4/18

07022711

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Muenchener Rueckversicherungs Gesellschaft

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 23 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34975

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/19/07

Annual Report 2006



RECEIVED
2007 APR 18 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
082-34975
AR/S
12-31-06

Munchener Ruckversicherungs Gesellschaft AG

Münchener Rück
Munich Re Group

Munich Re Group locations



Reinsurance

Europe: Munich, Athens, Geneva, London, Madrid, Milan, Moscow, Paris, Warsaw

Asia: Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Shanghai, Seoul, Singapore, Taipei, Tokyo

North America: Atlanta, Boston, Chicago, Columbus, Dallas, Hamilton, Kansas City, Los Angeles, Montreal, New York, Philadelphia, Princeton, San Francisco, Seattle, Toronto, Vancouver, Waltham

South America: Bogotá, Buenos Aires, Caracas, Mexico City, Santiago de Chile, São Paulo

Africa: Accra, Cape Town, Johannesburg, Nairobi, Réduit

Australia: Auckland, Brisbane, Melbourne, Perth, Sydney

Primary insurance

Europe: Munich, Agrate Brianza, Amsterdam, Athens, Barcelona, Bratislava, Bristol, Brussels, Budapest, Cologne, Copenhagen, Dublin, Düsseldorf, Floriana, Frankfurt/Main, Fürth, Hamburg, Istanbul, Kiev, Lausanne, Lisbon, London, Luxembourg, Madrid, Milan, Munsbach, Nanterre, Oslo, Ostfildern, Prague, Riga, Rotterdam, Saragossa, Sopot, Stockholm, St. Petersburg, Strassen, Tallinn, Thessaloniki, Verona, Vienna, Vilnius, Warsaw

Asia: Beijing, Manama

The Munich Re Group

Our operations encompass all aspects of risk assumption in primary insurance and reinsurance. We are one of the world's largest reinsurers, and one of the largest primary insurers in Germany.

Reinsurance: We have been in the business of insuring insurers since 1880.

Primary insurance: Our primary insurers offer security mainly for private clients and for small and medium-sized businesses.

Our subsidiary MEAG manages our assets and offers investment products for private clients and institutional investors.

Munich Re Group

Reinsurance		Primary insurance	
Munich Reinsurance Company	Münchener Rück Munich Re Group	ERGO Insurance Group	ERGO
Munich Reinsurance America	Munich Re America Munich Re Group	Victoria	VICTORIA
Munich American Reassurance Company	MARC Munich Re Group	Hamburg-Mannheimer	HAMBURG MANNHEIMER
Munich Reinsurance Company of Canada	MROC Munich Re Group	Deutsche Krankenversicherung	DKV
Temple Insurance Company	Temple	Deutscher Automobil Schutz	DAS
Munich Holdings of Australasia	MHA Munich Re Group	KarstadtQuelle Versicherungen	KarstadtQuelle Versicherungen
Munich Reinsurance Company of Africa	MRoA Munich Re Group	ERGO Previdenza	ERGO Previdenza
Münchener Rück Italia	Münchener Rück Italia Munich Re Group	ERGO Hestia	HESTIA
New Reinsurance Company	nouvelle ré neue rück new re	ERGO İsviçre	ERGO İSVİÇRE
Great Lakes Reinsurance (UK)	Great Lakes Munich Re Group	Europäische Reiseversicherung	DIE EUROPÄISCHE
Munich-American RiskPartners	MARP Munich Re Group	Mercur Assistance	Mercur Assistance
		Munich Re Underwriting	Watkins Syndicate

Asset management

MEAG MUNICH ERGO AssetManagement	MEAG

Key figures (IFRS)

Munich Re Group

		2006	2005	2004	2003	2002
Gross premiums written	€bn	**37.4**	38.2	38.1	40.4	40.0
Result before amortisation and impairment losses of goodwill	€m	**5,498**	4,150*	3,369	1,971	–20
Taxes on income	€m	**1,648**	1,014*	712	1,752	–605
Consolidated result	€m	**3,536**	2,751*	1,887	–468	214
Thereof attributable to minority interests	€m	**96**	72	54	–34	–74
Investments	€bn	**176.9**	177.2	178.1	171.9	156.3
Return on equity	%	**14.2**	12.5*	9.5***	–3.0***	1.1***
Equity	€bn	**26.4**	24.4*	20.5*	19.3	13.9
Valuation reserves not recognised in balance sheet**	€bn	**1.9**	2.6	3.2	1.8	1.1
Net technical provisions	€bn	**153.8**	154.0*	154.3	147.5	143.0
Staff at 31 December		**37,210**	37,953	40,962	41,431	41,396

*Adjusted owing to first-time application of IAS 19 (rev. 2004).
**Including amounts attributable to minority interests and policyholders.
***Previous years' figures adjusted owing to change in measurement basis.

Reinsurance*

		2006	2005	2004	2003	2002
Gross premiums written	€bn	**22.2**	22.3	22.4	24.8	25.4
Investments	€bn	**85.0**	87.0	81.2	80.4	68.6
Net technical provisions	€bn	**59.6**	63.4	58.2	56.7	55.3
Reserve ratio property-casualty	%	**280.9**	295.8	243.8	205.0	201.1
Large and very large losses (net)	€m	**854**	3,293	1,201	1,054	1,844
Thereof natural catastrophe losses	€m	**177**	2,629	713	288	577
Combined ratio property-casualty	%	**92.6**	111.7	98.9	96.5	123.7

*Before elimination of intra-Group transactions across segments.

Primary insurance*

		2006	2005	2004	2003	2002
Gross premiums written	€bn	**16.7**	17.6	17.5	17.6	16.6
Investments	€bn	**107.4**	105.9	115.0	108.3	104.4
Net technical provisions	€bn	**94.2**	90.6**	96.1	91.0	88.4
Reserve ratio property-casualty	%	**124.9**	113.1	116.8	114.5	116.3
Combined ratio property-casualty	%	**90.8**	93.1	93.0	96.4	99.9

*Before elimination of intra-Group transactions across segments.
**Adjusted owing to first-time application of IAS 19 (rev. 2004).

Our shares

		2006	2005	2004	2003	2002
Earnings per share	€	**15.12**	11.74*	8.01	–2.25	1.54**
Dividend per share	€	**4.50**	3.10	2.00	1.25	1.25
Amount distributed	€m	**988**	707	457	286	223
Share price at 31 December	€	**130.42**	114.38	90.45	96.12	114.00
Munich Re's market capitalisation at 31 December	€bn	**29.9**	26.3	20.8	22.1	20.4

*Adjusted owing to first-time application of IAS 19 (rev. 2004).
**Taking into account the capital increase in November 2003.

Premium growth



2006
–0.6%
–4.7%
Total –2.0%
2005
–0.2%
0.3%
Total 0.3%
2004
–9.7%
–0.6%
Total –5.8%
2003
–2.6%
6.3%
Total 1.0%
2002
14.6%
5.6%
Total 10.8%
Reinsurance
Primary insurance

Perseverance means more than hard and persistent work. It builds leadership. It stimulates creative and flexible problem-solving. It saves energy.

Dialogue
Kent Nagano_ The Californian-born conductor of Japanese descent is as much at home in classical and romantic music as in contemporary works. His global work focuses on offering new perspectives on the established repertoire and expanding horizons with provocative programmes. Since September 2006, he has held the position of General Music Director at the Bavarian State Opera in Munich.

Nikolaus von Bomhard_ Having joined Munich Re in 1985, he spent many years in reinsurance (including a spell in Latin America) and four years as a member of the Board of Management, before becoming its Chairman in 2004. Since then, he has been consistently gearing the Munich Re Group to profitability.

Kent Nagano has just finished an orchestra rehearsal for an Academy concert. He has a few brief words with an orchestra musician about the final touches for the performance in a couple of days. A few moments later, he meets Nikolaus von Bomhard on the "Bridge of Sighs" between the opera and the rehearsal building. Artist and businessman are soon engaged in lively conversation. The fact that they already know each other from the Premium Circle of the Opera, in which Munich Re is a long-standing sponsor, makes it easy for them to get talking. They speak about perseverance, a topic of great relevance to both of them. What significance does this quality have for them as conductor and chief executive?

Kent Nagano_ Perseverance applies to everyone who has the will and ambition to achieve something. And when one attains a certain level of success, everyone benefits. Today our world is becoming faster, and much has been written about a generation that expects immediate gratification. The longer-term concept of perseverance sometimes takes an enormous amount of will.

Nikolaus von Bomhard_ A company with a history like ours gives us the strength to be more persevering than others because we have deeper roots. As you mention, the time-horizon today is unfortunately a shorter one in some respects, but I think it is longer than some people think. Trying to manage expectations of what can be delivered in a reasonable time – that is the challenge for us today.



 

Pressure is put on us to deliver on our strategies each and every quarter. But if you are really interested in our enduring results, this is misleading. Our business model has a much longer perspective and is a more sustainable one. That's why we made the issue of climate change and its risks public back in the seventies, as we felt that it was something of outstanding future importance. Climate risks were and are emerging in unprecedented dimensions. We are risk-scouts – that's where perseverance and innovation are needed in equal measure. Back then, we were a voice crying in the wilderness. Climate change wasn't fashionable at all. Now, 25, 30 years later, climate change is a topic high on the agenda everywhere. This is just one example of the type of situation in which I, in my leadership position, feel regularly challenged. People devote a great deal of attention to fashions, even to hype, whereas we at Munich Re are long- or at least medium-term-oriented: we may not have the same "sex appeal" as, for instance, competitors who are interested in action only for action's sake. Employees may get nervous and say: "Others may overtake us; they follow the trend and we look boring by comparison."

Kent Nagano_ "Fashionable" is by definition something that does not last. One should say that conviction and will touch humans as a kind of life force that can sometimes be completely uncoordinated with the natural rhythm of fashionable cycles and may take some dramatic forms. Think of Ludwig van Beethoven's great ninth symphony. When it was premiered, the audience was bewildered that the great and cherished master could write something so seemingly incoherent. The critics were unable to understand the depth of Beethoven's achievement. Because after the long period between the eighth symphony and the ninth symphony, people were expecting and waiting for something tremendous and enlightening to come. What did arrive was so visionary that it was apparently incomprehensible. Beethoven died before the ninth symphony was accepted as a universal statement. It is such an inspiration to us all that it managed to become a recognised masterpiece and has remained so over time. Beethoven had a very profoundly rooted conviction. If you look at it from the perspective of several hundred years, you can see that it broadened people's concepts of what music is and can be. But in Beethoven's lifetime the symphony was never "fashionable".

Nikolaus von Bomhard_ My experience is that if you lead or run an organisation and you have a long-term vision, one thing is indispensable: you must communicate, explain – and convince. Only if as many people as possible share your view, will this build the momentum that you need to remove obstacles. In addition, your vision must of course be based on some sort of hard experience and know-how. From that, you derive the power of conviction.

In other words, your vision must be deeply rooted. Just coming up spontaneously with an idea will not take you far.

Kent Nagano_ That reflects one aspect of perseverance that is not always apparent, at least superficially: Perseverance implies a great deal of past preparation as well as a commitment to the future. It also implies study, research, past experience, work and application. All of which the public does not see.

Stubbornness is a dangerous quality, because it is fundamentally a characteristic which is very egotistical.

I think to succeed in today's fast-moving and competitive business environment, you have to be incredibly creative, spontaneous and flexible. Flexibility presupposes being able to think in abstract terms. This enables one to come up with alternatives that are not immediately apparent in a completely linear way of thinking. This being said, there are a lot of parallels between the business and the arts world. That is one reason why arts education, and specifically musical education, is so important. The point would not be to try to generate thousands and thousands of new concert pianists and solo violinists. These are always rare and exceptional cases. But scientifically it has been proven that by being introduced to
artistic concepts at an early age, a child learns to deal with problem-solving and to engage in his or her environment in abstract terms, to really approach things in a multi-dimensional, multi-level way, which of course encourages the flexibility that is also essential for successful chief executives and for successful companies.

Nikolaus von Bomhard_ You mention an important aspect: It is one thing to have a goal or a vision. It is another to have the flexibility and creative power to realise it. Perseverance is about knowing where you want to go and doing all you can to get there, which includes reacting quickly and flexibly. That's not a contradiction. Parameters and requirements are changing quicker than ever before – and we must and will respond to that challenge. In so doing, we must also be prepared to question things, even established practices. That's why we need staff in our company who are prepared to change, who show adaptability and flexibility whilst working steadily towards a goal. To come up with another example: we're criticised these days because we don't grow quickly enough. But for us as a reinsurer, the challenge is not just to grow but to grow profitably. That takes flexibility and innovation. Whether it is pushing back the borders of insurability or launching new business models spanning insurance and reinsurance: it involves a lot of hard work and is not something you can achieve overnight. This is what we call "intelligent growth" and it demands all the attitudes and talents that you mentioned.

Kent Nagano_ One danger we have to avoid, of course, is to arrive at the opposite end of the scale of perseverance, which is stubbornness. This is a dangerous quality, because it is fundamentally a characteristic which is very egotistical. Stubbornness is self-orientated, not necessarily based upon research or experience and implies inflexibility. The choice between these two opposite poles of perseverance and stubbornness can really make the difference as to whether a company is successful or not.

Nikolaus von Bomhard_ That's why I actually want everyone to be free to challenge my ideas. The two of us are also in danger of becoming stubborn about certain ideas if we are so convinced of them. Of course, if you say "This is what we do, this is how we do it", you save a lot of time, but you run the risk of getting it badly wrong. The art is to provoke criticism, check out its core message, and then decide whether this has implications for you. That's why I think it's very helpful to create space around you for other opinions.

Kent Nagano_ Just surround yourself with people who by their very competence will challenge you regularly and on a continuous basis – that incites the kind of constructive dialogue which is really essential. There is another aspect: if you achieve a goal through perseverance, the result is that you can help people broaden their minds: which is to say to encourage them to take action not limited by their expectations, to introduce them to a much wider world where many elements can far exceed their short-term calculations.

Nikolaus von Bomhard_ Every individual has a right to expect something different. There are many expectations relating to our company. The important thing is not to be arrogant but to offer an alternative perspective. It is the most successful way of differentiating yourself from competitors, to achieve a unique profile. If you leave the mainstream and do something a little bit different. We decided to do primary insurance along with reinsurance, and I have constantly been faced with comments like: "Why do you do it?" and "Don't do it!" Now, as then, I am absolutely convinced this is the right step. Because with this integrated model, we can best profit from the synergies of diversification and from the chances in both segments. We can combine the solutions and open up new business opportunities. Of course, it will only be possible to judge the long-term success of this strategy when I'm no longer in office; but it takes some courage to go your own way, as it did for the composers.

Kent Nagano_ You bring up a very important point. In order to persevere, you need at least some people who understand what you're talking about. Achievement is a very public-oriented task. The public in the end will form a consensus as to whether or not your efforts were successful or not successful.

Nikolaus von Bomhard_ On the one hand, a good track record helps. So if you have three good symphonies out there, you can risk more with the fourth.

If you get people on your side to accompany you rather than just follow you, then you are ultimately more efficient.

When I took over my position, I had one main goal: to make our business profitable by increasing our portfolio quality. This took time and much effort, and it was and is often hard to be consistent and let the unprofitable business go. But now we are starting to harvest the fruits.

Kent Nagano_ In the end, defining a leadership profile requires strong personality. And it's only through perseverance that you can develop a depth of conviction and therefore a depth of character. The strength of that conviction and what you are prepared to fight for are the elements from which we extract personality, character and refine and focus a sense of will. Personality, character and sense of will are integral parts of leader functions. If one is to assume the responsibility of leadership, it almost implies that you must have the skills which are only brought about through vision and perseverance.

Nikolaus von Bomhard_ One might say that all the really important achievements in human history have been accomplished thanks to people who persevered. Of course, some failed badly, even though they were great leaders and had the right ideas, but they just could not prevail in their time, so their ideas were not recognised until later. Having said that, I think perseverance can be the more efficient approach. If you get people on your side to accompany you rather than just follow you, then you are ultimately more efficient: you save time, energy and resources by concentrating your forces to come up with what you finally want to achieve.





Stormy times for insurers – The risk of climate change

Interview
Heike Trilovszky is head of Corporate Underwriting at Munich Re and is responsible for cross-divisional standards and quality assurance in underwriting and pricing of property-casualty business.

At the end of October 2006, Sir Nicholas Stern presented the results of a study commissioned by the British government on the economic impact of climate change. The Stern Review Report predicts annual costs equivalent to at least 5% of global GDP unless action is taken quickly to mitigate the effects. Compared with these cost burdens, it says, expenses for climate protection are only moderate and would promote long-term growth. Heike Trilovszky explains how Munich Re is responding to the prospect of a further increase in natural catastrophe losses.

Ms. Trilovszky, the insurance industry can look back on a quiet year for natural catastrophes. Has climate change been over-dramatised?

Heike Trilovszky_ One quiet hurricane season cannot be taken as evidence that the climate is not changing. We have been pointing to the rising trend in natural catastrophes for a long time. That doesn't mean events have to become more frequent and stronger every year, of course – there is a great deal of volatility. But if these fluctuations are factored out, we are left with a definite upward trend which has a lot to do with climate change.



Page 10
Heike Trilovszky at the Hohenpeißenberg weather station near the Bavarian Alps. The station's climate records go back to 1781.

Page 12
Hohenpeißenberg is one of 22 global observing stations around the world monitoring negative impacts on the atmosphere as part of the Global Atmosphere Watch Programme.

Are you saying that the Stern Review's findings match Munich Re's?

Heike Trilovszky_ The Stern Review's conclusions go a long way into the future. There is certainly room for discussion about individual figures, but we share the view that the climate is changing, that we are seeing global warming, and that we are already experiencing more extreme weather. And also that climate change will be very expensive – because it's too late to curb it immediately.

Can the insurance industry continue to bear the consequences?

Heike Trilovszky_ It is undoubtedly affected by this development and will play its part in tackling the problem. But if higher losses are to be expected, premiums have to keep pace. In other words, the community of policyholders ultimately has to pay for the increased risk. It's also clear that the insurance industry can help shoulder only the financial consequences – let's not forget that one of the main threats posed by natural catastrophes is to human life. In addition, a large portion of the loss and damage is not insured. Of course, preventing losses and adjusting to the new challenges also cost money. But as the Stern Review shows, it would be a price worth paying: from the economic point of view, it would be sensible to act now.

Can Munich Re maintain the capacity it offers for natural hazards?

Heike Trilovszky_ Naturally we will have to reckon with higher losses – but despite its drastic long-term effects, climate change doesn't come as a surprise. This means we can manage natural hazard risks in such a way that we can continue to cover them. We still see them as part of our core business and have a great interest in making the best possible use of the opportunities in this market segment. And if the private insurance industry's coverage of natural hazard risks complements effective action against climate change, this is a win-win situation for everybody.

Will there be risks that are no longer insurable?

Heike Trilovszky_ Well, it depends what you mean by insurable. Everything is insurable as long as it's quantifiable and the overall exposure is bearable. The problem as I see it is where individual scenarios reach the limits of capacity, as with hurricane risks in the Atlantic. Here reinsurance, with its global balancing of risks, traditionally supplements the capacities of national economies or insurance industries. And the total capacity available can be increased by transferring insurance risks to the capital markets, which are not particularly fazed by events like Katrina. I don't think state-based pools are a solution: if they only cover small regions, they have little financial strength – and, as we know, the willingness to show solidarity declines the further away one is from the event. Instead, we should concentrate our energies on curbing climate change and ensuring that the catastrophe potential remains manageable.

In 2005, Hurricanes Katrina and Wilma clearly showed that natural catastrophes are getting more frequent and more intense. How is Munich Re reacting?

Heike Trilovszky_ Firstly, we have become more critical with regard to information on exposures and attach more importance to data quality. Secondly, we have adjusted our models to take account of aspects that had not previously been given sufficient consideration. But even the best models are not perfect, which is why we constantly update and refine them: like research, natural-hazard modelling is a job which is never finished. We do this for all scenarios. That's our business: that's risk – it's what we live with.

In the process, we not only learn something about the individual events, of course, but also add to our general understanding of causes and effects. So after the experiences in the USA, it was logical in autumn 2005 to examine how good our models were for storm surge or business interruption on the European and Asian coasts as well. You see, we also consistently implement new experience without delay in underwriting and risk management.

That's our business: that's risk – it's what we live with.

Every loss is an opportunity to expand our knowledge and so improve the quality of our business.

What in your view is the key to Munich Re continuing to fulfil its economic function and turning these risks into value?

Heike Trilovszky_ I think the key is partly a deeper technical understanding of the risk situation. But we must also be consistent and firm in putting this theoretical knowledge into practice in our underwriting. That includes sticking to our guns even if competitors accept such risks without question or at conditions we consider inappropriate: if premiums are too low, this will quickly lead to underwriting losses. Just as important, if not more so, is risk management, so that we know what burdens we would have to bear if the worst came to the worst. This is especially significant given the fact that errors may not become apparent until many decades later – that is, when such a megacatastrophe occurs again.

Thank you very much for the interview, Ms. Trilovszky.

Growth inclusive – A new health insurance company for India

Interview
Bernd Ottemann is Chief Financial Officer and member of the Board of Apollo DKV Insurance Company; Chandra Sekhar Chivukula is member of the Board and Chief Marketing Officer.



Two years ago, we reported on the success of Paramount, our service company in the Indian market. In the meantime, DKV Deutsche Krankenversicherung has launched a joint venture with the Indian Apollo Hospitals Group to develop one of India's first health insurers, Apollo DKV Insurance Company, thus intensifying the Munich Re Group's activities and involvement in the Indian market. With 38 hospitals and numerous pharmacies and diagnostic centres, the Apollo Group is the largest healthcare provider in Asia and hence an ideal partner for DKV in this dynamic environment. Bernd Ottemann and Chandra Sekhar Chivukula report on their pioneer work and the special features of the Indian health market.

Mr. Chivukula, Mr. Ottemann, since October 2006 you have been jointly developing one of the first private Indian health insurance companies. What is so attractive about the Indian market?

Chandra S. Chivukula_ A great opportunity in the Indian market is the large uninsured population. Currently only about 3% of the population have private health insurance cover. 80% of healthcare expenditures are out-of-pocket. In addition to this, we have what is probably the world's fastest growing middle-class segment which can actually afford health insurance of a good quality and a good price. We also have a substantial young population, which is of course a good risk for health insurance. So it is not only the growth potential, but also the chance to grow exceedingly profitably.

Bernd Ottemann_ Besides this, we will be one of the very first pure health insurance companies in India. IRDA, that is the Indian regulatory authority, is now very much in favour of developing the health insurance market. Furthermore, Apollo is a very well-known healthcare brand in India and this is definitely one of the biggest advantages, because if people see "Apollo" then they automatically relate it to health. So we don't have to create a totally new health brand. We only have to build a health insurance brand.

With which products do you intend to tap into this market?

Chandra S. Chivukula_ Currently there are several health insurance products which are sold by general insurers or non-life insurers, so we would like to initially come up with products which are comparable to these, but with enhanced features and improved customer-service focus.

Bernd Ottemann_ Our aim is to sell products that are easy to understand. We want to provide easy access to healthcare. For the time being, we are concentrating on inpatient indemnity insurance, travel insurance and special products for expatriates.

What is the make-up of the team with which you are developing business and how do you profit from one another in the joint venture?

Chandra S. Chivukula_ Both joint-venture partners are adequately represented. We have specifically identified the respective home-grown competences and we are going to staff the company suitably with the core competences of each party. In the case of the Apollo Group, that means extensive market knowledge and the know-how of the largest health provider in Asia.

Bernd Ottemann_ On the DKV side, we contribute the core competences of health insurance, which means all the technical skills with respect to underwriting and claims management, product design and actuarial know-how, etc. In other words, the two partners provide complementary skills and strengths: it's an excellent fit.

What are the most important steps prior to your commencing operations in June 2007?

Chandra S. Chivukula_ I think the first step is to obtain the regulatory licence. Presumably we will be fully licensed in the next two to three months. The other important step is to set up the infrastructure (including all the IT systems, processes and the department concepts), which we are already doing thoroughly. The third major step will be to hire people in large numbers in a very short time.

Bernd Ottemann_ At the end of the first business year we are going to have between 150 and 180 employees at the head office in Delhi. Most of these people we have to hire during April, May and June. The fourth and most important step, of course, is to develop the products suitable for the Indian market's requirements.

Has experience from other projects of the Munich Re Group, such as those in

Abu Dhabi or China, been helpful to you?

Bernd Ottemann_ It definitely was helpful, yes. We arranged a visit to Abu Dhabi by a core team in December, during which we had a detailed discussion about the major requirements and challenges. We benefited significantly from their experience, for example with the core IT systems or with setting up the necessary processes. With respect to China, some of our team members also participated in establishing the Chinese PICC Health Company, so we are able to incorporate their expertise into our product and in our project team as well.

In what direction are you planning to expand your range of products in the coming years? What share of the overall market are you aiming at in the medium term?

Chandra S. Chivukula_ Within a period of five or seven years, we would like to bring in other kinds of products, in particular healthcare products with ageing reserves.

Bernd Ottemann_ This is a product so far totally unknown in the Indian market. Healthcare costs in India are increasing at a very high level, so to come out with products with features like ageing reserves, we have to gain a lot of experience and to investigate the market very thoroughly. This is definitely one of the long-term targets for the company.

Chandra S. Chivukula_ In terms of market share, our target is 7% by the end of year 5, and 10% to 12% by the end of year 10. However, the purpose of this organisation is not only to be number one but to be a profitable and self-sustaining company with an excellent reputation for quality and good practices.

Bernd Ottemann_ We don't want to be the biggest company, but the most profitable one. The Indian health insurance market is developing from a cross-subsidised market, where health cover was more or less only a supplement, to a market where health insurance products will have a much higher exposure and will have to compete. We need to be able to prevail and still grow.

We don't want to be the biggest company, but the most profitable one.

In what areas would you need to show the greatest perseverance in achieving this?

Chandra S. Chivukula_ First of all, we have to maintain the strong relations between the two partners in this joint venture. Both the Indian and the German partners have to understand each other's culture and their ways of working.

Bernd Ottemann_ You cannot simply set up a German company in India. We have to set up an Indian company and incorporate the best we have from German culture. Ultimately, we will always be an Indian company, and all Germans who work here will have to adapt to this way of life to a certain extent.

Chandra S. Chivukula_ And we have to build up a brand which is synonymous with good quality and consumer trust. On a long-term basis, a lot of perseverance will be required because of the high degree of competition and price pressure we anticipate in the coming years.

Bernd Ottemann_ As we said, in this competitive environment, we not only have to survive but also have to be profitable. Therefore, profitability will be one of our most crucial targets, which will certainly demand a great deal of sustained effort.

Thank you very much for participating in this interview.

Page 14
Nurses at the Apollo Hospitals Campus in Hyderabad, where nearly 100,000 patients are treated annually.

Page 17
From their base in Hyderabad, Bernd Ottemann and Chandra S. Chivukula are developing the Apollo DKV Insurance Company.





Small cause, big effect – How Munich Re protects itself against the pandemic risk

Interview
Dr. Manuela Zweimüller is head of the Integrated Risk Management Division's Risk Identification & Control Department and chairs an interdisciplinary working group which analyses the potential consequences of a pandemic for the Munich Re Group. Her work focuses on overarching accumulation scenarios and emerging risks.

The H5N1 bird flu virus received extensive media attention in 2005 and the first half of 2006. Since then, the pandemic issue has virtually disappeared off the public radar. Nevertheless, the alert level on the WHO's six-point scale remains at three. In an interview with Dr. Manuela Zweimüller, we talked about the actual risk situation and how the Munich Re Group is responding to it.

Dr. Zweimüller, we haven't been hearing much about pandemics lately. Were the concerns mostly media hype?

Manuela Zweimüller_ The media play a critical role in how people perceive risk. But experts around the world agree that we will have a pandemic. They just don't know when and how severe it will be. The bird flu virus called H5N1 that we are dealing with at the moment is currently transmitted to humans only rarely through very close contact with infected birds. Around 270 human infections have been officially reported in a period of slightly more than three years, but with a very high rate of mortality. Only a few exceptional cases have been found to involve human-to-human transmission. For the avian virus to be transmitted from one person to another, it first has to adapt to the human host, i.e. undergo a genetic modification. This, of course, also applies to other viruses carried by animals, because H5N1 is not the only possible cause of a pandemic. In order to assess the risk involved, we put our analyses on a technical and scientific basis whenever possible.

What are the starting points of your analyses?

Manuela Zweimüller_ First of all, we look at historical events. The Spanish flu of 1918, which killed an estimated 20 to 40 million people worldwide, is the most important reference scenario. However, it cannot be directly applied to the situation we have today. We have to bear in mind that things have changed considerably, for example due to enormous medical advances such as antibiotics and vaccines. Public and private hygiene, too, have improved significantly. There has also been a substantial increase in overall life expectancy. This is why it would be inappropriate to apply last century's mortality rates to current population numbers. Starting from comprehensive historical and scientific research, we develop our own scenarios, which are updated on a regular basis to take account of trends and developments regarding the geographical spread of the disease, vaccination research and other aspects.

What scenarios are used by Munich Re?

Manuela Zweimüller_ We are using a number of scenarios which differ in key parameters such as the duration and spread of the pandemic, and infection and mortality rates. The WHO scenario with the highest occurrence probability is comparable to the Asian flu of 1957/58 and the Hong Kong flu of 1968, which were both fairly mild. This scenario did not produce any pronounced changes to original mortality rates when we applied it to selected industrialised countries. Of course, we have also looked at a worst-case scenario, although we do not consider it realistic. And we are investigating scenarios which are in between the two extremes. This has been the basis for analysing our portfolios. It is important to bear in mind that a pandemic would affect a large number of countries and regions around the world within a short period of time. This means that geographical risk diversification is no longer an option.

What areas of Munich Re would be affected by a pandemic, and how is it preparing for such an event?

Manuela Zweimüller_ First of all, like any other company, we must ensure that business can go on when a pandemic occurs. This is part of our overall business continuity planning. The WHO strongly advises all companies and public authorities to identify possible shortcomings in this respect, for example by means of checklists.

Our overall insurance exposure from a potential pandemic does not exceed that from a major natural catastrophe.

Manuela Zweimüller_ Higher mortalities and an increased number of visits to the doctor, hospital admissions and absences from work as a result of mass infections would, of course, primarily affect our life and health portfolio. Property and casualty lines (e.g. business closure insurance), would not be hit nearly as hard, but of course also contribute to our overall exposure. We can monitor the pandemic risk by using the scenarios to regularly check our portfolios and take appropriate action if required. And of course, we closely monitor how the threat develops by continuously analysing the official data gathered by the WHO around the world. Therefore, the underwriting risk can be assessed quite accurately. Our overall insurance exposure from a potential pandemic does not exceed that from a major natural catastrophe. What is most difficult to evaluate, however, is the impact on the global economy and, consequently, on the investments of the Munich Re Group. On the basis of the WHO scenario which we consider the most likely, we predict that the global economy will only be temporarily disrupted and that the ensuing shock to the capital markets will be short term and non-persistent.



The risk situation you describe is a very complex one. Is this complexity reflected in your pandemic working group?

Manuela Zweimüller_ Yes, definitely. In 2006, one of the main tasks of Integrated Risk Management was to evaluate the possible consequences of a pandemic for the whole Munich Re Group. To this end, we brought together all the experts we needed in an interdisciplinary team made up of physicians, actuaries, economists, risk managers and underwriters. We have also included representatives from major business units like Munich Re America or markets like Australia to reflect different supervisory regimes and create an international perspective. Since we are conducting both insurance and reinsurance business, we can also benefit from the competence of our ERGO colleagues. Moreover, we can build on work already done, because we established underwriting guidelines for epidemics and analysed our portfolios back in 2003 in connection with SARS. In the coming years, too, we will need considerable staying power when dealing with the topic of pandemics because we will have to keep adjusting our approach and take account of new trends.

Dr. Zweimüller, thank you for the interview.

Page 18
Dr. Manuela Zweimüller in the ornithological archives of the Bavarian State Collection for Zoology in Munich.

Page 21
The Spanish flu epidemic of 1918 was also started by an avian flu virus.

Solvency II – New challenges for insurers

Interview
Hubert Rodarie and Philipp Marie-Jeanne are members of the Board of SMABTP. Hubert Rodarie is responsible for finance and insurances of the person. Philippe Marie-Jeanne's responsibilities include marketing and reinsurance. Claus Brinkmann heads Munich Re's Solvency Consulting Project Group, which develops reinsurance and service concepts for primary insurers in connection with Solvency II.

The European Commission's objective in introducing Solvency II is to harmonise and modernise the European insurance market. The project is built on the "three-pillar approach" also found in Basle II: minimum capital requirements, internal and external supervisory methods, and market transparency. The requirements of Solvency II present small and highly specialised insurers in particular with major problems. Philippe Marie-Jeanne and Hubert Rodarie of insurer SMABTP, the French market leader in coverage for the building sector with a premium volume of nearly €1.2bn in property-casualty insurance, talked to Claus Brinkmann of Munich Re about the implications of Solvency II and the special situation of small and specialist insurers.

Claus Brinkmann_ You are working hard preparing for the forthcoming supervisory regime under Solvency II. What do you think the consequences of Solvency II will be for the European insurance market in general?

Philippe Marie-Jeanne_ For some experts, Solvency II will lead to less volatility of insurance pricing and better protection of policyholders, owing to more efficient use of capital, better risk quantification and improved risk



management. Experts also emphasise the fact that there will be a level playing field. Though we are not against the risk-based approach using economic capital as a matter of course, we are concerned that this principle may not be implemented properly and fairly, on solid and proven grounds. And we don't share the optimism about the insurance pricing for instance, because on the US market with its risk-based regulatory system you still have pricing cycles and different pricing strategies, for instance. Moreover, if you look at the Basle II system in banking, it is not clear at this stage that the main beneficiary from the system will be the customer.

Hubert Rodarie_ Solvency II could clearly lead to a better and more commonly accepted view of risks. But as far as long-tail insurers in France are concerned, we gave up the Solvency I standards as a measure of our risk. So Solvency II, if it is implemented properly, will not have a great effect on our pricing.

Claus Brinkmann_ If you just consider the future in five years after the implementation of Solvency II, will there be a trend towards intensified consolidation?

Hubert Rodarie_ Certainly, though it's difficult to say in what proportion, as long as we don't know the final design of Solvency II and how the supervisors will act in this landscape.

Philippe Marie-Jeanne_ I think that there will be a trend towards consolidation, as there was after the implementation of Basle II. But the difficulties of medium and small insurers will depend on the way the principles are applied. I believe that the specialists and real monoline insurers – big enough to have real expertise – will continue to perform better than multiliners. And I hope that reinsurers and the solvency model will still recognise our capabilities. So if we have the support of our preferred reinsurers and also a fair model, I think that we still have a real position in the market and a bright future of our own.

Claus Brinkmann_ I agree completely with what you said. A basic principle of our business model is to support small and medium-sized companies in reducing their size-driven disadvantages. To have only a few huge clients left in the world is not what we are aiming for, of course. I think one of the most crucial points will be the definition of the standard model. Do you think the standard model adequately reflects your risk situation, which is strongly geared to long-tail risks?

Philippe Marie-Jeanne_ At the moment, we are concerned about the one-size-fits-all approach that can easily become a Procrustean bed. We fear the current tendency to push for a rigid formula-based approach which fails to recognise the real quality of risk management and underwriting policy. Account has to be taken of all forms of risk mitigation and not only of "simple" mathematical diversification.

Hubert Rodarie_ We are also worried about a too conservative approach based on the one-year horizon. That concept ignores the reality of our long-tail business, where we have to deal with great uncertainties with a long-term horizon. More precisely, the proposed risk modelling of assets in the insurance balance sheet ignores the reality of the business and will have a negative effect on the long-term financial return, ultimately resulting in an increase in the price of insurance products for customers, especially in the case of long-tail insurance.

Philippe Marie-Jeanne_ So we are very keen for our risk expertise to be recognised along with the mathematical diversification effect. We strongly believe that experience is a key factor in managing underwriting risks and that it could be measured if an insurer is able to get historical data by line of business over a sufficient time horizon. In short, what we really need is the possibility to personalise the standard formula so that it takes into account the quality of our risk management in investments or underwriting and our long-standing expertise.

What we really need is the possibility to personalise the standard formula.

Claus Brinkmann_ Reinsurance is the classic external tool for risk capital relief. Do you think risk relief through reinsurance is given sufficient credit in Solvency II?

Philippe Marie-Jeanne_ No, definitely not. Under the current solvency regime, recognition of the positive effect of reinsurance is insufficient because it only involves the ceded premium. Particularly for the reserve risk, the effect of non-proportional reinsurance is not adequately acknowledged under Solvency II. In order to identify the real impact on risk mitigation, it would be necessary to distinguish the effect of the mean ceded exposure and the reduction of volatility due to reinsurance.

Hubert Rodarie_ Since non-proportional business is quite common in France and especially since we are writing more non-proportional contracts in decennial and long-tail business, this is a crucial issue for us. And the smaller the insurer is, the more reinsurance is necessary.



Claus Brinkmann_ If you had three wishes, what would you wish for from your reinsurance partner in connection with Solvency II?

Philippe Marie-Jeanne_ First, that you remain a financially strong partner for the future, because we need a financially healthy counterparty, especially for long-tail business and with Solvency II in mind. That is really important to us, as we have long-term relationships with our reinsurers. Second, that you will continue to follow the fortunes of your partner for the whole duration of the claims process. And third, that you remain a skilled partner, able to recognise the insurer's experience, especially in the case of specialised companies like us, and continue to provide us with informed capacity (as opposed to more volatile and more expensive "blind" capacity), as well as with updated offers consistent with new constraints and the state of the industry.

Claus Brinkmann_ Thank you very much for participating in this interesting discussion.

Page 23
Claus Brinkmann, Philippe Marie-Jeanne and Hubert Rodarie (from left to right) meet in Paris to discuss the implications of Solvency II.

Page 25
Daniel Buren's column installation in the Cour d'Honneur of the Palais Royal is not far from Munich Re's offices in Paris.

Notable events in 2006

Another record result
Thanks to excellent results in reinsurance and primary insurance business, Munich Re achieves another record profit of €3.5bn. The dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 26 April 2007 will therefore be payment of an increased dividend of €4.50 (3.10) per share (45% higher than last year). Pages 66, 142

Life reinsurance subsidiary set up in Moscow
By establishing Munich Re Life E.E.C.A. in Moscow, Munich Re consolidates its outstanding market position in the Commonwealth of Independent States, where it opened its first foreign office in 1885, and strengthens contacts with clients and authorities. As the first foreign reinsurer to be incorporated there, it can now offer reinsurance solutions on a rouble basis. Page 73

D.A.S. expands business in Germany and abroad
ERGO subsidiary D.A.S., Europe's largest legal expenses insurer, sets up a subsidiary in Estonia and introduces the class of legal expenses business there, with initial focus on cover for car drivers. In the German market, D.A.S. continues its strategic development from a reimburser of costs to a legal services provider with a new product generation. Page 90

Scaled-down Munich Re Board of Management
Christian Kluge and Karl Wittmann retire as members of the Board of Management on 31 December 2006; Dr. Heiner Hasford retires on 28 February 2007. Dr. Ludger Arnoldussen, hitherto Chairman of the Board of Management of Swiss Re Germany AG, Munich, is appointed to the Board of Management to take over the Germany, Asia Pacific and Africa Division and also General Services. Pages 32, 36

New IT platform successfully introduced
In September 2006, Gloria (Global Reinsurance Application) replaces 17 legacy systems in Munich and in many directly connected business units in the international organisation, thereby accelerating processes and the handling of reinsurance transactions. Page 109

ERGO in India
DKV and the Apollo Group, Asia's largest chain of hospitals, establish a joint-venture health insurance company. It is scheduled to commence operations with inpatient indemnity, travel and expatriate insurance products in June 2007. Pages 14, 90

First signatory to the Principles for Responsible Investment
At the invitation of the United Nations, Munich Re participates in the formulation of principles that provide institutional investors with guidelines for applying social and ecological criteria when making investments. In August 2007, we will provide information on this subject in our first sustainability report, thus continuing our systematic involvement in this area. Pages 92, 108

MEAG goes to China
MEAG acquires a 19% stake in PICC Asset Management Company Ltd. (PAMC), Shanghai. Both companies aim to extend business with private and institutional investors in this fast-growing and promising market. The expected liberalisation of the Chinese financial services market will open up business opportunities for MEAG. Page 91

Catastrophe bond for earthquake risks in California
By transferring earthquake risks in California to the capital markets for subsidiaries of the Zurich Financial Services Group (Zurich), Munich Re again provides a capital market solution for peak risks. In the event of earthquakes in California leading to large losses, US$ 190m will be available either fully or in part as cover for reinsurance. Page 85

ERGO invests in the Turkish insurer İsviçre
ERGO expands its business in southern and eastern Europe by acquiring a 75% stake in the İsviçre Group, thus attaining a leading position in the dynamic Turkish insurance market. Pages 43, 90

Dear Shareholders,



Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

The financial year 2006 was another excellent one for the Munich Re Group. We succeeded in posting a record result for the third year in a row: €3.5bn, after €2.7bn in the previous year and €1.9bn in 2004. Thus we markedly exceeded our original expectation of €2.6–2.8bn for 2006. The same applies to RORAC, our return on risk-adjusted capital, where we had set ourselves a target of 15%. What we actually achieved was 20.3%.

On the basis of this result, we will propose to the Annual General Meeting that the dividend be increased by 45% to €4.50 (3.10), which would mean a payout of €988m (707m) to shareholders. Together with the successfully concluded share buy-back of €1bn, we are consequently giving the capital markets nearly €2bn, or 58% of the consolidated profit for the year, by the end of April.

The result for the past financial year, with our outstanding component results in both primary insurance and reinsurance, vindicates our strategy. The profit increase at ERGO from €786m to €906m is a notable achievement. The excellent combined ratio of 90.7% (92.3%) in property-casualty insurance underscores once again the high quality of ERGO's business.

The reinsurance result – with a profit of €2.7bn (1.4bn) and a combined ratio of 92.6% (111.7%) – was also very positive. Admittedly, we were largely spared major natural catastrophes in 2006, unlike in 2005 with its severe hurricanes. But it is still apparent that we are reaping the rewards of our very selective and risk-commensurate underwriting, where we consistently give priority to profitability over growth in volume.

We therefore have every cause to be satisfied with the development of the last few years, and especially with the result of the past financial year. The path we have taken is proving to be the correct one. This applies particularly to our business model of conducting primary insurance as well as reinsurance in our Group: our success should convince even those who take a sceptical view of this strategy. For me, what is now important is to sustain this profit level whilst ensuring that our business grows more strongly again, without lowering our standards with regard to quality and earnings.

In practice, this means that we still have to be prepared to give up business that is no longer profitable. As I see it, there is no alternative. In the renewals of the majority of our reinsurance treaties at 1 January 2007, we therefore consciously accepted some reductions in business volume necessitated by the current state of the market cycle – in contrast to some competitors. I consider this approach to be absolutely right: it is acting in the interests of profitability and thus in your interests as Munich Re's shareholders.

But we intend to achieve growth in other areas to compensate – indeed, more than compensate – for business we have given up in segments that are no longer profitable. This is our aim, for example, with our overarching integrated health market strategy, from which I expect a great deal in the long term. The synergy potentials here between primary insurance and reinsurance are undeniable. As part of this strategy, we are also diversifying into areas of activity that complement our core insurance and reinsurance business. In primary insurance, we find opportunities for profitable growth in Germany, of course, but especially in selected markets abroad. And we develop reinsurance business in all areas where there is attractive potential, as we did last year in US agricultural insurance. In saying this, I wish to emphasise that reinsurance is also a promising field for "intelligent growth" in the medium and long term, but it requires staying power, since this business cannot be grown steadily across the board from year to year – experience indicates that expansion will take place in stages.

What about external opportunities for growth through the acquisition of companies, parts of companies or individual portfolios? We are basically very open to such options but will not be rushed into making rash decisions. There is certainly no lack of offers: on the contrary, we regularly consider a great many. However, in our opinion, the prices demanded are currently not acceptable in relation to our return requirements. As in our underwriting, we remain disciplined and will not compromise our position.

Ladies and gentlemen, we have frequently highlighted the Munich Re Group's guiding principles for a sustained profitable future: our mission statement headed "Turning risk into value", our three "cardinal virtues" – the professional handling of risk, integrated management as a means of optimum diversification, and the objective of excellence in management and operational processes. Lastly, there is the principle of "profit before growth". We want to preserve the values we have developed over many years in our Group and, at the same time, to respond to current and future challenges. Today I can say that in the financial year 2006, we remained true to our principles and kept firmly on course. The outcome, as I think you will agree, is most satisfactory. A large part of the thanks for this must go to our staff at all the companies in the Munich Re Group, with their commitment, know-how and will to succeed. I wish to thank everyone who has contributed, enabling us to present you with such a good result for the year.

The result targets we have set ourselves in the current year are again ambitious. We aim for an increase of around 10% on the result originally expected for 2006. Specifically, our target is an attractive return of at least 15% on our risk-adjusted capital. As far as the Group profit is concerned, we are looking to achieve a result of between €2.8bn and €3.2bn. Of course, I would prefer it to be in the upper part of this range and be able to report a "3" before the decimal point to you again this time next year. The growing demand for top-class primary insurance and reinsurance cover worldwide certainly provides a very promising business environment for the Munich Re Group, whose outstanding expertise and market presence in its core field of "risk" puts us in an excellent position.

Yours sincerely,

Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Members of the Board of Management

Dr. jur. Nikolaus von Bomhard

(Chairman of the Board of Management)
* 1956, lawyer,
with Munich Re since 1985
Group Investments; Group Development;
Press; Internal Auditing; Executive Offices,
Group Top Executives

Dr. rer. pol. Ludger Arnoldussen

(since 1 October 2006)
* 1962, graduate in commercial studies,
with Munich Re since 2006
Germany, Asia Pacific and Africa;
General Services

Dr. rer. pol. Thomas Blunck

* 1965, graduate in business management,
with Munich Re since 1999
Special and Financial Risks;
Organisational Design and Development;
Information Technology

Georg Daschner

* 1949, chartered insurer,
with Munich Re since 1965
Europe and Latin America;
Corporate Communications

Dr. jur. Heiner Hasford

(until 28 February 2007)
* 1947, lawyer,
with Munich Re since 1978
Group Investments, Corporate Finance,
M&A; Legal and Regulatory Affairs, Compliance;
General Services; Organisational Design and Development

Dr. rer. nat. Torsten Jeworrek

(Chairman of the Reinsurance Committee)
* 1961, mathematician,
with Munich Re since 1990
Corporate Underwriting/Global Clients;
Reinsurance Investments;
Accounting, Controlling and Central
Reserving for Reinsurance

Christian Kluge

(until 31 December 2006)
* 1941, chartered marine insurer,
with Munich Re since 1964
Europe 1; Corporate Communications

John Phelan

* 1947, underwriter,
with Munich Re since 1973
North America

Dr. jur. Jörg Schneider

* 1958, graduate in business management,
lawyer, with Munich Re since 1988
Group Accounting; Group Controlling;
Corporate Finance, M&A; Integrated Risk
Management; Legal and Regulatory Affairs, Compliance;
Taxes; Investor and Rating Agency Relations

Dr. oec. publ. Wolfgang Strassl

(Board member responsible for personnel and welfare matters, within the
meaning of Section 33 of the German Co-Determination Act)
* 1956, graduate in economics,
with Munich Re since 1988
Life and Health; Human Resources

Karl Wittmann

(until 31 December 2006)
* 1945, chartered insurer,
with Munich Re since 1961
Asia, Australasia, Africa



Dr. jur. Nikolaus von Bomhard



Georg Daschner



Christian Kluge



Dr. oec. publ. Wolfgang Strassl



Dr. rer. pol. Ludger Arnoldussen



Dr. jur. Heiner Hasford



John Phelan



Karl Wittmann



Dr. rer. pol. Thomas Blunck



Dr. rer. nat. Torsten Jeworrek



Dr. jur. Jörg Schneider

Report of the Supervisory Board



Dr. Hans-Jürgen Schinzler
Chairman of the Supervisory Board

Ladies and gentlemen,

In the year under review, the Supervisory Board again fulfilled all the tasks and duties incumbent upon it by law and under the Articles of Association.

The cooperation between the Supervisory Board and the Board of Management was close and characterised by a spirit of trust. The Board of Management satisfied its reporting obligations towards the Supervisory Board in 2006 by briefing us regularly and in detail on all important business transactions. We discussed these written and oral reports intensively at our meetings. We were consulted directly and without delay by the Board of Management on all decisions of fundamental importance, and we advised it on the management of the Company and constantly monitored its conduct of the business. In addition, I kept in close contact with the Board of Management, in particular the Chairman, throughout the year under review. I regularly discussed strategic issues and, above all, the Company's current business performance and risk management with Dr. von Bomhard. The shareholder representatives and employee representatives met him separately to prepare important topics to be dealt with at the Supervisory Board meetings. We also observed that the Board's new committee structure, introduced on 1 January 2006, was already working well in the year under review and provided for even greater Group management efficiency. Given the Group's economic situation, no inspection measures in accordance with Section 111 para. 2 sentence 1 of the German Stock Companies Act were required in the financial year.

Focal points of the meetings of the full Supervisory Board

Four meetings of the Supervisory Board took place in the year under review. Apart from one meeting, where one member of the Supervisory Board was unable to attend, there was full attendance at all the meetings. As in the previous year, the German Federal Financial Supervisory Authority (BaFin) exercised its legal powers by sending representatives to take part as guests in two of our meetings.

Focal points of the meetings of the full Supervisory Board were the individual quarterly reports and the outlook for the annual result 2006, on which the Board of Management reported in depth. We gave detailed consideration to the development of the Munich Re Group's results and compared them with those of its competitors. We reviewed and discussed the Company's strategic orientation and talked about its further development with the Board of Management. We dealt intensively with the Group's planning for 2007 and 2008, focusing especially on the result target. The Board of Management informed us on a regular basis about the Company's risk situation and profitability. We satisfied ourselves of the fact that integrated risk management and risk governance have been consistently refined. For example, the Board of Management presented to us a method for modelling natural hazards, the consequences of which we discussed at considerable length. We received routine reports on the business situation of Munich Re America. Likewise, we were briefed by the Board of Management on major losses affecting the Group. We were also provided with an insight into the Munich Re Group's integrated core management system (major IT project Gloria), which was successfully implemented in Munich in the year under review. Prior to the 2006 Annual General Meeting, we looked into the proposal to cancel the existing authorisation for increasing the share capital under "Authorised Capital Increase 2001" and to create an Authorised Capital Increase 2006 for issuing employee shares. Furthermore, we thoroughly discussed on several occasions the Board's decision to launch a share buy-back programme. Our consultations also focused on the Company financial statements and Group financial statements for the financial year 2005.

Other important subjects on the agendas of the Supervisory Board meetings included the investment report, the Board of Management's human resources report and the effects of the German health reform on health insurance, with particular reference to DKV Deutsche Krankenversicherung AG.

Between the meetings, we received up-to-date information from the Board of Management about current business developments – for instance, an overview of the reinsurance renewals in 2006 and the establishment of a life reinsurance subsidiary in Moscow.

Work of the committees

The composition of the four committees of the Supervisory Board (Standing Committee, Personnel Committee, Audit Committee and Conference Committee) is shown in the overview on page 58.

The Standing Committee met three times in the year under review, devoting itself mainly to the preparation of Supervisory Board meetings, topics of corporate governance, and reports on the shareholders' register.

The Personnel Committee held five meetings in 2006, at which it formulated the individual Board members' objectives, assessed their achievements and defined the processes envisaged. The Committee approved a specimen contract for all future appointees to the Board of Management, discussed the Board of Management's succession planning and dealt with the appointments and contracts of Board members. In addition, on behalf of the full Supervisory Board it conducted an advance examination of the structure of the Board of Management's compensation system. Besides this, it approved adjustments to the remuneration paid to the members of the Board of Management and their pension entitlements and authorised the acceptance of new seats on supervisory, advisory and similar boards by members of the Board of Management.

The Audit Committee met four times in the period under review. In the presence of the external auditor, it concerned itself extensively with the Company financial statements and Group financial statements, the Company management report and Group management report, the auditor's report and the Board of Management's proposal for the appropriation of the net retained profits for the financial year 2005. It also closely discussed the 2006 quarterly reports, made preparations for the external auditor's appointment by the Supervisory Board for the financial year 2007, reviewed and monitored the auditor's independence and commissioned the audit, deciding on its focal points and the auditor's fees. The Audit Committee also requested reports from the auditor on its auditing and non-audit-related services. The Audit Committee concerned itself on several occasions with the Company's risk situation and the new European standards for state insurance supervision (Solvency II). Furthermore, it closely discussed not only the share buy-back programme but also reinsurance topics such as retrocession cover and the development of embedded values in life reinsurance business and in life and health primary insurance business. The Audit Committee additionally obtained information on the ongoing investigations in the USA regarding broker business and non-traditional reinsurance. Internal Auditing submitted its annual report for 2005 to the Audit Committee.

The Conference Committee as per Section 27 para. 3 of the German Co-Determination Act did not need to be convened.

Dr. Schmidt as Chairman of the Audit Committee, and I as Chairman of the other committees, provided detailed information on the committees' work at the meetings of the full Supervisory Board.

Corporate governance and declaration of conformity

As in previous years, Munich Re's Supervisory Board worked intensively on issues of corporate governance. It reviewed the structure of the Board of Management's remuneration system on the basis of a proposal by the Personnel Committee and analysed the efficiency of the Supervisory Board's work based on the Standing Committee's suggestions. Moreover, the Standing Committee recommended the full Supervisory Board to adhere to the same trading restrictions and exercise windows as the Board of Management with regard to transactions involving Munich Re's listed securities. Further information on corporate governance is available in the joint corporate governance report of the Board of Management and Supervisory Board on page 111.

In November 2006, the Board of Management and Supervisory Board submitted their annual declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act, which can be read on page 113 of this report and on the Company's website.

Changes on the Board of Management

On 31 December 2006, Christian Kluge and Karl Wittmann retired as members of the Board of Management. Over many years, both gentlemen created substantial added value for Munich Re in responsible positions. We thank them for their long years of very successful work and exceptional personal dedication.

On 28 February 2007, Dr. Heiner Hasford retired from Munich Re's Board of Management, of which he had been a member since 1993. We thank him as well for his most commendable and successful work for the Company and for his outstanding commitment. Dr. Hasford will continue to be available to Munich Re in an advisory capacity.

Dr. Ludger Arnoldussen was appointed to Munich Re's Board of Management with effect from 1 October 2006. He previously served as Chairman of the Board of Management of Swiss Re Germany AG and is now responsible for Munich Re's Germany, Asia Pacific and Africa Division. To streamline the Board of Management's work, the divisions of which Dr. Hasford, Mr. Kluge and Mr. Wittmann were previously in charge have been restructured. The responsibilities not assumed by Dr. Arnoldussen have been reassigned to the other members of the Board.

Explanations regarding the information contained in the management report in accordance with Sections 289 para. 4 and 315 para. 4 of the German Commercial Code

I wish to provide the following explanations regarding the additional information given in the management report on pages 99f. and 111f. of the annual report.

Munich Re has restrictedly transferable registered shares. Registered shares – unlike bearer shares – are issued in the name of their owner, whose name, address and date of birth are entered in the Company's register of shareholders together with the number of shares held. This allows Munich Re to communicate directly with the owners. With respect to the Company, the only parties deemed shareholders in accordance with the German Stock Companies Act are those entered in the Company's register of shareholders. This is one of the preconditions for attendance and exercise of voting rights at the Annual General Meeting. For our shareholders, having registered shares means, above all else, that they are informed directly, quickly and comprehensively about our Company and its current activities and that they are also personally invited to take part in our Annual General Meeting.

The issuing of restrictedly transferable registered shares by Munich Re dates back to the Company's foundation in 1880 and is a very common phenomenon in the insurance industry. Restricted transferability means that these shares may be transferred to another holder only with Munich Re's consent. In accordance with Article 3 para. 2 of Munich Re's Articles of Association, it is at the Company's own discretion whether to give its consent. Since the share-trading processes have been made very efficient, consent does not lead to any delays in entry in the register. In recent decades, it has been granted without exception.

The authorisations granted to the Board of Management to issue or buy back shares are listed in the management report. They are within the range of what is customary in the market and allow Munich Re to engage in active capital management. They enable the Company to cover any capital needs, even at short notice, for taking swift and flexible advantage of market opportunities in different fields of business. As illustrated by the recent share buy-back, authorisations also enable Munich Re to buy back shares and thus return to shareholders capital no longer required for an efficient capital structure.

Based on its underwriting guidelines, Munich Re's reinsurance agreements include a clause that grants both parties to the agreement a right of extraordinary cancellation in the event that "the other party merges with another company or its ownership or control undergoes a significant change". Such or similar clauses are typical in the industry.

The employment contracts for members of the Board of Management or other employees do not contain any clauses obliging the Company to make special payments in the event of a change of control. With regard to the share-price-based compensation component (long-term incentive plan), however, the contractual conditions provide for special exercise options in the event of a change of control following a takeover bid. Details can be found in the notes to the financial statements on page 209.

Munich Re's Articles of Association do not include any special features regarding the appointment and dismissal of members of the Board of Management. Sections 84 and 85 of the German Stock Companies Act and Sections 30–33 of the German Co-Determination Act apply. The Articles of Association do not contain any provisions regarding amendments to the Articles of Association deviating from the legal principles stipulated in Sections 124 paragraph 2 sentence 2, and 179–240 of the German Stock Companies Act.

Company and Group financial statements

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the following documents and gave them an unqualified auditor's opinion: Munich Reinsurance Company's financial statements and Group financial statements as at 31 December 2006, and the management reports for the Company and the Group. The auditor's reports were sent without delay to all members of the Supervisory Board. At its meeting on 18 March 2007, the Audit Committee prepared the Supervisory Board's resolution on the adoption of the Company financial statements and the approval of the Group financial statements. In this context, it examined in advance the Company financial statements and Group financial statements, the management reports and the Board of Management's proposal for appropriation of the net retained profits. It discussed them in detail with the auditor and also took the auditor's reports into consideration. The Audit Committee briefed the full Supervisory Board about the outcome of its consultations at the balance sheet meeting on 19 March 2007.

After the Audit Committee, the Supervisory Board also examined the Company financial statements, the Group financial statements, Munich Reinsurance Company's management report, the Group management report (including the report on the Company's profitability) and the proposal of the Board of Management for appropriation of the net retained profits. The Supervisory Board agrees with the outcome of the external audit. After conducting its own concluding examination, the Supervisory Board has no objections to the Company financial statements and Group financial statements. On the basis of the Audit Committee's prior examination and the result of its own examination, the Supervisory Board approved the Company financial statements and Group financial statements at the balance sheet meeting on 19 March 2007. The Supervisory Board also unconditionally supports the Board of Management's proposal for appropriation of the net retained profits.

Words of thanks to the Board of Management and employees

The Supervisory Board wishes to sincerely thank the members of the Board of Management and all staff members, whose work in the year under review significantly contributed to another outstanding result.

Munich, 19 March 2007

For the Supervisory Board

Dr. Hans-Jürgen Schinzler
Chairman

Price rally in the second half of the year

Our excellent business performance and share buy-back programme led to further price gains for Munich Re shareholders. Overall, our shares climbed in value by 14% in 2006.

The major international stock markets developed favourably in 2006, especially in the second half of the year. Back in May, there had been substantial setbacks triggered by high energy and commodity prices and fear of interest-rate hikes. Nevertheless, most indices finished the year with a pronounced rally due mainly to strong company profits, ebbing worries about inflation, and the high degree of liquidity in the markets. Closing 2006 at 6,597 points, the DAX was up 22% for the year. The most important German stock market barometer thus rose considerably more than the EURO STOXX 50. After a weak 2005, the US stock exchanges also achieved marked gains.

Insurance stocks advanced as well in 2006, the MSCI insurance index (in euros) increasing by 4.5% in the course of the year.

Share price performance
1 January 2006 = 100, Source: Datastream


130
120
110
100
90
80
J
F
M
A
M
J
J
A
S
O
N
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Munich Re shares
DAX 30
Morgan-Stanley insurance index (MSCI) in €

With a gain of 14% and a year-end price of €130.42, Munich Re shares performed better than the MSCI insurance index, but not as well as the DAX. They started 2006 at just under €115. During the first half of the year, our share price fell and reached its year low of €97.15 in mid-June. Thereafter it rose strongly, with investors rewarding the excellent performance of our business and the prospect of another record result coupled with a higher dividend. The growth in our share price was supported by our share buy-back programme and a rating upgrade from Standard & Poor's towards the end of the year.

As with the insurance sector in general, a likely reason for the weaker performance of our shares compared with the DAX in 2006 is the assumption by some investors that – after the lower claims burdens in 2006 – the scope for further premium increases is small. However, Munich Re will continue to adhere closely to its "profit before growth" strategy, which should benefit our shareholders.

Analysts see potential for further price gains
More than 40 analysts regularly evaluate Munich Re shares. At the end of the financial year 2006, around half of them rated our shares positively, in some cases seeing substantial scope for further price gains. Only 9% of analysts gave the shares a negative assessment.

Long-term performance of Munich Re shares

On 1 July 1988, the date on which the German share price index DAX was launched, a shareholder buying a portfolio of 100 Munich Re registered shares with a par value of DM 100 each (= €51.13) at a share price of DM 1,450.00 (= €741.37) would have had to invest a total of €74,137.32 (excluding transaction costs). After the two stock splits in August 1997 and January 1999, this investment would today comprise a portfolio of 2,000 no-par-value shares.

By reinvesting dividends to purchase further shares and making use of "opération blanche" (i.e. reinvesting the proceeds of subscription rights), a German shareholder would have been able to add a total of 1,136 no-par-value shares to the portfolio.

On the basis of a price of €130.42 per share on 29 December 2006, the value of the portfolio amounts to €408,997.12, equivalent to an increase of 451.68%. According to the internal rate of return method, this works out at an average annual return of 9.70%, compared with an average annual return of 9.83% for the DAX over the same period.

Performance of a specimen deposit as from 1 July 1988 in €'000



01.07.1988 74
31.12.1988 82
31.12.1989 135
31.12.1990 129
31.12.1991 132
31.12.1992 148
31.12.1993 215
31.12.1994 182
31.12.1995 208
31.12.1996 254
31.12.1997 470
31.12.1998 564
31.12.1999 680
31.12.2000 1,030
31.12.2001 831
31.12.2002 312
31.12.2003 285
31.12.2004 272
31.12.2005 349
31.12.2006 409

Another dividend increase

Given the record result in 2006, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 26 April 2007 will be the payment of an increased dividend of €4.50 (3.10) per share (45% higher than last year). Altogether, we will thus distribute a record amount of €988m (707m) to shareholders.

With a dividend yield of approximately 3.5% (in relation to the year-end share price), Munich Re shares are also included in the DivDax, a subindex of Deutsche Börse AG that features the 15 DAX companies with the highest dividend yields.

Since 2004, Munich Re has been pursuing a flexible dividend policy – in conjunction with our active capital management – where the amount distributed mainly depends on the result for the year and our capital requirements. Nonetheless, our aim is to pay out at least 25% of the annual result to our shareholders.

Share buy-back programme with a volume of €1bn

In addition to our shareholder-friendly dividend policy, we are intent on reducing capital costs – to the benefit of our shareholders – by employing our capital efficiently and thus managing the amount of our equity in line with operational requirements. Consequently, on 7 November 2006, the Board of Management decided to buy back Munich Re shares with a value of up to €1bn via the stock exchange in the period up to the Annual General Meeting on 26 April 2007. This step is intended to further strengthen the confidence of our shareholders and optimise our capital management.

Share buy-back as an additional yield

If a company buys back shares and then retires them, the number of shares issued consequently falls. Future profits are divided between fewer shares – the earnings per share increase. Besides the dividend, shareholders will thus receive an additional yield in 2006; altogether, the payout ratio to shareholders will amount to 58% of the profit for the year.

The share buy-back was concluded by the end of February. Just over eight million shares were acquired at an average price of €124.36. These shares will be retired prior to the Annual General Meeting. Further details of the buy-back programme can be viewed under "Investor Relations > Our Shares" at www.munichre.com.

Share profile

Munich Re shares are no-par-value registered shares. Each share carries one vote. First admitted for trading on the stock exchange in Munich on 21 March 1888, they are today listed on all the German stock exchanges. The major part of the trading (98.3%) takes place on the electronic platform Xetra.

Reuters MUVGn ISIN: DE 000 843 002 6
Bloomberg MUV2 WKN: 843 002

The average daily turnover of Munich Re shares amounted to €220m in the year under review, putting us in ninth place among the DAX stocks at year-end 2006. In terms of market capitalisation, we ranked 12th, with €29.9bn.

Free float at 100%

Until the end of February 2007, Allianz was Munich Re's largest single shareholder, with 9.4% of the share capital. At the beginning of March 2007, Allianz redeemed its BITES exchangeable bond early with Munich Re shares, which reduced its stake in Munich Re to 4.9%. This shareholding is now allocated to the free float. At the end of September 2006, AXA notified us that it held more than 5% of our shares, mostly attributable to it via an investment and asset management company in the USA (AllianceBernstein L.P.). Designated a purely financial investment without strategic interests, these shares are included in the free float. The UniCredit Group has further reduced its stake held via HypoVereinsbank from 4.9% to 2.2%. Since March 2007, our free float – a prime factor for the weighting of Munich Re shares in various indices – has stood at 100%.

The number of international investors has continued to grow. On 31 December 2006, nearly 70% of our shares were held by foreign investors (end of 2005: around 60%). Private investors accounted for 7.7%, and it is our aim to increase this proportion.

Key figures for our shares

		2006	2005
Share capital	€m	**587.7**	587.7
Number of shares at 31 December	m	**229.6**	229.6
Year high	€	**131.99**	121.88
Date		**28.12.2006**	5.12.2005
Year low	€	**97.15**	83.32
Date		**14.6.2006**	13.5.2005
Year-end closing price	€	**130.42**	114.38
Annual performance (excluding dividend)	%	**14.0**	26.5
Beta relative to DAX		**0.9**	1.0
Market capitalisation at 31 December	€bn	**29.9**	26.3
Market value/equity* at 31 December		**1.1**	1.1
Average daily turnover	'000	**1,910**	1,825
Earnings per share	€	**15.12**	11.74
Dividend per share	€	**4.50**	3.10
Dividend yield at 31 December	%	**3.5**	2.7
Overall dividend amount	€m	**988**	707

*Including minority interests.

Investor groups*


Free float
Private investors 7.6%
Institutional investors 92.4%

*Percentage of share capital, March 2007.

Regional distribution*


UK 14.9%
Germany 37.0%
Rest of Europe 27.3%
Others 0.1%
North America 20.7%

*Percentage of share capital, March 2007.

Strong weighting in many indices

Munich Re shares have been represented for many years in important national and international share price indices like the DAX and the EURO STOXX 50. In the sector indices for insurance companies, they have traditionally had a high weighting.

Since 2001, our shares have also been included in the Dow Jones Sustainability and the FTSEGood index family. These sustainability indices only accept companies that fulfil exacting ecological and social criteria and are among the best in their sector. Here Munich Re has played a pioneering role and enjoys an excellent reputation among socially responsible investors (SRIs). In 2006, Munich Re developed a set of sustainability guidelines to underline the importance it attaches to this topic and to establish its commitment even more strongly within the Group. Some 2% of our stock is held by SRIs.

Weighting of Munich Re shares in various indices
Status: 31 December 2006

	%
DAX 30	3.9
DJ EURO STOXX 50	1.3
DJ EURO STOXX Insurance	8.4
MSCI Euro	0.9
FTSE EUROTOP 100	0.5
DJ Sustainability World	0.3

Investor relations activities

Munich Re organised more than 30 roadshows during the past year to present the Group, primarily in the USA and Europe. Management also held over 150 individual meetings with investors and analysts at our offices. Additionally, as in previous years, Munich Re participated in several investor conferences around the world.

But our activities are not only geared to institutional investors: private investors can contact Munich Re directly at any time as well. They obtain prompt answers to their enquires via our shareholder hotline or e-mail.

We publish all important investor relations information on our website where, besides annual and quarterly reports and investor presentations, we provide details about our shares, our current shareholder structure, analysts' opinions, important dates in the financial calendar, and much more. The service pages of our shareholder portal (www.munichre.com/register) offer our shareholders various facilities, such as registering to receive documents for the Annual General Meeting by e-mail or updating their registered shareholder data online.

Higher proportion of shares represented at the Annual General Meeting

The 119th Annual General Meeting of shareholders on 19 April 2006 was attended by over 4,000 at the International Congress Center Munich. The proposals of the Board of Management and Supervisory Board on the individual agenda items were adopted by the shareholders with very clear majorities in each case.

Whereas in the previous years we had, like other large German listed companies, experienced a constant decrease in the proportion of shares represented at Annual General Meetings, Munich Re was able to reverse this trend at least to some extent in 2006. Even though more shares were held by foreign investors than in the previous year, the percentage represented rose to 43.3% of the share capital (2005: 42.5%). This included nearly 30% of the shares held abroad – an increase of almost 50% compared with 2005. We see this as the first fruits of our efforts to actively inform our investors about the Annual General Meeting and to encourage them to exercise their proxy voting rights.

Information regarding our forthcoming Annual General Meeting on 26 April 2007 can be found on our web pages www.munichre.com/agm and in the dedicated section of our shareholder portal at www.munichre.com/register.

Other capital market instruments of the Munich Re Group

Current bonds

Issuer	Munich Re Finance B. V.		Munich Re America Inc.
Type	Subordinated bonds	Subordinated bonds	Senior bonds
Volume	€3bn	£300m	US$ 500m
Coupon rate p. a.	6.75%	7.625%	7.45%
Maturity date	2023 *	2028 **	2026

* First possible redemption date is 21 June 2013.
** First possible redemption date is 21 June 2018.

In 2006, the prices of the subordinated bonds issued in 2003 fell as a result of the general rise in interest rates. At year-end, the euro tranche was listed at 112.0% and the pound sterling bond at 114.9%.

Munich Re America's senior bonds closed the year at 113.0%.

On 14 September 2006, ERGO International AG's exchangeable bonds backed by Sanofi-Aventis shares were redeemed at their nominal value. The bonds exchangeable into E.ON shares were largely converted and fully redeemed on 14 September 2006.

Intelligent solutions for profitable growth

We consistently provide distinctive risk solutions – in insurance, in reinsurance and across the segments – thus turning risk into value.

Our paramount strategic objective continues to be a sustained increase in the Munich Re Group's value, with a positive share price performance in relation to the market and our peers. Through a combination of strategic initiatives, we are equipping ourselves to meet these goals on a long-term basis.

In the past year, the Munich Re Group's management closely analysed the future prospects of the financial services sector until the year 2015 and defined the main thrusts of our activities in reinsurance, primary insurance and international health business. Our markets will continue to grow more strongly than the economy as a whole. Opportunities for us will come not only from economic growth but also from demographic change, the restructuring of social security systems, and increasingly complex relationships between risks. We see particular potential in the emerging economies and the global health market.

Geared to profitable growth

Our efforts are geared to strategies that can generate long-term profitable growth. For us, premium growth is not an end in itself: it must also offer sufficiently good earnings prospects. Naturally, we have to reckon with and be able to absorb result fluctuations, given the volatile nature of reinsurance business (which offers exceptional profit opportunities as well as undisputed risks) and the capital markets. We do not dismiss any options for expansion out of hand, whether they be initiatives for organic growth or growth through acquisitions, where we can exploit the financial scope that is available to us as a result of our strong capital base and our high earnings level. But we will proceed very selectively and not allow ourselves to be put under pressure – for example, by competitors growing as a result of measures that are not suitable for us.

As an integrated insurance and reinsurance group, we can take advantage of opportunities in either field of business. In addition, we devise cross-segment models – as in our international health business – which extend our activities beyond actual insurance as such. This broadly based strategy gives us a distinct competitive edge. It provides us with many options, enabling us to channel our growth initiatives flexibly into those segments and regions that promise the largest value increase.

Extending the boundaries of insurable risk

In reinsurance, we continue to see extensive growth opportunities in the medium and long term. Nevertheless, we are not prepared to lower our quality standards and write treaties that do not offer risk-commensurate prices: we consistently withdraw from unprofitable business. That is why we expect premium income in our reinsurance business to show little growth in the short term. It is therefore all the more important to acquire a predominant position in segments where intelligent growth is possible. This means venturing down new avenues, offering unconventional solutions and devising business models with which we extend the boundaries of insurable risks or win new clientele. With the setting-up of our own Risk Trading Unit last year, for instance, we improved our opportunities for making active and extensive use of the capital markets beyond the usual securitisation models. Another example is agricultural insurance in the US market, where we have tapped substantial new business potential through innovative solutions in collaboration with our cedants. In these and other activities for expanding our reinsurance business, we build on our renowned franchise strength, which we not only cultivate through active client management but also constantly adapt to changing requirements. Our aim is to achieve a unique position in the eyes of our clients that singles us out from our competitors. We were thus highly delighted to be voted "best reinsurer overall" by European primary insurers again in 2006.

We intend to exploit the global potential for profitable growth in primary insurance mainly by selectively and systematically extending our regional activities. Currently, we are focusing on selected countries in eastern and southeastern Europe (hence the purchase of İsviçre in Turkey) as well as emerging markets like India. Naturally, we would also like to build on our already very strong position in Germany, ERGO's traditional main market, chiefly by enhancing our distribution strength. However, the current political climate, as reflected in the recently adopted legislation for the so-called health reform, is an impediment to the realisation of this objective.

Profitably exploiting the value chain
In our international health market strategy, we have set ourselves significant profit and growth targets. Our integrated Group-wide approach is geared to covering the profitable elements of the health segment's value chain, as well as possible, in selected regions. We aim to link the different competences in our Group and respond to individual market situations with specifically tailored business models. Just over a year ago, we decided to coordinate all our international health market activities Group-wide. In this comparatively short time, we have launched a range of initiatives, of which the following are a few examples: the formation of Apollo DKV Insurance with a view to entering the Indian health insurance market via a joint venture; the application for a primary insurance licence in South Korea in order to set up a local health insurer there; and the development of a public health insurance system in Abu Dhabi, thereby generating reinsurance business as well as fixed management fees. With these and comparable projects, we are implementing our health market strategy and can report that we are making good progress.

All the initiatives mentioned here are based on our "cardinal virtues": excellent operative management at all executive levels and outstanding administration processes at both Group and business-field level. These virtues require persistent striving to optimise and improve our systems.

Clear management responsibility
At the beginning of 2006, we systematically divided responsibilities on the parent company's Board of Management between Group issues and reinsurance business. This has proved its worth: the "virtual holding company" that we created in this way enables us to clearly distinguish between the tasks of the Group Committee and responsibility for the individual fields of business and to focus resources on the respective core issues.

With our management and information systems, we want to set standards and achieve a clear competitive advantage. This means anchoring value-based management even more firmly in all business fields and segments, further refining integrated risk management and active capital management, and supporting our operative business with effective administration and underwriting systems. We took a major step in this direction last year with the launch of Gloria, our global reinsurance core administration system. Starting with our Munich location, this new standard software provides for a high degree of process efficiency and flexibility, and will leverage Group-wide synergies.

Knowledge counts
Even more important for our success than excellent processes is outstanding knowledge and its practical application in competing for business. Maintaining and constantly expanding our staff's knowledge is the crucial challenge for the future. This applies not only to the know-how available in our organisation with regard to risks, underwriting and clients, but also to leadership skills and management expertise. We therefore devote great attention to promoting, consolidating and expanding knowledge both in our staff development activities and through the design of our organisational structures. We ensure that expertise is suitably pooled and concentrated at those places in the Group where it can best be deployed to create value.

In 2007, we will continue to pursue our strategic objectives with perseverance and determination. Our "cardinal virtues" – risk as our core business, risk diversification and operative excellence – will guide our actions. We are impatient when it comes to innovation, but we will not let ourselves be rushed into taking unconsidered steps. By combining the above qualities, we aim to achieve ambitious results on a sustained basis and to continually build on them, thus satisfying our shareholders' interest in the long-term appreciation of the Munich Re Group's value.

Structure of the Munich Re Group

The Munich Re Group is one of the world's leading risk carriers. Our business covers the whole value-added chain in insurance and reinsurance, and we are also active in the field of asset management.

The reinsurance companies in our Group operate globally. Our primary insurers traditionally concentrate on Germany and European markets with strong growth, but are now looking to extend their activities to high-potential markets such as India. We conduct our business from our respective headquarters and also via a large number of branches, subsidiaries and affiliated companies in such countries as the USA, China, India, Australia, South Africa, Korea, Canada, the UK, France, Spain, Italy, Poland and Switzerland. Control and profit transfer agreements are in place with many subsidiaries, especially those in the ERGO Insurance Group. As a result of a Group directive of 2005 governing the distribution of responsibilities and competencies between Group management and ERGO for key decisions, there is "unified control" within the meaning of the German Stock Companies Act.

With a view to maintaining clearly defined strategic management of the equal-ranking business segments of primary insurance and reinsurance – and to providing for a clear assignment of responsibility – the structure of Munich Re's Board of Management was altered with effect from 1 January 2006. The Parent Board of Management, which for legal purposes continues to represent Munich Reinsurance Company externally, has divided its responsibilities between two Board committees: the Group Committee and the Reinsurance Committee.

This management report summarises the activities of our Group according to the business fields of reinsurance, primary insurance, asset management and their respective segments, rather than on the basis of the Group's legal or corporate structure. Such segmentation is determined by how we manage our business internally.

Reinsurance group

Of the gross premiums totalling €22.2bn written in 2006, around 65.5% came from property-casualty and 34.5% from life and health business.

According to our own estimates, Munich Re's share of the world market in terms of 2006 premium amounted to around one-seventh. The market we refer to here is the global reinsurance market, since reinsurance has by nature always been an international business. It should be noted in this context, however, that the global premium income of the reinsurance markets is difficult to quantify because data is insufficient or simply not available, while the market statistics of individual countries are of limited comparability as they are based on different parameters. What is more, premium volume alone is not an adequate indicator for assessing reinsurance companies' importance in particular markets.

Since 1 January 2007, our reinsurance business has been organised into six operative divisions. Until 31 December 2006, there were seven: six servicing our property-casualty business and special lines, and one dealing with life and health reinsurance. Responsibility for the respective client accounts continues to lie in one pair of hands. The operative divisions are also responsible for our business units abroad, including our subsidiaries.

The division Life and Health underwrites our life and health reinsurance business worldwide and its structure reflects that of many of our clients, which conduct these two classes of business separately from property-casualty insurance, often through independent entities.

In Europe 1, we until recently managed the property-casualty business from our clients in Germany, Switzerland and Austria, eastern Europe, Greece, and Turkey. With effect from 1 January 2007, the division has been divided and incorporated into the new units "Europe and Latin America" and "Germany, Asia Pacific and Africa".

Consequently, Europe and Latin America (formerly Europe 2 and Latin America) is now responsible for our business in central and eastern Europe, as well as for our clients from northern, western and southern Europe, and from Latin America.

Germany, Asia Pacific and Africa (formerly Asia, Australasia, Africa) conducts property-casualty business with clients in Africa, Asia, Australia and the Pacific Islands, and also serves our German cedants.

Special and Financial Risks (SFR) is in charge of the special classes of credit, aviation and space, enterprise risks and contingency risks, and for alternative markets business. Besides this, it develops and implements division-specific innovation projects and coordinates the overarching work of the innovation teams in the non-life divisions. Risk transfer to the capital markets is handled by our new Risk Trading Unit, into which Munich American Capital Markets (MACM) – an entity that structures insurance risks for risk transfer – has been integrated. In addition, SFR also attends to our own reinsurance (retrocession).

The division North America is responsible for our subsidiary Munich Re America, for Munich Reinsurance Company of Canada and for Temple Insurance Company.

Corporate Underwriting/Global Clients (CUGC) handles our accounts with major international insurance groups (hence "Global Clients") and writes business worldwide in special classes such as agriculture and workers' compensation. Its most important markets are Germany, the UK and the USA. In addition to this, it performs important corporate underwriting functions for the reinsurance group in the property-casualty segment: its staff clarify fundamental, cross-divisional issues of underwriting policy, oversee quality assurance, integrate mathematical methods in our business processes, and set standards for claims management. Further information on our guidelines for underwriting and pricing can be found on page 56.

Europe and Latin America

Athens, London, Madrid, Milan, Moscow, Paris

Bogotá, Buenos Aires, Caracas, Mexico City, São Paulo

Subsidiaries/Branches:
Munich Ré France
Münchener Rück Italia
Münchener Rückversicherungs-Gesellschaft Sucursal España y Portugal
Munich Reinsurance Company UK General Branch

Special and Financial Risks

Geneva, London, Munich, New York

Subsidiaries/Branches:
New Reinsurance Company
Great Lakes Reinsurance (UK)
Munich American Capital Markets

Corporate Underwriting/Global Clients

London

Subsidiaries/Branches:
Munich Re Underwriting

Germany, Asia Pacific and Africa

Munich

Beijing, Hong Kong, Kolkata, Kuala Lumpur, Mumbai, Shanghai, Seoul, Singapore, Taipei, Tokyo

Auckland, Brisbane, Melbourne, Perth, Sydney

Accra, Cape Town, Johannesburg, Nairobi, Réduit

Subsidiaries/Branches:
Munich Mauritius Reinsurance Company Ltd.
Munich Reinsurance Company of Africa
Munich Reinsurance Company Australian Branch
Munich Reinsurance Company New Zealand Branch
Munich Reinsurance Company China Branch
Munich Reinsurance Company Singapore Branch
Munich Reinsurance Company Hong Kong Branch
Munich Reinsurance Company Malaysia Branch
Munich Reinsurance Company Korea Branch

North America

Atlanta, Boston, Chicago, Columbus, Dallas, Hamilton, Hartford, Kansas City, Los Angeles, New York, Philadelphia, Princeton, San Francisco, Seattle, Montreal, Toronto, Vancouver

Subsidiaries/Branches:
Munich Reinsurance Company of Canada
Munich Reinsurance America
Temple Insurance Company

Life and Health

Atlanta, Brisbane, Chicago, London, Melbourne, Moscow, Mumbai, Perth, Santiago de Chile, Sydney, Toronto, Waltham, Warsaw

Subsidiaries/Branches:
Munich Reinsurance Company of Australasia
Munich American Reassurance Company
Munich Reinsurance Company Canada Branch (Life)
Munich Reinsurance Company UK Life Branch
Munich Reinsurance Company Life Reinsurance Eastern Europe/Central Asia

Primary insurance

The second main pillar of the Munich Re Group is primary insurance business. Beyond our core markets of Germany and Europe, we are seeking to develop business in Asian primary insurance markets long term. In 2006, some 30.7% of our premium income totalling €16.7bn derived from property-casualty and 69.3% from life and health insurance.

Munich Re primary insurance group

- **ERGO Versicherungsgruppe AG**
- **Europäische Reiseversicherung**
  - Subsidiaries in the Czech Republic, Denmark, France, Italy, Spain, Sweden, and the UK, and participating interests in Austria, Hungary, the Netherlands, the Slovak Republic and Ukraine.
- **Watkins Syndicate**
- **Mercur Assistance**

Germany

Life

- Hamburg-Mannheimer Versicherungs-AG
- Victoria Lebensversicherung AG
- Vorsorge Lebensversicherung AG
- KarstadtQuelle Lebensversicherung AG
- Neckermann Lebensversicherung AG

Health

- DKV Deutsche Krankenversicherung AG
- Victoria Krankenversicherung AG
- KarstadtQuelle Krankenversicherung AG

Property-casualty

- Victoria Versicherung AG
- Hamburg-Mannheimer Sachversicherungs-AG
- D.A.S. Versicherungs-AG
- KarstadtQuelle Versicherung AG

Legal expenses

- D.A.S. Allgemeine Rechtschutz-Versicherungs-AG
- Hamburg-Mannheimer Rechtsschutzversicherungs-AG

International

Life

- ERGO Previdenza S.p.A., Milan
- Hamburg-Mannheimer N.V., S.A., Brussels
- Victoria Seguros de Vida, S.A., Lisbon
- Victoria-Volksbanken Versicherungsaktiengesellschaft, Vienna
- Vorsorge Luxemburg Lebensversicherung S.A., Munsbach
- İsviçre Hayat Sigorta A.Ş., Istanbul

Health

- DKV Belgium S.A., Brussels
- DKV Seguros y Reaseguros S.A., Saragossa
- PICC Health Insurance Company Limited, Beijing (associate)

Property-casualty

- STU ERGO Hestia S.A., Sopot
- ERGO Assicurazioni S.p.A., Milan
- İsviçre Sigorta A.Ş., Istanbul

Legal expenses

- D. A. S. Subsidiaries and branches in Austria, Belgium, Canada, the Czech Republic, Estonia, Greece, Hungary, Italy, Luxembourg, the Netherlands, Poland, the Slovak Republic, Spain, Switzerland and the UK

*Only ERGO companies with a premium volume of more than €50m are listed by name.

Our primary insurance operations have essentially been combined in the ERGO Insurance Group. But our primary insurance segment also includes Europäische Reiseversicherung, the Watkins Syndicate, and the assistance services provider Mercur Assistance. We sold our majority stake in the Karlsruher Insurance Group in late 2005.

The ERGO Insurance Group is made up of the long-established German companies Victoria, Hamburg-Mannheimer, DKV and D. A. S., as well as KarstadtQuelle Versicherungen. ERGO's main companies outside Germany are the life insurer ERGO Previdenza in Italy, the health insurer DKV Seguros in Spain, the Polish property-casualty insurer ERGO Hestia, and the Turkish ERGO İsviçre Group (acquired in 2006). Segment responsibility within ERGO is centralised at holding level, while keeping the strong individual brand identities and sales forces intact.

The main emphasis of the ERGO Insurance Group's business is on personal lines, especially insurances of the person, i.e. life, health, and personal accident insurance. Another segment of ERGO's business is insurance for small and medium-sized firms and also, on a selective basis, industrial business. Moreover, ERGO is one of the leading providers in the market for company pensions. In health insurance and legal expenses insurance, it is market leader in Europe.

ERGO's marketing strategy is built on the interplay of different distribution channels. Apart from its own strong sales organisations, its exclusive banking partnership with the HVB Group in Germany plays an important role. ERGO also has a joint venture with KarstadtQuelle AG for the sale of insurance products.

With numerous subsidiaries and affiliated companies in 12 countries, as well as a network of strategic cooperation agreements, Europäische Reiseversicherung is an effective international alliance. Its most important product is travel cancellation insurance.

The Watkins Syndicate, which operates within Lloyd's of London, has been part of the Munich Re Group since 1997. It specialises in marine insurance business and has taken advantage of the favourable conditions over the last few years to significantly strengthen its market position and broaden its risk profile. Today it is the largest marine insurance syndicate at Lloyd's and is represented in the UK, Hong Kong, Singapore and Dubai.

Mercur Assistance offers 24-hour assistance services worldwide in the field of medicine and mobility.

Our International Health Board, established in 2006, is responsible for the cross-segment management of our health primary insurance activities outside Germany and our global reinsurance operations in that line of business.

Asset management

MEAG MUNICH ERGO AssetManagement GmbH combines Munich Re's and ERGO's investment activities. Virtually the entire asset management of the Munich Re Group is concentrated in MEAG, which at the end of 2006 had a total of around €172.4bn in Group assets under management. The subsidiary MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH is one of the major investment fund companies in Germany, managing around €38bn in special and retail funds.


ERGO Versicherungsgruppe AG
Munich Reinsurrance Company
40%
60%
MEAG MUNICH ERGO AssetManagement GmbH
100%
100%
MEAG MUNICH ERGO
Kapitalanlagegesellschaft mbH
3 regional companies
3 facility management companies

With offices in New York and Hong Kong, MEAG is internationally oriented, offering global competence and know-how across a wide range of asset classes to institutional investors and private clients. In July 2006, MEAG acquired a 19% stake in PICC Asset Management Company Ltd. (PAMC) in Shanghai – the asset manager of one of the largest Chinese insurance groups, the People's Insurance Company of China (PICC Group).

Important tools of corporate management

Munich Re's value-based management philosophy
The Munich Re Group's objective is to analyse risk from every conceivable angle and to handle it successfully, thereby creating lasting value for its shareholders, clients and staff. A guiding principle of our corporate thinking and activity is to increase Munich Re's share price on a sustained basis. The main features of this shareholder value approach in practice are the consistent application of robust, value-based management systems within the Group and a clear focus on future prospects of success.

Besides value-based performance measures, we observe a range of important additional conditions in managing our business. These conditions may be reflected in supplementary targets within the Group, or in isolated cases may even determine a unit's short-term orientation in a particular situation. They include the rules of local accounting systems, tax aspects, liquidity requirements, supervisory parameters, and our shareholders' legitimate interest in attractive regular cash distributions and an appropriate return on the overall capital invested.

The key factor in our business decisions is to increase corporate value, which we do in the following ways:

- We assess business activities not only according to their earnings potential but also relative to the extent of the risks assumed, which is material in measuring added value. Only the risk-return relationship reveals how beneficial an activity is from the shareholder's point of view.
- With clearly defined value-based performance indicators, we ensure the necessary comparability of alternative measures and initiatives as the basis for setting priorities.
- We clearly assign responsibilities and make the levers for adding value transparent for both management and staff.
- We closely link strategic and operative planning. All initiatives are ultimately geared to the overriding financial objective of enhancing corporate value.

Our value-based management system takes into account the individual characteristics of the business segments
In our non-life business, which is mainly of a short-term nature, we employ the following simple formula for measuring the value added annually by our insurance business and for managing and monitoring our business activities:

Adjusted result – Cost of equity [Necessary operating equity X Target rate] = Value added

The adjusted result serves as the basis for determining the value added. It consists of the underwriting result (derived from the income statement), the investment result, and the remaining non-technical result. In each case, value-based adjustments are made, including the smoothing of expenditure for major losses, the normalisation of investment income, and the recognition of future claims expenses at present value.

We compare the correspondingly adjusted result with the requisite cost of equity. A significant factor in the calculation of the cost of equity is the risk-based capital, which we determine using our internal model. In the property-casualty business and health reinsurance measured on a single-period basis, value is added to the extent that the adjusted result exceeds the cost of equity.

The products of life primary insurance and reinsurance, and the bulk of our health primary insurance business, are characterised by their long-term nature and the distribution of results over the duration of the policies. For valuing such long-term portfolios, whose performance cannot be reasonably measured on the basis of a single year, we use the European Embedded Value method. Embedded value is the present value of future net earnings from business in force plus the value of shareholders' equity, less the cost of holding capital. All assets and liabilities are valued consistently with how financial markets price tradeable instruments ("market-consistent embedded value"). Policyholders' options and guarantees are explicitly taken into account using stochastic simulations. By setting a minimum return requirement, we aim through value-based management to ensure an adequate return on the capital employed and an appropriate value added.

Our steering of Munich Re's investments is strongly geared to the structure of the liabilities on our balance sheet. With the help of asset-liability management, we determine the "neutral position". This involves a synthetic investment portfolio which – taking into consideration significant additional parameters in the investment of capital – best reflects the characteristics of our liabilities towards clients. Further information on asset-liability management is provided on page 98. The target return, i.e. the expected income from the neutral position, is compared with the return from the actual portfolio, bearing in mind the risk capital required for deviating from the neutral position. Finally, a comparison with the returns of relevant stock market indices provides important insights into the performance of our own investments.

In addition to these purely financial performance factors, non-financial performance measures like market share, speed of processes, staff-training level and client satisfaction play a major part. In the long term, a firm can only be successful if it operates sustainably and takes account of such future-oriented qualitative factors as well.

We closely link strategy and operative planning by defining our objectives in structured overviews or "scorecards", from which we derive initiatives, performance measures and responsibilities within a framework of four perspectives: "financial", "market and client", "process" and "employee". We promote an entrepreneurial culture among staff through the clear allocation of responsibility and accountability, recognising how much the individual, unit or field of business contributes to increasing value. The consistent integration of the financial and non-financial objectives into Board, executive and staff incentive systems supports the clear orientation towards value creation.

In order to give more emphasis in external communication to the Munich Re Group's value orientation – as widely implemented through our internal management tools – we have geared our Group return target to risk-adjusted performance indicators, which are explained in more detail below.

What we aim to achieve
Starting point 2006

In the past year, the Munich Re Group's business performed very well. Thanks to the excellent business experience in reinsurance, the gratifying performance in primary insurance and the very good investment result, we recorded an outstanding consolidated profit of over €3.5bn. We achieved a return of 20.3% on our risk-adjusted capital, thus surpassing our target of 15%. Our return on investment was a very satisfying 5.0% (5.9%). This is the ratio of the investment result of €8.9bn to the average market value of the investment portfolio at the balance sheet and quarterly reporting dates, totalling €178bn.

Our combined ratio, a much-heeded performance indicator in property-casualty insurance, was convincing in both reinsurance and primary insurance. For better comparability, we divide the combined ratio into property-casualty and health. The combined ratio in property-casualty includes all the business attributable to this segment, whereas in health it refers only to health insurance that is not conducted like life insurance. Calculated as the percentage ratio of the sum of net expenses for claims and benefits plus net operating expenses to net earned premiums, the combined ratio corresponds to the sum of the loss ratio and the expense ratio. Put simply, a combined ratio of 100% means that premium income was exactly sufficient to cover claims and costs. Net expenses for claims and benefits mainly include paid claims, the change in claims provisions, and the bulk of other underwriting expenses. The portion of other underwriting expenses not considered includes, for example, German fire brigade tax. Net operating expenses chiefly comprise the costs arising in the acquisition of new business (e.g. commission) and for the ongoing administration of insurance contracts.

In the property-casualty reinsurance segment, there were net expenses for claims and benefits of €8,925m (11,329m) and net operating expenses of €3,846m (3,827m) in 2006, compared with net earned premiums of €13,795m (13,565m). The combined ratio thus amounts to 92.6% (111.7%), an excellent figure, significantly due to the fact that we were largely spared major losses from natural catastrophes last year.

The combined ratio in the health reinsurance segment amounts to 96.3% (93.0%), with net expenses for claims and benefits of €748m (658m) and net operating expenses of €303m (324m) comparing with net earned premiums of €1,091m (1,056m).

The combined ratio in primary insurance is determined solely for the property-casualty segment (including legal expenses insurance), as most of the health primary insurance business is conducted like life insurance. In 2006, paid claims and the change in claims provisions totalled €2,218m (2,338m) and net operating expenses €1,390m (1,390m), compared with net earned premiums of €3,975m (4,005m). Our combined ratio in primary insurance thus amounts to 90.8% (93.1%), an outstanding figure both in absolute terms and in comparison with competitors.

When it comes to interpreting the combined ratio, the particular circumstances of the class of business in question have to be taken into account. The composition of the portfolio, for example, is of great significance. The following factors (among others) are important:

- The more the claims burden fluctuates over time, the greater the risk is, and so the premiums needed to cover the risk must be higher. Loss ratios in good years, as well as average loss ratios, have to be all the lower to provide the reinsurer with an adequate return for assuming this risk. This is particularly true in the case of natural catastrophes, which may occur rarely, but are often very severe when they do.
- Another important distinguishing feature relates to the time-lag between premium being received and claims being paid. The longer these periods are, the longer the premiums received can be invested in the capital markets. High combined ratios in classes of business in which claims settlement takes a long time (e.g. casualty) therefore generally entail higher returns from investments with which the loss reserves are covered. These returns are not reflected in the combined ratio.

Therefore, while we aim to keep our combined ratio as low as possible, it is not our only target.

Rather, the key factor we consider is economic value added, which cannot be properly reflected by the combined ratio. We pursue this target internally through the performance metrics of value added and European Embedded Value (see page 52 f.), both of which are more meaningful and better tailored to the characteristics of the relevant business segments. Their common feature is that they measure value creation not only on the basis of current and forecast profits but also taking into account the size of the risks taken. Thus, when considering Group performance, we gear targets (by way of a common, linking element) to a risk-adjusted return. Although this is not a direct performance measure, it is a strong indication of the Group's value creation.

Risk-based Group return target for the financial year 2007

We have set ourselves ambitious targets again for 2007, to follow up the successful performance of the past financial year. For this purpose, we are employing a risk-based performance measure which we used for external communication for the first time in 2006: return on risk-adjusted capital (RORAC). We derive this target by placing the profit achieved or aimed at, expressed in euros, in relation to the necessary risk capital, the amount of which we determine using our internal risk model and publish once a year. We thus take into account the economic standards currently underlying (at least to some extent) the requirements of supervisory authorities and rating agencies – standards that are set to play a decisive role in future.

On the basis of further assumptions we make and publish regarding key indicators, our shareholders can form their own opinion regarding our target's achievability, and can assess Munich Re's business performance and economic value added.

RORAC is defined as follows:

$$\text{RORAC} = \frac{\text{Net income} - \text{Interest rate } (1 - \text{tax rate}) \times \text{Additional available equity}}{\text{Risk-based capital}}$$

The numerator in the formula comprises the published IFRS net income adjusted for post-tax income (interest rate x [1 – tax rate]) generated on capital not subject to risk within the given risk tolerance. The basis for the adjustment is the capital exceeding the necessary risk-based capital (additional available equity). This is calculated as follows: the starting point is the equity recognised in the IFRS financial statements, from which the "economic equity" is derived by means of various adjustments. These include the addition of the unrecognised valuation reserves and the unrecognised portion of the embedded values in life and health insurance, and the subtraction of goodwill and deferred tax assets. From this economic equity a margin is deducted for the settlement of expected claims payments in following years. The difference between the amount then remaining and the required risk-based capital is the additional available equity, which is also necessary for rating and solvency purposes, as well as for profitable growth, but which we strive to keep lean through our active capital management. This is because the additional available equity in the system presented here only earns a risk-free interest rate, as all the risk components of the investment and underwriting are covered with risk-based capital by the internal risk model, and thus assigned appropriate return requirements. Even though we take a risk-adjusted return as our target, we aspire to meet the high, but fair expectations of our investors also with regard to the return on total capital placed at our disposal.

At what level should the RORAC target be set?
Our RORAC target is a sustained return on risk-adjusted capital of 15% over the whole cycle. We will not finalise and publish the risk-adjusted capital applicable for 2007 until May, when we have comprehensively assessed our current risk positioning. As things stand, however, our assumption is that the RORAC figure will correspond to an expected consolidated profit of between €2.8bn and €3.2bn, which is equivalent to a return on equity ranging from nearly 11% to 12%.

What assumptions is this target based on?
In both primary insurance and reinsurance, we are proceeding on the basis of statistically expectable claims experience. Provided there are no significant shifts in the composition of our business portfolio, we reckon with a combined ratio of below 97% in property-casualty reinsurance, which includes an amount equivalent to approximately 5.0% of premiums as projected claims expenditure for natural catastrophes costing over €5m per event. In property-casualty primary insurance, we expect a combined ratio of under 95%.

On the investment side, we anticipate a result equivalent to 4.5% of the average market values of the investments.

Lastly, our target is based on a largely stable currency environment. Changes in tax treatment are only considered to the extent that they are already known today.

Embedded values as additional performance indicators
In life primary insurance and reinsurance and in German health primary insurance, we will use key indicators primarily based on European Embedded Value (EEV, see page 52 f.).

We aim to achieve EEV earnings of between 8% and 9% both in primary insurance and reinsurance business in relation to the value of the overall business in force at the beginning of the year. The life and health primary insurance business, managed and measured on an embedded-value basis, will contribute to the IFRS consolidated profit and thus to reaching the RORAC target, even though IFRS consolidated results follow the narrower individual financial-year perspective.

Our targets – Ambitious but attainable
In selecting suitable targets, contrasting aspects have to be considered and weighed up. On the one hand, undue complexity has to be avoided in order to ensure transparency for investors, staff and the public. On the other hand, the challenge lies in reflecting economic realities as closely as possible, avoiding oversimplification, and enshrining added value as the Group's overriding guiding principle. As the above description shows, the background is complex, especially as the parallel use of different performance indicators is unavoidable. That is why we have devoted considerable space to this topic. We are convinced that we are on the right track with the key performance indicators of RORAC and embedded value. Taking into account all the relevant factors, we consider that our targets are economically meaningful – ambitious, but attainable nonetheless.

Binding standards for underwriting and pricing

In reinsurance, CUGC is not only responsible for business with our global clients but also develops guidelines and best-practice principles for the underwriting of our reinsurance business. Corporate Underwriting defines standards for the underwriting, pricing and claims management of the reinsurance group. Besides this, regular reviews are conducted to make sure that these standards are complied with. In this way, we ensure that the quality of our business is consistently high throughout our reinsurance operations and that we respond swiftly to changes and new developments. Since Corporate Underwriting is closely linked to our operative business, we can generate needs-oriented products and services for our clients there as well.

In primary insurance, we write both personal lines and commercial business. This results in a heterogeneous portfolio of risks. We therefore have line- and segment-related guidelines for pricing and underwriting designed to ensure the requisite risk balance in the community of policyholders. In addition, the actuaries responsible (life and health insurance) and the heads of the actuarial departments (property-casualty insurance) make sure that pricing is appropriate and that sufficient reserves are set up to cover the obligations assumed. We regularly check by means of independent audit processes whether these guidelines are appropriate.

Governing bodies of the Munich Re Group

Board of Management

Dr. jur. Nikolaus von Bomhard
(Chairman of the Board of Management)
(Chairman of the Group Committee)
Group Investments (from 1 March 2007)
Group Development
Press
Internal Auditing
Executive Offices, Group Top Executives

Dr. rer. pol. Ludger Arnoldussen (from 1 October 2006)
Asia, Australasia, Africa
(until 31 December 2006 together with Mr. Wittmann)
Germany, Asia Pacific and Africa (from 1 January 2007)
General Services (from 1 March 2007)

Dr. rer. pol. Thomas Blunck
Special and Financial Risks
Organisational Design and Development (from 1 March 2007)
Information Technology

Georg Daschner
Europe 2 and Latin America (until 31 December 2006)
Europe and Latin America (from 1 January 2007)
Corporate Communications (from 1 January 2007)

Dr. jur. Heiner Hasford (until 28 February 2007)
Group Investments, Corporate Finance, M&A
Legal and Regulatory Affairs, Compliance
General Services
Organisational Design and Development

Dr. rer. nat. Torsten Jeworrek
(Chairman of the Reinsurance Committee)
Corporate Underwriting/Global Clients
Reinsurance Investments
Accounting, Controlling and Central Reserving for Reinsurance

Christian Kluge (until 31 December 2006)
Europe 1
Corporate Communications

John Phelan
North America

Dr. jur. Jörg Schneider
Group Accounting
Group Controlling
Corporate Finance, M&A (from 1 March 2007)
Integrated Risk Management
Legal and Regulatory Affairs, Compliance (from 1 March 2007)
Taxes
Investor and Rating Agency Relations

Dr. oec. publ. Wolfgang Strassl
(Board member responsible for personnel and welfare matters, within the meaning of Section 33 of the German Co-Determination Act)
Life and Health
Human Resources

Karl Wittmann (until 31 December 2006)
Asia, Australasia, Africa
(as from 1 October 2006 together with Dr. Arnoldussen)

Supervisory Board

Chairman
Dr. jur. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Munich Reinsurance Company

Deputy Chairman
Herbert Bach
Employee of Munich Reinsurance Company

Hans-Georg Appel
Employee of Munich Reinsurance Company

Holger Emmert
Employee of Munich Reinsurance Company

Ulrich Hartmann
Chairman of the Supervisory Board of E.ON AG

Dr. rer. nat. Rainer Janßen
Employee of Munich Reinsurance Company

Prof. Dr. rer. nat. Henning Kagermann
Chairman of the Executive Board and Chief Executive Officer of SAP AG

Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl
Former President of the Max Planck Society
Emeritus Professor of Biology

Wolfgang Mayrhuber
Chairman of the Board of Management of Deutsche Lufthansa AG

Kerstin Michl
Employee of Munich Reinsurance Company

Prof. Karel Van Miert
Professor at the University of Nyenrode

Ingrid Müller
Employee of Munich Reinsurance Company

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer
Chairman of the Supervisory Board of Siemens AG

Dr.-Ing. e. h. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG (until 31 December 2006)

Dr. rer. nat. Jürgen Schimetschek
Employee of Munich Reinsurance Company

Dr. jur. Dr. h. c. Albrecht Schmidt
Former Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG

Dr. phil. Ron Sommer
Former Chairman of the Board of Management of Deutsche Telekom AG

Wolfgang Stögbauer
Employee of Munich Reinsurance Company

Josef Süßl
Employee of Munich Reinsurance Company

Judy Võ
Employee of Munich Reinsurance Company

Membership of the Supervisory Board Committees

Standing Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Dr. Albrecht Schmidt
Josef Süßl

Personnel Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder

Audit Committee
Dr. Albrecht Schmidt (Chairman)
Hans-Georg Appel
Prof. Dr. Henning Kagermann
Dr. Hans-Jürgen Schinzler
Wolfgang Stögbauer

Conference Committee
Dr. Hans-Jürgen Schinzler (Chairman)
Herbert Bach
Dr. Bernd Pischetsrieder
Judy Võ

Other seats held by Board members

Board of Management[1]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Nikolaus von Bomhard Chairman	ERGO Versicherungsgruppe AG* (Chairman)	UniCredit S. p. A., Genoa
Dr. rer. pol. Ludger Arnoldussen (from 1 October 2006)	–	–
Dr. rer. pol. Thomas Blunck	–	Global Aerospace Underwriting Managers Ltd. (GAUM), London New Reinsurance Company, Geneva* (Chairman)
Georg Daschner	–	Münchener Rück Italia S. p. A., Milan* (Chairman)
Dr. jur. Heiner Hasford (until 28 February 2007)	Commerzbank AG D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG* ERGO Versicherungsgruppe AG* Europäische Reiseversicherung AG (Chairman) Nürnberger Beteiligungs-AG Victoria Lebensversicherung AG* Victoria Versicherung AG*	Munich Re America Corporation, Wilmington, Delaware*
Dr. rer. nat. Torsten Jeworrek	–	–
Christian Kluge (until 31 December 2006)	–	–
John Phelan	–	Munich Re America Corporation, Wilmington, Delaware* (Chairman) Munich Reinsurance America Inc., Princeton* (Chairman) Munich Reinsurance Company of Canada, Toronto*
Dr. jur. Jörg Schneider	MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH*	Munich Re America Corporation, Wilmington, Delaware*
Dr. oec. publ. Wolfgang Strassl	DKV Deutsche Krankenversicherung AG* Hamburg-Mannheimer Sachversicherungs-AG* Hamburg-Mannheimer Versicherungs-AG* Mecklenburgische Leben Versicherungs-AG	Munich American Reassurance Company, Atlanta* (Chairman)
Karl Wittmann (until 31 December 2006)	–	Jordan Ins. Co. p. l. c., Amman Saudi National Insurance Company E.C., Jeddah

[1] Status: 31 December 2006/1 January 2007 (in the case of members who have left the Board of Management, the information shows the status at the date of their departure).

* Own group company within the meaning of Section 18 of the German Stock Companies Act.

Supervisory Board[2]	Seats held on supervisory boards of other German companies	Membership of comparable bodies of German and foreign business enterprises
Dr. jur. Hans-Jürgen Schinzler Chairman	METRO AG	UniCredit S. p. A., Genoa
Ulrich Hartmann	Deutsche Bank AG Deutsche Lufthansa AG E.ON AG (Chairman) Hochtief AG IKB Deutsche Industriebank AG (Chairman)	Henkel KGaA
Prof. Dr. rer. nat. Henning Kagermann	Deutsche Bank AG	-
Prof. Dr. rer. nat. Drs. h. c. mult. Hubert Markl	Bayerische Motoren Werke AG	Sanofi-Aventis S. A., Paris Georg von Holtzbrinck GmbH
Wolfgang Mayrhuber	Bayerische Motoren Werke AG Eurowings Luftverkehrs AG Fraport AG Thomas Cook AG LSG Lufthansa Service Holding AG* Lufthansa Cargo AG* (Chairman) Lufthansa Technik AG*	Heico Corporation, Miami Swiss International AG, Basle
Prof. Karel Van Miert	RWE AG	Agfa-Gevaert NV, Mortsel Anglo American plc, London De Persgroep, Asse Royal Philips Electronics NV, Amsterdam Sibelco NV, Antwerp Solvay S. A., Brussels Vivendi Universal S. A., Paris
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich v. Pierer	Deutsche Bank AG Hochtief AG Siemens AG (Chairman) ThyssenKrupp AG Volkswagen AG	-
Dr.-Ing. e. h. Bernd Pischetsrieder	Dresdner Bank AG METRO AG Audi AG* (Chairman)	Tetra-Laval Group, Pully Scania AB, Södertälje* (Chairman) SEAT S. A., Barcelona*
Dr. jur. Dr. h. c. Albrecht Schmidt	Siemens AG	Thyssen'sche Handelsgesellschaft m. b. H.
Dr. phil. Ron Sommer	Celanese AG	Motorola Inc., Schaumburg Sistema, Moscow Tata Consultancy Services Ltd., Mumbai Weather Investments S. p. A., Rome

[2] Status: 31 December 2006.
* Own group company within the meaning of Section 18 of the German Stock Companies Act.

Parameters

General parameters

Our business environment is marked to an increasing extent by growing complexity – together with an upward trend in natural catastrophes. There has also been a disproportionate rise in man-made losses in relation to economic activity. The reasons are many and varied, ranging from technological progress and the advancing geopolitical interdependencies to climate change and trends in international liability. In addition, concentrations of values are mushrooming and regions are becoming more dependent on each other, giving rise to new risk potentials and accumulation hazards. These phenomena present demanding challenges for the insurance industry, but also opportunities. It is therefore imperative to carry on refining risk models and to swiftly incorporate new findings.

Fundamental changes are also resulting from unprecedented demographic trends. People are living longer – good news, but also an enormous strain on social security systems. By 2030, every two people in Europe in paid work will have to finance one person who is not. This means Europeans can only maintain their standard of living and high-quality healthcare in the medium term if they make additional private provision – a great opportunity for insurers. Many countries are in the process of realigning their social security systems to these demographic requirements, and so for the time being insurers will have to cope with an uncertain legal and political climate. Speed and flexibility in product design are becoming increasingly important competitive factors. At the same time, primary insurers are having to adjust to the growing group of older people with special needs.

At present, one of the most important issues for private health insurance in Germany is the debate regarding the recently adopted health reform legislation. The German health reform will not solve the problems of the compulsory health insurance scheme – so private health insurance, which is demography-resistant and provides guaranteed benefits, remains the only alternative to statutory health insurance.

In addition, the insurance industry's regulatory environment is being affected by profound changes. The introduction of Solvency II in Europe and new accounting standards have implications for insurers' capital requirements and income statements. The new circumstances will have considerable implications for primary insurers' business models. They will also influence the demand for reinsurance cover and trigger changes in its supply. A group like Munich Re, among the leaders in integrated risk management, can utilise the changing industry dynamics to its advantage and exploit the business opportunities they present – in both reinsurance and primary insurance.

Economic parameters

The general global economic environment for the insurance industry remained largely favourable in 2006. In spite of continued strong rises in oil prices until August, the global economy expanded further, even achieving a slightly higher growth rate than in the previous year. The stock markets in Europe and the USA showed respectable price gains, whereas the upward trend in Japan was somewhat less pronounced. Yields on the bond markets rose appreciably in the first half of the year before receding again until early December, when interest rates reversed again, rising considerably more steeply in Europe than in the USA. Overall, the difference between the transatlantic yields for long-term bonds narrowed over the course of the year.

Economy

Global economic growth gathered pace slightly in 2006, sustaining its momentum. China and the USA are still the most important engines driving the world economy, even if the trend in the second half of the year saw economic dynamics shifting from the USA to the eurozone.

In the USA, the world's largest insurance market, momentum remained at about the level of the previous year on average, despite growth slowing considerably between July and December, for which a slackening of the housing market was chiefly responsible. The mainstays of the US economy were private consumption and corporate investments, with real GDP rising by 3.3% compared with the previous year.

Economic growth in Japan was 2.2% in real terms last year – slightly higher than in 2005.

The economy in the eurozone performed significantly better in 2006 than in the previous year. In particular, domestic demand (investments and consumption) gave rise to real growth, which totalled 2.7% for the year as a whole. There were marked regional differences: economic growth in Ireland and Finland, for example, was well above average, whereas in Italy and Portugal it remained comparatively subdued.

The German economy grew by 2.7% in real terms in 2006 – a considerable improvement on the previous year. The pleasing aspect of this development was that growth derived not only from exports and corporate investments but also from private consumption, which also made a more positive contribution again for the year as a whole (buoyed by the resurging labour market). An initial estimate indicates an annual average rise of approximately 176,000 in the number of employees with jobs subject to social insurance, whilst the unemployment rate stood at 9.6% in December, a year-on-year decrease of 1.5 percentage points.

Economic development in the UK was also up appreciably year-on-year, driven mainly by domestic demand.

In 2006, growth in the emerging markets accelerated. China expanded strongly again with 10.7% in real terms. The Indian economy also continued to develop at a high level.

Among the central and eastern European countries, Russia and Poland added to the momentum, whereas in Turkey the expansion slowed somewhat, due not least to a strong depreciation of the currency in May and June.

In Latin America, Brazil and Mexico in particular ensured that the region grew more strongly than the previous year.

Due to falling oil prices since August, rates of inflation around the world dropped especially in the final quarter – in some cases considerably. However, the annual average inflation rate remained at around last year's level in the USA and the eurozone. This environment led to further interest-rate increases by a number of central banks. The US Federal Reserve raised its reference interest rate from 4.25% at the start of the year to 5.25% at the end of June, but then left it unchanged up to the end of the year. The European Central Bank increased its reference interest rate from 2.25% to 3.5% during the course of the year, and the Bank of England raised its key interest rate from 4.5% to 5.0%.

Capital markets

By and large, prices on the international stock markets moved upwards in 2006: the EURO STOXX 50, for instance, improved by 15.1% and the DAX by 22.0%.

In the USA, the S&P 500 also recorded presentable growth of 13.6%. The Japanese Nikkei Index, however, recorded an increase of only 6.9%.

Starting from a level of 3.3% at the beginning of the year, yields on ten-year German government bonds initially rose to around 4.1% by July against the background of positive economic expectations and comparatively high inflation. In view of declining rates of inflation and a cooling of the US economy, however, yields subsequently fell to almost 3.6% at the beginning of December, before renewed economic optimism caused them to rise again to nearly 4.0% at the end of the year. Having started the year at just under 4.4%, yields on ten-year US government bonds climbed to a good 5.2% by the end of June, only to recede to about 4.7% at year-end.

The euro gained considerable ground against the US dollar in the course of the year, its price rising from US$ 1.18 to US$ 1.32. It also climbed against the Japanese yen, moving up from ¥139.22 at the start of the year to ¥157.12 at the end of 2006.

Development of the US$/€ exchange rate from January to December 2006


1.38
1.36
1.34
1.32
1.30
1.28
1.26
1.24
1.22
1.20
1.18
1.16
J
F
M
A
M
J
J
A
S
O
N
D

Insurance industry

Writing business at risk-adequate prices was again the central issue in the insurance markets in 2006. In the reinsurance renewals at the beginning of the year and at 1 April and 1 July, it was again apparent that most market players were giving priority to selective and profit-oriented underwriting.

The capital base of insurers and reinsurers has improved globally, and competition is growing more intense, not least because in 2006 respectable underwriting results were not eroded by losses from major natural catastrophes. On the whole, prices remain at a profitable level.

Impulses for growth in life primary insurance and reinsurance continue to come from the long-term trend towards more private provision. With the worldwide ageing of society, pressure on social security systems is mounting, so that private life insurance is generally growing more strongly than the economy as a whole. Health reinsurance is benefiting from the further privatisation and liberalisation of healthcare systems.

Important insurance markets

Premium growth in the insurance industry, particularly in property-casualty insurance, is strongly influenced by overall economic development. In life and health insurance, market dynamics are also impacted by changes in the legal and tax environment. The still relatively robust global economy was helpful for most insurance markets.

Given the absence of major natural catastrophes in 2006, insurers in the USA were able to achieve exceptionally good results in property-casualty insurance. Premium growth again lagged behind overall economic growth, owing to a cyclically related fall in rates. A notable exception is business exposed to hurricane risks.

Although the macroeconomic parameters in Germany improved, they had no great stimulating effect on the German insurance industry, significant curbing factors being the stagnation of real incomes, the concerns of many citizens regarding the future, and the advanced level of market penetration already reached. According to preliminary estimates, gross premiums written by the German insurance industry rose by around 2.2% in 2006 (2005: 3.7%). With an estimated growth rate of approximately 4.2% in each case, premiums in private health insurance and life insurance were the fastest growing, although in health insurance a significant role was played by premium increases to take account of rising claims expenses. In property-casualty insurance, premium income fell by around 1.1%, for which sustained price competition was partially responsible.

In most other European markets, the trend continued towards more direct provision for old age through insurance products. In France, premium volume in life insurance grew by a strong 19% in the first three quarters. Over the same period, premiums in health and personal accident rose by 9%, whereas growth in property-casualty only amounted to around 2%. Initial estimates indicate that the Spanish life insurance market grew by 9.8%, with non-life insurance expanding at a rate of 6.5%. In Switzerland, property-casualty business showed growth of around 1.8%. Premiums in individual life insurance fell by an estimated 3.4%, whilst the decrease in group business (occupational retirement provision) amounted to only 1.2%. Premium volume in Poland's life insurance market recorded very strong growth of 41.4% in the first three quarters, whilst growth in non-life insurance was considerably more modest at 4.8%.

Against a backdrop of high overall economic growth, the emerging markets recorded the largest increases in premium income. In China, premium growth totalled around 23% in property-casualty insurance and 12% in life business. Premiums also climbed strongly in the Indian market, with non-life premium rising by around 24% in the first three quarters of the fiscal year 2006/2007.

Legal parameters

The German insurance industry is affected by several items of proposed legislation that will impact its business in terms of pricing and product design, client relations, and the overall business processes of companies in the sector. Various European and global initiatives in the field of supervisory law have altered the parameters and will continue to provide for a restructuring of the regulatory landscape in future

In our home market of Germany, the German Federal Government intends to extensively reform German insurance contract law ("Versicherungsvertragsgesetz" – VVG) to bring it into line with supreme court decisions and the requirements of what is considered modern consumer protection. The proposed reform emphasises, for example, the obligations of insurance companies to provide information and consultancy prior to and on concluding contracts. By contrast, the insured's duties of disclosure prior to the conclusion of a contract are to be relaxed and sanctions eliminated, even in the case of gross negligence. Furthermore, the maximum term of policies in the property-casualty lines is to be reduced from five to three years and injured parties are to be granted direct recourse to insurers under compulsory insurances. Finally, the bill also proposes to abolish the so-called "policy model" whereby the policyholder receives the statutory consumer information together with the policy. In future, clients are to receive all information concerning policies prior to confirming their agreement with the terms.

In life insurance, the VVG reform is intended to ensure the implementation of requirements with which the German Federal Constitutional Court charged the legislators in its judgements of 26 July 2005. These concerned policyholder bonuses in endowment insurance and portfolio transfers between insurance companies. The Federal Constitutional Court called for hidden reserves to be taken into account in policyholders' bonuses, and demanded greater transparency and competition amongst life insurers.

In its present form, the proposed legislation envisages that, upon contract termination, 50% of the hidden reserves apportionable to the individual policyholders will be allocated to them on a binding basis. Legislators are no longer pursuing the more far-reaching considerations from spring 2006 that would have substantially threatened the life insurance business model. These provided for the binding allocation of hidden reserves every two years based on their respective fair value.

A further focus of the reform in life insurance is the topic of early lapse. To date, surrender values have been either low or non-existent in the first few years of a policy's development due to the offsetting of acquisition and marketing costs under the "zillmerisation" method. These costs are to be spread equally over the first five years of a policy. However, a problematical aspect is that, according to the current draft of the reform, these regulations are also to apply to existing insurance portfolios as of 1 January 2008. The bases of insurers' calculations would thus be interfered with retroactively. It remains to be seen whether this will be corrected in the further course of the legislative process.

In private health insurance, the VVG reform is intended to create a framework for case and healthcare management and to open up opportunities for insurers to offer other services.

The Act is due to come into force on 1 January 2008 and is to be applicable to all existing insurance contracts effective 1 January 2009. The new regulations for private health insurance can be introduced for existing policies as early as 1 January 2008.

The German private health insurance industry will be impacted directly and intensively by the "Act to promote competition among statutory health insurance institutions" (health reform). In particular, private health insurers will be required to offer a basic policy providing benefits equivalent in type, scope and amount to the compulsory provision under statutory health insurance. There will be an obligation to contract, and benefit exclusions and risk loadings will not be possible. The premium for this basic cover is not to exceed the maximum statutory health insurance premium. It is envisaged that insureds moving from one private health insurance company to another will be credited with part of their ageing reserves. It is not yet possible to judge the effect the new regulations will have on the premiums paid by other insureds. This will be determined largely by client behaviour.

Moreover, the introduction on 2 February 2007 of a three-year waiting period for switching to private insurance will have an impact on new business. Employees will only be exempt from compulsory insurance when they have exceeded the earnings ceiling for compulsory public health insurance – currently €47,700 – for three consecutive calendar years.

The part of the Act relevant to private health insurance relevant is expected to come into force on 1 January 2009.

It is anticipated that the German Insurance Mediation Act will enter into force on 1 April 2007 (this is the German Federal Government's implementation of the EU directive on insurance mediation of 2002). The new Act will result in major changes for insurance marketing. In future, insurance agents will require authorisation under commercial law which will depend, among other things, upon their being sufficiently qualified. Insurance intermediaries operating exclusively on behalf of one or more insurance companies will require no authorisation if the relevant insurance products are not in competition with each other. In addition, insurance companies must accept unlimited liability for the actions of intermediaries in that capacity. Further key aspects of the new Act are the expanded consultancy and documentation obligations. Insurance agents are to advise clients according to their specific needs and circumstances, and give grounds for any specific policy recommendations made. Clients are to be provided with clear and comprehensible documentation for this purpose. Furthermore, insurance companies may work only with intermediaries who are entered in a central, publicly accessible register of insurance agents.

The German General Equal Treatment Act has been in force since 18 August 2006 and is based partially on four EU discrimination-prevention directives adopted between 2000 and 2004. It aims to prevent or eliminate unfair discrimination on grounds of race, ethnic origin, sex, religion, ideology, disability, age or sexual identity. The Act affects the insurance industry as an employer in particular, but also as an insurer and risk carrier. Employers have new obligations that can result in liability risks and potential claims for indemnity.

The new provisions of the General Equal Treatment Act that are of importance for the insurance industry are valid from 22 December 2007. After that date, premiums and benefits for men and women may vary only when gender is a risk-determining factor and the risk evaluation is based on relevant and exact actuarial statistical data. Under no circumstances are costs connected with pregnancy and maternity to lead to variations in premiums or benefits. Differences in insurance companies' handling of individuals on the basis of religion, ideology, disability, age or sexual identity are only admissible when founded on recognised principles for calculating prices commensurate with risk.

The European Commission's Solvency II project will have the greatest effect on the insurance industry. This is scheduled to involve a comprehensive reorganisation of insurance supervisory law within the EU, taking a risk-based approach, one of the core ideas of which is to consider individual risk exposure. Preparations for this are increasingly picking up steam. The Commission plans to publish a draft framework directive in July 2007.

In the USA, there have been discussions for quite some time on the introduction of an integrated federal supervisory authority for reinsurance companies. At present, the insurance industry is supervised by 50 insurance commissioners in the individual US federal states. There is now virtual unanimity that this system is inefficient and costly, weakening the competitiveness of the US market overall. In 2006, bills to revise the supervision of primary insurers and reinsurers were introduced in both the Senate and the House of Representatives. Each of these bills envisages federal supervision for insurance companies. For international reinsurers in particular, this would have the advantage that legally binding international agreements on the supervision of insurance companies could be concluded.

Overview and key figures

Outstanding consolidated result of €3.5bn
Return on risk-adjusted capital (RORAC) of 20.3% after tax
Planned dividend increase to €4.50 per share

		2006	2005	2004	2003	2002
Gross premiums written	€bn	37.4	38.2	38.1	40.4	40.0
Combined ratio						
– Reinsurance property-casualty	%	92.6	111.7	98.9	96.5	123.7
– Primary insurance property-casualty	%	90.8	93.1	93.0	96.4	99.9
Consolidated result	€m	3,536	2,751*	1,887	–468	214

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The Munich Re Group's business performed very well in the past year. With an outstanding consolidated result of €3.5bn, we clearly surpassed our expectation of €2.6-2.8bn in 2006, making it the third record year in succession. Our return on risk-adjusted capital (RORAC) amounted to 20.3% after tax, thus markedly exceeding our long-term target of 15%. This was due to the very good results of our primary insurers and reinsurers, which were successful both in their underwriting business and in the investment of their managed assets.

Compared with the previous year, reinsurance experienced significantly fewer large losses in 2006. With an attractive environment in many areas, we were able to maintain and – where necessary – even improve the terms and conditions of our basic business. This helped us to achieve a combined ratio that was well within our target of 97%. At 92.6%, it is the most satisfactory of recent years. In the property-casualty segment, business experience was thus very positive. The life and health segment achieved a good result, albeit not as high as the previous years' figure, which had benefited from special factors. Thanks partly to the contribution from investments, we achieved an excellent overall operating result in reinsurance, where total premium volume remained more or less steady as a consequence of our strictly risk-adequate underwriting policy.

In primary insurance, too, our annual result of €1,062m was well above our target, which we had set at €600–700m. Gross premiums written fell, but still exceeded our expectations of €16.5–17bn. The reduction is solely due to our sale of the Karlsruher Insurance Group and the Dutch Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL) in 2005. We were unable to fully compensate for the lower premium income in life insurance with growth in property-casualty insurance and the health segment. Particularly the sale of the Karlsruher Insurance Group, whose business focused on life insurance, made itself felt in life premiums. The very satisfactory development in the health segment, where gross premiums rose by 4.3%, was driven mainly by extensive new business in supplementary health insurance, where we recorded growth of 15.6%. Claims experience in property-casualty insurance, including legal expenses insurance, was again very favourable in the year under review. This enabled us to achieve a combined ratio that was considerably better than our target of 95%.

For the reporting on individual fields of business, the following principle applies: volumes and results that derive from business within a segment are eliminated, whereas figures that derive from business with companies from other segments (e.g. intra-Group reinsurance cessions from primary insurers to reinsurers) are included in the data. Where the information relates to national accounting law, this is mentioned specifically.

Result
Compared with the previous year, the consolidated result improved by €785m to an outstanding €3.5bn (2.8bn).

The largest contribution of €2.1bn (0.4bn) came from the reinsurance property-casualty segment, where we benefited from our excellent basic business and the near absence of serious natural catastrophes in 2006.

Consolidated result

All figures in €m	2006	2005*	2004	2003	2002
Result before amortisation and impairment losses of goodwill	5,498	4,150	3,369	1,971	–20
Operating result	5,494	4,143	3,025	1,284	–391
Consolidated result	3,536	2,751	1,887	–468	214

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Primary insurance again contributed substantially to the Munich Re Group's success as well, achieving an above-plan consolidated result of €1,062m.

The share of the investment result in the Group's performance amounted to €8.9bn (10.8bn). Our operating result rose by 32.6% to €5.5bn (4.1bn), but it should be remembered that the previous year's figure included large profits from the sale of the Karlsruher Insurance Group and HypoVereinsbank shares.

The operating result was influenced in particular by the following factors:

- In reinsurance, we were largely spared large claims burdens from natural catastrophes. Only 1.3 (19.4) percentage points of the property-casualty combined ratio were attributable to natural catastrophe losses.
- Provisions for prior-year losses from our US reinsurance business, in particular for claims for asbestos-related diseases, were further increased using appropriate reserves for which general provision had previously been made at Group level.
- In primary insurance, the pleasingly low claims expenditure and appreciably lower administration costs were significant factors in the successful result. The combined ratio, including legal expenses insurance, was 90.8% (93.1%), yet another year-on-year improvement.
- Strong regular income and realised capital gains (especially from the sale of non-fixed-interest securities) increased the investment result in both reinsurance and primary insurance. At 5.0%, the return on investment (based on the average investment portfolio at market values) outperformed our target of 4.5%.

The tax expenditure totalling €1,648m (equivalent to 32% of the pre-tax profit) was influenced by two countervailing one-off factors:

- Under new legislation on German corporate tax which entered into force in December 2006, corporate tax credits from the former imputation system will be paid out in equal annual amounts over a ten-year period, commencing in 2008. This gives rise to total tax income of €379m (see page 199).
- Deferred tax assets from loss carry-forwards at our subsidiary Munich Re America were written off in our accounts for 2006, producing deferred tax expenses totalling €770m.

Premium

Approximately 55% of our Group premium income was earned from reinsurance and 45% from primary insurance. Whereas in reinsurance we operate on a global basis, in primary insurance 78% of our premium comes from the German market; but in both fields of business, the share of premium from outside Germany is increasing appreciably.

In reinsurance, we continue to adhere to our strictly profit-oriented underwriting policy. The realisation that risk-commensurate terms and conditions are absolutely essential is becoming more and more prevalent in the reinsurance markets. Although capacities increased, we were able to obtain attractive terms and conditions for both new business and renewals. Premium income was stable at €22.2bn compared with the previous year (22.3bn).

In primary insurance, gross premiums were down on the previous year, falling by 4.7% owing exclusively to changes in the consolidated group, above all to the sale of the Karlsruher Insurance Group and NHL (Nieuwe Hollandse Lloyd Verzekeringsgroep). Adjusted to eliminate the effect of these changes, premium rose by 0.5%. Growth was again driven by-health insurance in 2006, where the notable expansion in premium volume was attributable to premium increases and additional sales of supplementary insurance policies. The property-casualty business of our ERGO companies in Poland and the Baltic States developed pleasingly, achieving double-digit growth rates.

Share of reinsurance and primary insurance – Life and health and property-casualty – in Group premium income*


Reinsurance 55.3%
Primary insurance 44.7%
2006
Total 100%
Life and health 18.5%
Property-casualty 36.8%
Life and health 31.0%
Property-casualty 13.7%
Reinsurance 54.1%
Primary insurance 45.9%
2005
Total 100%
Life and health 18.2%
Property-casualty 35.9%
Life and health 32.3%
Property-casualty 13.6%
Reinsurance 54.0%
Primary insurance 46.0%
2004
Total 100%
Life and health 17.3%
Property-casualty 36.7%
Life and health 32.4%
Property-casualty 13.6%
Reinsurance 56.4%
Primary insurance 43.6%
2003
Total 100%
Life and health 14.6%
Property-casualty 41.8%
Life and health 31.0%
Property-casualty 12.6%
Reinsurance 58.6%
Primary insurance 41.4%
2002
Total 100%
Life and health 13.9%
Property-casualty 44.7%
Life and health 29.4%
Property-casualty 12.0%

*After elimination of intra-Group transactions across segments.

Reinsurance   Primary insurance

Percentage of premium from foreign business*


2006
17.1%
82.9%
Total 57.3%
2005
15.7%
84.3%
Total 54.5%
2004
15.8%
84.2%
Total 54.0%
2003
13.8%
86.2%
Total 54.8%
2002
13.8%
86.2%
Total 56.9%

*After elimination of intra-Group transactions across segments.

Reinsurance   Primary insurance

Group premium income

All figures in €bn	2006	2005	2004	2003	2002
Reinsurance	22.2	22.3	22.4	24.8	25.4
Primary insurance	16.7	17.6	17.5	17.6	16.6
Consolidation	–1.5	–1.7	–1.8	–2.0	–2.0
Total	37.4	38.2	38.1	40.4	40.0

Events after the balance sheet date

On 18/19 January 2007, Winter Storm Kyrill crossed central Europe with wind speeds of well over 100 km/h on a widespread scale. The countries hardest hit by the storm were Germany and the UK, but it also affected the Benelux countries, Austria, Poland, the Czech Republic, and to a lesser degree Switzerland. The Munich Re expects its claims costs in primary insurance and reinsurance to be significantly lower than the €600m before tax originally anticipated on the basis of initial estimates.

Of the owner-occupied and investment property recognised in the consolidated balance sheet as "held for sale", ownership of items with a carrying amount of €215m had been transferred by the end of February 2007, realising a gain on disposal of €294m.

The share buy-back launched in November 2006 was concluded at the end of February 2007. A total of just over eight million shares were acquired at an average price of €124.36, which will be retired prior to the Annual General Meeting.

Exceptionally favourable claims experience in property-casualty
Good business development in life and health

		2006	2005	2004	2003	2002
Gross premiums written						
- Life and health	€m	7,665	7,811	7,540	6,876	6,561
- Property-casualty	€m	14,551	14,547	14,857	17,919	18,884
Loss ratio health	%	68.5	62.3	65.6	65.7	74.7
Loss ratio property-casualty	%	64.7	83.5	71.2	69.6	97.2
Thereof natural catastrophes	Percentage points	1.3	19.4	5.0	1.8	3.4
Expense ratio health	%	27.8	30.7	30.9	30.5	28.1
Expense ratio property-casualty	%	27.9	28.2	27.7	26.9	26.5
Combined ratio health	%	96.3	93.0	96.5	96.2	102.8
Combined ratio property-casualty	%	92.6	111.7	98.9	96.5	123.7
Consolidated result life and health	€m	561	977*	432	262	1,548
Consolidated result property-casualty	€m	2,134	420*	1,234	1,370	788

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The Munich Re Group operates in virtually all classes of reinsurance. We offer a full range of products – from traditional reinsurance to innovative solutions for risk assumption.

Until 31 December 2006, our reinsurance business was divided between seven divisions (see page 48 f.): Life and Health; Europe 1; Europe 2 and Latin America; Asia, Australasia, Africa; North America; Corporate Underwriting/ Global Clients; and Special and Financial Risks.

Marketing

As reinsurers, we write our business predominantly in direct collaboration with the primary insurers, but also via brokers. This includes business offered to us by industrial clients through their captives or risk retention groups (alternative market business), which we accept via Munich-American RiskPartners (MARP).

Overview and key figures

Our reinsurance business performed most satisfactorily again in the past year. On the one hand, we benefited from the high quality of our basic business, whose current profitability is the outcome of the consistent steps we have taken in recent years. On the other hand, unlike in the previous year, we were largely spared severe natural catastrophe losses. This is reflected particularly in the share of natural catastrophes in our combined ratio. Whereas in the previous year, especially as a result of the devastating Atlantic hurricanes, this share totalled 19.4 percentage points, in the past business year it amounted to only 1.3 percentage points. For the above-mentioned reasons, we recorded a significantly improved combined ratio – an excellent 92.6% (111.7%). This enabled us to clearly surpass the ambitious targets we had set ourselves for the past year. The positive development was underpinned by a good business performance in life and health and a solid investment result.

A comparison of the major-loss burden from natural catastrophes with that of the last two financial years (€177m in 2006 and €2,629m in 2005) indicates the extent to which insurance business – and particularly reinsurance business – is subject to random fluctuations in certain segments. A better understanding essentially requires a longer-term view of our business. We see the situation as endorsing our strategy of systematically optimising our risk management in the Group and refining the models with which we evaluate loss potentials. With this range of tools, we can determine risk-adequate prices, terms and conditions, despite the volatilities in our business. The Munich Re Group has maintained its overall liability for natural catastrophe covers at a virtually unchanged level, reflecting our firm conviction that this insurance segment is still very attractive in the long term.

In the year under review, we continued to gear our underwriting policy closely to the principle of profit before growth. Despite the increased reinsurance capacities in the market, we obtained attractive terms and conditions for both new business and treaty renewals. Losses of premium volume from treaties which did not meet our requirements were compensated for by new business elsewhere. The substantially improved prices, terms and conditions that we had achieved in the previous years proved necessary and therefore sustainable. In loss-affected sectors of property business, we were able to increase prices. Above all, premiums for natural hazards covers in the regions concerned again rose appreciably. Where treaties had remained claims-free, pressure on prices grew. Altogether, however, we succeeded in further optimising the profitability of our portfolio at appropriate terms and conditions.

We have taken the first big step in the global standardisation of our business processes and data resources on the new reinsurance platform Global Reinsurance Application (Gloria). In spring 2006, the first productive version of the SAP-supported IT system, which is tailored to our requirements, was successfully implemented at Munich Reinsurance Company in Munich. Once Gloria has been introduced worldwide, the internationally integrated data resources will allow us to analyse, manage and control our reinsurance business even better.

Result

The two reinsurance segments life and health and property-casualty accounted for €0.6bn (1.0bn) and €2.1bn (0.4bn) of the consolidated result respectively. Our overall result for reinsurance was thus 92.9% higher than in the previous year.

The operating result in property-casualty reflects the reduction of €2,439m in the burden from major losses, due above all to the lower frequency of severe natural catastrophe losses.

This was paralleled by the good business performance in life and health which, together with a solid investment result, enabled the operating result for reinsurance to climb overall by 84.5% to €4.4bn (2.4bn).

The result improvements extended across all divisions and are generally reflected in substantially lower combined ratios.

Reinsurance result

All figures in €m*	**2006**	2005	2004	2003	2002
Operating result	**4,408**	2,389*	2,642*	2,606	1,639
Consolidated result	**2,695**	1,397*	1,666*	1,632	2,336

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Combined ratio by division

All figures in %	**2006**	2005	2004	2003	2002
Life and Health*	**96.3**	93.0	96.5	96.2	102.8
Europe 1	**97.1**	94.2	89.1	96.5	117.7
Europe 2 and Latin America	**97.2**	100.1	98.5	96.6	96.4
Asia, Australasia, Africa	**93.9**	95.0	102.3	91.8	86.8
North America	**96.9**	134.0	119.3	99.1	168.1
Corporate Underwriting/Global Clients	**88.1**	126.0	94.0	98.0	120.8
Special and Financial Risks	**81.1**	110.5	78.9	92.9	116.5

*Figures for health reinsurance only, excluding health insurance conducted like life insurance; previous years' figures adjusted.

Premium

Premium income remained steady in 2006 at €22.2bn (22.3bn). With the euro rising on average against the most important foreign currencies for our business, we also recorded a decline in premium income due to changes in exchange rates (without these currency translation effects, our premium income would have been 0.1% higher). Approximately €16bn or 71.9% of premium was written in foreign currency, of which 48.9% was in US dollars and 15.3% in pounds sterling. 28.1% of our premium volume was transacted in euros.

The main reason for the decline in premium income was the continuation of our strictly risk-adequate underwriting policy. Where prices or conditions were not commensurate with the risks, we refrained from renewing treaties or writing new business.

In addition, as part of our portfolio management, we converted our reinsurance treaties in certain market segments and for specific clients to non-proportional covers if this allowed us to create higher added value. We are prepared to accept that the premium volume generated in these cases is lower than under proportional treaty forms of cover. Nevertheless, we largely offset the lower volume with the substantial rate increases we achieved in the last renewals for property and offshore energy risks with natural catastrophe exposure in the USA and Latin America (especially oil platforms).

In life and health reinsurance, the unrelenting demand worldwide for privately financed provision products largely made up for premium reductions from individual high-volume treaties. This kept our premium income stable, despite our selective underwriting policy and our stringent profitability requirements. About 34.5% of our total premium income was attributable to life and health reinsurance and 65.5% to the property-casualty segment.

Gross premiums by segment

All figures in €m	**2006**	2005	2004	2003	2002
Life and health	**7,665**	7,811	7,540	6,876	6,561
Property-casualty	**14,551**	14,547	14,857	17,919	18,884
Total	**22,216**	**22,358**	**22,397**	**24,795**	**25,445**

Life and Health

Life – Slight decline in premium income with stable operating result
Health – Premiums at previous year's level with good growth opportunities
Favourable result of €561m

Responsible for

Life and health reinsurance worldwide		**2006**	2005	2004	2003	2002
Life						
Gross premiums written	€m	**6,356**	6,491	6,119	5,461	5,277
Health						
Gross premiums written	€m	**1,309**	1,320	1,421	1,415	1,284
Combined ratio*	%	**96.3**	93.0	96.5	96.2	102.8

*Excluding health insurance conducted like life insurance; previous years' figures adjusted.

At €7.7bn (7.8bn), gross premiums written in life and health reinsurance were just below the previous year's level. Currency translation had a positive impact on our premium income in 2006. Adjusted to eliminate effects from changes in exchange rates, premium declined by 2.8%. The operating result of €922m (1,105m) and the consolidated result of €561m (977m) showed a marked decrease, largely owing to lower income from investments. Expenditure for taxes on income in the financial year rose to €265m (48m). In the previous year, tax expenditure had been exceptionally low, owing to the impact of loss carry-forwards within the Group.

Life

With a gross premium volume of €6,356m (6,491m), premium revenue in life reinsurance decreased slightly compared with the previous year (–2.1%). This was mainly due to adjustments of our portfolio aimed at optimising our cost of capital. We expect fundamental growth impulses for our new business in future from such developments as the restructuring of the European solvency regime (Solvency II), the continuing privatisation trend in old-age and disability provision, and the dynamic expansion of the insurance markets in Asia and eastern Europe.

In Germany, our premium income totalled €1.3bn (1.5bn), the decline being primarily linked to the reduction – begun in 2005 – of a reinsurance treaty with a large premium volume. Demand in the life primary insurance market stagnated, with new business remaining at around the level of 2005. Following the change in German fiscal parameters with effect from 1 January 2005, the trend away from endowment insurance towards private and company pension products continued in 2006. The low amount of new business with endowment insurance products, together with the fact that old-age pension products have, so far, not normally been reinsured in Germany, also had an impact on premium income in reinsurance. Besides the still high demand for disability insurance policies – for which we are the market leader in providing reinsurance – the increasing product innovations are positive factors. Our competence as an international reinsurer is especially in demand for the many new products developed for term insurance (where preferred lives products are on the advance) and long term care annuity insurance. Particularly with our outstanding expertise in biometrics, we are well positioned to take advantage of the good business opportunities we expect to come our way.

In the USA, our subsidiary Munich American Reassurance Company (MARC) increased its premium volume slightly to US$ 1.6bn (1.4bn) in a generally contracting life reinsurance market, thus maintaining its position among the leading life reinsurers. Given our cedants' cession quotas, which in many cases are declining in the segment of pure mortality covers, our strategy of diversifying into products for disability and long term care is paying off.

The markedly improved result for the year of US$ 37.0m (28.5m) partly reflects the improved profit margins we achieved in the last round of price increases and despite a negative fluctuation in mortality experience.

Munich American Reassurance Company

All figures in US$ m	2006	Prev. year
Gross premiums written	1,571	1,416
Net earned premiums	907	807
Result for the year	37.0	28.5
Investments	3,964	3,539

Our branch in Canada, Munich Reinsurance Company Canada Branch (Life), continues to lead the life reinsurance market by a wide margin, with a strong presence not only in individual and group life but also in disability and long term care business. Its gross premium income of €1.50bn (1.48bn) also makes it one of our largest life reinsurance units. Claims experience across the whole portfolio was again distinctly better than expected, and we thus look forward to very satisfactory results in the future as well. We recently launched a web-based manual on the Canadian market with the latest medical knowledge for underwriting and rating life insurance policies, which will support the development of our business.

With a gross premium volume of €1.01bn (1.04bn), our branch in the United Kingdom kept its premium more or less stable compared with the previous year. Despite the continuing pressure on prices in the high-volume segment of pure mortality covers, we succeeded in writing similar new business volumes to the previous year, whilst maintaining strong margins. This was particularly thanks to services designed to help clients effectively structure processes for new business, above all in risk selection, where we can profitably offer our in-depth knowledge.

In the rest of western Europe, interest is growing in reinsurance solutions that have a positive effect on primary insurers' capital and solvency position. Altogether, premium income in these countries rose to €482m (474m). We offer expertise and individually tailored solutions, and expect life reinsurance in particular to enjoy new business opportunities emanating from the run-up to Solvency II in the next few years.

In eastern, central and southern Europe, Munich Re was able to develop its business according to plan again in 2006, with premium income rising by a good 31%. We worked very closely with our cedants to improve the quality of the business, so that the profitability still meets our expectations. The growth was also due to the region's positive economic development, which economists predict will continue in the coming years, not least due to the stabilising influence of EU expansion. The outstanding measure taken by Munich Re in 2006 to maintain its involvement in this development potential was to set up a subsidiary in Moscow for the reinsurance of life business in the Commonwealth of Independent States.

In China and India, we expanded our presence further, deploying our specialists to advise primary insurers in important areas such as product development and underwriting and to make new types of risk more transparent through market studies. Given this close proximity to clients, we have grown our reinsurance portfolio strongly as planned, albeit from a modest base. In the medium term, we expect these markets to have a similar business significance to that of well-developed European markets. With the specialised consultancy we offer, we are excellently positioned. Using the same approach, we have been able to greatly improve our standing in the promising Korean market, and see further potential in this field.

Our life reinsurance business in Australia and New Zealand, which we write via our subsidiary Munich Reinsurance Company of Australasia (MRA), again performed well. With premium income of €152m (143m), we achieved another slight increase, whilst also ensuring the requisite profit margins. On the basis of our acknowledged competence in disability and group insurance, the segment with the highest growth rates in the primary insurance sector, we will steadily and profitably expand our business in these markets.

In its life reinsurance business on the African continent, our subsidiary Munich Re of Africa (MRoA) kept its premium income stable at €83m (83m). This was mainly due to its consistently profit-oriented underwriting approach, as well as the consolidation process in the primary insurance market. Proceeding from its leading position in group insurance, the plan is to drive future business growth with product innovations and the profitable expansion of individual life business.

Health

The global health insurance market with its segments "financial protection", "health services" and "provision of care" offers considerable growth opportunities. Our key sector "financial protection" is particularly promising. Two main factors are stimulating higher demand here: healthcare is gaining in significance, and healthcare systems worldwide are undergoing further liberalisation and privatisation. As the world's leading provider in this field, with a product portfolio that integrates reinsurance and services, Munich Re is well prepared for these developments. The USA remains the largest single market for us. Beyond this, we expect strong growth in the Gulf region and Asia.

Despite an appreciable decrease in our share of a major client account, the acquisition of good new business enabled us to write overall premium income of €1.3bn, thus maintaining the previous year's level. At 96.3% (93.0%), the combined ratio again remained within the target figure of 97%.

In the USA – with 45% of total premiums, our most important and strongest-earning health insurance market – premium income was 17.5% up on the previous year.

New legislation such as the Medicare Modernization Act will open up new growth areas in the USA for primary insurers and reinsurers, e.g. in care for the chronically ill. We are well-positioned in this area with a minority stake in the disease management company Health Dialog, a specialist firm for the holistic management of chronic illnesses. We expect this sector to develop positively.

With premium income of €59m (187m), the United Kingdom accounted for a significantly smaller share of overall premium income in 2006, owing to a fall in the volume of business with one major client. However, we are confident of increasing premium income appreciably in 2007 through new business.

In Germany, there was a great deal of debate about the health reform in 2006. The government coalition parties finally agreed on a compromise, although the specific implications for private health insurance are not yet fully clear. The division of the German health insurance market into statutory health insurance and private health insurance is to remain in principle, thus preserving comprehensive health cover as a field of business for private health insurers. One of the main advantages of private health insurance is the presence of ageing reserves to absorb demographically related cost increases. It is envisaged that ageing reserves will to some extent have to be transferred between private health insurance companies. We assume that this will have only a small impact on reinsurance.

Increasing expenditure for healthcare is to be expected in both statutory and private health insurance. In this environment, we continue to see a strong demand for reinsurance solutions for individual high-cost cases.

Owing to the reduction in premium from a high-volume treaty, premium income fell somewhat to €243m (258m).

In China, premiums increased to €6m (3m) in 2006, thus more than doubling compared with 2005, albeit at a still moderate level. Given the economic boom and the rise in private incomes, we expect health insurance to grow dynamically. In other words, China remains one of our priority target markets – one that is increasingly opening up and becoming more differentiated. We were able to establish relations with the new specialist health insurers formed in 2005, supporting these treaty partners in nearly all sections of the value chain. Given the distribution possibilities of the individual insurance groups, we expect business to develop dynamically in the coming years. We are working very closely with the supervisory authorities to help achieve suitable regulatory parameters. An example of our good cooperation can be seen in the health insurance regulations that have applied since 2006 and which we had a hand in designing.

Also in other Asian countries, the health insurance market offers many companies growth opportunities. However, these insurers often do not have the specialist know-how to actively manage health risks. Here we have positioned ourselves as a partner and risk carrier with our new business model Consultative Reinsurance (CRI) and support our clients holistically in their business development. Premium income in these countries totalled €91m in 2006.

The Gulf states are another growth region for health insurance. Munich Re has been active in this market for several years now, with managed care service companies that assist our clients in risk management and the acceptance of insurance risks. In 2005, we won a commission from the Emirate of Abu Dhabi to set up a specialist health primary insurer (DAMAN Health Insurance). The basis of this was a consultancy agreement, in which we were able to draw on all our competence in managed care. DAMAN started operating in mid-2006 and had a total of over 250,000 policyholders as at 31 December 2006. We are the exclusive reinsurer and reckon with very positive development. What is more, we expect other countries in the region to privatise their healthcare markets as well, which will give a further boost to our growth in the health reinsurance sector. In 2006, we were already able to increase our premium in the Gulf states to €49m, growth of 60% compared with 2005, which brought this region's share of our health insurance segment's premium volume to 3.7% (2.3%).

Other markets such as the Netherlands and Italy also contributed to the health segment's good performance in 2006. Since premium volume and result are fed by many regions, the political and economic risks of our business are adequately spread.

Property-casualty

Profit-oriented underwriting policy continued
Exceptionally low burden from natural catastrophes
Outstanding combined ratio of 92.6%
Record result of €2.1bn

In the year under review, we benefited from exceptionally favourable claims experience, especially in lines of insurance with natural catastrophe exposure, as well as from the improvements in our basic business that we had achieved in the last few years' renewals. This led to an excellent result in our property-casualty reinsurance segment.

Result

In the previous year's figures, the improvements in our basic business had been masked by the unusually high number of severe natural catastrophes. In 2006, we incurred no comparable burdens in property-casualty business. With the support of a solid investment result, we thus achieved an outstanding operating result of €3,486m (1,284m) and a consolidated result of €2,134m (420m). Expenditure for taxes on income in the financial year rose to €1,191m (652m). The exceptionally positive result is also reflected in the significantly lower combined ratio of 92.6% (111.7%). Adjusted to eliminate the effects of major losses, the combined ratio of 86.4% (87.4%) again impressively underscores the improvement in the quality of our business over several years.

Natural catastrophe losses affected our result with an amount of only €177m (2,629m), representing 1.3 (19.4) percentage points of our combined ratio. The only really significant loss in this category was Cyclone Larry, which in the first quarter of 2006 wreaked severe damage in Australia, costing us some €39m. Natural catastrophe losses of smaller dimensions were caused by heavy monsoon rains in India and Typhoon Shanshan in Japan. These loss events had an impact on the results of our Asia, Australasia, Africa Division.

At €677m (664m), man-made losses were above the long-term average, with high loss amounts – together totalling some €128m – resulting from three industrial fires.

Premium

The renewal negotiations in 2006 showed the reinsurance markets to be stable. The enormous losses of the previous years – especially in lines exposed to natural hazards – have sharpened the risk awareness of market players and led to loss potentials being assessed more realistically. We were therefore largely able to realise our pricing expectations and treaty conditions and to stabilise the premium levels achieved in the previous years. As in the past, we systematically refrained from writing business that did not meet our requirements.

Our premium development also reflects the fact that various cedants are seeking higher retentions – especially for claims-free business – as a consequence of their improved capital position, which is partly linked to consolidation trends in the insurance markets. One of the consequences of our consistently profit-oriented underwriting policy was that, as part of our portfolio management, reinsurance treaties in certain market segments and for specific clients were converted to non-proportional covers, which reduced premium volume.

In fire and marine business, we achieved further appreciable price increases, especially for property and offshore energy risks with natural catastrophe exposure (particularly oil rigs) in the USA and Latin America.

By contrast, premiums came under pressure for claims-free treaties in property business.

In liability reinsurance, the pricing structure remained largely stable at a good level. In credit and aviation reinsurance, the good results of the previous few years, in which extreme loss events had been lacking, put prices under pressure and also led to cedants raising their retentions. On balance, these trends caused our premium income to remain stable at €14.5bn (14.5bn). Currency translation had a negative impact on our premium income in 2006. Adjusted to eliminate effects from changes in exchange rates, it rose by 0.7%.

Gross premiums by class of business

All figures in €m	2006	2005	2004	2003	2002
Liability	**2,394**	2,561	2,606	3,444	3,514
Accident	**713**	1,052	1,080	1,293	1,302
Motor	**2,913**	2,671	2,890	3,186	3,337
Marine, aviation, space	**1,751**	1,654	1,609	1,742	1,896
Fire	**3,763**	3,701	3,775	4,874	5,294
Engineering	**1,239**	1,299	1,281	1,393	1,443
Other classes of business	**1,778**	1,609	1,616	1,987	2,098
Total	**14,551**	**14,547**	**14,857**	**17,919**	**18,884**

Gross premiums by property-casualty division 2006 (previous year)


Special and Financial Risks 13% (14%)
Corporate Underwriting/Global Clients 25% (23%)
North America 18% (19%)
Europe 1 10% (12%)
Europe 2 and Latin America 21% (19%)
Asia, Australasia, Africa 13% (13%)

Europe 1

Decrease of 9.0% in premium
Market dynamics exploited in acceding EU countries

Responsible for

Germany, Austria, Switzerland, eastern Europe, Greece, Turkey		2006	2005	2004	2003	2002
Gross premiums written	€m	**1,518**	1,669	1,666	2,056	2,161
Combined ratio	%	**97.1**	94.2	89.1	96.5	117.7

Premium income in our division Europe 1 fell somewhat to €1.5bn, primarily due to developments in the German market. There were several underlying causes, not least the continued application of our rigorously profit-oriented underwriting policy. We achieved the greatest premium growth in the Czech Republic, Romania and Russia. Currency translation barely affected the premium income.

Costs for major losses were down in property business, but up in liability, accident and motor business.

The combined ratio deteriorated overall to 97.1% (94.2%).

With premium income of around €1.0bn (1.1bn) or about 65% of gross premiums written, Germany is easily the division's most important market. The renewed decrease in premium here was due to the following causes: a further reduction in quota share treaties and higher retentions among our clients, mergers among primary insurers, and a decline in original rates. In isolated cases, we also had to withdraw from business because of inadequate margins.

The result was therefore down, despite the satisfactory claims experience in 2006.

Unlike in 2005, we sustained no market-wide losses from natural catastrophes, but some cedants were substantially hit by extreme regional events, such as the hailstorms in Leipzig and Villingen-Schwenningen. Expenses for major losses not caused by natural catastrophes were around the same level as in the previous year. The largest industrial fire and business interruption loss in the German market came from a fire at a steelworks on 22 July 2006. The loss was settled by insurers at €285m, of which our share is a low two-digit million amount.

In motor insurance, the class of business with the largest premium volume, pressure on rates persisted on a wide scale. This reduced premium volume market-wide and had a negative influence on margins. We consequently further decreased our proportional business for 2007, placing central emphasis on the profitability of renewed business.

In facultative business, pressure on original rates is reflected in all lines of business. Given our traditionally high market penetration, opportunities for new shares in business are limited.

We therefore anticipate that premium income will inevitably be lower in 2007, a decrease which we will only be able to partially offset with new growth. We see the prospect of medium-term business opportunities from innovative solutions (e.g. capital market securitisation or transactions resulting from the implementation of Solvency II).

Austria, which accounts for 9% of overall business, is the division's second-largest market. Apart from a one-off effect, premiums remained generally stable. The major Austrian primary insurance groups were very active and successful in central and eastern Europe, and we benefited from this business as reinsurers. Although heavy winter snows in 2005/2006 gave rise to substantial claims costs for snow-pressure damage, the result of our Austrian business was satisfactory overall.

Our premium volume in Switzerland reduced to €86m (96m) because market consolidation continued and primary insurers raised their retentions.

Owing to the absence of major losses, our result was clearly positive and well above the previous year's figure, which had been burdened by natural catastrophes.

More than 85% of natural hazards business in Switzerland is handled in insurance pools. Given the very high loss expenditure in 2005, we were able to considerably increase our prices for catastrophe covers.

In the acceding EU member states, insurance penetration increased further in 2006, and we were able to profit from the markets' growth. Our business experience in the individual countries and regions of eastern Europe varied. Especially in the countries joining the EU, there was an upward trend in mergers among primary insurers, consequently reducing reinsurance cessions. By contrast, our business developed positively in the Russian Federation, where insurance penetration is steadily increasing, infrastructure measures are being intensified and industrial firms are being expanded and overhauled. We again recorded the highest premium income in the Czech Republic, a total of €43m (34m), followed by Russia with €33m (24m) and Poland with €19m (22m).

We continue to see good growth opportunities in eastern Europe, but also growing competition, which we expect to exert increasing pressure on margins in reinsurance as well.

In Greece and Turkey, after several years of higher growth, we recorded a moderate fall in premium to €106m (131m), with another positive result. Prices in property business fell in individual cases.

Europe 2 and Latin America

Premium growth of 8.5%
Good result achieved

Responsible for

Northern, western and southern Europe; Latin America		**2006**	2005	2004	2003	2002
Gross premiums written	€m	**3,003**	2,769	2,873	3,193	2,952
Combined ratio	%	**97.2**	100.1	98.5	96.6	96.4

In the year under review, our premium income was up by 8.5% to €3.0bn. This pleasing growth was partly due to an appreciable increase in rate levels in those markets that had been hit by natural catastrophes in the previous year. Prices in the other markets remained generally stable. In some segments, we were able to acquire promising new business. Changes in exchange rates had only a small effect on our business result. The combined ratio improved to 97.2%, as our basic business performed positively overall thanks to our profit-based underwriting approach, and natural catastrophes affected us to a below-average extent.

The United Kingdom is still the division's largest individual market. Premium here was up 16% to €1.1bn, boosted by the acquisition of managing-agent business. The premium volume for a large proportion of existing treaties stayed largely unchanged, since we had already terminated treaties with inadequate prices, terms and conditions in the previous years. 2006 did not produce any significant claims burdens from large losses or natural catastrophes. The result was positive. We are proceeding on the assumption that we can maintain our leading market position.

In France and Belgium, premium volume fell from €237m to €199m. Expenses for long term care costs in motor liability insurance again rose, further increasing benefit payments for losses incurred in previous underwriting years and causing us once more to strengthen our reserves for this segment. Business experience in property business was exceptionally good.

Our subsidiary in Italy, which operates in property-casualty, health and life business, recorded growth of 6.5% to €642m (603m). Rates in the Italian reinsurance market remained stable overall, and in some cases we were able to increase prices. The higher gross premium volume is partly due to our taking over the management of the Italian environmental pool in 2006, enabling us to expand our share of this business. Premium in life and health business was virtually unchanged. The result for the year showed a substantial improvement. Owing to the continuing consolidation in primary insurance, we have to reckon with smaller reinsurance cessions in future, especially in property-casualty business.

Münchener Rück Italia

		2006	Prev. year
Gross premiums written	€m	642	603
– Life and health	€m	115	114
– Property-casualty	€m	527	489
Net earned premiums	€m	305	395
– Life and health	€m	90	135
– Property-casualty	€m	215	260
Loss ratio property-casualty	%	66.8	68.4
Expense ratio property-casualty	%	31.2	27.1
Combined ratio property-casualty	%	98.0	95.5
Result for the year	€m	22.8	3.1
Investments	€m	1,579	1,557

In the Netherlands, we defended our very good market position with a stable premium volume of €137m, and the result was satisfactory. We invested further in the marketing of non-traditional coverage models.

In the Nordic countries, we increased our premium income by around 14% to over €135m in 2006, benefiting in particular from the higher prices for natural catastrophe covers. We also won new business in property reinsurance, thus strengthening our large market share in this line. Thanks to the absence of natural catastrophes and other major losses, here too we were able to post a very satisfactory result. We expect the market environment in the Nordic countries to remain stable in both primary insurance and reinsurance.

With premium income of €399m, we maintained our leading market position in Spain, and for the future we see promising openings for innovative reinsurance solutions in the Spanish market. Claims expenditure matched our expectations, and the result was very positive.

In Portugal, premium income fell to €21m. This was mainly because of our decision not to renew proportional treaties covering the earthquake risk, which we now reinsure under non-proportional treaties only, where the margins for this business are significantly more attractive. The result was favourable.

Premium income in Latin America totalled €435m. The rate level rose markedly in the Caribbean, which had been hit especially hard by natural catastrophes in the previous years, but there were also reverse trends in other markets. We remained the market leader in our core markets, and the result was exceptionally positive. Given stable political and economic parameters, we can look forward to substantial growth. Our business from Brazil should also contribute to this if – as expected – the market there is successively opened to foreign reinsurers.

Asia, Australasia, Africa

Premium income stable at €1.9bn
Pleasing business performance
Portfolio quality improved in core markets

Responsible for

Middle East, Africa, Asia, Australasia, Greater China, Southeast Asia		**2006**	2005	2004	2003	2002
Gross premiums written	€m	**1,886**	1,910	1,510	1,676	1,619
Combined ratio	%	**93.9**	95.0	102.3	91.8	86.8

Despite unchanged exposure to natural hazards, 2006 was a satisfactory year for the division Asia, Australasia, Africa. Tropical storms gave rise to little damage in Asia last year. At €1.9bn (1.9bn), premium income held steady compared with 2005.

In addition to the region of Greater China (PR China, Taiwan, Hong Kong) and Southeast Asia, the markets of Japan, South Korea and Australia remain the division's core markets, altogether contributing 74% of the premiums. To support the expansion of our business, we provide individual and innovative solutions as well as additional services, such as those for integrated risk management. Higher cedant retentions – above all in Japan and Australia – work against business expansion, but greater risk awareness among our business partners has led to an improvement in the quality of our portfolio.

In Japan, changes in exchange rates were partly responsible for a premium decline to €234m (269m), but we were able to record a stable positive result. In Korea, we expanded our business, partly through covers for direct insurers selling motor insurance, and increased our premium volume by 11% to €278m (250m).

Compared with the previous year, premium income in Austraila and New Zealand grew slightly by 4%. Thanks to strategic partnerships with selected cedants and to the constant optimisation of our portfolio in recent years, we achieved a positive result for the year in spite of Typhoon Larry, which cost us a double-digit million amount in March 2006.

Whereas our Australian and New Zealand non-life business was transferred to the parent company in 2005, the life segment continues to be handled by our subsidiary Munich Reinsurance Company of Australasia (MRA) in order to comply with supervisory requirements. Premium volume for this segment rose slightly in comparison with the previous year. The following table only includes the figures for life business.

Munich Reinsurance Company of Australasia*

All figures in A$ m	**2006**	Prev. year
Gross premiums written	**253**	234
Net earned premiums	**142**	131
Result for the year	**8.5**	10.3
Investments	**477**	460

*Financial statements in accordance with national accounting law.

In the Greater China region, we continued to participate fully in the economy's dynamic growth, as planned. While satisfying the primary insurers' rising demand for reinsurance and related services, we paid close attention to risk-adequate prices, terms and conditions.

Our premium reduction in Taiwan derived mainly from property business, where the original rate level weakened and we pursued a consistently result-oriented underwriting policy. In Hong Kong, the result was again very solid. Altogether, we are the leading foreign reinsurer in this dynamic region in terms of both result and premium income. Our premium volume in the Greater China region totalled €496m (499m).

In Southeast Asia, we succeeded in slightly growing our premium income to €88m (81m) and achieved a good result. We are observing a further stabilisation of the political conditions in Southeast Asia and expect additional growth impulses for the region, in particular against the background of closer cooperation between the ASEAN nations and China.

In India, we envisage reinsurance demand reaching about €4bn in ceded premiums in the medium term. Owing to local restrictions, however, the reinsurance volume is currently limited to around €1bn, of which only about a third is accessible to foreign providers. Losses from the monsoon season had less impact on reinsurance treaties than in the previous year.

Besides this, the market environment was dominated by the forthcoming end to binding state tariffs in a large portion of the business, and the threat of falling original rates as a result of this deregulation. Under these circumstances, our premium has remained at a low level of €20m (23m) for the time being. In the medium term, we expect considerable growth and an opening of the reinsurance market. We continue to seek the removal of the present restrictions on freedom of establishment, our objective still being to set up a property-casualty branch in India.

Our subsidiary in Africa, Munich Reinsurance Company of Africa, remains the leader in its main market of South Africa and in the other 44 African countries south of the Sahara.

Premium income here reduced by a total of 2.6% to R 2,508m (2,574m), mainly because of increased retentions and our disciplined underwriting policy. All in all, our result for the year declined by 12.7% to R 241.9m.

Munich Reinsurance Company of Africa

		2006	Prev. year
Gross premiums written	Rm	**2,508**	2,574
– Life and health	Rm	**702**	656
– Property-casualty	Rm	**1,806**	1,918
Net earned premiums	Rm	**1,193**	1,217
– Life and health	Rm	**690**	652
– Property-casualty	Rm	**503**	565
Loss ratio property-casualty	%	**51.4**	77.0
Expense ratio property-casualty	%	**33.9**	8.4
Combined ratio property-casualty	%	**85.2**	85.4
Result for the year	Rm	**241.9**	277.1
Investments	Rm	**2,845**	2,715

In the Middle East and North Africa, we benefited from high economic growth in individual countries and from our intensified acquisition efforts. We were able to expand our participations, particularly in a whole range of major projects in the energy sector and infrastructure. Premium income climbed by 7% to €90m (84m). Despite the harder competition, business performance was in line with our expectations.

In Israel, there was a further decline in the original prices of indemnity insurance, especially industrial fire insurance, so that we reduced our involvement. In liability business, on the other hand, we were able to retain our shares of business to a pleasing extent, despite the keener competition.

Altogether, premiums fell by 5% to €101m (106m).

North America

American Re becomes Munich Re America
Canadian units again successful

Responsible for

Munich Reinsurance America, Munich Reinsurance Canada Non-Life Group		**2006**	2005	2004	2003	2002
Gross premiums written	€m	**2,539**	2,672	3,178	3,987	4,968
Combined ratio	%	**96.9**	134.0	119.3	99.1	168.1

Gross premiums written by the North America division decreased by 5.0% to €2.5bn (2.7bn) in 2006. This was mainly due to our continued adherence to a strictly profit-oriented underwriting policy but also to higher net retentions by clients in the USA. The combined ratio improved from 134.0% to 96.9%. In 2005, it had been heavily affected by the reserve strengthening and the hurricane losses at Munich Re America.

Since we had made general provision for IBNR losses at Group level, Munich Re America's reserve strengthening of around €465m for asbestos-related claims in 2006 (after corporate retrocessions) did not affect the Group underwriting result. In addition to this, there were contrasting changes in the claims reserves, with increases in the liability lines of business and reductions in property reinsurance.

Munich Reinsurance Canada Non-Life Group again exceeded its targets. The treaty renewal season was successful, despite an increasingly difficult market environment.

Munich Re America

		2006	Prev. year*
Gross premiums written	US$ m	**3,759**	3,760
– Life and health	US$ m	**732**	617
– Property-casualty	US$ m	**3,027**	3,143
Net earned premiums	US$ m	**2,532**	1,258
– Life and health	US$ m	**713**	60
– Property-casualty	US$ m	**1,819**	1,198
Loss ratio property-casualty	%	**125.6**	192.1
Expense ratio property-casualty	%	**21.5**	20.4
Combined ratio property-casualty	%	**147.1**	212.5
Result for the year	US$ m	**–1,034.8**	–1,526.1
Investments	US$ m	**15,118**	14,544

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

As a logical step in the integration of American Re into the Munich Re Group, American Re-Insurance Company changed its name in September 2006 to Munich Reinsurance America, Inc. and the name of the holding company, American Re Corporation, to Munich Re America Corporation. This change has been greeted warmly by clients and employees alike. It is yet another demonstration of Munich Re's strong commitment to the US market.

Gross premiums written in 2006 were essentially equal to 2005. During the course of the year, catastrophe model recalibration, together with rating-agency capital requirements, created a demand for capacity that in many cases exceeded supply. This resulted in substantial rate increases for property risks in hurricane-prone areas of the USA. Munich Re America developed and implemented a strategy to optimise the return on its highly valued catastrophe capacity and, in doing so, actively diversified its portfolio.

Munich Re America's positive underwriting results for the underwriting year 2006 reflect its adherence to disciplined underwriting and careful business development as well as lower-than-expected natural catastrophe losses. Importantly, the development of the most recent underwriting years (2003–2005) continues to be very positive.

These favourable underwriting-year results were significantly masked by adverse loss development from old underwriting years. In addition, Munich Re America wrote off a large portion (US$ 993m) of its deferred tax asset relating to tax net operating losses, thus taking a more conservative position with respect to this intangible asset. These are the two primary factors responsible for the 2006 calendar-year loss of US$ 1,034.8m.

As a result of the company's internal reserve analysis, loss reserves for asbestos-related claims were strengthened by approximately US$ 600m (465m) after consideration of corporate retrocessions, because reported claims activity for this liability complex accelerated again. In consequence, the reserves held for this at Group level were released, so that the measures had no impact on the Munich Re Group's underwriting result.

Otherwise, there were reserve changes at Munich Re America between lines of business and accident years which, overall, more or less cancelled each other out:

- Owing to a higher level of reported activity than anticipated, the loss reserves for workers' compensation business were strengthened by US$ 275m (discounted) for years 2001 and prior. The actuarial indications for claims in the lines of general liability, auto liability, professional liability and property remained relatively stable for the years prior to 2001.
- The more recent accident years experienced favourable loss emergence across virtually all lines of business. We therefore reduced our estimate of ultimate losses for property business and other short-tail lines of business, and released reserves of US$ 250m, whereas we did not lower our reserves for the longer-tail liability lines. The reserve action taken in 2006 underscores management's determination to maintain its prudent reserve strategy introduced in 2005.

Munich Reinsurance Canada Non-Life Group

		2006	Prev. year*
Gross premiums written	Can$ m	**480**	475
– Property-casualty	Can$ m	**480**	475
Net earned premiums	Can$ m	**328**	349
– Property-casualty	Can$ m	**328**	349
Loss ratio property-casualty	%	**47.2**	60.2
Expense ratio property-casualty	%	**30.1**	31.2
Combined ratio property-casualty	%	**77.3**	91.4
Result for the year	Can$ m	**101.8**	71.8
Investments	Can$ m	**1,631**	1,592

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Munich Reinsurance Canada Non-Life Group (Munich Reinsurance Company of Canada (MROC) and Temple Insurance Company) continued on course in 2006. It again surpassed its profit objectives and sought further growth opportunities. In recent years, our Canadian operations have consistently excelled.

The 2006 treaty renewal season was very successful for both new and renewal business. Pricing integrity was maintained while MR Canada strengthened its position as the leading reinsurance group in Canada.

The strong profits posted by insurance companies over the past four years have led to inevitable competition and downward pressure on primary insurance rates. This trend is expected to continue, although most companies currently maintain that their rates remain technically adequate.

Unlike in 2005, catastrophe activity was negligible in the Canadian market. Awards for severe bodily injury cases, however, continued to escalate at a strong pace due to increasingly generous court awards and a more litigious social environment.

MROC improved its client relationship management by using multidisciplinary teams to holistically manage overall relationships with its key clients. It also supports the global clients of the Munich Re Group at local level.

Temple Insurance continued its expansion into niche products with the successful launch of a comprehensive product for wind farm insurance. It also continued to implement optimal infrastructures (systems and personnel) through further development of its primary insurance administration system. In fact, Temple recently entered into a partnership agreement with a third-party vendor to market the system internationally.

Corporate Underwriting/Global Clients

Premium income increased by 5.9%
Result markedly improved
Leading position in agricultural insurance extended

Responsible for

Global Clients, Lloyd's, US business, special lines		2006	2005	2004	2003	2002
Gross premiums written	€m	**3,558**	3,359	3,464	4,552	4,699
Combined ratio	%	**88.1**	126.0	94.0	98.0	120.8

Corporate Underwriting/Global Clients (CUGC) determines the underwriting standards for the Munich Re Group's non-life business and assures the quality of this business (see page 56); these tasks are the responsibility of the Group Corporate Centre within the division. Claims Management and Consulting formulates the guidelines for claims handling and reserving, and safeguards the quality of these operations. Besides this, the division is responsible for underwriting business in specific classes of business.

The underwriting field comprises a defined number of international cedants, the Lloyd's insurance market, agricultural business worldwide, and US business written in Munich. We devise comprehensive reinsurance concepts, write major industrial risks and, where possible, participate in mass business. Rounding off our range of activities are the special segments workers' compensation and customised portfolio solutions.

The high-volume treaties in the portfolio can give rise to significant fluctuations in the portfolio's size, which had a substantial influence on premium level in previous years. The premium growth in 2006 was attributable to a variety of factors and involved virtually all lines of business. First and foremost, capacity shortages in sectors exposed to natural catastrophes caused premiums to rise in both original and reinsured business. Then there was additional revenue from previously agreed reinstatement premiums under treaties that had been affected by the hurricanes in 2005. Lastly, we expanded our agricultural business in the USA. Premium volume thus climbed by 5.9% to €3.6bn (3.4bn), even though currency translation had an unfavourable effect.

The 2006 result was not impacted by any exceptional loss events, so that the combined ratio fell to a gratifying 88.1% (126.0%).

In liability business, the ongoing concentration of our global clients' reinsurance is resulting in a growing share of highly exposed and more volatile industrial business and of specific segments like professional indemnity and D&O. This reflects our clients' needs, to which we have responded with our specialist know-how and with our analysis and service tools. As there is only a limited amount of capacity available, particularly for large international programmes, the market environment in this segment is largely stable.

Accident reinsurance is experiencing further demand for catastrophe covers for accumulation events. Our personal lines business chiefly comprises motor reinsurance. The results of these classes of business were positive.

In marine reinsurance, the lion's share of the premium volume is generated by our Watkins Syndicate at Lloyd's in London (see page 51), which also writes policies for oil platforms (offshore energy insurances).

In property reinsurance, we provide protection mainly for high exposures to natural catastrophes such as windstorm and earthquake. Following the hurricanes in the previous year, the prices for such reinsurance covers rose significantly, and reinsurance capacity in the markets became decidedly scarcer. Given the lack of major losses in the USA and Europe in 2006, pressure on capacity will reduce somewhat. We nevertheless expect the rate level to remain adequate.

In agricultural reinsurance, we extended our leading position. The business we wrote mainly comprised state-supported crop insurance programmes, with a large portion stemming from the USA. Apart from this, we work closely with selected cedants in applying our global experience and competence to individual segments and regions with high growth potential.

The result we achieved in the year under review was also good. A notable example of our cooperation with clients is a product we developed with Royal & SunAlliance in the area of aquaculture, which was nominated International Initiative of the Year at the 2006 British Insurance Awards.

In workers' compensation reinsurance, the consolidation of our portfolio led to a reduction in premium volume. With a view to exploiting business potentials, we actively support international reform processes at international level, in particular with regard to adjusting national legal parameters for workers' compensation insurance.

In the highly specialised segment of customised portfolio solutions, we provide our international clients with tailor-made reinsurance solutions for loss portfolios. We continue to see attractive long-term business opportunities in this area.

Special and Financial Risks

Result target clearly surpassed
New Risk Trading Unit established
Financial institutions segment especially successful

Responsible for

Aviation and space, credit and bonding, enterprise and contingency risks, retrocession, Munich-American RiskPartners, New Re Geneva, Great Lakes UK, Munich American Capital Markets		2006	2005	2004	2003	2002
Gross premiums written	€m	**1,945**	2,031	2,044	2,284	2,485
Combined ratio	%	**81.1**	110.5	78.9	92.9	116.5

Although premium showed a downturn in our major segment, aviation reinsurance, we maintained our overall premium volume by expanding specific growth areas and launching new products. Gross premiums written show a reduction merely because the previous year's figure benefited from a one-off effect.

Claims costs for major losses were considerably lower than in the previous year. All segments contributed to a very satisfactory combined ratio of 81.1%.

Some 1.4 (–1.6) percentage points of this were attributable to retrocession cover for the whole reinsurance group – business which is fully accounted for in the Special and Financial Risks Division.

In view of the considerable opportunities we see in structuring, trading and placing capital market products, we have set up a Risk Trading Unit, which commenced operations in the second half of 2006.

Premium income in aviation and space experienced a decline to €672m. Whilst rates in aviation fell further as a result of additional capacity in the market, premium in space business rose, owing to the greater number of insured satellite launches. There were more losses in aviation in 2006 than in the previous year, but as we have further refined our risk assessment and consistently declined under-rated risks, we still achieved a very good combined ratio. In space reinsurance, we continue to be the greatest risk carrier in the global market. Prices for insuring the launch and operation of satellites softened, but remained at a risk-adequate level. Our result was again very positive.

In credit and bonding business, we reinsure default risks that are related to the sale of goods and services worldwide or accepted via bonds. We again recorded a clear profit in credit and bonding reinsurance in 2006, with only a few major losses and a basically unchanged number of small and medium-size (frequency) losses. As major European clients increased their retentions due to the good results of the previous years, reinsurance premium volume was slightly down in this segment. By contrast, premium in Asia and South America showed growth, so that overall we earned premium income of €545m in credit reinsurance in 2006. The segment of financial institutions, which we also account for under credit business, is one of our defined growth markets. The cover we offer companies in the financial sector here is mainly for operational risks. Our premium income in this segment increased by more than 50%, and the business is very profitable.

We further expanded our business in the field of enterprise, contingency and political risks. Premium in traditional cancellation-of-events business rose significantly, and we generated substantial new business thanks to various innovative products (such as guarantees for the disposal of waste electrical and electronic equipment and residual value insurance).

With our new Risk Trading Unit, fully integrating our unit Munich American Capital Markets, we have enhanced our scope for activity in the capital markets. Besides employing the unit in our own risk management, we aim to take advantage of further business opportunities arising from the tradeability of risk packages, especially insurance risks, and to support our clients in transferring insurance risks to the capital market.

Business with structured finance products also developed well. In addition to trading in weather derivatives ourselves, we broadened the range of structured weather products we offer to our clients.

To protect ourselves against very large losses from natural catastrophes, we increasingly make use of capital market products as well as traditional reinsurance solutions. We have acquired additional protection against loss events from hurricanes in the USA by securitising the risk on the capital markets. The transaction, effected by Carillon Ltd., provides us with cover for up to four hurricane seasons. If hurricanes give rise to market losses of US$ 45bn or over in the USA, Munich Re will receive the bond proceeds of up to US$ 84.5m. Shortly before the end of the year, we successfully placed another natural catastrophe bond transferring earthquake risks from subsidiaries of Zurich Financial Services Group to the general capital markets. With this transaction, we supported a key client in specifically developing a capital market solution for the management of its peak risks. Together with the natural catastrophe bond issued by Aiolos Ltd. in the previous year for loss events from windstorms in western Europe, the volume securitised by the Munich Re Group on the capital markets has thus increased to a total of €307m.

Our clients in the alternative markets segment are large international corporations that offer us their business either direct or via captives. The business is handled by our subsidiary Munich-American RiskPartners (MARP), which has offices in Munich and London.

We focus here on clients that have a high level of risk management, which includes effective loss prevention measures and substantial retentions. We critically analyse our clients' risk management, working with companies and their brokers to devise customised covers.

Our liability business in 2006 was marked by the expansion of special lines, such as directors' and officers' liability (D&O), and the development of new policies, such as those for protecting intellectual property rights (patent rights, trademarks, etc.).

In our property reinsurance, we succeeded in improving our strong position, especially in global oil and gas business and in mining insurance, whilst still achieving adequate prices, terms and conditions. Here we are among the few providers whose competence in the underwriting of major risks and the settlement of large claims allows them to play a leading role. We also expanded our know-how and our business in other difficult lines, such as telecommunications. On the other hand, prices and conditions in property business often deteriorated to such an extent last year that we had to decline significantly more business than in previous years.

Beyond this, the coverage of our clients' natural catastrophe and terrorism exposures remains a challenge. The detailed risk information they provide us with, which we analyse in our systems, enables us on the one hand to continue providing substantial cover and on the other to control the accumulation of possible losses from natural catastrophes and terrorism.

Altogether, MARP wrote premium of about the same level as in the previous years. Despite a few large losses, we were again able to record a satisfactory combined ratio.

Liaising closely with our Group units in Munich, our London subsidiary Great Lakes UK underwrites both large single risks and portfolios of business with small sums insured. The large single risks mostly involve global aviation, space and industrial business, whereas the business with small sums insured mainly comprises personal lines portfolios, which Great Lakes UK writes either as a co-insurer or together with underwriting agencies. Our subsidiary's premium volume increased to £66m, and its result for the year totalling £52m was exceptionally high owing to one-off tax income of £25m.

New Reinsurance Company*

		2006	Prev. year
Gross premiums written	Sfr m	**1,007**	868
– Life and health	Sfr m	**455**	375
– Property-casualty	Sfr m	**552**	493
Net earned premiums	Sfr m	**974**	827
– Life and health	Sfr m	**443**	379
– Property-casualty	Sfr m	**531**	448
Loss ratio property-casualty	%	**82.2**	123.6
Expense ratio property-casualty	%	**14.6**	20.1
Combined ratio property-casualty	%	**96.8**	143.7
Result for the year	Sfr m	**299.4**	18.9
Investments	Sfr m	**4,066**	3,542

*Financial statements in accordance with national accounting law.

Development was also very positive at our Swiss subsidiary New Re, which in traditional reinsurance focuses on non-proportional covers and writes a considerable amount of natural catastrophe business. New Re grew its premium volume by 16% to Sfr 1,007m and substantially increased its profit to Sfr 299.4m. Growth and earnings were driven both by property-casualty business, with a premium volume of Sfr 552m (+12%) and a combined ratio of 96.8%, and by life reinsurance. The life and health segment posted a rise of 21.3% to Sfr 455m. New Re benefited not only from its professional underwriting and good market conditions but also from the absence of major losses in 2006.

Primary insurance

Result target clearly surpassed
Excellent combined ratio of 90.8%

		2006	2005	2004	2003	2002
Gross premiums written						
– Life and health	€m	**11,606**	12,330	12,324	12,558	11,752
– Property-casualty	€m	**5,147**	5,242	5,202	5,082	4,841
Loss ratio property-casualty	%	**55.8**	57.8	57.5	60.2	62.7
Expense ratio property-casualty	%	**33.8**	33.5	33.8	35.4	36.4
Combined ratio property-casualty	%	**89.6**	91.3	91.3	95.6	99.1
Combined ratio legal expenses insurance	%	**95.3**	99.8	98.9	99.2	101.8
Combined ratio property-casualty, including legal expenses insurance	%	**90.8**	93.1	93.0	96.4	99.9
Consolidated result life and health	€m	**336**	594*	25	–960	–591
Consolidated result property-casualty	€m	**726**	585*	292	–131	–348

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The Group's primary insurers essentially comprise the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate.

Together, they are active in nearly all branches of life, health, and property-casualty insurance. Approximately 79% of their premium income derives from Germany, the remaining 21% stemming largely from other European countries. The bulk of the business is transacted in euros. The ERGO Insurance Group accounts for most of the premium volume (95.1% in 2006).

Marketing
The brands of ERGO's operative insurance companies (see list on page 50) continue to be of great significance. They are the cornerstones of ERGO's franchise strength, as its strategy involves using multiple sales channels to gain access to clients. In addition to working with a variety of independent insurance agents, ERGO also cooperates with brokers and strong business partners. Its exclusive cooperation with HypoVereinsbank accounted for new business of €342m (298m) in 2006. KarstadtQuelle Versicherungen, a member of the ERGO Insurance Group and Germany's most popular direct insurer, welcomed its three millionth client in the year under review.

Europäische Reiseversicherung, with more than 17,000 partners in the tourist industry, is the leading provider in its field. For almost 100 years, travel agents have been its main sales partners, although nowadays its sales avenues include major tour operators, cooperation agreements with travel offices, internet platforms and hotels as well. With its international network of subsidiaries and affiliated enterprises, Europäische Reiseversicherung is represented in all major European countries. In the year under review, it also entered into partnerships in selected Asian markets.

The Watkins Syndicate, which operates within Lloyd's of London, is one of the leading primary insurers in international marine business. In addition, the syndicate has a wide and efficient distribution network – with branch offices in Hong Kong, Singapore and, since 2005, Dubai.

Overview and key figures

ERGO Insurance Group

		2006	2005	2004	2003	2002
Gross premiums written	€m	**15,930**	15,919	15,569	15,566	14,775
Net earned premiums	€m	**14,339**	14,253	13,736	13,700	12,954
Combined ratio	%	**89.4**	90.0	90.1	89.7	97.6
Consolidated result	€m	**906**	786*	236	–1,431	–1,212
Investments	€m	**101,853**	100,193	97,001	91,370	87,012

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Europäische Reiseversicherung

		2006	2005	2004	2003	2002
Gross premiums written	€m	**359**	343	316	305	307
Net earned premiums	€m	**300**	286	267	255	260
Combined ratio	%	**95.3**	97.1	94.6	96.4	102.7
Consolidated result	€m	**4.3**	2.0	10.8	5.0	–4.5
Investments	€m	**161**	151	179	156	148

Watkins Syndicate

		2006	2005	2004	2003	2002
Gross premiums written	£m	**323**	248	208	229	208
Net earned premiums	£m	**208**	189	172	162	103
Combined ratio	%	**87.0**	109.0	83.5	87.2	93.3
Consolidated result	£m	**36**	–11	33	23	10
Investments	£m	**419**	410	378	282	187

*Financial statements in accordance with national accounting law.

Our primary insurance business was very successful in the past year.

Despite a decline in premium income, our primary insurers achieved very good results thanks to continued positive underwriting and good investment returns. Nevertheless, a comparison with the previous year's results is difficult because of three significant effects.

- Firstly, the changes in the consolidated group: our sale of the Dutch Nieuwe Hollandse Lloyd Verzekeringsgroep (NHL) on 30 June 2005 and the Karlsruher Insurance Group on 30 September 2005, and our acquisition of the Turkish İsviçre Group as at 1 October 2006.
- Secondly, the conversion of our HVB shares into UniCredit stock in the fourth quarter of the previous year, which had a very favourable impact on results. Both effects are reflected in all the main items of our income statement, although their influence on life and health was greater than on property-casualty.
- The third factor is a positive one-off tax effect in 2006. As a result of new German corporate tax legislation, tax credits for prior years will become payable in the years 2008 to 2017 and had to be recognised in the balance sheet in 2006 as accounts receivable at their present value of €224m, resulting in a one-time positive entry of €202m in the income statement (see page 199).

A look at the result shows a very gratifying picture. The unadjusted figures amounted to €1,278m (1,526m) for the operating result and €1,062m (1,179m) for the consolidated result. Without the effects mentioned above, both our operating result after tax and consolidated result clearly exceeded the previous year's figures.

Gross premiums overall in €bn


2006
16.7
2005
17.6
2004
17.5
2003
17.6
2002
16.6

Our primary insurers posted a total premium income of €16.7bn (17.6bn) for 2006, around 45% (46%) of the Munich Re Group's overall premium volume. Without consolidation effects, their premium volume thus remained stable.

Life and health

The consolidated result in life and health business, which following the sale of the Karlsruher Insurance Group is written exclusively by ERGO, totalled €336m (594m). The relatively high effective tax rate for 2006 is primarily attributable to foreign withholding taxes. Policyholders' participation in this tax had the effect of raising the pre-tax result and tax position by the same amount, thereby distorting the tax rate. The rate was also impacted by the conversion of HVB shares into UniCredit shares in the previous year, leading to a significant rise in the amount of foreign dividends.

Gross premiums written in life insurance were down 12.6% to €6.5bn (7.4bn), largely owing to the sale of the Karlsruher Insurance Group. However, even without the changes in the consolidated group there would have been a decline in premium volume of 3.6%. Total premium income (including the savings premiums of unit-linked life insurance and capitalisation products) posted by the companies remaining in the consolidated group, decreased by 1.9% to €7.4bn (7.5bn).

New business in Germany was up slightly by 0.7%. As in the previous year, single-premium business developed more favourably than regular-premium business. There was a positive trend in annuity insurance, in particular among Riester products, which grew by 150%, largely owing to the commencement of the third subsidisation stage on 1 January 2006. The fourth and last stage will begin on 1 January 2008. We were also satisfied with new business in the field of unit-linked products, where the positive growth trend continued. New business in other countries, by contrast, was down 1.5%, mainly because of lower revenue from single premiums in Italy.

Gross premiums in the life segment in €bn


2006
6.5
2005
7.4
2004
7.8
2003
8.0
2002
7.5

Gross premiums in the health segment in €bn


2006
5.1
2005
4.9
2004
4.5
2003
4.5
2002
4.2

In health, premium income grew by 4.3% to €5.1bn (4.9bn) – the strongest growth of all. This increase was due to the further expansion of new supplementary health insurance business in Germany, where we recorded a rise of 15.6% to over four million clients, and to the very satisfactory growth rate of 15.1% in other countries, above all Belgium and Spain. In German comprehensive health insurance, the political debate about health reform continued to cause uncertainty among clients, curbing the growth that would normally be present in this segment.

The investment result in life and health totalled €4.1bn (5.1bn), a decline of 18.5% due not only to the conversion of HVB shares and the sale of Karlsruher in the previous year, but also to interest-rate trends. The rise in interest rates in the first six months, which was partially reversed between July and December, triggered a loss of about €283m in the value of our long-term hedges against changing interest rates. We account for these hedges at fair value and recognised the fall in value as an impairment loss. The purpose of these derivative financial instruments is to cover the interest rates guaranteed to our life insurance customers, enabling us to meet our commitments, even if interest rates remain very low for a long period of time, without having to forgo the opportunities presented by rising interest rates. The value of these derivatives fell by €330m to €105m towards the middle of the year as a result of rising interest rates, but rose again to €153m in the second half of the year. In the previous year, the investment result had been positively affected by particularly high gains from the disposal of shares in the financial sector.

As expected, expenses for claims and benefits were also affected by the investment result, which is particularly significant in this respect in life and health business. These expenses were up as a result of payouts in life insurance and rising prices in healthcare, but this increase was offset by lower net allocations to the provisions for future policy benefits and the provision for premium refunds. Expenses therefore experienced an overall decrease of 7.0%.

Costs also developed very favourably. Despite high expenses for new IT systems in health, the administrative expense ratio remained constant at a favourable 3.4%. In life, the administrative expense ratio was reduced from 4.5% to 4.4%, reflecting our firm cost discipline, which we intend to maintain.

Property-casualty

In property-casualty we again achieved a very good consolidated result of €726m (585m).

Premium income totalled €5.1bn (5.3bn). Adjusted for the changes in the consolidated group, premium grew by 2.8% to €5.1bn (4.9bn).

Gross premiums in the property-casualty segment in €bn


2006
5.1
2005
5.3
2004
5.2
2003
5.1
2002
4.8

The situation in other countries was particularly satisfactory. The ERGO companies in Poland and the Baltic States developed especially well, with growth clearly into double figures. Personal accident business in Germany also grew satisfactorily (+1.6%), as did German commercial property business (+2.8%), even though we remained committed to our profit-based underwriting policy. By contrast, motor insurance had a curbing effect on growth, since fierce competition and an increased number of policyholders reassigned to higher no-claims bonus classes caused premium income to fall. We also took a very selective underwriting approach towards motor fleet business. Gross premiums in legal expenses insurance were up by 0.8% to €870m (863m), with a rise in foreign business and a marginal decline in German business. We registered growth in Spain, Belgium and the Netherlands. Europäische Reiseversicherungsgruppe recorded an improvement in premium volume to €359m (343m), the share of foreign business in premium increasing to 47% (46%). In 2006, the Watkins Syndicate posted a rise of 30.2% in premium income to £323m (248m).

At 90.8% (93.1%), the combined ratio for property-casualty business including legal expenses insurance was excellent – even better than the previous year's figure – not only because of the favourable claims situation in the year under review but also because of further cost improvements.

The loss ratio was further reduced to an outstanding 55.8% (58.4%). Legal expenses insurance performed especially well, with the loss ratio falling from 60.7% to 55.7%. In property-casualty insurance (without legal expenses insurance), the decrease in the loss ratio (57.8% to 55.8%) was somewhat smaller but began from an already low level.

Administrative expenses, which play a pivotal role in our cost management, were reduced appreciably. The fact that this reduction did not result in better expense ratios is mainly attributable to acquisition costs and the altered portfolio mix. Motor insurance shows particularly favourable expense ratios but is exposed to fierce competition, which had a negative influence on profitability. Premium income in Germany was down, reflecting adherence to our strictly profit-oriented approach. There was growth in personal accident business, but this is a class involving small sums insured and higher expense ratios. This development, which is very desirable for business policy reasons, raised the expense ratio but lowered the combined ratio, thus enhancing the profitability of the overall portfolio.

At €685m (853m), the investment result remained at a high level, with regular income improving here too. However, the balance of realised gains on disposal, write-ups, losses on disposal and write-downs declined considerably.

Our other primary insurance subsidiaries – Europäische Reiseversicherungsgruppe and the Watkins Syndicate – also made positive contributions to the result.

Expansion of international activities

In July 2006, ERGO signed an agreement with the Balci family of Turkey for the acquisition of a majority stake in the İsviçre Insurance Group effective 1 October 2006. ERGO now holds a 75% stake in the İsviçre Group, whilst the Balci family has retained 25%.

The group includes Turkey's fifth-largest property-casualty insurer (İsviçre Sigorta), which focuses on personal lines business, but it also operates in the strongly growing segments of life and health. Thus we are now very well positioned to tap the great opportunities offered by the Turkish market in the years ahead.

In November 2006, a new D.A.S. company commenced operations in Estonia. This is the 16th European country in which we are active in legal expenses insurance – and we are the market leader in 11 of them.

We made headway in our efforts to enter the Indian market. DKV International founded a joint venture with the Apollo Group – Asia's largest chain of hospitals. In the areas of life and property-casualty, ERGO is holding discussions with potential joint-venture partners as well.

Asset management

Group investment result at a high level
Pleasing stock market performance brings price gains
MEAG acquires stake in Chinese asset manager PAMC

Total assets under management

		2006	Prev. year*
Group's own investments	€bn	172.4	168.6
Third-party investments	€bn	11.2	10.5
Group asset management result	€m	53	31*

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

In the following, we report on the performance of the Group's own investments, which derive almost entirely from our core business fields of reinsurance and insurance. In addition, we provide information on third-party business, where we manage the assets of non-Group institutional investors and private investors.

Overview and key figures

We have consolidated the investment management of the Munich Re Group in MEAG MUNICH ERGO AssetManagement GmbH, a wholly owned subsidiary of Munich Re and ERGO, in order to exploit the efficiency gains that can be made with central, overarching asset management.

MEAG manages the Group's assets, which totalled €172.4bn (168.6bn) as at 31 December 2006. The other Group investments are mostly deposits retained on assumed reinsurance business, and are handled by the insurance companies of the Munich Re Group themselves.

MEAG also offers its expertise in asset management to private and institutional clients outside the Group, thus tapping additional sources of earnings. As at 31 December 2006, MEAG had investments of €11.2bn (10.5bn) under management for investors not belonging to the Group.

MEAG New York, MEAG Hong Kong and ERGO Trust, a former ERGO asset management company, have been united under the MEAG umbrella since 2005. Through the merger of ERGO Trust into MEAG, the latter is taking greater advantage of the opportunities offered by the international real estate markets, as well as expanding institutional third-party business systematically to real estate assets.

In July 2006, MEAG acquired a 19% stake in PICC Asset Management Company Ltd. (PAMC), Shanghai, the asset manager of the PICC Group and one of the largest insurance groups in China. MEAG thus participates directly in the development of PAMC's business. Due to its immense growth potential, China is set to become an economic superpower. There is substantial demand for the investment of Chinese assets, and old-age provision will also increase in importance in future. China therefore offers rich opportunities for asset management companies with insurance-related know-how. For MEAG, this is the first participation in an insurance asset manager outside Germany.

In asset management, we recorded a profit of €53m (31m) in the year under review.

Investments of the Munich Re Group

Investment principles

Security, liquidity, mix and spread of investments are the main principles of our investment strategy. We invest only in assets from which we expect an appropriate return, our asset managers paying strict attention to the risk tolerance of each company. In reinsurance in particular, we limit currency risks by matching our expected liabilities with assets in correlated currencies. We also take care that the maturities of our fixed-interest securities are aligned with those of our liabilities. Besides this, the Munich Re Group keeps sufficient liquid funds available to be able to meet its payment obligations at all times.

The methods we use to control investment risks are described in detail in the risk report on page 124ff.

In 2002, we determined that our investments in shares and corporate bonds should meet sustainability requirements. One of our goals is to ensure that 80% of our equities and corporate bonds are included in recognised sustainability indices or satisfy the sustainability criteria of renowned sustainability rating agencies. We have already surpassed this target. In the case of government bonds, we have achieved a rate of around 95% compliance in terms of the aforementioned criteria.

Munich Re also considers sustainability factors in its long-term investments. We use an appropriate set of criteria when acquiring participations and take sustainability aspects into account when performing regular analyses of our shareholdings.

In April 2006, Munich Re became the first German company to sign the UN Principles for Responsible Investment (PRI), which it had played a prominent role in helping establish. The PRI offer institutional investors with guidelines for incorporating social and ecological criteria in their investments. This includes observing such criteria in investment decisions, promoting sustainable investment approaches in the financial sector, and reporting regularly on the implementation of the criteria.

Development and structure of investments

As at 31 December 2006, the Group's own investments totalled €176.9bn (177.2bn). In the year under review, our assets decreased by €0.3bn or 0.2%. Our portfolio predominantly consists of interest-bearing investments.

We invested the inflows from our excellent underwriting business and from sale proceeds realised in the year under review largely in fixed-interest investments. The amount of interest-sensitive items "fixed-interest securities" and "loans" rose by €2.1bn to €127.5bn in the course of the year and made up 72.1% of our total investments at the end of the year.

Our portfolio of equities and shareholdings grew by €0.9bn in the course of the year, primarily owing to increases in the market value of our non-fixed-interest securities available for sale. Investments and shareholdings in affiliated companies and associates totalled €25.8bn (24.9bn) at the end of the year and constituted 14.6% of our investments at carrying value.

In the final quarter of the year, we commenced the disposal of a German real estate package, reducing our real estate portfolio through sales and changes in the segregated fund portfolio by €983m overall in 2006. At the balance sheet date, the carrying amount for land and buildings was €4.7bn (5.8bn). Our ratio of real estate investments to total investments at carrying amounts sank to 2.7%, compared with 3.3% at the start of the year.

We use derivatives (see notes to the consolidated financial statements on page 171 ff.) to hedge our share portfolios against possible price losses. In addition, the life insurers in the ERGO Insurance Group use interest-rate derivatives to cover their guaranteed interest-rate liabilities, thus hedging their reinvestment risk against falling interest rates in the long term.

Investment mix

All figures in €m*	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
	31.12. 2006	Prev. year	31.12. 2006	Prev. year	31.12. 2006	Prev. year	31.12. 2006	Prev. year	31.12. 2006	Prev. year	31.12. 2006	Prev. year
Land and buildings, including buildings on third-party land	**585**	663	**766**	759	**3,188**	4,169	**114**	179	**67**	28	**4,720**	5,798
Investments in affiliated companies	**24**	18	**28**	20	**43**	34	**75**	101	**8**	11	**178**	184
Investments in associates	**65**	64	**175**	175	**537**	451	**286**	400	**62**	38	**1,125**	1,128
Loans	**103**	74	**117**	68	**27,791**	23,192	**1,508**	1,444	**9**	17	**29,528**	24,795
Other securities held to maturity	**–**	–	**–**	–	**242**	432	**10**	13	**–**	–	**252**	445
Other securities available for sale												
– Fixed-interest	**17,514**	17,478	**28,698**	27,487	**46,292**	50,106	**4,350**	4,010	**27**	25	**96,881**	99,106
– Non-fixed-interest	**5,327**	5,883	**7,732**	6,912	**11,091**	10,198	**1,877**	2,345	**7**	8	**26,034**	25,346
Other securities held for trading												
– Fixed-interest	**10**	13	**455**	545	**97**	32	**274**	310	**–**	–	**836**	900
– Non-fixed-interest	**–**	–	**6**	4	**–**	–	**7**	5	**–**	–	**13**	9
– Derivatives	**107**	133	**134**	151	**247**	685	**6**	1	**–**	–	**494**	970
Deposits retained on assumed reinsurance	**5,038**	6,740	**6,638**	7,610	**250**	225	**5**	6	**–**	–	**11,931**	14,581
Other investments	**230**	321	**612**	539	**1,775**	638	**251**	276	**192**	705	**3,060**	2,479
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**1,820**	1,430	**–**	–	**–**	–	**1,820**	1,430
Total	**29,003**	**31,387**	**45,361**	**44,270**	**93,373**	**91,592**	**8,763**	**9,090**	**372**	**832**	**176,872**	**177,171**

*After elimination of intra-Group transactions across segments.

Distribution of investments by type
Status 31 December 2006 (prev. year)


Miscellaneous investments 10.6% (11.9%)
Shares and equity funds 13.9% (13.3%)
Fixed-interest securities 55.4% (56.8%)
Real estate 2.7% (3.3%)
Loans 16.7% (14.0%)
Participating interests 0.7% (0.7%)

Real estate

Our objective is to ensure a high and predictable earnings contribution from our investments in real estate. To this end, we continually monitor existing items with regard to their long-term profitability and future exposure to risks. We have been selling directly held property in Germany for many years. In 2006, we took a further step in improving the structural and regional composition of our real estate portfolio. In the fourth quarter, we contractually committed to sell commercial and residential buildings in Germany with a total value of approximately €1.5bn, of which some €1.3bn was attributable to property used by third parties.

Since the market conditions are attractive, this transaction will allow us to influence our investment result with capital gains of more than €500m, of which only a small portion was realised in the past financial year. We are constantly on the look-out for interesting property investments, the size and liquidity of the market being important criteria. Besides this, the international diversification of our portfolio is a key element of our real estate strategy. The new investments focus on commercial properties in prime locations of major European cities, including project developments that round off our portfolio. Together with local partners we are also active in the Asian and American real estate markets.

Fixed-interest securities and loans

Investments in fixed-interest securities and loans dominate our investment portfolio, jointly accounting for €127.5bn (125.4bn) or 72.1% of our total assets. We increased our investments in loan items such as registered bonds and borrower's note loans – valued at amortised cost – by €4.7bn, mostly at our primary life insurers.

Our portfolio of fixed-interest investments has an excellent rating structure. As at 31 December 2006, approximately 97.6% of our fixed-interest securities were investment grade and 93.5% were rated "A" or better.

Bearing in mind the interests of their policyholders, the primary insurance companies in the Munich Re Group concentrate on achieving a competitive net return. In order to earn sufficient regular income for this, they have invested in fixed-interest securities with longer terms to maturity and correspondingly higher coupon rates. The duration – i.e. the average capital commitment – of our bond portfolios was 6.7 years in the Munich Re Group at the balance sheet date.

In the first half of 2006, the valuation reserves of our fixed-interest securities accounted for at fair value sank due to increasing interest rates. Owing to declines in yields on long-term securities after a mid-year peak, we recorded increases in the valuation reserves of our fixed-interest securities and loans again in the second half of the year. On 31 December 2006, the German bond markets closed with a yield of 3.95% for ten-year government bonds, 65 basis points above the level at the beginning of the year and 19 basis points below the year high. The yield on ten-year US government bonds climbed by 31 basis points to 4.7% in the course of 2006, with a year high of a good 5.2%.

Net unrealised gains on our non-fixed-interest securities available for sale totalled €0.8bn (3.7bn) at the end of the financial year.

Equities and shareholdings

The Munich Re Group reduced its equity portfolio slightly in the year under review, taking advantage of the favourable stock market situation to sell off several share packages. Furthermore, we continued our strategy of diversifying our equity investments more strongly and further reducing historically evolved shareholdings in the German banking and insurance sector. Our stake in Allianz, which amounted to just under 5% at the start of the year, was again reduced in the year under review, allowing us to realise a gain on disposal of €330m. The bulk of our equity portfolio comprises shares in European companies. The relevant index for this market, the EURO STOXX 50, climbed 15.1% in the course of the year to 4,120 points. The representative US stock market index, the S&P 500, also moved up 13.6%, closing the year at 1,418, whilst the Japanese Nikkei was up 6.9% and closed at 17,226.

Following a mid-year correction, the markets recovered between July and December, registering gains once more. The good performance of the stock market caused the balance sheet reserves of our equity portfolio to grow in the course of 2006. At the end of the year, net unrealised gains on non-fixed-interest securities available for sale totalled €8.5bn (7.3bn), thus exceeding the volume of the previous year by 16.0%.

On the balance sheet date, our equity-backing ratio, i.e. the proportion of investments in equities, equity funds and shareholdings on total investments at market values, was 14.6%, only slightly above last year's level of 14.0%. After taking account of hedging transactions and equity derivatives, it amounted to 14.1% at the end of the year.

Valuation reserves

Our off-balance-sheet valuation reserves, i.e. the difference between the fair value of our investments not accounted for at fair value and their carrying amount, totalled €1.9bn (2.6bn) as at 31 December 2006. Although valuation reserves for land and buildings and for associates grew, the interest-rate trend meant these reserves showed a negative development for our portfolio of loans (in spite of its overall increase in size). Detailed information on the valuation reserves recognised in the balance sheet is provided on page 180 of the notes to the financial statements.

The development of the capital markets is described in detail in the section "Economic parameters" on page 61 f.

Result

In the financial year 2006, we posted an excellent investment result of €8.9bn, albeit 18.0% below that of the previous year (10.8bn).

The Karlsruher Insurance Group, which was deconsolidated with effect from 1 October 2005, contributed more than €400m to the Munich Re Group's investment result in 2005. Adjusted to eliminate this effect, the year-on-year reduction was 14.5%.

At 5.0%, the return on investment (based on the average investment portfolio at market values) again outperformed our target of 4.5% in 2006.

Valuation reserves not recognised in the balance sheet

All figures in €m	Valuation reserves 31.12.2006	Fair value 31.12.2006	Carrying amount 31.12.2006	Valuation reserves Prev. year	Fair value Prev. year	Carrying amount Prev. year
Land and buildings*	1,822	9,077	7,255	1,528	10,006	8,478
Associates	302	1,408	1,106	225	1,353	1,128
Loans	–216	29,312	29,528	871	25,666	24,795
Other securities	5	257	252	19	464	445
Total	**1,913**	**40,054**	**38,141**	**2,643**	**37,489**	**34,846**

*Including owner-occupied property.

Investment result

All figures in €m	2006	2005	2004	2003	2002
Regular income	7,834	7,649	7,498	7,328	7,778
Write-ups/write-downs	–865	–748	–775	–1,177	–6,004
Net realised capital gains	2,559	4,511	2,339	2,484	5,853
Other income/expenses	–652	–594	–1,021	–1,504	–2692
Total	**8,876**	**10,818**	**8,041**	**7,131**	**4,935**

Write-downs increased in the year under review, particularly because of a downward adjustment of €1,049m in the value of our derivative financial instruments due to the rise in interest rates in the first six months.

The disposal of non-fixed-interest securities led to an excellent result contribution of €2,716m. As the previous year's high profits from the sale of non-fixed-interest securities were partly due to non-recurring effects – such as the exchange of HVB shares into UniCredit stock – the result from the disposal of securities was lower overall in 2006.

Investment result by type of investment

	2006 €m	Prev. year €m	Change in %
Real estate	360	103	249.5
Investments in affiliated companies	66	140	-52.9
Investments in associates	44	1,131	-96.1
Mortgage loans and other loans	1,163	1,165	-0.2
Other securities	7,069	8,026	-11.9
Deposits retained on assumed reinsurance and ceded business, and other investments	553	575	-3.8
Investments for the benefit of life insurance policyholders who bear the investment risk	100	170	-41.2
Expenses for the management of investments and other expenses	479	492	-2.6
Total	**8,876**	**10,818**	**-18.0**

Third-party investments

MEAG offers retail and segregated funds for private and institutional investors. It largely uses the distribution channels of the ERGO Insurance Group companies for marketing retail funds in private-client business, where MEAG's investment funds are offered as a supplement to conventional insurance products. When newly investing in MEAG investment funds, private investors continue to place great emphasis on security. Client demand remains strong especially for bond funds, where MEAG essentially pursues a conservative investment strategy.

With its offerings for institutional investors, MEAG mainly meets the needs of insurance companies and pension funds. A significant role in institutional business is also being played by consultancy for asset management, which MEAG has established as an independent service.

In September 2006, MEAG successfully tendered for mandates for the statutory protection fund being developed since October 2006 by Protektor, the German life insurers' protection facility. MEAG was awarded the contract for the entire administration, including risk management and accounting, as well as a partial mandate of over €100m for the portfolio management of securities. These funds already bolstered the assets managed for institutional clients in 2006.

In order to further extend its institutional real estate business, MEAG offers its property expertise in segregated real estate funds focusing on investments in office properties in Germany and the rest of Europe, and in large-scale European retail property. Last year, MEAG acquired mandates with a volume of over €250m in this segregated fund business.

Favourable capital markets determined the positive development of business with private and institutional investors. Assets managed in business with external investors thus increased in the investment year 2006 as a whole.

As at 31 December 2006, MEAG had assets under management of €8.5bn (7.2bn) for institutional investors outside the Munich Re Group, recording growth of €1.3bn in external institutional business in the year under review.

Assets managed in private-client business totalled €2.7bn (3.3bn). After ERGO Trust GmbH was integrated into MEAG MUNICH ERGO AssetManagement GmbH in the first quarter of 2006, the private-client business managed by ERGO Trust was returned to ERGO, which explains the decrease in the figure for assets managed for private clients.

Financial situation

Analysis of our capital structure
The capital structure of the Munich Re Group is essentially governed by its activity as a primary insurer and a reinsurer. Investments on the assets side of the balance sheet serve mainly to cover technical provisions (74.3% of the balance sheet total). Equity (12.2% of the balance sheet total) and bonds classified as strategic debt (1.8% of the balance sheet total) are the most important sources of funds.

Capital structure
as at 31.12.2006 (prev. year*)



Other liabilities 11.7% (12.6%)
Equity 12.2% (11.2%)
Bonds and subordinated liabilities 1.8% (2.1%)
Technical provisions 74.3% (74.1%)

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Reinsurance business accounts for approximately 39% of technical provisions and primary insurance business for about 61%. Further information on these provisions may be found in the notes to the financial statements on page 181. In contrast to liabilities under loans and securities issued, we cannot foresee with certainty how high our liabilities from underwriting business will be and when they will arise. This is especially true of reinsurance. The payout pattern of the technical provisions varies considerably from one segment to another and from one line of business to another. In property insurance, for instance, a major portion of the provisions is generally paid out after one year, whereas in life insurance substantial amounts are still due decades after the contracts were concluded. The currency distribution of our provisions reflects the global orientation of our Group. Besides the euro, our main currencies are the US dollar and pound sterling. We ensure that our business is sufficiently capitalised at all times by monitoring the situation continuously and taking suitable measures, which are dealt with in the section on capital management. To optimise our capital position and reduce capital costs, we have not only employed internal forms of financing in previous years but have also used strategic debt, primarily in the form of subordinated and/or exchangeable bonds. A detailed analysis of the structure of this funding is provided in the section on strategic debt.

Debt was reduced in 2006 by €1,218m, mainly due to redemption of the ERGO International AG bonds exchangeable into E.ON AG und Sanofi-Aventis S.A. shares. We also reduced amounts due to banks. At the same time, equity rose as a result of our good performance, increasing its share of the total capital. Available capital exceeds the levels required for supervisory, rating and internal risk model purposes. We have no intention of using this "surplus balance sheet capacity" to buy growth either organically or through acquisitions at uneconomical terms. As part of our active capital management, we therefore took the decision to buy back shares up to a value of €1bn by the next Annual General Meeting on 26 April 2007. The share buy-back was successfully concluded in February 2007.

Since we are an international (re)insurance group, some of our financial resources are subject to restraints on disposal. For example, the supervisory authorities in some countries require foreign reinsurers to establish premium and reserve deposits with primary insurers. As at the balance sheet date, investments totalling €6.7bn were subject to restraints on disposal. In addition, there were contingent liabilities, which are described on page 210 of the notes to the financial statements. Off-balance-sheet financing does not play a significant role in the Munich Re Group.

Asset-liability management

The structure of our technical provisions and other liabilities is the basis for the Munich Re Group's investment strategy. The main focus of this strategy is asset-liability management, the aim of which is to ensure that economic factors influence the value of our investments and the value of our technical provisions and liabilities in the same way, thus cushioning the effect of capital market fluctuations. For this purpose, we mirror important features of the liabilities, such as maturity patterns, currency structures and inflation sensitivities, on the assets side of the balance sheet by means of investments with similar characteristics. If, for instance, there is a strong rise in inflation, our nominal outflows as a result of claims payments increase significantly. This applies in particular to lines of business with long payout patterns, e.g. liability, as inflation accumulates over a number of periods. To an increasing extent we are endeavouring in our asset-liability management to structure our investment portfolio in such a way that inflows from investments increase in line with rising inflation rates. To configure our asset-liability management as effectively as possible, we also use derivative financial instruments, which are described on page 171 of the notes to the financial statements.

Capital management

Through active capital management, we ensure that the capital of the Munich Re Group is always maintained at an appropriate level. The Group's available capital must always be sufficient to cover the capital requirements determined both by our own internal risk model and by the requirements of supervisory authorities and rating agencies. In this way, we ensure that our financial strength is sufficient for us to take advantage of measured opportunities for growth, while remaining at a reasonable level even in the wake of major loss events or substantial falls in the stock markets. At the same time, we also define an appropriate level of Group capital as one which does not significantly exceed that required for our operations. A lean capital level makes a decisive contribution to financial discipline in all our business processes. Our active capital management includes returning surplus capital to equity holders through attractive dividends and share buy-backs. Our proposed dividend is linked directly to the Group result, of which we aim to pay out a minimum of 25%. We also make use of share buy-backs as a flexible way of returning capital to our shareholders. Naturally, we liaise closely with the regulators, rating agencies and capital market participants in this regard.

Essentially, we see efficient and transparent capital management as an appropriate means of achieving our goal of being recognised as a reliable partner in the capital markets. This should guarantee our ability to raise capital quickly and easily on the capital markets, especially for large potential growth opportunities.

In addition to the level of capital, its efficient deployment is also a key factor. We use our value-based management (see page 52 f.) to set performance targets designed to ensure that every investment achieves a sustainable return commensurate with the risk involved. To limit fluctuations in results owing to major losses, we have also developed guidelines and limit systems within the framework of integrated risk management and corporate underwriting for our reinsurance companies. We protect the results and capital of our primary insurance companies against unacceptable fluctuations by means of suitable reinsurance covers.

Our internal risk model, which we use to analyse how certain risk scenarios affect segment results and investments, plays a central role in capital management. We determine our economic capital on the basis of the internal risk model data so that we are able to absorb two successive annual losses of a size expected only every 100 years. Next, the determined capital is allocated proportionately to divisional units in line with the volatility of their business activities. Our procedure in the primary insurance group also takes account of management factors arising mainly out of supervisory restrictions and clients' participation in surpluses. We continuously review the assumptions on which the internal risk model is based and adjust them as required.

Group equity

Development of Group equity in 2006
€bn



31.12.2006
5.7
0.5
26.4
31.12.2005*
6.1
0.4
24.4

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

- Minority interests
- Retained earnings
- Other reserves
- Consolidated result attributable to Munich Re equity holders
- Issued capital reserve

In the year under review, our equity increased by €2.0bn or 8.3% to €26.4bn compared with 2005 (for details see page 178 in the notes to the financial statements).

The most important changes in equity were due to the following:

- Most of the increase results from the consolidated profit of €3,440m attributable to Munich Re equity holders. The previous year's profit of €2,679m, net of the dividend payment of €707m for 2005, was transferred to retained earnings.
- By the balance sheet date, we had bought back shares to the value of approximately €250m within the framework of the share buy-back approved on 7 November 2006. The costs have been offset against retained earnings.
- Net unrealised gains were €189m higher than as at the beginning of the year because gains on our fixed-interest securities available for sale fell due to higher interest rates. The rise in the net unrealised gains in the share portfolio due to favourable stock-market development was sufficient to compensate for this effect.
- As a result of the rise in the euro, particularly against the US dollar, the reserve for currency translation was reduced by €595m. In this reserve, we recognise the effects of changes in exchange rates arising from the translation into euros of our foreign subsidiaries' assets and liabilities.

For further information regarding the valuation reserves for assets not accounted for at fair value, please see page 180.

Changes in Group equity and in the valuation reserves not recognised in the balance sheet

All figures in €bn	31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
Group equity	**26.4**	24.4*	20.5*	19.3	13.9
Valuation reserves not recognised in the balance sheet, including those apportionable to minority interests and policyholders (before tax)	**1.9**	2.6	3.2	1.8	1.1

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

As at 31 December 2006, Munich Reinsurance Company's share capital of €587.7m was divided into 229,580,233 registered, no-par-value, fully paid shares. The shares are endowed with full voting and dividend rights, with the exception of the 3,964,060 shares held by the Munich Re Group itself (Section 71b of the German Stock Companies Act).

The registered shares are subject to transfer restrictions in that pursuant to Article 3 paragraph 2 of the Articles of Association of Munich Reinsurance Company, they may be transferred to another holder only with the consent of the Company. As at the balance sheet date, 12,355 shares issued to staff were subject to a restriction on disposal until 30 November 2007. The control rights are exercised directly by the employees. There are no direct or indirect shareholdings in Munich Reinsurance Company that exceed 10% of the voting rights, nor are there any shares with special control rights.

Amendments to the Articles of Association are subject to the provisions of the German Stock Companies Act (Sections 179 to 181, 133); the Annual General Meeting has made use of the possibility provided for in Section 179 paragraph 1 sentence 2 of the Act. Pursuant to Article 14 of the Articles of Association of Munich Reinsurance

Company, the Supervisory Board is empowered to make amendments to the Articles of Association which affect the wording only.

The authorities of the members of the Board of Management are defined in Sections 71 and 76 to 94 of the German Stock Companies Act. Furthermore, the Annual General Meeting of 19 April 2006 empowered the Company pursuant to Section 71 paragraph 1 item 8 of the German Stock Companies Act to buy back its own shares up to a total amount of 10% of the current share capital until 18 October 2007; the Board of Management is authorised pursuant to Section 71 paragraph 1 item 8 sentence 5 of the Act to acquire the shares without requiring further approval at an Annual General Meeting. The Annual General Meeting of 28 April 2005 empowered the Board of Management to issue with the consent of the Supervisory Board convertible bonds or bonds with warrants on one or more occasions up to 27 April 2010 for a maximum nominal amount of €3bn with an unlimited maturity period and to grant the holders of such bonds conversion or option rights in respect of new shares issued by the Company up to a maximum amount of €100m of the share capital, in accordance with the respective bond or warrant conditions; as a precautionary measure, capital of €100m was conditionally authorised under Article 4 of the Articles of Association. The Annual General Meeting of 11 June 2003 also empowered the Board of Management in the event of a capital increase at any time up to 11 June 2008 from the capital authorised for this purpose, with the consent of the Supervisory Board, to attach one bearer warrant to each of the new shares to which the shareholders have a subscription right when the capital authorised for this purpose is issued. These warrants would entitle the bearer, on the basis of the warrant conditions then stipulated, to acquire registered Munich Re shares. Warrants may be issued for registered shares totalling up to €35m of the share capital; as a precautionary measure, capital of €35m was conditionally authorised under Article 4 paragraph 3 of the Articles of Association. Furthermore, the Board of Management is authorised, with the consent of the Supervisory Board, to increase the share capital pursuant to Article 4 paragraph 1, of the Articles of Association by up to €280m until 25 May 2009 through the issue of new shares subscribed in cash or in kind (Authorised Capital Increase 2004), and pursuant to Article 4 paragraph 2 of the Articles of Association by up to €5m until 18 April 2011 through the issue of new shares subscribed in cash (Authorised Capital Increase 2006).

Strategic debt

We define as strategic debt all financial instruments with the character of outside financing that do not have a direct link with our operative business. It supplements our equity and is essentially designed to reduce the cost of capital and ensure that we have sufficient liquidity at all times. With a view to making our capital structure transparent, we detail below the calculation of our debt leverage, which is defined as the ratio of strategic debt to the sum of Group equity and strategic debt expressed as a percentage.

Strategic debt

All figures in €m	31.12.2006	Prev. year
Subordinated bonds issued by Munich Re Finance B.V., Amsterdam	3,419	3,408
Exchangeable bonds of ERGO International AG, Düsseldorf	–	674
Senior notes of Munich Re America Corporation, Princeton*	378	423
Bank borrowing of ERGO AG, Düsseldorf	–	504
Bank borrowing of Munich Re America* Corporation, Princeton	190	212
Other	72	56
Total	**4,059**	**5,277**

*Formely American Re Corporation.

In 2003, the Munich Re Group strengthened its capitalisation with the subordinated bonds issued by Munich Re Finance B.V., which are recognised in part as own funds by the German Federal Financial Supervisory Authority (BaFin). They were placed in two tranches with nominal values of €3,000m and £300m each and will mature in 2023 (euro tranche) and 2028 (pound sterling tranche). The first possible redemption dates are 21 June 2013 (euro tranche) and 21 June 2018 (pound sterling tranche).

The exchangeable bonds issued by ERGO International AG backed by E.ON AG and Sanofi-Aventis S.A. shares matured in 2006. The exchangeable bond backed by E.ON shares was redeemed almost entirely through delivery of E.ON shares, as the vast majority of the bond investors made use of their right to exchange, whilst the bonds exchangeable into Sanofi-Aventis shares were redeemed at their nominal value.

The bank borrowing of ERGO AG shown in the previous year was repaid as planned. The other strategic debt was incurred to finance our operating activities in the long term.

The interest expenses for strategic debt are shown separately in the consolidated income statement under "finance costs" and are explained in detail in the notes to the financial statements (see page 197 f.). As at 31 December 2006, our debt leverage was 13.3%, down 4.5 percentage points on the previous year, due to a reduction in strategic debt and an increase in Group equity.

Debt leverage

		31.12.2006	Prev. year
Strategic debt	€m	**4,059**	5,277
Group equity	€m	**26,429**	24,397*
Total	€m	**30,488**	29,674
Debt leverage	%	**13.3**	17.8

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

If the own funds recognised under supervisory law are taken as the basis instead of the balance sheet equity, the strategic debt is reduced to €2,265m. This results in a debt leverage of 7.4%.

Group solvency

The Munich Re Group is subject not only to the supervisory requirements applying to individual insurance companies but also to supervision at Group level. Munich Reinsurance Company as the parent has introduced suitable control methods, and its reports to the German Federal Financial Supervisory Authority (BaFin) responsible for the Munich Re Group include supplementary aspects at Group level, such as shareholdings, consolidated financial data and intra-Group transactions. Solvency in the case of insurance companies is generally understood to be the ability of an insurer always to meet the obligations assumed under its contracts. This means an insurance company must fulfil specific minimum capital requirements. The aim of the "adjusted solvency" rules is to prevent the multiple use of equity to cover risks from underwriting business at different levels of the Group hierarchy. To calculate the adjusted solvency, the minimum equity required for the volume of business (required solvency margin) is compared with the eligible equity actually available (actual solvency margin) on the basis of the IFRS consolidated financial statements. In determining the eligible capital elements, the IFRS equity is adjusted; specifically, it is increased by portions of the subordinated liabilities and reduced by intangible assets. The Munich Re Group's eligible capital is more than three times higher than the legal requirement.

Adjusted solvency

		31.12.2006	Prev. year
Eligible capital of the Group	€bn	**24.8**	22.9
Adjusted solvency ratio	%	**345.2**	305.7

In 2006, we modified the treatment of subordinated loans as own funds and have adjusted the previous year's figures for ease of comparison. Thanks principally to the excellent Group result and the lower solvency requirements as a result of a reduced loss burden, the solvency ratio has continued to improve despite the share buy-back.

All insurers in the Munich Re Group met the relevant solvency requirements in 2006.

Rating

Munich Re's financial strength is generally evaluated by the leading rating agencies as very positive, and our ratings remain at a high level. In December 2006, Standard & Poor's upgraded our rating from the third-best category, A+ (strong) to the second-best category, AA– (very strong) with a stable outlook. The reasons given by Standard & Poor's for the upgrade are the sustained good operating performance, strong risk management, increased certainty about the adequacy of Munich Re's reserves, and our strong competitive position, capitalisation and financial flexibility. Moody's, A.M. Best and Fitch retained their good ratings from the previous year.

Financial strength ratings for the Munich Re Group

Rating agency	Rating	Outlook
A.M. Best	A+ (Superior)	Negative
Fitch	AA– (Very strong)	Stable
Moody's	Aa3 (Excellent)	Stable
Standard & Poor's	AA– (Very strong)	Stable

The ratings for our subsidiaries on 28 February 2007 at a glance:

Reinsurance group

	A.M. Best	Fitch	Moody's	S&P
American Alternative Insurance Corporation	A			AA–
Great Lakes Reinsurance (UK) PLC	A+			AA–
Münchener Rück Italia	A+			AA–
Munich American Reassurance Company	A+			AA–
Munich Mauritius Reinsurance Company				BBB
Munich Reinsurance America	A	AA–	Aa3	AA–
Munich Reinsurance Company of Africa				A–
Munich Reinsurance Company of Australasia	A+			AA–
Munich Reinsurance Company of Canada	A+			AA–
Munich Re Life E.E.C.A.			A2	
New Reinsurance Company	A+			AA–
Princeton Excess and Surplus Lines Insurance Company	A			AA–
Temple Insurance Company	A			

Primary insurance group

	A.M. Best	Fitch	Moody's	S&P
DAS Legal Insurance Co. Ltd.				A
DKV Deutsche Krankenversicherung Aktiengesellschaft		A+		AA–
ERGO Previdenza SpA		A		
Hamburg-Mannheimer Sachversicherungs-AG				AA–
Hamburg-Mannheimer Versicherungs-Aktien-Gesellschaft		A+	Aa3	AA–
KarstadtQuelle Lebensversicherung Aktiengesellschaft				BBB+
Victoria Lebensversicherung Aktiengesellschaft		A+	Aa3	AA–
Victoria Versicherung Aktiengesellschaft				AA–

Bonds and notes issued

The bonds and notes issued by our Group are rated as follows:

	A.M. Best	Fitch	Moody's	S&P
Munich Re Finance B.V., 6.75%, €3.0bn, Subordinated Bonds 2003/2023	a	A	A2	A
Munich Re Finance B.V., 7.625%, £300m, Subordinated Bonds 2003/2028	a	A	A2	A
Munich Re America Corporation*, 7.45%, US$ 500m, Senior Notes 1996/2026	bbb		A2	A–

*Formerly American Re Corporation.

Analysis of the consolidated cash flow statement

Our primary insurance and reinsurance operations have a significant influence on the cash flow of the Munich Re Group. We generally first collect the premiums for the risks assumed and do not make payments until later, in the event of loss. The cash flow statements of insurance companies are therefore of limited relevance. The cash flow statement is adjusted to eliminate the effects of fluctuations in exchange rates and changes in entities consolidated.

Consolidated cash flow statement

All figures in €m	2006	Prev. year*
Cash flows from operating activities	**6,886**	6,119
Cash flows from investing activities	**–4,496**	–2,928
Cash flows from financing activities	**–2,496**	–2,901
Cash flows for the financial year	**–106**	290

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The strong cash inflows from operating activities are attributable to the highly satisfactory performance of these activities. The excellent consolidated result of €3,536m has been adjusted in the consolidated cash flow statement by €1,423m to take account of the change in technical provisions. There was an increase in provisions for future policy benefits at the Group's primary insurers due to the continuing decline in policy terminations and to portfolio development and strong new business production, particularly at recently established companies abroad. Conversely, these provisions fell at our reinsurance companies as a result of our planned reduction in a high-volume quota share reinsurance treaty. The loss reserves at the reinsurers in the Munich Re Group declined primarily because of the settlement of a large number of claims from prior years in respect of which we had posted reserves, and the reduced need for new reserves due to the absence of severe natural catastrophes. The positive cash flow generated by the fall in the balance of other receivables and liabilities of €1,303m resulted from rearrangements of the investment portfolio. The net gains on the disposal of investments – which in adjusting the consolidated profit have to be deducted from the cash flows from operating activities – are essentially attributable to the disposal of securities available for sale.

The cash outflows for investing activities were determined by payments for the acquisition of investments. These exceeded the inflows from the sale/maturity of investments by €4,157m. The inflows from the sale of consolidated companies include the ADA-HAS Group. The sales consideration of €10m was received in cash. In the financial year 2006, we acquired a 75% stake in the İsviçre Insurance Group. We paid €211m of the purchase price in cash and offset this in the cash flow statement against the cash of €21m held by the subsidiaries acquired. The Munich Re Group additionally assumed a total of €124m in investments and €191m in technical provisions through acquisitions.

The cash outflows for financing activities stem primarily from the dividend payment for 2005 of €723m and that part of the redemption of the ERGO International AG exchangeable bonds with impact on cash flow totalling €335m. The share buy-back resulted in a cash outflow of €259m.

Overall, in the year under review cash – which includes cash at bank, cheques and cash in hand – fell slightly by €106m to €2,172m.

Other success factors

Competence and state-of-the-art knowledge for our clients
Intelligent solutions for new challenges
Highly qualified and motivated staff

Instrumental in securing the Munich Re Group's sustained economic success are not only the high quality of our business operations but also a number of factors that cannot be measured by financial performance alone. These include:

- Open dialogue with our clients
- Our firm commitment to new, needs-oriented products and services
- Our corporate responsibility towards employees, society and the environment
- Efficient business processes for managing our Group and identifying or avoiding risks

Clients and client relationships

The Munich Re Group has different client bases in reinsurance and primary insurance. The reinsurance group works together with over 5,000 corporate clients – traditional insurers and captives – from around 160 countries. By contrast, our primary insurers service around 33 million policyholders throughout Europe, most of whom are private clients. The products and services we offer therefore differ accordingly.

Reinsurance

As reinsurers, we aspire to be the preferred partner in risk for our clients. Our operative business consequently provides companies wishing to cede insurance risks with the full range of underwriting products. In addition, they can benefit from our strengths that go beyond actual reinsurance cover: our financial strength, our knowledge, our solution-oriented approach, and the treatment of our clients as partners.

We continued to be the preferred partner in knowledge for many clients throughout the world in 2006. In Munich and at our many offices and subsidiaries, we offer a large number of seminars and workshops each year on fundamental topics in all lines of insurance. Held in various languages, these place the emphasis on dialogue between our clients and Munich Re experts. We also stage numerous specialist events at our clients' offices every year – forums, symposiums and seminars – dealing with current developments in the individual markets and ensuring a continual transfer of knowledge.

Our two scholarship programmes, which offer high-quality advanced training for our clients' prospective managers, have enabled us over the years to strengthen the partnerships we enjoy with our cedants.

Of course, we also pass on our competence to our business partners in printed form: in 2006, we brought out a total of 44 technical publications – in German, English, French, Italian, and Spanish. How much our clients appreciate this service is indicated by the some 1,150,000 downloads from our publication portal at www.munichre.com last year.

Our solution-oriented approach to collaboration is clearly illustrated by connect.munichre, our internet client portal, where we provide our cedants with round-the-clock assistance: useful knowledge, services, analysis and quotation tools from the areas of property-casualty and life. This both supports primary insurers in daily business and presents a direct and secure interface to Munich Re. With its swift, efficient and safe interactive features, connect.munichre supplements and optimises Munich Re's range of services and rounds off personal client relationships. The portal is currently used by over 860 insurers globally.

Last but not least, our cedants benefit from our local presence. Branches and subsidiaries around the world ensure that our clients can always find us where and when they need us. We thus combine international know-how with in-depth knowledge of local conditions, to offer our clients individual solutions in every case.

Primary insurance

In primary insurance, our products and services are mainly for private clients throughout Europe, who make up the bulk of our clientele, along with small and medium-sized firms. They can choose from the full range of product groups: life and health insurance, property-casualty insurance, legal expenses insurance, travel insurance and assistance services, fund products offered by MEAG as the asset manager of Munich Re and ERGO, and bank products from our cooperation partner HypoVereinsbank. With this all-round offering, our companies are well positioned in the market: their clients can cover all their financial-service needs comfortably from one familiar and proven source.

ERGO's professional client management has been tested for client satisfaction and service by the German technical inspection agency TÜV and rated as "good". The quality of its claims management is ISO9001-certified, for which regular on-the-spot checks are made in addition to the extensive audit and claims controlling that occurs.

Research and development

As outlined in the general parameters section, the (re)insurance market is subject to a wide variety of influences. The Munich Re Group concerns itself with these factors at an early stage so as to help shape them wherever possible and to adapt its products and services to the new circumstances or devise innovative solutions.

Our 23 centres of competence play a special role here: they are active in many different fields, and the significance of their work sometimes goes far beyond the immediate world of insurance. Not only do they create the basis for identifying and highlighting new risks; they also help control them by making them insurable. Geo Risks Research, for example, supports our underwriting of natural hazard risks and is a much sought-after partner for our clients as well as for scientists and politicians. The Centre of Competence for Biosciences focuses on genetic engineering and explores the opportunities and risks of this key technology for the insurance industry. Other centres of competence deal with topics like the assumption of old loss portfolios ("customised portfolio solutions"), IT risks, directors' and officers' (D&O) liability and jewellers' block – a line of insurance covering all the risks of jewellery business and the diamond trade – and also workers' compensation.

Lastly, our Knowledge Management Centre of Competence provides the methodological and institutional foundations for the constant updating and exchange of knowledge within the Munich Re Group, enabling us to secure, expand and efficiently utilise our most important resource – the knowledge of our staff. The centre of competence coordinates these activities centrally, advising the working groups about methods, continually optimising structures and processes, improving the infrastructure and so ensuring a living culture of knowledge.

There are now more than 40 topic networks, in which 650 staff from over 20 countries are engaged. They expand our know-how, package it, and liaise with clients and colleagues alike.

In underwriting, we have set up five cross-divisional innovation teams, i.e. interdisciplinary groups made up of highly qualified experts who work in close contact with the underwriting units to identify and tap new business opportunities. They help promote growth in the respective divisions on three levels: by supporting business transactions, by designing and adapting products, and by developing particular segment strategies. In this process the divisional units, with their direct access to the needs and requirements of our clients, remain the main source of new business ideas – the innovation teams act mainly as internal consultants and are the driving force behind the successful realisation of ideas. Our cedants benefit from these solutions in many ways, be it in the individual design of policies, in claims management, or in analysing and optimising a client's portfolio structure.

Thus, for example, in the health markets of Asia and Latin America, we are implementing a new business model called CRI (Consultative Reinsurance). Companies in these regions are faced with the challenge of utilising growth opportunities but at the same time managing the rising health costs and risks. We offer our clients ongoing consultancy as an integrated component in a reinsurance programme. Through our international network of health market specialists, we support them in introducing appropriate actuarial methods, in improving the efficiency of their underwriting, and in managing insurance fraud more effectively. CRI strengthens our role as an active partner in risk management.

Innovative solutions that tap into new business potential are also developed by the divisional units from their direct contact with clients. This is the case, for example, in agricultural insurance in the US market, which is subject to extensive state regulation. Services, however, provide a lever for winning a larger market share. Munich Re has successfully taken advantage of this situation by entering into long-term strategic partnerships: thanks to flexible general conditions and close cooperation on the underwriting side, we have offered selective cedants the chance to make themselves less dependent on the capital markets. Through an exclusive partnership with an international corporation in the US agricultural industry, we have also acquired an alternative direct distribution channel that can, in addition, be transferred to other markets. In sum, we were able to substantially increase our market share in US agricultural insurance.

Our primary insurers place the emphasis of their research and development on forecasting demographic trends and incorporating the results into product design. For these trends constitute important parameters for calculating policy terms and thus for structuring products. Besides this, demographic change is affecting social security systems and consequently influencing our clients' need for private provision.

In order to be able to work with all the available information, ERGO collaborates closely with the Intergenerational Compacts Research Centre at the Albert Ludwig University in Freiburg, whose areas of research include old-age provision, healthcare, long term care and tax. Our product development combines the scientific findings of the research centre with our own knowledge and ERGO insurers' own extensive experience with clients.

ERGO's life insurers also use their own mortality tables in order to have customised data available for their specifically structured portfolios. The health insurers make use of the mortality tables developed by the German Association of Private Health Insurers. Our actuaries work closely with the German Association of Actuaries to constantly extend and update their knowledge of client life expectancy.

Staff

Our staff provide the basis for our success with their competence, motivation and commitment. They embody the qualities with which Munich Re turns risk into value. That is why we invest consistently in further developing their skills.

Facts and figures

On 31 December 2006, 37,210 (37,953) staff were employed with the Munich Re Group worldwide, 6,928 (6,798) in reinsurance, 29,509 (30,465) in primary insurance and 773 (690) in asset management. In primary insurance, the number of employees sank by 956 to 29,509 compared with the end of 2005. This largely reflects the changes in Group companies: ERGO's sale of the IT service provider ADA alone resulted in a reduction of around 1,100 employees in Germany. The acquisition of the Turkish İsviçre Group has led to the addition of 478 employees outside Germany. On balance, owing to strong growth abroad, we are expanding personnel there, whereas in Germany we show a net reduction of 1,688 staff. Where jobs have been cut, this has been done through natural fluctuation and with due regard to social aspects, avoiding redundancies. In reinsurance and asset management, on the other hand, staff numbers increased slightly by 130 and 83 respectively.

Munich Re's staff turnover rate has been consistently low for years, a fact that indicates our attractiveness as an employer and our employees' identification with the Company. ERGO's higher figure is mainly attributable to group acquisitions and disposals.

Munich Re Group staff


Reinsurance companies 6,928 (18.6%)
Asset management 773 (2.1%)
Primary insurance companies 29,509 (79.3%)

Reinsurance – Staff by region


Asia and Australasia 6.2%
Rest of Europe 10.9%
Germany 48.9%
Africa, Near and Middle East 6.9%
North America 25.3%
Latin America 1.8%

Primary insurance – Staff by region


Rest of Europe 25.1%
Rest of the world 2.5%
Germany 72.4%

Overall turnover at the main Group companies in Germany


ERGO
5.9%
Munich Reinsurance Company
2.8%
MEAG
8.0%

Initial and further training

Initial and further training rank among our strategic tasks, not least for reasons of risk management in the human resources sector. Our staff must be highly qualified and motivated to ensure the continued success of our operations. Their knowledge edge is critical to designing solutions for new market developments at an early stage and to meeting the growing requirements of our business. We ensure the necessary qualifications and skills through systematic personnel measures that take into account individual abilities and future requirements. Hence, we consistently offer a large number of internal seminars for personal and specialist training.

We are also firmly committed to giving young people sound professional training and good career perspectives: in 2006, a total of 1,295 trainees were employed in the Munich Re Group. At ERGO, the percentage of trainees was 5.8% (6.5%).

International promotion of talent

Since 1997, Munich Re Munich has been systematically identifying and preparing staff for future management tasks with its scheme for assessing and developing staff potential (POE). We have now extended this system to the international reinsurance group. Highly talented and qualified staff are selected and groomed for management functions in Munich and for leading functions at business units abroad. As a result, we create career prospects for our staff internationally throughout the reinsurance group and can fill vacancies with particularly suitable employees. The ERGO Management Academy (EMA) offers a broad range of programmes to support executive staff, be they experienced managers or employees at home and abroad who are assuming managerial responsibilities for the first time. Special attention is devoted to the international exchange of views and ideas between executives of the ERGO companies.

Environment

Munich Re's business is inextricably linked with ecological aspects, even if as a service provider we place comparatively little burden on the environment ourselves. We are directly affected by environmental impacts, such as the growing number and intensity of weather-related natural catastrophes. A particular focus of our commitment is therefore climate protection: for many years Munich Re has been contributing its specialist knowledge to numerous organisations and associations concerned with global climate change, especially UNEP FI, the Finance Initiative of the United Nations Environment Programme, which promotes understanding of climate change in the financial sector.

In addition to this, in April 2005, Munich Re became a founder-member of the Munich Climate Insurance Initiative for insurance solutions intended to benefit people in developing countries. In the Climate Group, an international alliance of companies, governments and cities for climate protection, we work for the reduction of greenhouse gases from the 20 economies with the highest emission levels and the 500 largest firms. In 2006, we also become the first German company to sign the UN PRI, Principles for Responsible Investment, thus committing ourselves to observing social and ecological criteria in our investments (cf. page 92).

We apply such criteria in our operational ecology as well: Munich Re Munich and Victoria have had their environmental management systems certified to EMAS (EU Eco-Management and Audit Scheme) and to ISO 14001, a standard to which DAS UK is also certified. The ERGO Insurance Group has significantly increased its environmental commitment as a whole.

Social commitment

As a globally operating corporation, the Munich Re Group accepts its responsibility towards society and supports various social and cultural projects. Knowledge obligates – that is the conviction that led to our setting up the Munich Re Foundation, whose operations were publicly launched in April 2005, with a capital of €50m. Under the motto "From Knowledge to Action", the Munich Re Foundation has set itself the aim of helping people in risk situations and improving their situation – especially in countries where the people are too poor to make use of financial services like insurance. The foundation not only provides direct support but also devotes itself to promoting knowledge, heightening awareness and networking, which facilitates self-help. In its work, it can build on the highly developed risk knowledge of its benefactor. Detailed information on the Munich Re Foundation can be obtained from its report at www.munichre-foundation.org.

Munich Re staff also practise solidarity. Their voluntary work is supported by the Dr. Hans-Jürgen Schinzler Foundation, which provides a platform for private initiatives. The foundation makes it easier to exchange ideas with like-minded individuals and to provide mutual support. As a result, numerous charitable projects in Germany, Latin America and Asia benefit.

The charities Victorianer helfen and DASler helfen have the same objective. Financed mainly from donations of a few cents that Victoria and D.A.S. staff make from their salaries and commissions each month, they support social projects in Germany and abroad. Employees of Karstadt-Quelle Versicherungen collect money on campaign days each year for the Madeleine Schickedanz KinderKrebs-Stiftung, which carries out research into child cancer.

People cannot and should not be considered purely in terms of their economic needs. That is why, for example, we support the Gustav Mahler Jugendorchester on its concert tours. This orchestra of young musicians keeps classical music very much alive and well. The past year's concert itinerary took these highly talented musicians to venues like Madrid, Munich and Paris. Beyond this, Munich Re supports a number of environmental, social and cultural projects.

People as human beings are also at the centre of DKV's collaboration with the German Hygiene Museum in Dresden. Selected exhibitions make a meaningful contribution to public debate – like the one that opened in 2006 entitled "Deadly Medicine: Creating the Master Race", which had been developed by the United States Holocaust Memorial Museum in Washington. Our Spanish company DKV Seguros is also making a long-term contribution to more social commitment: its client call-centre is staffed solely by physically disabled colleagues – a project supported by the company's own foundation, Fundación Integral. Inspired by this idea, ERGO Hestia in Poland has set up a similar foundation.

Social responsibility is likewise practised by Hamburg-Mannheimer with its foundation Jugend & Zukunft, which awarded prizes in 2006 for the first time. Under the motto "Fußball bewegt" ("Football moves") it honoured various initiatives that bring young people together using sport as a medium of integration.

IT processes

Information security
Munich Re ensures the security of all its data, computers and networks worldwide. IT security in primary insurance and reinsurance is organised in separate, but individually effective structures.

At the top of our security pyramid in the reinsurance group is the IS Office, which defines uniform standards and guidelines applied by all our companies globally. It is also responsible for information-security crisis management and for quality assurance in the enforcement of the relevant directives. In addition, it instructs our Security Centre of Competence in Toronto, whose functions include testing the IT infrastructure of the reinsurance group and central IT applications for weaknesses and possible security risks. We attach great importance to the security training of all our staff.

Regular external audits have confirmed that Munich Re's information security is at a high level. However, given that we see security as a process rather than a state, we are constantly refining our strategies and standards as part of our information risk management. This process is geared both to the actual risks and to ways of minimising them in order to support Munich Re's business operations. The recommended measures are carefully weighed up and taken into account in the security architecture, which not only describes the technical and organisational aspects but also includes risks related to the "human factor" in the broadest sense.

However, the security organisation does not just concern itself with protective measures. It also acts as a consultant for the divisional units in jointly assessing information security risks at potential clients. To this end, it has delegated a permanent representative to the Information Technology Topic Network and carries out or partners information risk assessments.

ERGO's IT security is part of our cross-corporate IT security management, which embraces four levels: security policy, guidelines, concepts and technical implementation. Responsibility for the management of information security in the ERGO Group lies with the IT Security Officer, who is supported by the IT Security Management Board – a strategy and controlling body.

ERGO's security management is being continually improved and extended with a view to gearing it to international standards – we are aiming for certification to ISO 27001 by 2009. We are also preparing for the developments of Solvency II and the requirements of ISO 27001, which go beyond the basic protection demanded by the German Federal Office for Information Security, by building up an information security management system in conjunction with operational risk management in the IT sector. This involves investigating all the main points of IT security, analysing the risks identified in their entirety, and putting in place security measures where there is a need for protection.

IT Security Management also supports risks analyses for future strategic and operational projects in order to safeguard the ERGO Group's assets long term.

Gloria
With our reinsurance platform Global Reinsurance Application (Gloria), we are providing the reinsurance group with a consistent data basis and an integrated system for all business-relevant core processes. Building on various SAP modules, we are thereby harmonising the business processes in our reinsurance, not only enhancing the quality and efficiency of individual process steps – such as underwriting, claims and accounting – but also improving the analysis, management and administration of our reinsurance business as a whole. The harmonisation of all core business processes will also serve our global risk management, which will have extensive data available even more quickly.

We have successfully completed the roll-out at Munich Re Munich and 15 linked branches. In the next few years, we plan to include the remaining branches and our subsidiaries, starting with Munich Re America.

GENESYS

Our primary insurers are also standardising their business processes and developing new software applications for this purpose. Since 2003, ERGO has gradually been introducing a uniform IT landscape as the precondition for harmonised processes. The Hamburg-Mannheimer companies were successfully integrated into the system in 2003, followed by D.A.S. and Victoria in 2004. At the start of 2005, we began work on the project GENESYS in health business. Victoria Krankenversicherung AG was converted in 2006 and will be followed by DKV in April 2007. IT systems at ERGO's companies outside Germany are also being gradually standardised – a process steered by an international IT Board.

These measures will make a major contribution to reducing IT costs and to modernising ERGO's IT platforms. Although they require high investment, they will enhance our competitiveness in the long term.

STAR

Additionally in 2006, the Munich Re Group established a uniform basis for the investment reporting of all its companies. With STAR (STandardised Asset Management Reporting), the Munich Re Group now has a central data basis for Group-wide reporting that covers virtually all the Group's investments. A team of experts from Munich Re, ERGO and MEAG had been working since 2004 to devise and technically implement a Group-wide reporting concept, and in October 2006 we successfully concluded this process with the go-live of STAR at the remaining companies not yet using the system.

This enables us to steer our investments better and more effectively, because reports are prepared more quickly and conform to uniform standards Group-wide. It also makes it easier for us to satisfy the growing demands of investors, rating agencies, analysts and supervisory authorities, who expect comprehensive reporting on the investments of all our Group companies.

Corporate governance report*

It is our conviction that good corporate governance creates lasting value. We therefore apply the highest standards to our operations and activities, complying with all the recommendations of the German Corporate Governance Code. Beyond this, we have our own Munich Re Code of Conduct specifying ethical and legal requirements that must be met by employees.

How we view corporate governance
Corporate governance stands for a form of responsible company management and control geared to long-term creation of value. Of particular importance to us in this context are the promotion of shareholders' interests, efficient practices on the Board of Management and Supervisory Board, good collaboration between these bodies, and open and transparent corporate communications.

Continually improving our good corporate governance is an important principle underlying our business activities.

What rules apply to Munich Re?
With its international organisation, the Munich Re Group has to consider corporate governance rules in different national legal systems. Clearly, we observe not only the respective national standards but also internationally recognised best practices. In Germany, where Munich Re has its headquarters, corporate governance rules are laid down above all in the German Stock Companies Act, the German Co-Determination Act and the German Corporate Governance Code. The latter, which entered into force in 2002 and has since been amended several times, contains the main legal rules that must be observed by German listed companies. In addition, it includes recommendations and proposals based on nationally and internationally recognised standards of good and responsible management. Every year, Munich Re's Board of Management and Supervisory Board publish a declaration stating how far the Code's recommendations have been complied with. The 2006 declaration of conformity can be found on page 113.

Corporate legal structure
Munich Re is a joint-stock company ("Aktiengesellschaft") within the meaning of the German Stock Companies Act. It has three governing bodies: the Board of Management, the Supervisory Board and the Annual General Meeting. Their functions and powers are derived from this Act and the Articles of Association. This means that our Articles of Association (which can be accessed on our website at any time) are of considerable importance.

Statutory regulations and provisions in the Articles of Association concerning amendments to the Articles
The German Stock Companies Act contains general provisions governing amendments to the Articles of Association (Sections 124 paragraph 2 sentence 2, and 179–181 of the Act). These state that only the Annual General Meeting can make resolutions on changes to the Articles of Association. In order to be carried, a resolution must receive at least three quarters of the votes cast by the share capital represented in the vote. The Articles of Association may stipulate a different capital majority (higher or lower) or other requirements, but Munich Re's Articles of Association do not provide for any such special features.

The German Stock Companies Act contains special regulations on amendments to the Articles of Association where increases and reductions in share capital are concerned (Sections 182–240 of the Act). Under these regulations, all resolutions on capital measures are generally to be made by the Annual General Meeting. Within a self-determined scope, however, the Annual General Meeting can authorise the Board of Management to initiate certain (capital) measures (see page 100 for the authorisations relating to Munich Re). In all such cases, a resolution of the Annual General Meeting is required that has been adopted by at least a three-quarter majority of the share capital represented in the vote. Where these resolutions are concerned, Munich Re's Articles of Association again do not provide for other (i.e. higher) majorities or further requirements.

The Annual General Meeting is entitled to transfer to the Supervisory Board the authority to make amendments to the Articles of Association that affect only the wording (Section 179 paragraph 1 sentence 2 of the German Stock Companies Act). This is the case with Munich Re and has been regulated in Article 14 of the Articles of Association.

Board of Management
Duties and responsibilities of the Board of Management
The Board of Management is responsible for managing the Company. In doing so, it must safeguard Company interests and endeavour to achieve a long-term increase in the value of the Company.

*Joint corporate governance report of the Board of Management and Supervisory Board in accordance with item 3.10 of the German Corporate Governance Code.

Internal regulation of the Board of Management
Munich Re's Board of Management had 11 members at the end of the 2006 financial year. It was trimmed down to nine members as of 1 January 2007, with a further reduction to only eight members as at 1 March 2007. Pursuant to Article 16 of the Articles of Association, the Board of Management must comprise a minimum of two persons; beyond this, the number of members is determined by the Supervisory Board. Rules of procedure issued by the Supervisory Board regulate the distribution of responsibilities and cooperation on the Board of Management, which has had two committees since 1 January 2006 – one for Group operations and one for reinsurance operations – in order to enhance the efficiency of its work.

Statutory regulations and provisions in the Articles of Association governing the appointment and dismissal of members of the Board of Management
The legal parameters for the appointment and dismissal of members of the Board of Management are specified in Sections 30–33 of the German Co-Determination Act and Sections 84 and 85 of the German Stock Companies Act. Munich Re's Articles of Association do not deviate from this. The Supervisory Board appoints the members of the Board of Management and may dismiss them at any time for good cause. On initial appointment, members of the Board of Management are usually given contracts for a term of between three and five years. Extensions of up to five years are possible and – in exceptional cases – members of the Board of Management may also be appointed by a court of law.

Authorities of the Board of Management with particular regard to the option of issuing or buying back shares
Pursuant to Article 4 of the Articles of Association, Munich Re's Board of Management is authorised to implement certain capital measures (Authorised Capital Increases 2004 and 2006, Contingent Capital Increase 2003 I and 2005).

Furthermore, by resolution of the Annual General Meeting of 19 April 2006, the Board of Management was authorised to buy back and use the Company's own shares. The complete wording of the resolution adopted on agenda item 5 can be accessed on our website (www.munichre.com) at any time. With the share buy-back – resolved and announced on 7 November 2006 for a maximum total purchase price of €1bn – the Board of Management has partially exhausted this authorisation. Additional information is available on page 178 and of course on the internet.

Collaboration between Board of Management and Supervisory Board
The Board of Management and Supervisory Board cooperate closely to the benefit of the Company. The Board of Management coordinates the Company's strategic approach with the Supervisory Board and discusses the current state of strategy implementation with it at regular intervals. It reports regularly to the Supervisory Board. Certain types of transaction, such as investments of substantial size, generally require the Supervisory Board's consent.

Supervisory Board
The Supervisory Board monitors the Board of Management and gives counsel where appropriate. Certain transactions, such as major investments or capital measures, require its approval, but it is not authorised to take management action. The Supervisory Board also appoints the external auditor of the financial statements. Remuneration of the members of the Supervisory Board is regulated in the Articles of Association, i.e. is determined by the shareholders.

In compliance with the law and the Company's Articles of Association, Munich Re's Supervisory Board has 20 members. Half are elected representatives of the employees, and half representatives of the shareholders, elected by the Annual General Meeting.

Munich Re's Supervisory Board has four committees: the Standing Committee, the Personnel Committee, the Audit Committee and the Conference Committee.

Annual General Meeting
At Munich Re's AGM, the principle of "one share, one vote" applies. Shareholders may exercise their voting rights personally or authorise a proxy appointed in writing, a bank or a shareholders' association to cast their votes. Munich Re also offers its shareholders the opportunity to have their voting rights exercised in accordance with their personal instructions by one of the proxies nominated by the Company.

Significant agreements which take effect, alter or terminate upon a change of control following a takeover bid
Based on our underwriting policy, our reinsurance agreements include a clause that grants both parties to the agreement a right of extraordinary cancellation in the event that "the other party merges with another company or its ownership or control undergoes a material change".

Such or similar clauses are typical of the industry. Munich Re's long-term incentive plans provide for special exercise conditions in the event of a change of control following a takeover bid. Beyond this, there are no other significant Munich Re agreements that take effect, alter or terminate upon change of control following a takeover bid.

Corporate governance topics in 2006

A code of conduct for all employees of Munich Re and the reinsurance companies of the Munich Re Group has been in force since 2006 and is published on our website. The purpose of the code is to provide clear information and guidance for employees (including members of the Board of Management) on the basic legal and ethical requirements they must comply with in the course of their work for the individual Group companies.

On 1 January 2006, the Board of Management set up two committees from amongst its ranks – one for Group operations and the other for reinsurance operations. This organisational distinction between Group matters and the operative management of our reinsurance business has proven a success. It permits a more focused deployment of resources and enables us to manage the Group as a whole more efficiently in its various fields of business.

As from the financial year 2006, Munich Re is publishing the remuneration of the Board of Management in individualised form for the first time (see remuneration report).

Last year, the Supervisory Board again reviewed the efficiency of the Board of Management's activities. The main focus was on the content and timing of reports from the Board of Management to the Supervisory Board. This was assessed as generally positive and efficient, as was the improvement in the efficiency of the Supervisory Board's work in the financial year 2006.

Recommendations and suggestions of the German Corporate Governance Code

In November 2006, the Board of Management and the Supervisory Board published the following declaration of conformity, in accordance with Section 161 of the German Stock Companies Act:

"Since 24 July 2006, Munich Re has complied with all the recommendations of the Government Commission's German Corporate Governance Code of 12 June 2006 (published on 24 July 2006).

Since the last declaration of conformity in November 2005, Munich Re has fulfilled – with only one exception – the recommendations of the Government Commission's German Corporate Governance Code in the version of 2 June 2005 (published on 20 July 2005). The exception involved the since-deleted recommendation in item 4.2.4 sentence 2 of the German Corporate Governance Code (individualised disclosure of the Board of Management's remuneration in the notes to the consolidated financial statements)."

Munich Re also complies with all the suggestions of the Code with only one exception. This concerns item 5.4.7 paragraph 2 sentence 2 of the Code, which suggests that the result-related remuneration of members of the Supervisory Board should include components based on the company's long-term performance. We consider that a convincing remuneration model for this is still lacking and that our remuneration model, approved by the Annual General Meeting in 2005, is a good solution in terms of corporate governance.

Remuneration report

Structure of the remuneration system for the Board of Management

In compliance with the German Corporate Governance Code, we here explain the principles of the remuneration system for Munich Re's Board of Management and the structuring of the individual remuneration components.

The structure and amount of the remuneration are determined by the Supervisory Board's Personnel Committee, whose three members comprise the Chairman of the Supervisory Board, another of the shareholder representatives and one of the employee representatives. The full Supervisory Board discusses the remuneration structure and reviews it regularly.

Structure and system of the Board of Management's remuneration effective 1 January 2006

Component	Assessment basis/ parameters	Corridor	Precondition for payment	Payment
Basic remuneration, remuneration in kind/fringe benefits (company car, healthcare, security measures, insurances)	Function, responsibility, length of service on Board	Fixed	Contractual stipulations	Monthly
Short-term compensation component Annual bonus	Consolidated result Company result Divisional result Individual objectives	0–150% 0–150% 0–150% 0–150%	Achievement of objectives	Annually, in the following year
Medium- and long-term compensation component Medium-term bonus	Consolidated result	50–150%	Achievement of objectives at least 50% on average over three years	In the fourth year
Share-price-based compensation component Long-term incentive plan (stock appreciation rights; term: seven years)	Appreciation in share price	0–150%	> End of vesting period (two years) > 20% share price increase > MR shares have outperformed EURO STOXX 50 twice at the end of three-month period during the term of the plan	As from third year of plan until end of plan
Retirement plan Pension entitlement	Basic remuneration Number of years on the Board	Fixed	> Retirement > Insured event > Premature termination or non-extension of employment contract under certain circumstances	–

Fixed components

Basic remuneration

The fixed annual basic remuneration is paid in the form of a monthly salary.

Remuneration in kind/fringe benefits

Remuneration in kind and fringe benefits are granted according to function, and are in line with market trends. Tax on the related benefits is subject to the individual tax rates of the respective Board member; the tax burden is borne by the Company.

Variable components

Short-term compensation component – Annual bonus

This compensation component is based on different categories of objectives. The targets and scaling for Group, corporate and divisional objectives are geared to particular indicators; individual objectives form the basis for the achievement of personal targets. The key indicator used for the Group objective is return on risk-adjusted capital – RORAC, which is comprised of key figures from external accounting, and from other key portfolio and performance data. Information on the definition of RORAC is provided on page 54 f. We use the performance measures embodied in value-based management for the corporate and divisional objectives.

The processes defined to specify objectives and assess their achievement also involve the external auditor, who examines targets and their fulfilment for correctness, objectivity and reliability. The audit results and any potentially controversial aspects are rendered transparent for the Supervisory Board's Personnel Committee.

Medium- and long-term compensation component – Medium-term bonus

The medium-term bonus is based on performance over a three-year period. It is measured on the basis of the Group result category from the short-term compensation component. Payments are made only if the achievement rate is at least 50% on average for the three-year period.

Share-price-based compensation component – Long-term incentive plan

This remuneration component, with a long-term perspective, is linked to the sustained appreciation of Munich Re's share price. The long-term incentive plan is set up each year, and the participants receive a certain number of stock appreciation rights. These can only be exercised if, after a two-year vesting period, Munich Re's share price has risen by at least 20% since inception of the plan and the shares have outperformed the EURO STOXX 50 at least twice at the end of a three-month period during the term of the plan. The exercise hurdles are exacting and in keeping with the German Corporate Governance Code.

Whether the stock appreciation rights can be exercised and, if so, when, is not certain at the time they are granted. The exercising and proceeds depend on the development of the share price and the exercise price and date. The amount of income is limited. Up to now, it has only been possible to exercise stock appreciation rights under the plans set up in 1999, 2003 and 2004. Further information on the long-term incentive plans can be found on pages 207 to 209 of the notes to the financial statements.

In the case of 100% achievement of objectives (annual bonus, medium-term bonus) and based on the imputed value of the share-price-linked compensation (long-term incentive plan) at the granting date, the weightings of the individual components in terms of total remuneration are as follows: basic remuneration approximately 25%, annual bonus approximately 35%, medium-term bonus approximately 20%, and long-term incentive plan approximately 20%. Annual bonus, medium-term bonus and long-term incentive plan together form a well-balanced incentive system.

In accordance with the recommendations of the German Corporate Governance Code, the monetary remuneration of the Board members thus comprises fixed and variable components, all of which are appropriate in themselves and as a whole. Criteria for this are in particular the respective Board member's duties, the Board member's personal performance, the performance of the Board as a whole and the financial situation, performance and future prospects of Munich Re, taking into account the relevant benchmarks.

A different arrangement applies to the remuneration structure of Mr. Phelan, who is not only a member of the Board of Management but also the President, Chief Executive Officer and Chairman of the Board of Munich Re America Corporation. He therefore has special remuneration agreements, with the major portion of his income derived from the USA.

Other remuneration

In the case of seats held on other boards, remuneration for board memberships must be paid over to the Company or is deducted in the course of regular compensation computation. Excepted from this is remuneration for personal memberships, which do not exist at present. In the event of a change of control, the members of the Board of Management have no contractual entitlement to payments. As far as the share-price-based remuneration is concerned, the conditions provide for special exercise options in the case of a change of control. Details of this are provided in the notes to the consolidated financial statements on page 209.

Pension entitlement

In addition to the regular remuneration, the members of the Board of Management are members of a defined benefit plan under which they will receive a fixed pension whose amount depends on their basic remuneration and their years of service on the Board. The pension level starts at 30% and can reach a maximum of 60% of annual basic remuneration. Members of the Board of Management are entitled to an occupational pension from age 60 if they leave the active service of the Company, or if their contract of employment is terminated prematurely or not extended due to incapacity for work or under certain other conditions.

Total remuneration of the Board of Management

In the year under review, after allocation to the appropriate periods, the remuneration of Munich Reinsurance Company's Board of Management for the performance of its duties in respect of the parent and subsidiaries showed an overall rise of €4.4m or 20.8% from €21.2m to €25.6m. The increase was solely attributable to the high provisions for the variable remuneration, mainly due to the very good result for the year under review.

The compensation components that Mr. Phelan received for his functions at Munich Re America Corporation is included in the total remuneration.

Remuneration of individual Board members
(in accordance with Section 285 sentence 1 item 9a sentences 5–9 of the German Commercial Code and Section 314 paragraph 1 item 6a sentences 5–9 of the German Commercial Code)

Name All figures in €	Basic remuneration	Remuneration in kind and fringe benefits	Annual bonus[1]	Medium-term bonus[1]	Value of stock appreciation rights granted	Total	Number of stock appreciation rights
Dr. Nikolaus von Bomhard	864,000.00	57,393.35	1,582,700.00	1,020,000.00	666,000.00	4,190,093.35	30,411
Dr. Ludger Arnoldussen[2]	75,000.00	7,566.00	139,650.00	90,000.00	60,000.00	372,216.00	2,740
Dr. Thomas Blunck	300,000.00	26,818.48	558,600.00	360,000.00	240,000.00	1,485,418.48	10,959
Georg Daschner	400,000.00	29,779.88	744,800.00	480,000.00	320,000.00	1,974,579.88	14,612
Dr. Heiner Hasford	696,000.00	40,700.34	1,024,100.00	660,000.00	294,000.00	2,714,800.34	13,425
Dr. Torsten Jeworrek	500,000.00	29,021.04	931,000.00	600,000.00	400,000.00	2,460,021.04	18,265
Christian Kluge	510,000.00	33,701.76	837,900.00	540,000.00	300,000.00	2,221,601.76	13,699
John Phelan[3]	857,253.16	127,530.32	1,023,379.46	1,404,458.51	99,930.00	3,512,551.45	4,563
Dr. Jörg Schneider	600,000.00	35,014.18	1,117,200.00	720,000.00	480,000.00	2,952,214.18	21,918
Dr. Wolfgang Strassl	300,000.00	14,959.09	558,600.00	360,000.00	240,000.00	1,473,559.09	10,959
Karl Wittmann	510,000.00	33,131.44	837,900.00	540,000.00	300,000.00	2,221,031.44	13,699
Total	**5,612,253.16**	**435,615.88**	**9,355,829.46**	**6,774,458.51**	**3,399,930.00**	**25,578,087.01**	**155,250**

[1] Owing to the very good business performance, provisions have been established for the maximum bonus amounts for the Munich Re Group/Company result.
[2] Member of the Board of Management since 1 October 2006.
[3] Remuneration in kind and fringe benefits include travel expenses from Princeton to Munich.

The variable compensation includes allocations to provisions for the annual bonus likely on the basis of current estimates and for the medium-term bonus. The share-priced-based compensation component is accounted for at fair value at the granting date. Information on the fair value can be found in the notes to the consolidated financial statements on page 207 f. Whether the variable components will actually be paid out to the Board members, and if so how high the sums will be, is not yet certain and will depend on the degree to which individual objectives are achieved, and on the exercise conditions of the long-term incentive plans. Munich Re shares have been acquired to cover future obligations arising from the long-term incentive plans so as to neutralise the expenses resulting from a growth in value of the stock appreciation rights with an increase in the value of the share portfolio.

Pension entitlements

Personnel expenses of €1.2m (1.1m) were incurred for the pension entitlements of active members of the Board of Management. The defined benefits for Board members are as follows:

Name All figures in €	Pension commitments as at 1.1.2007	Commitments for bridging amounts	Personnel expenses for increasing the provision
Dr. Nikolaus von Bomhard	380,160.00	–	284,237.00
Dr. Ludger Arnoldussen	150,000.00	–	0.00
Dr. Thomas Blunck	105,000.00	–	94,784.00
Georg Daschner	180,000.00	–	77,314.00
Dr. Heiner Hasford	375,840.00[1]	548,680.00[2]	263,560.00
Dr. Torsten Jeworrek	165,000.00	–	122,229.00
Christian Kluge	244,800.00	–	0.00
John Phelan	460,559.27[3]	–	117,677.44[4]
Dr. Jörg Schneider	252,000.00	–	194,722.00
Dr. Wolfgang Strassl	105,000.00	–	77,082.00
Karl Wittmann	244,800.00	–	0.00
Total	**2,663,159.27**	**548,680.00**	**1,231,605.44**

[1] Pension commitment per annum after the age of 60.
[2] Bridging amounts for the period between retirement and reaching the age of 60 (March–November 2007).
[3] Pension commitment from Munich Re America.
[4] Personnel expenses of Munich Re America.

Members of the Board of Management appointed before 2006 are contractually entitled to an occupational pension comprising their former basic monthly salary for six months after retirement.

Total remuneration of former members of the Board of Management

Payments to retired members of the Board of Management or their surviving dependants totalled €5.2m (4.3m).

Pension commitments

Personnel expenses of T€17 (120) were incurred for retired members of the Board of Management. As at 31 December 2006, the pension provisions and provisions for comparable benefits for the retired members of the Board of Management or their surviving dependants amounted to T€0 (0) after deduction of plan assets held by a separate entity (e.g. under a contractual trust agreement).

Total remuneration of the Supervisory Board

The remuneration of the Supervisory Board was restructured by resolution of the 2005 Annual General Meeting to take account of the increased demands placed on the activities of Supervisory Board members in connection with the corporate governance discussion concerning transparent company management. At the same time, the change counters reservations about linking performance-oriented remuneration components to the dividend. The regulation applicable since then provides for a fixed remuneration component of €45,000 and a variable result-related remuneration component. The Chairman of the Supervisory Board receives twice, and the Deputy Chairman one-and-a-half times, this fixed and variable remuneration.

The result-related annual remuneration is based on the undiluted earnings per share from continuing operations, as shown in the consolidated financial statements in accordance with International Financial Reporting Standards

Remuneration of Supervisory Board members in the financial year 2006 in accordance with Article 15 of the Articles of Association[1] (in €)

Name	Fixed remuneration Annual	For committee work[2]	Result-related remuneration[3] Total Annual	Total
Dr. Schinzler (Chairman)	90,000.00	64,250.00	72,000.00	225,000.00[4]
Bach, Deputy Chairman	67,500.00	22,500.00	54,000.00	144,000.00
Prof. Dr. Kagermann	45,000.00	17,250.00	36,000.00	98,250.00
Dr. Pischetsrieder	45,000.00	22,500.00	36,000.00	103,500.00
Dr. Schmidt	45,000.00	41,750.00	36,000.00	112,500.00[4]
Appel	45,000.00	19,250.00	36,000.00	100,250.00
Stögbauer	45,000.00	19,250.00	36,000.00	100,250.00
Süßl	45,000.00	11,250.00	36,000.00	92,250.00

All other members of the Supervisory Board (Hartmann, Prof. Dr. Markl, Mayrhuber, Prof. Van Miert, Prof. Dr. v. Pierer, Dr. Sommer, Emmert, Dr. Janßen, Michl, Müller, Dr. Schimetschek, Vö) each received total remuneration of €81,000 (fixed remuneration of €45,000 and result-related remuneration[3] of €36,000).

[1] Plus turnover tax in each case, in accordance with Article 15 para. 6 of the Articles of Association.
[2] In the case of members of the Audit Committee, the amount includes attendance fees in accordance with Article 15 para. 4 of the Articles of Association.
[3] Highest possible amount in accordance with Article 15 para. 2 of the Articles of Association.
[4] After capping in accordance with Article 15 para. 5 of the Articles of Association.

(IFRS): each Supervisory Board member receives €4,500 for each full euro by which earnings per share exceed €4, but a maximum of €36,000.

The additional remuneration for work on committees – which is based on the fixed remuneration only – takes into account the recommendations of the German Corporate Governance Code.

The limitation of the total remuneration of each member of the Supervisory Board to two-and-a-half times the fixed remuneration ensures that the overall remuneration of individual Supervisory Board members remains appropriate even if further committees are set up.

There are no pension commitments for former members of the Supervisory Board or their surviving dependants.

Advances and loans

The members of the Supervisory Board and Board of Management did not receive any cash advances or loans in the year under review. Nor were there any notifiable transactions between Board members and the Munich Re Group. Furthermore, no payments were made or advantages extended to members of the Supervisory Board for services provided internally within the meaning of item 5.4.7 paragraph 3 of the German Corporate Governance Code.

Share trading and shares held by members of the Board of Management and the Supervisory Board

The Company has to be notified promptly of the acquisition or sale of Company shares or financial instruments based on these by members of its Board of Management and Supervisory Board and by certain persons closely related to or connected with them. This notification must take place for acquisition and sales transactions equal to or exceeding €5,000 in a single calendar year. Under Section 10 paragraph 1 of the German Securities Prospectus Act, Munich Re is obliged to publish information of this kind on its website without delay as well as in an annual document. On 17 May 2006, Dr. Sommer purchased 500 bonus certificates (WKN DE 000CM17127) on the Stuttgart stock exchange at €114.56 each. The total number of Munich Re shares and financial instruments based on these held by all members of the Board of Management and Supervisory Board amounts to less than 1% of the shares issued by the Company.

Prospects

Adherence to "profit before growth" strategy
Result target of 15% on risk-adjusted capital

There is a growing tendency among some capital market players to pursue legal action against companies in connection with statements they have published on future development, a trend that involves considerable loss potential for the companies concerned and for their other shareholders. This practice inevitably affects transparency, as many companies tend to be reluctant about the information they give on future business performance and disclose only what is required by law.

For this reason, we wish to emphasise the following: predictions about the forthcoming development of our Group are based primarily on planning figures, forecasts and expectations. Consequently, the following assessment of the Munich Re Group's development merely reflects our assumptions and views. It follows that we cannot accept any responsibility or liability in the event that they are not realised in part or in full.

For information on the risks emanating from our business, please consult page 124 ff.

Overview

In the coming years, we will adhere to our principle of "profit before growth" in primary insurance and reinsurance. In other words, we will strive for growth in profits, not in premium income. This means that we will continue to make every effort to optimise our business portfolio and improve the efficiency of our processes. Furthermore, we intend to and will expand our business, but not at the expense of sustained profitability.

In reinsurance, we will continue to systematically pursue our policy of risk-adequate prices, terms and conditions. We aim for profitable growth in both renewal business and new business. There is no alternative to profitable underwriting and active risk diversification: it is the only way to create long-term added value for our shareholders and clients alike.

Primary insurance, especially life and health business, is going through a period of great change. The public's need for cover in the area of healthcare and personal provision is rising and increasingly needs to be funded privately, as state social security systems in the vast majority of European countries are being scaled back. This opens up major opportunities in the medium and long term for our life, health and personal accident insurers. Despite the increase in insurance tax in Germany, we expect slight growth in property-casualty insurance, partly because the significant decline in premium volume in motor insurance will not continue as hitherto. In other countries, growth will remain satisfactory.

Our commercial success in 2006 and the gratifying trend of the past three years are proof that we are on the right track with our strictly profit-based corporate policy. Given the very good performance of our business, bolstered by a low major claims burden from natural catastrophes and favourable developments in the capital markets, we clearly surpassed our target by achieving a profit for the year of over €3.5bn (2.8bn) and a return on risk-adjusted capital (RORAC) of 20.3%. For 2007, we are adhering to our objective of a 15% RORAC independent of the market cycles. Although we will not finalise and publish the risk-adjusted capital applicable for 2007 until we have comprehensively assessed and published our risk position in May 2007, the resultant consolidated profit should lie between €2.8bn and €3.2bn. This would be equivalent to a return on equity (ROE) ranging between nearly 11% and 12%. Details of our corporate steering systems and in particular of our RORAC target figure are provided on page 52.

We remain committed to active capital management and a shareholder-friendly dividend policy. We therefore resolved on 7 November 2006 to buy back and retire Munich Re shares with a volume of up to €1bn. The buy-back was successfully concluded in February 2007. In addition, the Board of Management and Supervisory Board will propose at the Annual General Meeting that the dividend per share again be increased, by €1.40 to €4.50, thus enabling our shareholders to participate in Munich Re's outstanding result.

Economic parameters

Macroeconomic parameters are likely to be slightly less positive in the further course of the year, which has implications for insurance demand and for expected returns on investments.

Economy
The comparatively robust growth of the global economy should continue in 2007, albeit at a slightly reduced pace.

The US economy is expected to slow down moderately in comparison with last year, also because of a difficult housing-market environment. Moreover, given the tense political situation in the Middle East, a further significant decrease in oil prices is unlikely. For the USA, we expect inflation to be lower than last year.

The anticipated economic slowdown in the main industrial nations is also likely to curb growth in Japan in 2007. Nevertheless, the rate of increase in prices should be moderately positive again, following the slightly positive inflation rate registered in 2006 after years of deflation.

Although growth in the eurozone has been increasingly reliant on domestic demand recently, it will not be immune to the effects of a dampened global export climate. Germany's foreign trade will be affected, too, while private consumption will be burdened (albeit to a small extent) by the higher value-added tax. These factors lead us to expect a cooling of the economy in 2007.

We estimate that growth in the United Kingdom will also lose momentum.

The anticipated gradual slowing of the global economy is likely to be reflected in economic development in the emerging countries as well. Growth rates should decelerate somewhat in most regions, including Latin America, and central and eastern Europe. The Asian export markets will probably be affected by the economic slowdown in the US and the slightly reduced economic growth forecast for China.

Capital markets
The environment for the most important international stock markets is likely to become more difficult as a consequence of the anticipated cooling of the economy in the USA and the eurozone. Despite interest-rate increases by a number of central banks, there will probably be only limited scope for significantly higher long-term yields on the bond markets.

Insurance industry
If the dynamics of the world economy gradually slow down as expected in 2007, growth in the global insurance industry is likely to be subdued. The demand for insurance cover in the emerging markets should remain comparatively high, however. The German economy will probably also provide only weak impulses for property-casualty insurance in 2007, a situation that is bound to be aggravated by the current stage of the insurance cycle. The concept of private provision is likely to come more strongly to the fore in the medium to long term, not only in Germany but also in many other industrial nations, given that demographic trends are increasingly pushing state social security systems to their limits. Private health insurance should benefit from this environment, yet the political risks remain, as is illustrated by the discussion about healthcare reform in Germany. We feel that only by strengthening, not weakening, private provision and expanding its funding basis can Germany's structural problems be solved in the long term.

In the renewals of reinsurance treaties at the turn of the year 2006/2007, price trends varied between classes of business and regions. Overall, rates fell slightly, but they still offer a good level of profitability. We anticipate that the market will tend to become more difficult. In an environment of increasing competition, it is especially in the interests of end-clients, primary insurers and reinsurers alike to make sure that prices, terms and conditions remain risk-adequate.

Risks
The economic prospects are subject to uncertainties such as geopolitical threats – particularly in the Middle East and the Gulf region – and the risk of major new terrorist attacks. Other major risks are the global economic imbalances, especially the substantial deficit in the US budget and current account, which could weaken the US dollar and cause interest rates there to rise, impacting the economic situation in Europe as well. In addition, there is a high level of uncertainty regarding the further development of energy prices.

The insurance industry must cope not only with macroeconomic uncertainties but also with political risks, including state influence on private health insurance and other disadvantageous measures in the field of social, economic and tax policy. Political influences have grown steadily in recent years and these are complicating business management prognoses.

There are regulatory risks, too, as supervisory regulations are undergoing revision worldwide and requirements for reporting, capitalisation and even fundamental assessment of individual types of business are changing.

Markets continue to be subject to the risk that unexpectedly intense competition – whether from new or established providers – may have a negative influence on price levels. Keeping a clear focus on profitability before growth and on the efficiency of management systems will remain critical for success.

Development of the Munich Re Group

Reinsurance

Reinsurance offers considerable promise for the future, and we project that it will grow worldwide in the next decade. The development of property-casualty business is likely to be surpassed by the dynamic growth of life and health reinsurance. We predict the highest percentage growth rates will come from the emerging markets of Asia and Latin America. Given their higher starting level, Europe and North America should attain significantly greater absolute growth, albeit with lower percentage increases. Thanks to our global presence and special initiatives to expand our business in rapidly growing regions, the Munich Re Group is excellently positioned to take advantage of market opportunities in all areas of the world and in all fields of business.

In life reinsurance, premium income will experience a moderate decline in 2007, due to the scheduled reduction of a reinsurance treaty with a large premium volume. To consistently exploit new opportunities in the emerging markets, we have appreciably expanded our units specialised in the private-provision market, most recently by setting up a new life reinsurance subsidiary in Moscow. Fundamental growth impulses for our future new business should also come from other developments, e.g. the restructuring of the European solvency regime (Solvency II), the continuing privatisation trend in old-age and disability provision, and the dynamic expansion of the life insurance markets in Asia and eastern Europe.

At present, a host of opportunities for growth in various business models are opening up worldwide in the health segment. By integrating primary insurance and reinsurance as well as extensive services, we cover more than the insurance industry's typical value chain. Throughout the whole treatment process – from searching for the right specialist, through diagnosis and therapy, to rehabilitation – we provide services whose benefits go far beyond insurance itself. We will further intensify the close cooperation between Munich Re and DKV in selected foreign markets.

In past years, we have laid the foundations in property-casualty reinsurance for the sustained profitability of our business by consistently adhering to risk-adequate prices, terms and conditions, even in phases with a fortuitously low incidence of major losses. Only in this way can we cope with potential peak burdens which can occur at any time. That is why the renewals at 1 January 2007 (which involved approximately two-thirds of our property-casualty business) were satisfactory overall, despite the low natural catastrophes burden in 2006. The development of reinsurance prices, terms and conditions varied considerably, depending on the class of business and region concerned. We did not observe a globally uniform reinsurance cycle. The trend away from proportional business towards non-proportional forms of cover continued.

Following the substantial price increases for natural catastrophe risks in the US market in the previous year, we were able to maintain and in some cases even significantly increase their prices. The renewals of large multinational property and liability treaties proved very satisfactory, with prices, terms and conditions remaining stable, and we again recorded growth in attractive agricultural business. By contrast, there were further price reductions in European industrial business, parts of aviation business, and German and French motor liability business. We systematically refrained from writing business that did not meet our stringent requirements, and we also terminated unprofitable proportional treaties in the highly competitive

Chinese market. Rates for the renewed portfolio were slightly lower overall, but remain at a good profitability level.

For the forthcoming renewals on 1 April (Japan and Korea) and 1 July (parts of the US market, Australia and Latin America), we expect a similarly stable environment to that prevailing for the renewals at 1 January 2007.

Provided there are no strong movements in exchange rates, gross premium volume in reinsurance in 2007 should total between €22bn and €23bn – roughly the same level as in the previous year. We estimate that positive developments in the growth markets will make up for the premium reductions associated with the shift from proportional to non-proportional forms of cover. In property-casualty reinsurance, we expect a combined ratio of less than 97% based on a major-loss burden from natural catastrophes of 5% of our earned premiums. Altogether, we anticipate a profit for the year of around €2.3–2.6bn in reinsurance.

Primary insurance

The trends currently prevailing in the segments are likely to continue by and large in the coming year.

In life insurance, our gross premiums written should increase slightly. Maturing policies, i.e. policies whose premium payment period has ended, continue to have a curbing effect on premium income. The rising demand for private provision and the high attractiveness of retirement provision products are being reflected in the figures for German new business. Here, we expect higher revenue from single premiums and a rise in regular-premium income, especially in unit-linked life insurance. The sale of Riester pension products qualifying for subsidisation should develop favourably and company pension business should also gather pace.

We are proceeding on the assumption that premium development in the health segment will exceed market growth in 2007. Our product sales in supplementary health insurance should be further invigorated by the growing awareness among clients that they themselves must bridge the gaps in state health insurance coverage by taking out private insurance. Our planning for German comprehensive health cover is currently based on the assumption that the health reform's introduction of a three-year waiting period for those wishing to switch over to private health insurance will impact new business development negatively by approximately 15%. Business outside Germany should continue to develop strongly.

Premium income in property-casualty insurance should grow significantly, mainly owing to good foreign business buoyed by the consolidation of the Turkish İsviçre Group, which was included in our premium income in only one quarter of the past financial year. In Germany, premium development is likely to be weak. Although the significant decline in premium income in German motor insurance will not continue as hitherto and the economy strengthened considerably at the end of 2006, the higher insurance tax and increased value-added tax, with its growth-curbing impact on the overall economy, will have a dampening effect in 2007. We aim to grow again in private and commercial property insurance and above all in personal accident insurance. As far as the result is concerned, we anticipate that we will be able to achieve a combined ratio which, despite a marginal increase, will still total less than 95% for the whole year in property-casualty business, including legal expenses insurance.

All in all, gross premiums written by our primary insurers, which in addition to the ERGO Insurance Group essentially comprise Europäische Reiseversicherung and the Watkins Syndicate, should total between €17.0bn and €17.5bn in 2007, an increase of 1.5% to 4.5%.

In 2007, we will adhere to the measures previously introduced to improve our result. Cost discipline remains a central issue for us, and we will consistently take advantage of further possibilities for reducing costs. Overall, we aim for a consolidated result in primary insurance of €600m to €750m. The fact that higher results were achieved in 2005 and 2006 was attributable to the exceptionally good investment result in both years and to the one-off tax effect in 2006. We expect we will be able to maintain our successful course of the past few years in our operative business in 2007.

Asset management

The investment environment in 2006 was characterised by low interest rates and rising share prices.

Since last year's mid-year peak in interest rates, yields on long-term fixed-interest securities have declined again. Interest-rate developments in the USA, which resulted in an inverse interest-rate structure, have caused the yield curve in the eurozone to virtually level out.

For 2007, we anticipate that increasing inflation rates will result in greater volatility in bond markets. From an economic point of view, we address this risk through our asset-liability management, which gears the maturities of our fixed-interest securities to those of our liabilities. We assume that the yields on long-term bonds relevant for our bond portfolio will increase moderately by the end of 2007.

The US dollar has lost considerable ground in foreign exchange markets since November 2006. For 2007, we expect the euro to remain strong and the US dollar to trend somewhat higher again in the course of the year.

Rebounding from a course correction in May 2006, the equities market resumed its upward climb for the fourth year in succession. However, the environment for equities might become more difficult, given the geopolitical risks and expected cooling of the US economy.

Share prices should experience a moderate increase by the end of 2007. In view of the risks described, we will, if necessary, reduce the proportion of our investments in equities.

As at 31 December 2006, our equity-backing ratio stood at 14.1% of total investments on a market-value basis, after taking account of hedging transactions and equity derivatives.

In 2006, we consistently pursued our strategy of reducing the historically evolved concentration of our investments in the financial services sector and will continue to actively diversify our investment risks in future, too.

In 2007, we intend to sell our shares in the segregated real estate fund OIK MediClin, in which we hold a majority stake via two Group companies. The fund itself owns 21 hospital properties in Germany.

By achieving a 5.0% return on investment in the past financial year, we again exceeded our target of 4.5%. For the current financial year, we project that the return on investments at market values will again amount to 4.5%, equivalent to an investment result of approximately €8.0bn (which will be credited to the segment results in primary insurance and reinsurance).

MEAG will expand its business in China on the basis of its stake in and partnership with PICC Asset Management Company in Shanghai and also selectively extend its portfolio with private and institutional investors. A dedicated business unit will increasingly offer institutional investors the real estate expertise MEAG has acquired in managing the Group's assets. In addition, MEAG will market new guarantee and portfolio protection products to meet investors' continuing high demand for more security. Private provision for old age continues to be a crucial topic, and MEAG is planning to offer new retail products in the form of special savings plans to support this.

Result and premium of the Munich Re Group

If exchange rates remain steady, we expect consolidated gross premiums written in primary insurance and reinsurance in 2007 to be in the range of €37.5–38.5bn. Proceeding on the basis of statistically expectable claims experience, we project a combined ratio of less than 97% in property-casualty reinsurance and of less than 95% in property-casualty primary insurance. In life primary and reinsurance business and in health primary insurance, we aim to achieve EEV earnings of between 8% and 9% (in relation to the value of the business in force at the beginning of the year). For the investment sector, we anticipate a return of 4.5% (based on the average market values of the investments).

Overall, our goal for the financial year 2007 is a return on risk-adjusted capital (RORAC) of 15%. On the basis of our capitalisation at the turn of the year 2006/2007, this is equivalent to a consolidated profit for the year in the range of €2.8–3.2bn and a return on equity of between nearly 11% and 12%. These goals are ambitious yet achievable. Our shareholders will continue to participate in Munich Re's success: in the coming financial years, we will consistently pursue a policy of active capital management in their interests. We plan to pay out at least 25% of the IFRS consolidated result as dividends and to supplement this with share buy-backs if the circumstances so demand, especially given that – even from the perspective of growing our business – the capital required is likely to remain limited. We thereby intend to permanently strengthen the confidence in our shares and send out a clear signal that we are adhering to our disciplined, profit-oriented corporate approach.

Risk report

The selective acceptance of risks in primary insurance and reinsurance companies is at the core of the Munich Re Group's business model. The Munich Re Group complies both with the German Law on Corporate Control and Transparency (KonTraG) and with local regulations on risk management in the different countries in which it operates. Our risk early-warning system is regularly examined independently, both by internal auditing units at the individual Group companies and by the external auditor as part of the annual audits. Whilst we are in a position to adequately assess risk situations, the growing complexity and dynamism of the environment in which we operate means that there are, naturally, limits.

This risk report reflects the German Accounting Standard DRS 5-20. In accordance with IFRS 4, Insurance Contracts, it is supplemented by "Disclosures on the uncertainties of future cash flows from insurance contracts" (page 200 ff.).

Risk management objectives and methods

Risk management plays a core role in the steering of the Munich Re Group's operations. The Munich Re Group deploys a mixture of decentralised and centralised risk management functions, tools and processes for its diverse global business. The central activities come within the responsibility of the Group Chief Risk Officer (Group CRO). The decentralised risk management activities are integrated in the framework of the Group Chief Risk Officer's duties. Important decentralised risk management functions include the Corporate Underwriting Division of the property-casualty reinsurance business, the Life and Health Reinsurance Valuation and Controlling Departments, the Central Reserving Division, the Group Investments Division, the MEAG Asset Management Risk Controlling Department, the ERGO Integrated Risk Management Division, the Munich Re America Integrated Risk Management Department, the ERGO Asset-Liability Management Departments and the decentralised risk controllers in all divisional units of the Group.

With our effective integrated risk management we aim to:
- protect the reputation of the Munich Re Group;
- ensure the highest degree of confidence in meeting policyholders' claims; and
- enable the Munich Re Group to protect and sustainably generate shareholder value.

Risk management framework: Principles and governance
The functions and responsibilities of all participants – be they members of the Board of Management, executives, decentralised or central risk controllers or risk managers – are clearly defined. The Board of Management is responsible for the Group-wide, cross-divisional planning, steering and controlling of the risk landscape as a whole.

In the Munich Re Group, Integrated Risk Management, headed by the Group Chief Risk Officer, is centrally responsible for preparing these Board decisions and for identifying, evaluating, steering, monitoring and communicating risks on the asset and liability sides. In this role, the CRO relies on the work of the decentralised risk management units. The Group Chief Risk Officer takes part in all meetings of the risk-related Board of Management Committees, namely the Group Committee and the Global Underwriting and Risk Committee. The Office of the Group CRO is also represented in the ERGO Risk Management Committee, and the CRO of Munich Reinsurance America, Inc. has a dotted-line relationship to the Group CRO.

The main responsibility of Integrated Risk Management is to set standards and develop methods and tools as a basis for consistent Group-wide risk management. The decentralised risk controllers in the business units throughout the Group operationalise these in a manner suitable to their business needs and take account of legal requirements when necessary.

In day-to-day business, our executives in the business units are also responsible for systematically handling individual risks in insurance and reinsurance. They identify, analyse, manage and monitor the risks on an ongoing basis with support from the decentralised risk controllers.

By separating accountability and monitoring within insurance and asset management, we ensure the effective management of our risks.

Board of Management

Approves business strategy
Defines risk appetite and expected risk-adjusted returns

Business management/Risk owners	Integrated Risk Management
Business planning	Clear mandate by the Board to ensure that for all classes of risk appropriate limits, policies, procedures and measures are in place within each business unit
Identify and evaluate risks	Aggregate and monitor Group-wide risks (e.g. risk capital) and report to Board
Take steps to manage/mitigate all risks associated with their business	Develop risk mitigation strategies
Manage and own risks of all approved transactions regardless of ultimate approval level	

Internal Auditing

Audit function independently verifies that effective controls are in place and functioning

Risk appetite and risk-based capital

The basis for accepting risks is determined by the Board of Management's requirements and decisions on risk appetite. These are defined by the Group's strategic risk management framework (developed in 2006 and implemented as from 2007) and consider the impact on capitalisation, liquidity and earnings volatility. They include "whole portfolio criteria" as well as "supplementary" criteria designed to limit and steer peak exposures, concentrations, accumulations and systematic risks across the Group.

We manage business portfolios by assigning return expectations, derived from the size of the risks assumed, to individual business activities. Our internal risk model, the Munich Re Capital Model, plays a central role here. We use it to analyse how certain risk scenarios affect the results of the segments life and health, property-casualty and the investments of the reinsurance and primary groups. For the segments life and health, we supplement the risk metrics from our internal risk model with risk metrics derived from our market-consistent embedded value steering framework. This framework allows us to take an objective view of the risks, tailored to the long-term nature of that business.

We determine our required economic capital using a robust market-consistent economic capital model, the Munich Re Capital Model. It is calibrated to absorb two successive annual losses of a size only to be expected every 100 years. The model is built using a series of modules for each of our business segments. For example, for our scenarios of natural hazards worldwide, we utilise the expertise of our geoscience teams, who together with our Corporate Underwriting unit test and refine external models and internally-built models to represent our global exposures to hurricanes, winter storms, typhoons, earthquakes, flood and other natural perils. The modules are aggregated using a conservative measure of the dependence of the risks in the portfolio, and a series of stress tests are applied to check the resilience of the implied "economic capital buffer" (i.e. excess of available financial resources over required risk capital). In the next step, the required risk capital is allocated to the individual divisional units on a proportional basis in line with the volatility of their business activities.

In primary insurance, the procedure is substantially influenced by other steering aspects, such as supervisory restrictions and policyholders' participation in surplus. At the present time, for our primary insurance operations, required risk capital is therefore determined at a legal-entity level, taking these features into account. In reinsurance, where the majority of our business is written through Munich Reinsurance Company or one of its branches, we aggregate risk capital requirements at reinsurance-segment level. In this way, we evaluate the Munich Re Group's risk capital with regard to the fungibility of risk and capital.

Solvency II requirements (such as recognition of internal models, diversification benefits and the lead regulator concept) may make it easier in the future to recognise diversification benefits between primary insurance legal entities (and between reinsurance and primary insurance business segments) and reduce required capital accordingly.

Value-based management
Risk management tools and processes are embedded in our business steering concepts through the value-based management system applied in the Group. Various risk-adjusted earnings targets are given to our business managers using the results of the Munich Re Capital Model or market-consistent embedded value framework. In this way, there is an explicit linkage of the results from the Munich Re Capital Model to the remuneration of our business executives. The value-based management framework we deploy is geared to ensuring that business which is written by a business unit meets the technically risk-adequate price standard for the aggregate of the business unit's portfolio. The technically risk-adequate price is defined as the price which reflects the sum of expected losses, acquisition and non-acquisition costs plus the cost of allocated risk capital, including an allowance for frictional costs.

Risk measurement
As a global risk carrier, we can diversify our portfolio through the broadest possible mix and spread of individual risks, thus significantly reducing the volatility of total claims payments and substantially increasing the value added by all divisional units.

We are constantly refining the tools with which we monitor and manage risks. Our suite of tools for measuring risks is tailored to the business or operational segment we are monitoring. In each case, the lead risk measure is an economic risk measure designed to best reflect the risk in our portfolio. We also regularly compare these economic risk measures with both regulatory and rating-agency measures as part of our active capital management process. These comparisons are performed at many levels including Group, segment, legal entity, risk type, geographical and line of business. We also regularly perform outside-in benchmarking of our capital model results and participate in industry surveys to constantly challenge and continuously refine our risk measurement tools so that they continue to reflect the most faithful representation of the economic risks in our portfolio. We have also adopted the Group of 30 recommendations for disclosure of economic capital to assist users of financial disclosures in making comparisons with our peers. In this context, we have published the results of our Munich Re Capital Model on our website and have also presented them to analysts for each year commencing 1 January since the calendar year 2001. The results of this for the year commencing 1 January 2007 will be published in May 2007. To improve supervision of risks, we distinguish between market, credit, liquidity, insurance and operational risks.

Qualitative risk assessment
Whilst we are in a position to adequately assess the known risks in our portfolio, the growing complexity and dynamism of the environment in which we operate means that we must also remain vigilant with respect to the detection and representation of new or emerging risks. We follow a multidisciplinary approach in this regard using the know-how and experience of geoscientists, biologists, specialist underwriters, lawyers, economists, sociologists and actuaries. For example, the Geo Risks Research team for natural catastrophes consists of 28 staff, who have published numerous papers on the likely impact of climate change on the future frequency and severity of losses for the insurance industry. We utilise their research to ensure that the capitalisation for risks in our portfolio includes an allowance for the risk of change.

For the holistic assessment of the risk situation, risk surveys coordinated by IRM (Integrated Risk Management) are conducted throughout the Munich Re Group.

Such surveys consist partly of standardised reports based on risk questionnaires, meetings and workshops held with the individual departments and subsidiaries. These are supplemented by various top-down assessments from senior management on concrete topics. The findings thus obtained are additionally reconciled with our operative corporate planning process. Besides this, there is an internal ad-hoc reporting process to ensure we can take immediate action if risks or hazards emerge suddenly. The Board of Management or its respective committees may also be called within 24 hours' notice in addition to the regular meetings. Thanks to information from the risk assessments, the Board of Management is notified at an early stage about risk-relevant developments, and risk-reduction measures can be recommended and coordinated. Where a risk assessment is performed by one of the decentralised Group risk functions, the role of the Group CRO's central IRM unit is to independently challenge and verify the findings of that risk assessment using its own knowledge of the risks, together with structured interviews and independent analysis.

As part of the early-warning system under the German Law on Corporate Control and Transparency, "emerging risks" have to be considered. These are risks that may have unidentified effects on our risk portfolio due to changes in risk factors (e.g. legal, socio-political, scientific and technological), where the degree of uncertainty as regards the extent of damage and occurrence probability is very high. Trends and faint signals are identified internally in many different ways: this includes systematic trend research in Group Development, utilising Munich Re's knowledge management, and risk assessment. Different forms of cooperation with external partners supplement our internal early-warning system. One example is our collaboration with the US RAND Institute for Civil Justice on the issue of class actions; another is Munich Re's chairing of the CRO Forum's Emerging Risks Initiative in 2007 (the CRO Forum being an association of Chief Risk Officers from major insurance companies). The primary objectives of the initiative are to identify key emerging risks for the insurance industry, to create corresponding scenarios for these, and to proceed with developing the requisite range of tools to deal with them. The initiative includes representatives of the European, US and Australasian insurance and reinsurance industries.

Our investments are continually monitored on the basis of various key risk and earnings figures as part of a Group-wide early-warning system. This is designed to ensure the achievement of result targets, the fulfilment of solvency requirements and sufficient equity capital protection at individual company level as well as at Group level. At all companies, we have established asset-liability teams (ALTs) that advise on and monitor strategic decisions relating to investments. This has enabled us to standardise the Munich Re Group's investment-related risk management activities and to follow a liability-driven investment strategy. The recommendations of the ALTs are formally presented to the respective Board member responsible for investments, together with independent verification and challenge provided by the Integrated Risk Management Division.

Quantitative risk measurement: Modelling and aggregation

For a quantitative assessment of the overall risk situation, an internal model has been developed and maintained. The design of our internal model follows a bottom-up approach. We have selected the financial year as the period for evaluating risk capital requirements at Group level. Risks within this period are covered by risk-based capital derived from our specified risk tolerance. All risks beyond the annual timeline are accounted for by the costs of holding risk-based capital over time. In so doing, we follow the "cost of capital" approach.

When determining risk-based capital, we distinguish between market, credit, insurance and operational risks. Within insurance risks, we distinguish between property-casualty and life and health risks. Further subcategories are applied to these risk types – for example, for the property-casualty reinsurance segment, we distinguish between natural catastrophe risks, other accumulation losses (such as terrorism or "liability catastrophes"), large losses and basic losses. Basic losses can also be broken down into premium insufficiency risks and the risks of adverse loss development. Those risks are first modelled separately. In a further step, the risks are aggregated using a combination of empirical and judgemental techniques that allow for the risks of so-called "tail dependencies" (e.g. the risk that extreme events happen at the same time in different lines of business, geographies, and risk types) and the overall risk is thereby quantified.

Risk management processes and exposures

We adopt a holistic risk management approach, the main objective of which is to analyse and control the interdependencies between risks on the asset and liability sides, and between strategic and operational risks. This entails considering economic parameters as well as the requirements and expectations of clients, shareholders, supervisory authorities and rating agencies.

Market risks

Risk management processes

In the Munich Re Group we are guided by the following ALM principles. In a first step, we structure our investments so that they match the characteristics of our liabilities as closely as possible. We allow in this step for the economic structure of the liabilities as well as any regulatory restrictions on the determination of those liabilities. We call this the "neutral position" for the liabilities. In a second step, the Munich Re Group exploits its expertise in international financial markets to deliver a commensurate return for the risk taken by deviating from the neutral position. Such market risk is taken in a way that is commensurate with the risk-bearing capacities of the Munich Re Group, the skills and expertise of our asset managers, and the strategic level of asset-liability mismatch that is set by the Board or its Risk Committees.

The investment process for the Group's investments is controlled by the individual companies of the Munich Re Group according to uniform rules. In line with our asset-liability management (see page 98), we follow a liability-driven investment approach, i.e. we match the outflows implied by the insurance operations with appropriate investments, e.g. by matching currencies, durations and, where relevant, convexity. Our asset-liability mismatch risks are mainly steered on an economic basis, meaning that the pure accounting effects must be treated with caution, as the financial statements prepared in accordance with the applicable accounting rules do not always fully reflect the economic situation. Besides these aspects, our investment strategy also considers requirements relating to supervisory regulations, accounting and tax purposes.

Furthermore, for individual reinsurance products involving explicit market risks, such as interest-rate or currency risks, asset-liability management principles are applied at micro (e.g. treaty) level when the products are being designed and priced. This is especially important for life business and long-tail property-casualty business, where long time horizons are involved. The companies entrusted with our asset management, in particular MEAG, are given mandates by the insurance and reinsurance companies in the Munich Re Group based on uniform investment criteria (General Investment Guidelines) established by the Board of Management.

Market risks are measured and limited using a value-at-risk (VaR) approach for the asset-liability mismatch risk, which is also employed in our strategic investment planning to model the optimal investment portfolio according to our risk preference. This asset-liability mismatch risk approach measures the possible adverse changes in economic surplus resulting from changes in assets and the valuation of liabilities. Within this VaR, all important sources of the market risks of assets are considered, i.e. equity, interest rate, credit spread, and currency and real estate risks. As far as equity investments are concerned, we model diversified equities using appropriate indices, whereas concentrated equity investments are modelled by name. Besides this, the change in valuation of liabilities with respect to changes in interest rates, FX rates and inflation is included.

When modelling these risks, state-of-the-art models are used which allow, for example, for "fat tails" in equity market risk distributions or all different shapes of interest-rate curves within the interest-rate modelling. Our stochastic modelling is supplemented by applying stress tests, sensitivity and duration analyses.

In our real estate investments, we are constantly optimising the return and risk profile. We are achieving this by rejuvenating our portfolio on an ongoing basis, diversifying internationally and investing in top-class commercial real estate primarily located in major European cities. In addition, we are pursuing the aim of reducing the concentration of our real estate investments in Germany, of which we sold a significant package in 2006. To mitigate the risk of loss of rental income, we structure our portfolio by selecting tenants of high credit-standing.

We only run currency risks to a small extent, since we practise a policy of currency matching. This means that we match the currencies of our underwriting liabilities with assets in the same or similar currencies. Mismatches are strictly limited from an accounting as well as an economic aspect. We use derivative financial instruments to achieve a better match for our liabilities, to hedge parts of the asset portfolio against market price fluctuations, and to prepare planned purchases and sales. We also hold these instruments for trading purposes in order to enhance earnings, albeit only to a limited degree. As part of our asset-liability management, we have hedged financial options and guarantees embedded in our primary life liabilities using derivative financial instruments. Credit derivatives are only employed in our investment portfolio to a limited extent. Changes in value of derivative financial instruments are accounted for at market price and are fully recognised in the income statement on the respective balance sheet dates. Therefore large fluctuations in their prices may impact our income materially, even though they have no effect on our economic value. We show the volumes of all derivatives on page 171 f.

Risk exposures

The market value of our fixed-interest securities as at 31 December 2006 totalled €98.0bn, representing 54.9% of the market value of the Munich Re Group's overall investments. These securities thus make up the largest portion of our investments available for sale and our investments held to maturity in accordance with asset-liability-management criteria.

The market value of our equity investments, including participating interests, amounted to €26.1bn at 31 December 2006. As at 31 December 2006, on a market value basis and taking hedging transactions into account, our ratio of equities to total investments amounted to 14.1% (31 December 2005: 13.4%).

The market value of our real estate, including buildings on land owned by third parties, amounted to €6.3bn at 31 December 2006. In the year under review, impairment losses and depreciation on the overall portfolio totalled €162m, depreciation accounting for the major share.

The following sensitivity analyses for market risks serve to estimate potential changes in the value of investments under hypothetically possible market scenarios. The review is based on the investments of the Munich Re Group at 31 December 2006.

The investments of Group companies that write a substantial part of their business in foreign currencies are subject to currency risks, as exchange rates fluctuate against the euro. However, these risks are balanced by partially similar changes in the value of the liabilities.

The changes in share price assumed in these scenarios, ±10% and ±20% respectively, a corresponding shift in the interest-rate curve of ±100 and ±200 basis points (bp) respectively, and a fluctuation in exchange rates of ±10%, would produce the following changes in the market value of the investments:

Market risk – Share prices

Change in share prices	Change in market value of investments sensitive to share prices
Increase of 20%	+€5.076bn
Increase of 10%	+€2.582bn
Decrease of 10%	–€2.552bn
Decrease of 20%	–€5.074bn
Market value as at 31 December 2006	€26.592bn

Market risk – Interest rates

Change in interest rates	Change in market value of investments sensitive to interest rates
Increase of 200 bp	–€14.398bn
Increase of 100 bp	–€7.749bn
Decrease of 100 bp	+€8.849bn
Decrease of 200 bp	+€18.797bn
Market value as at 31 December 2006	€130.871bn

Market risk – Exchange rates

Change in exchange rates	Change in market value of investments sensitive to exchange rates
Increase of 10%	+€4.228bn
Decrease of 10%	–€4.228bn
Market value as at 31 December 2006	€42.278bn

The changes in market value shown in the table can only be taken as rough indicators of actual market value losses that might occur in the future, as they do not consider any counteractive measures. Moreover, the effects on the Group's annual result and equity would be reduced as a consequence of policyholders' shares and the tax implications.

More importantly, we consider the economic effects of such changes on the difference between asset and liability values to be the most reliable indicator of our asset-liability mismatch. As an illustration, in the reinsurance segment the effective duration (interest-rate sensitivity) of our assets is 5.7 years, whilst the effective duration of our liabilities is 5.5 years, showing that on an economic basis, we are broadly immunised from the effects of interest-rate rises and falls. In the primary life segment, interest-rate rises are – economically speaking – positive for us regarding interest-rate guarantees, as these guarantees then move further "out of the money". The extensive swaption programme we put in place in 2005 and further supplemented in 2006 means that we are to a large extent protected against interest-rate falls concerning the guarantees, albeit at some cost. However, our policyholders still benefit from interest-rate rises when reinvestments can be made at superior conditions.

Credit risks

Risk management processes

Our internal risk model also takes account of a wide range of specific drivers that impact on our credit exposure. Credit risks emanating from the insurance and investment sides of the balance sheet are considered. On the insurance side, we model trade credit, surety and bonding, credit enhancement, and political risks. We also take into consideration credit risks associated with claims on our retrocessionaires after allowing for any collateralisation. On the investment side, credit risks are measured and limited using the credit-value-at-risk (CVaR) approach with a standard "asset value" model. The main input parameters are our investment volume, the migration matrix between different rating classes, discounting curves and recovery rates. The correlated rating class migrations and defaults of the respective bond issuers are modelled using a Monte Carlo simulation. Revaluation of our investments under these rating scenarios ultimately leads to a future profit and loss distribution. Hence, we can then adequately capitalise for this risk and manage our portfolio with respect to its expected and unexpected loss.

In order to aggregate the credit risks emanating from the insurance and investment sides, we utilise an in-house counterparty exposure monitoring system. We restrict default risks by limiting our total exposure in respect of individual debtors. To ensure exposures across both the primary and the reinsurance segment are taken into account, the Group Committee of the Board defines and monitors these limits. Moreover, we consider a whole range of individual attributes, including the issuer's individual rating, its capitalisation as a basis for covering the liability, the quality of the collateralisation and of the respective issue, as well as the industry sector concerned.

This allows us to control the exposure on a single debtor and to steer towards a well-balanced credit risk portfolio. Furthermore, we are able to shift available capacities between the insurance and investment sides of the balance sheet.

We also regularly perform stress tests on our cross-balance-sheet exposures utilising the expertise of our economists, who together with our experts in Integrated Risk Management have developed a range of both short-term/shock-event-type scenarios and more long-term trends to ensure the resilience of our assigned credit risk capital in aggregate. The results of this analysis are shared with the Board Risk Committees.

Munich Re's investments were not affected by any significant defaults in 2006.

Risk exposures

Credit assessment is of central importance for the management of credit risks relating to fixed-interest securities. The main factor here is the quality of the issuer or the respective issue, which is primarily reflected – according to the investment principles of the Munich Re Group – in the ratings of international rating agencies: 93.5% of our investments in fixed-interest securities at 31 December 2006 had a rating of "A" or better (according to Standard & Poor's classification). The majority of fixed-interest securities in our portfolio have been issued by governments or banks

Credit exposure by industry as at 31.12.2006



Other 6%
Resources 4%
Consumption 18%
Infrastructure 35%
Financial 37%

with excellent ratings or top security, e.g. German government bonds, US Treasuries, or mortgage-backed securities.

The reinsurers and retrocessionaires participating in our external placements are approved by our Security Committee, which screens their creditworthiness regularly according to several criteria. One of the minimum criteria is a rating of A– or better from one of the major rating agencies or equivalent, e.g. collateralisation. Furthermore, concentrations of credit risks are avoided by a broad spread of our cessions.

The exposure of the capital market placements, namely the cat bonds Aiolos (covering windstorm in Europe) and Carillon (covering windstorm in the USA), was collateralised with financial instruments of best quality, so that the credit risk involved is negligible.

The asset-related and credit-insurance-related credit risks contain accumulation potential in their counterparty default risks. These are therefore monitored in detail. The average exposure to our top ten non-state counterparties is €1,026m.

As at 31 December 2006, our accounts receivable on ceded business were split between the following ratings (based on those of Standard & Poor's):

Rating of accounts receivable

All figures in €m	
AAA	45.6
AA	143.3
A	70.9
BBB or lower	9.4
Without external rating	76.0

€251.3m of all our receivables on underwriting business at the balance sheet date were outstanding for more than 90 days. The average defaults of the last three years amount to €158.3m.

Liquidity risks

The liquidity risks of companies in the Munich Re Group are managed in the first instance on a decentralised basis with aggregation provided by our reinsurance and primary insurance liquidity management departments, which report to the Group Committee of the Board.

Detailed liquidity planning ensures that the Group companies are able to make the necessary payments at all times, taking into account Group funding requirements for Group financing activities as well as Group acquisitions and divestitures. Liquidity risks may also arise because the actual payout structure of our liabilities differs from that assumed in our asset-liability management (e.g. due to a lengthening or acceleration of claim payments in a line of business or region). We thus have processes in place that regularly track these differences and report their implications to the Group Committee of the Board. This planning concept, which has been in place for many years, has proved its value after major loss events.

Insurance risks

We define technical insurance risk as the risk of insurance losses exceeding our expectations. Such a development may result from different sources (cf. section on quantitative risk management on page 127). We supplement our quantitative risk management of these risks with qualitative considerations. For example, our Corporate Underwriting units develop standards for how to assess the "risk of change" in the business environment and our Claims Management Departments complement this by monitoring trends in types of claims, such as bodily injury claims under various liability regimes.

The interaction of risks of change and risk concentrations may lead to considerable loss potential. This not only involves regional concentrations but can also occur within a class of business or across several classes owing to events like natural catastrophes, pandemics or terrorist attacks. Our Integrated Risk Management Division is responsible for identifying, analysing, monitoring and coordinating cross-segment and cross-balance-sheet accumulations or concentrations. It works closely with the experts in each segment to advise the Board of Management's relevant Risk Committees on the likely impacts of such accumulations on our Group-wide exposures, utilising the expertise in our various underwriting and technical specialist areas.

Accumulation risks arising from natural catastrophes (nat cat) are modelled and monitored centrally by Corporate Underwriting relying on geoscientific as well as on underwriting and risk-modelling expertise. In general, natural catastrophe scenarios are set up and monitored individually, once the Group-wide exposure – measured in terms of the 1-in-1,000-year probable maximum loss (PML) estimate – exceeds €500m. The exposure measurement processes can never be all-embracing, as we learned from Hurricane Katrina, where losses were significantly higher than we would have expected for a hurricane of comparable wind force.

In general, several external models and the respective internal model are run in parallel and differences in results are reviewed by geoscientists, senior underwriters and nat cat modelling experts from Corporate Underwriting in order to come up with the final model, which thus takes expertise from all relevant sources into account. Our models are always built to calculate the combined total of all expected losses in any one event, including secondary loss components like storm surge and/or altered economic parameters, such as demand surge.

In addition, exposures arising from other lines of business for which no stochastic models on nat cat have been developed so far (e.g. casualty and aviation) are assessed in close cooperation with the respective business units, using their expertise.

Accumulation risks pursuant to individual natural perils are strictly limited at Group level as part of the Board of Management's strategic risk management framework. We have procedures in place to reallocate unused capacities between business units.

Within the Munich Re Capital Model, risks from natural catastrophes are represented in their entire stochasticity, i.e. by aggregating the full distributions. With this method, it is assured that the tails of the nat cat loss distributions – and the associated possible losses – are captured when determining the capital requirements needed to back nat cat business.

The terrorism attack in New York in 2001 showed that, in view of the growing concentration of wealth in economic centres around the world, terrorists can cause enormous damage. The attacks in Istanbul and Madrid in 2004 and London in 2005, as well as prevented attacks for example in Dortmund/Cologne 2006, also made it all too clear that the threat of international terrorism remains on the agenda for reinsurers, insurers and risk managers.

For Munich Re, terrorism does not constitute an insurable peril like earthquake, storm or flood. Unlike natural hazards, terrorism does not occur randomly, and its probabilities and consequences cannot be modelled and quantified with scientific data and methods. The assessment of terrorism risk is therefore based on a mixture of qualitative and quantitative data (e.g. for estimating property damage consequent to an attack of a predefined magnitude), with information on terrorism being inconsistent and not available to all parties in the same detail. This means that accumulation scenarios are extremely difficult to gauge. Significant attacks, particularly those conducted with chemical, biological, radioactive or nuclear devices, might far exceed the capability of the insurance industry as a whole. Given the additional uncertainty about the frequency of terrorism attacks, it is evident that only governments can act as viable reinsurers of last resort. Munich Re therefore actively supports long-term market solutions, requiring a risk partnership between risk managers, insurers, reinsurers, capital markets and governments. The challenge is to find the most efficient way to achieve such public-private partnerships.

In those markets where such partnerships cannot be achieved, Munich Re offers terrorism coverage on a limited and selective basis. Munich Re is committed to controlling its risk accumulation and has therefore adopted various measures to control, limit and manage its aggregate terrorism exposure. Accumulation risks arising from terrorism are monitored centrally, based on a selection of markets, terrorism accumulation zones and scenarios. The methods for exposure analysis are developed by a group of experts from business units and Corporate Underwriting. Line/market-specific exposure is assessed in close cooperation with the respective business units and, where appropriate, with the support of terrorism models. Within the Munich Re Capital Model, risks from terrorism are represented so that a determination and allocation of risk capital is ensured. Stress testing is also used, given the difficulties associated with quantifying the risk exposure.

A pandemic is defined as a geographically widespread outbreak of an infectious disease with many people being affected at the same time. Infection figures may slowly increase over time – such as with AIDS – or suddenly explode, e.g. in case of an influenza pandemic. The latter is considered a shock event and may affect our portfolio in manifold ways. The major difference to nat cat risks is that sound statistical data are lacking, as only few pandemics have occurred in the past.

Munich Re has been addressing the issue of pandemics for several years, in particular in life reinsurance and primary insurance. In 2006, scenarios for a flu pandemic were refined to comprehensively assess the Group exposure for all relevant segments. It is important to mention that mortality – basically due to better hygienic conditions and medical progress – improved significantly during the first half of the last century. Therefore, historical death tolls, e.g. from the Spanish Flu, cannot be simply extrapolated to today's world. Additional risk-limiting measures are a global surveillance system and local emergency plans. However, global air travel as well as increasing areas with high population density (so-called megacities) might accelerate the spread of infectious diseases and thus aggravate the risk.

An interdisciplinary team has thoroughly analysed the Munich Re Group's exposure. From a Group-wide perspective, the overall impact could be significant – depending on the scenario chosen.

Insurance risk: Property-casualty

Risk management processes

Binding underwriting guidelines and limits and clear underwriting authorities precisely regulate who is authorised and accountable for concluding insurance and reinsurance contracts in the Munich Re Group and at what prices, terms and conditions. We regularly check compliance with these guidelines in our underwriting reviews. We closely observe developments in our portfolio, reacting where necessary with guidance for our underwriting in the form of "mandatory guidelines", "divisional guidelines" or "best-practice standards". Deviations from the mandatory guidelines are only permitted with the approval of the Board of Management or one of its Risk Committees and require a comprehensive assessment of the risks associated with such deviations. In the case of divisional guidelines, the responsible Board member decides who in the divisions is authorised to allow deviations.

Risk exposures

The notes to the consolidated financial statements include a differentiated analysis of the factors influencing the technical provisions in property-casualty insurance, such as estimating claims expenditure. This presentation is in compliance with IFRS 4 accounting requirements.

In addition to other key indicators, combined ratios are important for us in monitoring the premium/claims risk in property-casualty (re)insurance (cf. page 53 f.).

Combined ratios for the last ten years

All figures in %	**2006**	2005	2004	2003	2002	2001	2000	1999	1998	1997
Including natural catastrophes	**92.6**	111.7	98.9	96.5	123.7**	136.9*	116.2	119.7	105.2	102.0
Excluding natural catastrophes	**91.3**	92.3	93.9	94.7	120.3**	135.3*	114.1	108.0	101.2	100.7

*Thereof World Trade Center and reserve strengthening at American Re: 24.3%.
**Thereof World Trade Center and reserve strengthening at American Re: 17.1% .

Insurance risk: Life and health

Risk management processes

In life insurance and reinsurance, biometric, lapse and interest-guarantee risks are especially relevant. The calculation of underwriting provisions is based on "biometric" actuarial assumptions, i.e. on assumptions with regard to mortality and disablement, which also take future trends into account. In primary insurance, the assumptions are determined by the requirements of the supervisory authorities or institutes of actuaries, depending on the specific national regulations, and include appropriate safety margins determined by our actuaries.

In reinsurance, we calculate the biometric risk mainly on the basis of tables relating to mortality and claims development, published by national actuarial associations. These tables are modified in accordance with the experience observed in the reinsured portfolios and with the assistance of our Centre of Competence for Biosciences to reflect future trends. Lapse risks can be reduced in insurance and reinsurance by means of suitable product and contract design. We estimate the residual lapse risk by means of product-specific portfolio analyses and take this into account in our pricing.

As far as the interest-guarantee risk in primary life insurance is concerned, the guaranteed actuarial interest rate applicable at the time a policy is established is used in calculating the actuarial reserve for that policy. Should capital market interest rates fall to a very low level for a prolonged period, our primary life and health insurers might not be able to earn the required guaranteed interest rate.

In reinsurance, we exclude the interest-guarantee risk in many cases through suitable treaty design or by a back-to-back micro hedge of the risk.

Furthermore, as a matter of principle, we use market-consistent assumptions for determining the technically risk-adequate price for each contract.

Risk exposures

The notes to the consolidated financial statements include a differentiated analysis of how the parameters determining the underwriting items of the balance sheet affect the risks in life insurance and reinsurance. This presentation is in compliance with IFRS 4 accounting requirements.

For our life reinsurance and primary life and health insurance business, our embedded value disclosure provides details of the sensitivity of the embedded value and the value added by new business to factors such as changes in mortality/morbidity, lapse rates, expenses, interest rates, and equity and property market value changes. The disclosure follows the Additional Guidance on European Embedded Value Disclosures as published by the CFO Forum, an organisation of the Chief Financial Officers of large insurance companies, in September 2005.

As soon as the European Embedded Values for 2006 have been calculated, they will be published on our website on 4 May 2007. Last year's disclosure of the European Embedded Value from 9 May 2006, available on our website, shows that the most significant risk for reinsurance is the risk of future mortality being less favourable than that assumed in our valuation bases. For primary insurance, the most significant risk is the risk of falls in interest rates for a prolonged period, although this risk has been significantly although not completely mitigated through the large swaption transactions entered into by the ERGO life companies during 2005 and 2006.

Operational risks

Operational risks comprise the risks of losses as a result of inadequate processes, technical failure, human error or external events. These include criminal acts committed by employees or third parties, insider trading, infringements of antitrust law, business interruptions, inaccurate processing of transactions, non-compliance with reporting obligations or disagreements with business partners.

We minimise such risks through systematic application of specific risk management measures. It is our declared corporate aim, which we consistently pursue, to sensitise employees to possible risks and to establish an appropriate risk culture. This includes the willingness to learn from mistakes and to recognise and grasp these as opportunities for change and improvement.

To prevent infringements of insider law, Munich Re has appointed a Compliance Officer, who ensures that inside information is handled in conformity with the law. In addition, a Disclosure Committee has been established to ensure that disclosure requirements regarding price-sensitive information are complied with.

Compliance with antitrust regulations is a basic principle of Munich Re's business policy. To prevent violations, staff are informed about antitrust regulations and are expected to comply with them. Line managers have been entrusted with delegated responsibilities to ensure compliance in this regard.

We attach particular importance to precautionary measures that ensure continuity of our operations in an emergency or crisis situation. Business processes critical to value creation can be maintained or resumed as quickly as possible in such cases. Responsibility for establishing and monitoring this business continuity process in the Munich Re Group has been entrusted to a separate unit, which is guided by internationally recognised business continuity management standards (e.g. PAS 56).

Risks in the area of information technology and project risks

Munich Re's global business and Group-wide risk management require an organisational and technical networking of our business units and systems. We are dependent on electronic communications technology, the complexity of which is continually increasing. The significance of the stored and transmitted information is growing as well. As a result, we are also increasingly exposed not only to IT security risks (such as breakdowns and outages, disruptions due to viruses, attacks by hackers and theft of data) but also to the risk of theft of information through the deception of staff ("social engineering").

These risks are identified and limited by decentralised security organisations that liaise closely. Their procedures are constantly being improved and adjusted to take into account the latest knowledge and state-of-the-art techniques. Our security regulations embrace not only the technical design of hardware and software systems but also functional security structures and organisational measures, including training staff in the proper handling of systems and data.

Various major projects are currently being realised in our primary insurance and reinsurance business that, among other things, are integrating information architecture in the back-office area to an ever greater extent. Considerable project risks are related to size and complexity of such projects. Proceeding from project management, Munich Re's project landscape will be made more transparent and the interfaces of individual projects enhanced by means of multi-project management designed to assess and control interdependencies better. In addition, the dependencies and priorities within the systems architecture are analysed and addressed by specially appointed committees.

The conclusion of our internal IT project Gloria in 2006 marked an important milestone in the unification – on the basis of an SAP standard product – of the entire reinsurance group's IT and process landscape (more information on this may be found on page 109). This system, which has now gone live at Munich Re Munich, will successively be extended to the rest of the reinsurance companies in the Group, whilst additional systems that build on it are being designed and implemented.

ERGO is also implementing important major projects, such as the ongoing convergence of its systems and processes in the health segment.

Risks involving human resources

The companies in the Munich Re Group have binding rules setting out minimum standards of corporate integrity for conduct within the companies themselves, their business transactions and other relationships with external parties. These standards, which are included in a detailed code of conduct, are tailored to the special features of each company and serve to prevent conflicts of interest for staff, thus ensuring that we use only fair and legal means of competition. The clear separation of management and control functions limits the risk of internal and external regulations being breached. We ensure that the German General Equal Treatment Act and similar anti-discrimination requirements of other countries are enforced by means of intensive and widespread training measures for our staff.

Given its business model, the Munich Re Group is particularly dependent on the knowledge and proficiency of its staff. We control the resultant human resources risks by means of appropriate indicators and metrics. Our human resources tools as a whole serve to strengthen our staff's ties with the Group and consequently to safeguard our business intelligence.

With our specially tailored programme of qualification and further training measures, we make sure that our staff are able to adapt to current market demands.

Targeted personnel marketing measures, staff potential assessment and development schemes, and systematic succession planning are designed to reduce the risk of shortages in qualified staff. Modern management tools and adequate monetary and non-monetary incentives ensure a high level of motivation.

Legal and supervisory risks

Legal risks may arise on the one hand from court decisions and legislation (changes in legal parameters) and on the other from legal disputes and arbitration proceedings in which we as an international insurance group are involved, especially in the area of claims settlement.

We counter risks from changes in legislation and court decisions by constantly monitoring current developments and by actively participating in relevant bodies and associations in order to contribute our views.

The following are examples of currently relevant legal risks:

- In April of 2004, New York State Attorney General Eliot Spitzer started an investigation into the use of Placement or Market Service Agreements (PSAs) in the insurance industry. Several other US state regulators subsequently commenced similar probes into this matter, as have other regulators. We have received requests to provide information in connection with these investigations and are cooperating fully with the authorities. Entities of the Munich Re organisation, together with several other insurers and brokers, have been named defendants in several PSA-related class actions by US policyholders. Munich Re denies any wrongdoing and will defend itself vigorously.
- Given the hitherto unbroken trend of rising claims against insurance companies, we increased our provisions for asbestos claims as at 31 December 2006. In February 2006, the federal legislative procedure for the Fairness in Asbestos Injury Resolution Act in the USA foundered. With the Democrats gaining the majority of seats in the House of Representatives in the Congressional elections in November 2006, the chances of the Bill being revived have fallen substantially. Revelations about questionable asbestos-related disease diagnoses and resultant lawsuits have led to the convening of various investigation committees in the USA to look into these practices. This could be a sign of a positive trend with regard to the asbestos situation in the USA. However, it is too early to say whether and to what extent this will have favourable implications for the insurance industry's loss development.
- In connection with the attack on the World Trade Center of 11 September 2001, a federal court has upheld two district court rulings which had earlier found that the attack on the two WTC towers should be treated either as one or as two separate events, depending on the wording of the insurance policies. The remit of the Court of Appeals was solely to establish whether procedural errors alleged by the parties to the dispute warranted fresh proceedings in a court of the first instance. As the objections were dismissed, the legal uncertainty regarding the loss event issue is now finally resolved. Since the rulings of the courts of first instance are already reflected in our ultimate loss estimates, the decision will not affect our projected US$ 2.6bn total WTC claims bill. Confirmation of the Wilprop decision will, however, enable Munich Re to defend itself against additional financial burdens.
- As a consequence of the severe hurricanes of 2005, particularly Katrina, hundreds of lawsuits against diverse insurers are still pending in the affected US states. Plaintiffs with private buildings insurance are attempting to circumvent the exclusion of all flood damage routinely

contained in such policies. The fact is that the damage along the coast was caused mainly by the storm surge accompanying Katrina rather than as a direct result of the wind. Despite the good arguments of the insurers (the exclusion of flood damage in private buildings insurance policies has been established practice for years and has been approved by the regulatory authorities) the outcome of the lawsuits is at present difficult to assess, not least owing to public pressure on the insurance industry and the uncertainties inherent in jury decisions.

- As a result of our global activities, we are subject to a large number of supervisory regulations in different countries. These may give rise to legal and regulatory risks.
  In late 2004, the US Securities and Exchange Commission (SEC) and the Office of the New York State Attorney General initiated inquiries of Munich Re with respect to "certain loss mitigation insurance products". Subsequently, a number of other authorities in the USA and elsewhere made both formal and informal requests for similar information from Munich Re and some of its subsidiaries. We are fully cooperating with these inquiries.

Main other risks

As insurers and reinsurers, we are dependent on economic and political parameters in the different markets in which we operate, as well as on macroeconomic and geopolitical risks. The development of the economy not only affects our insurance business but also influences the capital markets and hence our investment portfolio. An economic downturn can lead to payment defaults and downgradings of credit ratings among our debtors, which may require write-downs in our books.

When developing new markets, such as those in Asia and eastern Europe, the Munich Re Group is largely dependent on the prevailing economic, political and regulatory conditions, the accessibility of market segments, and the local sales channels. But even in developed markets, social or political changes may result in a deterioration of legal, fiscal or economic conditions, and this may ultimately affect the assets, liabilities, financial position and results of individual companies or the Munich Re Group as a whole.

Thus, for instance, the ongoing discussion about the reform of the social security systems in Germany still harbours risks for the health insurers in the ERGO Insurance Group. We are therefore closely monitoring these developments by (among other means) being active at insurance-association level and making regular scenario calculations that simulate the effects of possible changes in basic parameters. We are also proactively investigating the implications of the recent reforms for our product strategy in comprehensive and supplementary health insurance.

As a matter of general principle, our economists constantly study and monitor the economic and political situation of our main markets and inform the Board of Management without delay about relevant trends so that, if necessary, suitable risk mitigation or management measures can be taken. Conceivable scenarios are also discussed and coordinated with our asset management company MEAG to enable us to react promptly and appropriately in respect of our held investments.

Strategic risks arise if the strategy at overall Group level or business-segment level is not compatible with existing and future client requirements, market conditions or other parameters (e.g. economic or regulatory). If these disparities were not recognised, our objectives and initiatives would not take sufficient account of developments. In our strategic planning, we therefore carefully analyse the strategic risks, which are evaluated in individual projects (e.g. investment or market-entry projects) using scenarios and at an aggregate level on the basis of "wild cards". These wild cards describe events with a very low occurrence probability but a potentially strong impact on our business operations. In addition, we systematically perform "SWOT analyses" (strengths, weaknesses, opportunities, threats) and, building on these, specify what action is to be taken. Our Group Development Division works closely with our Integrated Risk Management Division to ensure these risks can be adequately reflected in the "stress tests" applied under the Munich Re Capital Model and in our management of cross-line, cross-segment and cross-balance-sheet accumulations of risks.

One of the main risks for any company is failing to recognise new business opportunities that maximise the company's franchise value. We counter this danger by, among other things, integrating innovation teams into our operative reinsurance units in order to tap into new product and client segments at an early stage. This approach is also designed to ensure that we identify and work on topical market and client issues, as well as fields of knowledge that are of critical importance for the future. Furthermore, our steering tools are increasingly oriented towards the key drivers of new business value – for example, in the life reinsurance and primary life and health segments, management compensation is explicitly linked to the meeting of value added by new business targets. These targets are not top-line growth-oriented, but rather bottom-line-oriented – meaning that management is incentivised to grow the franchise in a sustainable and profitable way.

Financial strength

Financial strength on an economic basis
We started the reporting year 2006 with available financial resources comfortably exceeding the risk-based capital requirements for the Group. This was also illustrated by a series of "stress tests" applied to our economic measure of financial strength. The favourable result for the business year 2006 further consolidated this position, giving us headroom to launch our first €1bn share buy-back programme. Shares repurchased during the period November 2006 to April 2007 will subsequently be retired.

At the present time, the way we determine our financial strength differs somewhat from the regulatory and rating-agency approaches. This means that we must constantly compare and contrast these calculation methods and resultant evaluations of our financial strength as part of our active capital management. It is not yet possible for insurance groups to adopt one measure of financial strength, although the Solvency II project to reform insurance supervision in Europe and various initiatives of all major rating agencies may assist in converging these indicators of financial strength over time.

Regulatory and rating-agency capital requirements

The Munich Re Group meets the regulatory solvency requirements stipulating a specified minimum capitalisation supplemented by the criteria of specific ratings from the major rating agencies. More detail is provided in the "Financial situation" section (see page 97f.).

Assessment of risk situation

Status quo
We see ourselves in a position to sustain the level of profitability we have achieved in recent years, adjusted to eliminate the effects of exceptionally low claims expenditure for natural catastrophes and particularly favourable capital market conditions. We therefore assess the Munich Re Group's risk situation as manageable and under control.

With our risk management instruments, we will systematically control the risks in our reinsurance business and ensure that we firmly adhere to our policy of risk-adequate prices, terms and conditions (e.g. exclusions), even if this means having to refrain from participating in some business.

Outlook
The external requirements for Group-wide risk management are likely to increase further since national and international initiatives such as IFRS are setting new standards for accounting, and Solvency II is fundamentally restructuring insurance supervision in the European Member States. Rating agencies increasingly and explicitly take the quality and effectiveness of risk management into account in their ratings and their requirements are very much in line with what we have adopted internally as best practices. Insurance associations and research institutions such as the Geneva Association actively promote an exchange of views on risk management best practices and their establishment. At the end of 2006, Munich Re hosted the second CRO Assembly of the Geneva Association, which is the largest global gathering of insurance and reinsurance CROs. The programme organised by Munich Re provided a unique opportunity for our clients and peers to exchange views on developments in risk management and to interact with regulators, rating agencies, policymakers and analysts. Munich Re's experts from the fields of geosciences, biosciences, liability regimes and macroeconomics also conducted workshops during the Assembly to assist our clients in a deeper understanding of the risks of change in their portfolio. It is our hope that our efforts in these areas will help reduce the cyclicality of results in our industry and further improve the underwriting standards adopted by insurers and reinsurers globally.

Munich Re also participates actively in the CRO Forum and in 2007 will chair the Emerging Risks Initiative of the CRO Forum, which it co-founded (see section on qualitative risk management on page 126f. for a description of the activities of this initiative).

Consolidated financial statements

Consolidated financial statements
Consolidated balance sheet as at 31 December 2006

Assets	Notes	€m	€m	€m	Prev. year* €m	€m	Change %
A. Intangible assets							
I. Goodwill	(1)		3,256		3,264	-8	-0.2
II. Other intangible assets	(2)		1,055		1,036	19	1.8
				4,311	4,300	11	0.3
B. Investments							
I. Land and buildings, including buildings on third-party land	(3)		4,720		5,798	-1,078	-18.6
Thereof: - Investment property held for sale	(16)		1,164		–	1,164	–
II. Investments in affiliated companies and associates	(4)		1,303		1,312	-9	-0.7
III. Loans	(5)		29,528		24,795	4,733	19.1
IV. Other securities							
1. Held to maturity	(6)	252			445	-193	-43.4
2. Available for sale	(7)	122,915			124,452	-1,537	-1.2
3. Held for trading	(8)	1,343			1,879	-536	-28.5
			124,510		126,776	-2,266	-1.8
V. Deposits retained on assumed reinsurance	(9)		11,931		14,581	-2,650	-18.2
VI. Other investments	(10)		3,060		2,479	581	23.4
				175,052	175,741	-689	-0.4
C. Investments for the benefit of life insurance policyholders who bear the investment risk				1,820	1,430	390	27.3
D. Ceded share ot technical provisions	(11)			6,593	7,980	-1,387	-17.4
E. Receivables	(12)			8,825	9,648	-823	-8.5
F. Cash at bank, cheques and cash in hand				2,172	2,337	-165	-7.1
G. Deferred acquisition costs	(13)						
- Gross			8,298		8,222	76	0.9
- Ceded			108		98	10	10.2
- Net				8,190	8,124	66	0.8
H. Deferred tax assets	(14)			5,370	5,213	157	3.0
Thereof: - Deferred taxes relating to disposal groups				16	–	16	–
I. Other assets	(15)			3,541	3,964	-423	-10.7
Thereof: - Owner-occupied property held for sale	(16)			66	–	66	–
Total assets				**215,874**	**218,737**	**-2,863**	**-1.3**

*Adjusted owing to first-time application of IAS 19 (rev. 2004). Details are provided in the notes on recognition and measurement.

Equity and liabilities	Notes			Prev. year*	Change	
		€m	€m	€m	€m	%
A. Equity	(17)					
I. Issued capital and capital reserve		**7,388**		7,388	–	–
II. Retained earnings		**9,416**		7,777	1,639	21.1
III. Other reserves		**5,702**		6,100	–398	–6.5
IV. Consolidated result attributable to Munich Re equity holders		**3,440**		2,679	761	28.4
V. Minority interests		**483**		453	30	6.6
			26,429	24,397	2,032	8.3
B. Subordinated liabilities	(18)		**3,419**	3,408	11	0.3
C. Gross technical provisions						
I. Unearned premiums	(19)	**5,870**		6,153	–283	–4.6
II. Provision for future policy benefits	(20)	**94,660**		94,445	215	0.2
III. Provision for outstanding claims	(21)	**47,076**		49,380	–2,304	–4.7
IV. Other technical provisions	(22)	**10,835**		10,534	301	2.9
Thereof:						
– Provision for deferred premium refunds relating to disposal groups	(16)	**–169**		–	–169	–
			158,441	160,512	–2,071	–1.3
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	(23)		**1,930**	1,516	414	27.3
E. Other accrued liabilities	(24)		**4,865**	4,926	–61	–1.2
F. Liabilities						
I. Bonds and notes issued	(25)	**378**		1,097	–719	–65.5
II. Deposits retained on ceded business	(26)	**2,241**		3,392	–1,151	–33.9
III. Other liabilities	(27)	**10,015**		12,288	–2,273	–18.5
Thereof:						
– Amounts due to banks relating to disposal groups	(16)	**231**		–	231	–
			12,634	16,777	–4,143	–24.7
G. Deferred tax liabilities	(14)		**8,156**	7,201	955	13.3
Thereof:						
– Deferred tax liabilities relating to disposal groups	(16)		**65**	–	65	–
Total equity and liabilities			**215,874**	**218,737**	**–2,863**	**–1.3**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated income statement for the financial year 2006

Items	Notes	€m	€m	€m	Prev. year* €m	€m	Change %
Gross premiums written	(28)	**37,436**			38,199	–763	–2.0
1. Earned premiums	(28)						
– Gross		**37,613**			38,251	–638	–1.7
– Ceded		**1,899**			2,041	–142	–7.0
– Net			**35,714**		36,210	–496	–1.4
2. Investment result	(29)						
– Investment income		**12,382**			13,415	–1,033	–7.7
– Investment expenses		**3,506**			2,597	909	35.0
– Total			**8,876**		10,818	–1,942	–18.0
Thereof:							
– Income from associates			**44**		1,131	–1,087	–96.1
3. Other income	(30)		**1,784**		1,465	319	21.8
Total income (1–3)				**46,374**	48,493	–2,119	–4.4
4. Expenses for claims and benefits	(31)						
– Gross		**30,798**			35,560	–4,762	–13.4
– Ceded share		**1,131**			2,208	–1,077	–48.8
– Net			**29,667**		33,352	–3,685	–11.0
5. Operating expenses	(32)						
– Gross		**9,333**			9,609	–276	–2.9
– Ceded share		**499**			444	55	12.4
– Net			**8,834**		9,165	–331	–3.6
6. Other expenses	(33)		**2,375**		1,826	549	30.1
Total expenses (4–6)				**40,876**	44,343	–3,467	–7.8
7. **Result before impairment losses of goodwill**				**5,498**	4,150	1,348	32.5
8. Impairment losses of goodwill	(1)			**4**	7	–3	–42.9
9. Operating result				**5,494**	4,143	1,351	32.6
10. Finance costs	(34)			**310**	378	–68	–18.0
11. Taxes on income	(35)			**1,648**	1,014	634	62.5
12. **Consolidated result**				**3,536**	**2,751**	**785**	**28.5**
Thereof:							
– Attributable to Munich Re equity holders				**3,440**	**2,679**	**761**	**28.4**
– Attributable to minority interests	(17)			**96**	**72**	**24**	**33.3**
	Notes			€	€	€	%
Earnings per share	(50)			**15.12**	11.74	3.38	28.8

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Statement of recognised income and expense

	2006 €m	Prev. year €m
Consolidated result	3,536	2,751
Currency translation		
– Gains (losses) recognised in equity	–594	651
– Included in the income statement	–	–
Unrealised gains and losses on investments		
– Gains (losses) recognised in equity	1,616	2,972
– Included in the income statement	–1,450	–1,315
Change resulting from valuation at equity		
– Gains (losses) recognised in equity	13	–157
– Included in the income statement	–	–
Change resulting from cash flow hedges		
– Gains (losses) recognised in equity	8	–4
– Included in the income statement	–	–
Actuarial gains and losses on defined benefit plans	–24	–112
Change in consolidated group	–22	–137
Other changes	–18	–155
Income and expense recognised directly in equity	–471	1,743
Total recognised income and expense	3,065	4,494
Thereof:		
– Attributable to Munich Re equity holders	3,020	4,452
– Attributable to minority interests	45	42
Adjustments pursuant to IAS 8	–51	–73

Group statement of changes in equity

All figures in €m	Issued capital	Capital reserve	Retained earnings: Retained earnings before deduction of own shares	Retained earnings: Own shares held	Other reserves: Unrealised gains and losses	Other reserves: Reserve from currency translation	Other reserves: Valuation result from cash flow hedges	Consolidated result	Minority interests	Total equity
	Equity attributable to Munich Re equity holders									
Status at 31.12.2004*	**588**	**6,800**	**7,031**	**–158**	**4,621**	**–674**	**10**	**1,833**	**441**	**20,492**
Allocation to retained earnings	–	–	1,376	–	–	–	–	–1,376	–	–
Total recognised income and expenses	–	–	–370	–	1,507	640	–4	2,679	42	4,494
Dividend	–	–	–	–	–	–	–	–457	–16	–473
Adjustments pursuant to IAS 8	–	–	–59	–	–	–	–	–	–14	–73
Share buy-backs	–	–	–	–43	–	–	–	–	–	–43
Status at 31.12.2005*	**588**	**6,800**	**7,978**	**–201**	**6,128**	**–34**	**6**	**2,679**	**453**	**24,397**
Allocation to retained earnings	–	–	1,972	–	–	–	–	–1,972	–	–
Total recognised income and expenses	–	–	–22	–	189	–595	8	3,440	45	3,065
Dividend	–	–	–	–	–	–	–	–707	–16	–723
Adjustments pursuant to IAS 8	–	–	–52	–	–	–	–	–	1	–51
Share buy-backs	–	–	–	–259	–	–	–	–	–	–259
Status at 31.12.2006	**588**	**6,800**	**9,876**	**–460**	**6,317**	**–629**	**14**	**3,440**	**483**	**26,429**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Consolidated cash flow statement for the financial year 2006

	€m	Prev. year* €m
Consolidated result	**3,536**	**2,751**
Net change in technical provisions	1,423	10,794
Change in deferred acquisition costs	–81	–309
Change in deposits retained and accounts receivable and payable	1,967	–1,268
Change in other receivables and liabilities	1,303	–1,413
Gains and losses on the disposal of investments	–2,559	–4,511
Change in securities held for trading	–254	–1,374
Change in other balance sheet items	219	976
Other income/expenses without impact on cash flow	1,332	473
I. Cash flows from operating activities	**6,886**	**6,119**
Inflows from the sale of consolidated companies	10	173
Outflows for the acquisition of consolidated companies	190	28
Change from the acquisition, sale and maturities of other investments	–4,157	–2,529
Change from the acquisition and sale of investments for unit-linked life insurance	–289	–20
Other	130	–524
II. Cash flows from investing activities	**–4,496**	**–2,928**
Inflows from increase in capital	–	–
Outflows for share buy-backs	259	43
Dividend payments	723	473
Change from other financing activities	–1,514	–2,385
III. Cash flows from financing activities	**–2,496**	**–2,901**
Cash flows for the financial year (I + II + III)	**–106**	**290**
Effect of exchange rate changes on cash	–59	20
Cash at the beginning of the financial year	2,337	2,027
Cash at the end of the financial year	2,172	2,337
Additional information		
Income tax paid (net)	471	404
Dividends received	1,003	771
Interest received	6,473	6,363
Interest paid	715	421

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Our reporting on the Group cash flow is based on IAS 7 and the principles of German Accounting Standard No. 2 (DRS 2) issued by the German Standards Board (DSR) for the presentation of cash flow statements. This has been supplemented by the requirements of DRS 2–20, which applies specifically to insurance companies.

In accordance with the recommendations of the DSR for insurance companies, we have applied the indirect presentation method.

The "cash fund" within the meaning of the German Accounting Standard is limited to cash and cash equivalents shown under balance sheet item F "cash at bank, cheques and cash in hand".

Further information on the consolidated cash flow statement can be found in the management report on page 102f.

Segment assets	Reinsurance			
	Life and health		Property-casualty	
	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m
A. Intangible assets	275	267	1,229	1,374
B. Investments				
I. Land and buildings, including buildings on third-party land	585	663	766	759
Thereof: – Investment property held for sale	102	–	128	–
II. Investments in affiliated companies and associates	2,553	2,910	3,281	3,238
III. Loans	181	310	215	323
IV. Other securities				
1. Held to maturity	–	–	–	–
2. Available for sale	22,341	23,361	36,430	34,399
3. Held for trading	117	146	595	700
	22,958	23,507	37,025	35,099
V. Deposits retained on assumed reinsurance	7,132	9,089	9,284	10,205
VI. Other investments	301	321	702	539
	33,710	36,800	51,273	50,163
C. Investments for the benefit of life insurance policyholders who bear the investment risk	–	–	–	–
D. Ceded share of technical provisions	844	1,647	3,871	4,077
E. Other segment assets	6,365	6,177	8,421	10,426
Thereof: – Other segment assets relating to disposal groups	4	–	8	–
Total segment assets	41,194	44,891	64,794	66,040

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The Munich Re Group's segment reporting is based on IAS 14 and the principles of German Accounting Standard No. 3 (DRS 3) issued by the German Standards Board (DSR). This has been supplemented by the requirements of DRS 3-20, which applies specifically to insurance companies.

In accordance with the recommendations of the DSR, we have made the primary segmentation between the fields of reinsurance, primary insurance (each broken down into life and health and property-casualty) and asset management.

The individual fields of business are shown after consolidation of internal transactions within the individual field but before consolidation across segments. This is shown separately in the "consolidation" column.

Goodwill has been allocated to the segment of the respective subsidiary.

Primary insurance				Asset management		Consolidation		Total	
Life and health		Property-casualty							
31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m
1,730	1,748	**1,082**	929	**10**	6	**–15**	–24	**4,311**	4,300
3,189	4,170	**114**	179	**67**	28	**–1**	–1	**4,720**	5,798
908	–	**26**	–	**–**	–	**–**	–	**1,164**	–
1,063	994	**3,290**	3,506	**106**	95	**–8,990**	–9,431	**1,303**	1,312
29,362	24,808	**1,585**	1,514	**104**	151	**–1,919**	–2,311	**29,528**	24,795
242	432	**10**	13	**–**	–	**–**	–	**252**	445
57,383	60,304	**6,254**	6,385	**34**	33	**–27**	–30	**122,915**	124,452
344	717	**287**	316	**–**	–	**–**	–	**1,343**	1,879
57,969	61,453	**6,551**	6,714	**34**	33	**–27**	–30	**124,510**	126,776
253	229	**18**	18	**–**	–	**–4,756**	–4,960	**11,931**	14,581
1,892	638	**257**	276	**293**	705	**–385**	–	**3,060**	2,479
93,728	92,292	**11,815**	12,207	**604**	1,012	**–16,078**	–16,733	**175,052**	175,741
1,820	1,430	**–**	–	**–**	–	**–**	–	**1,820**	1,430
6,357	6,817	**1,528**	1,701	**–**	–	**–6,007**	–6,262	**6,593**	7,980
11,286	11,097	**3,849**	3,990	**144**	203	**–1,967**	–2,607	**28,098**	29,286
70	–	**–**	–	**–**	–	**–**	–	**82**	–
114,921	**113,384**	**18,274**	**18,827**	**758**	**1,221**	**–24,067**	**–25,626**	**215,874**	**218,737**

Segment equity and liabilities

	Reinsurance			
	Life and health		Property-casualty	
	31.12.2006 €m	Prev. year* €m	**31.12.2006 €m**	Prev. year* €m
A. Subordinated liabilities	**1,349**	1,453	**1,682**	1,561
B. Gross technical provisions				
I. Unearned premiums	**195**	209	**4,362**	4,865
II. Provision for future policy benefits	**16,706**	18,675	**738**	702
III. Provision for outstanding claims	**4,489**	5,493	**36,482**	38,080
IV. Other technical provisions	**1,114**	888	**232**	190
Thereof:				
– Provision for deferred premium refunds relating to disposal groups	**–**	–	**–**	–
	22,504	25,265	**41,814**	43,837
C. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**685**	739	**1,382**	1,458
E. Other segment liabilities	**4,360**	3,807	**6,992**	8,397
Thereof:				
– Other segment liabilities relating to disposal groups	**15**	–	**19**	–
Total segment liabilities	**28,898**	**31,264**	**51,870**	**55,253**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

	Life and health	Primary insurance Property-casualty		Asset management		Consolidation		Total	
31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m	31.12.2006 €m	Prev. year* €m
2	19	**398**	404	**–**	–	**–12**	–29	**3,419**	3,408
92	86	**1,468**	1,221	**–**	–	**–247**	–228	**5,870**	6,153
81,561	79,647	**267**	224	**–**	–	**–4,612**	–4,803	**94,660**	94,445
2,245	1,993	**4,737**	4,765	**–**	–	**–877**	–951	**47,076**	49,380
9,705	9,669	**113**	104	**–**	–	**–329**	–317	**10,835**	10,534
–169	–	**–**	–	**–**	–	**–**	–	**–169**	–
93,603	91,395	**6,585**	6,314	**–**	–	**–6,065**	–6,299	**158,441**	160,512
1,930	1,516	**–**	–	**–**	–	**–**	–	**1,930**	1,516
1,153	1,195	**1,675**	1,547	**47**	66	**–77**	–79	**4,865**	4,926
13,702	14,698	**4,058**	5,319	**524**	1,035	**–8,846**	–9,278	**20,790**	23,978
258	–	**4**	–	**–**	–	**–**	–	**296**	–
110,390	**108,823**	**12,716**	**13,584**	**571**	**1,101**	**–15,000**	**–15,685**	**189,445**	**194,340**
						Equity		**26,429**	**24,397**
						Total equity and liabilities		**215,874**	**218,737**

Segment reporting

Segment income statement

	Reinsurance			
	Life and health		Property-casualty	
	2006 €m	Prev. year* €m	2006 €m	Prev. year* €m
Gross premiums written	**7,665**	7,811	**14,551**	14,547
Thereof:				
– From insurance transactions with other segments	**751**	859	**760**	848
– From insurance transactions with external third parties	**6,914**	6,952	**13,791**	13,699
1. Earned premiums				
– Gross	**7,667**	7,852	**14,805**	14,643
– Ceded	**391**	456	**1,010**	1,078
– Net	**7,276**	7,396	**13,795**	13,565
2. Investment result				
– Investment income	**2,140**	2,236	**3,637**	3,480
– Investment expenses	**523**	339	**889**	621
– Total	**1,617**	1,897	**2,748**	2,859
Thereof:				
– Income from associates	**6**	51	**33**	208
3. Other income	**297**	272	**557**	487
Total income (1–3)	**9,190**	9,565	**17,100**	16,911
4. Expenses for claims and benefits				
– Gross	**5,932**	6,358	**9,526**	12,490
– Ceded share	**206**	354	**574**	1,145
– Net	**5,726**	6,004	**8,952**	11,345
5. Operating expenses				
– Gross	**2,314**	2,315	**4,107**	4,089
– Ceded share	**158**	87	**261**	262
– Net	**2,156**	2,228	**3,846**	3,827
6. Other expenses	**386**	228	**816**	455
Total expenses (4–6)	**8,268**	8,460	**13,614**	15,627
7. Result before impairment losses of goodwill	**922**	1,105	**3,486**	1,284
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**922**	1,105	**3,486**	1,284
10. Finance costs	**96**	80	**161**	212
11. Taxes on income	**265**	48	**1,191**	652
12. Consolidated result	**561**	977	**2,134**	420
Thereof:				
– Attributable to Munich Re equity holders	**561**	977	**2,134**	420
– Attributable to minority interests	**–**	–	**–**	–

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The ERGO Insurance Group has concluded profit-transfer agreements with nearly all of its German insurance companies. In our segment reporting, expenditure incurred as a result of profit transfer is deemed appropriation of net income. The segments are thus adjusted to eliminate these expenses, the elimination being carried out in the consolidation column.

Life and health 2006 €m	Life and health Prev. year* €m	Primary insurance Property-casualty 2006 €m	Primary insurance Property-casualty Prev. year* €m	Asset management 2006 €m	Asset management Prev. year* €m	Consolidation 2006 €m	Consolidation Prev. year* €m	Total 2006 €m	Total Prev. year* €m
11,606	12,330	**5,147**	5,242	**–**	–	**–1,533**	–1,731	**37,436**	38,199
1	1	**21**	23	**–**	–	**–1,533**	–1,731	**–**	–
11,605	12,329	**5,126**	5,219	**–**	–	**–**	–	**37,436**	38,199
11,600	12,323	**5,060**	5,121	**–**	–	**–1,519**	–1,688	**37,613**	38,251
932	1,079	**1,085**	1,116	**–**	–	**–1,519**	–1,688	**1,899**	2,041
10,668	11,244	**3,975**	4,005	**–**	–	**–**	–	**35,714**	36,210
6,308	6,933	**855**	1,004	**64**	62	**–622**	–300	**12,382**	13,415
2,190	1,879	**170**	151	**9**	22	**–275**	–415	**3,506**	2,597
4,118	5,054	**685**	853	**55**	40	**–347**	115	**8,876**	10,818
17	233	**–16**	221	**4**	2	**–**	416	**44**	1,131
901	873	**739**	787	**328**	267	**–1,038**	–1,221	**1,784**	1,465
15,687	17,171	**5,399**	5,645	**383**	307	**–1,385**	–1,106	**46,374**	48,493
13,576	14,712	**2,864**	3,439	**–**	–	**–1,100**	–1,439	**30,798**	35,560
874	1,057	**582**	1,049	**–**	–	**–1,105**	–1,397	**1,131**	2,208
12,702	13,655	**2,282**	2,390	**–**	–	**5**	–42	**29,667**	33,352
1,704	2,047	**1,686**	1,706	**–**	–	**–478**	–548	**9,333**	9,609
262	321	**296**	316	**–**	–	**–478**	–542	**499**	444
1,442	1,726	**1,390**	1,390	**–**	–	**–**	–6	**8,834**	9,165
1,041	1,062	**947**	1,061	**303**	240	**–1,118**	–1,220	**2,375**	1,826
15,185	16,443	**4,619**	4,841	**303**	240	**–1,113**	–1,268	**40,876**	44,343
502	728	**780**	804	**80**	67	**–272**	162	**5,498**	4,150
1	1	**3**	5	**–**	1	**–**	–	**4**	7
501	727	**777**	799	**80**	66	**–272**	162	**5,494**	4,143
1	3	**49**	82	**4**	3	**–1**	–2	**310**	378
164	130	**2**	132	**23**	32	**3**	20	**1,648**	1,014
336	594	**726**	585	**53**	31	**274**	144	**3,536**	2,751
299	539	**668**	553	**51**	33	**273**	157	**3,440**	2,679
37	55	**58**	32	**2**	–2	**1**	–13	**96**	72

Segment reporting

Investments*		Reinsurers		Primary insurers		Asset management		Total
	31.12.2006 €m	Prev. year €m	31.12.2006 €m	Prev. year €m	31.12.2006 €m	Prev. year €m	31.12.2006 €m	Prev. year €m
Europe	**45,043**	43,942	**98,656**	97,902	**311**	804	**144,010**	142,648
North America	**24,824**	27,360	**1,936**	1,426	**22**	23	**26,782**	28,809
Asia and Australasia	**2,899**	2,776	**1,334**	1,024	**38**	5	**4,271**	3,805
Africa, Near and Middle East	**750**	753	**77**	81	**-**	-	**827**	834
Latin America	**848**	826	**133**	249	**1**	-	**982**	1,075
Total	**74,364**	**75,657**	**102,136**	**100,682**	**372**	**832**	**176,872**	**177,171**

*After elimination of intra-Group transactions across segments.

Secondary segmentation is based on the geographical origin of our investments and gross premiums written.

Gross premiums written*	Reinsurers		Primary insurers		Total	
	2006 €m	Prev. year €m	2006 €m	Prev. year €m	2006 €m	Prev. year €m
Europe						
Germany	**2,933**	3,122	**13,064**	14,272	**15,997**	17,394
UK	**3,858**	3,838	**190**	245	**4,048**	4,083
Italy	**574**	562	**664**	732	**1,238**	1,294
Spain	**566**	527	**442**	371	**1,008**	898
Belgium	**80**	123	**542**	390	**622**	513
Others	**2,168**	2,251	**1,507**	1,312	**3,675**	3,563
	10,179	10,423	**16,409**	17,322	**26,588**	27,745
North America						
USA	**4,987**	4,774	**168**	112	**5,155**	4,886
Canada	**2,010**	1,929	**8**	6	**2,018**	1,935
	6,997	6,703	**176**	118	**7,173**	6,821
Asia and Australasia						
Australia	**458**	445	**8**	5	**466**	450
China	**437**	362	**17**	–	**454**	362
Japan	**290**	335	**14**	4	**304**	339
Korea	**336**	270	**9**	1	**345**	271
Others	**444**	514	**30**	47	**474**	561
	1,965	1,926	**78**	57	**2,043**	1,983
Africa, Near and Middle East						
South Africa	**300**	330	**3**	17	**303**	347
Israel	**143**	140	**–**	–	**143**	140
Others	**203**	202	**43**	24	**246**	226
	646	672	**46**	41	**692**	713
Latin America	**918**	927	**22**	10	**940**	937
Total	**20,705**	**20,651**	**16,731**	**17,548**	**37,436**	**38,199**

*After elimination of intra-Group reinsurance across segments.
Presentation of the figures in the management report differs from this (cf. note on page 66).

Application of International Financial Reporting Standards (IFRSs)
Munich Re's consolidated financial statements have been prepared on the basis of Section 315 a para. 1 of the German Commercial Code in conjunction with Article 4 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002 concerning the application of international accounting standards. We have complied with the international accounting standards adopted in accordance with Articles 2, 3 and 6 of the aforementioned Regulation and with the Commercial Code rules designated in Section 315 a para. 1 of the German Commercial Code. The consolidated financial statements thus also meet all the requirements of IFRSs. Our presentation currency is the euro (€).

Since 2002, the standards adopted by the International Accounting Standards Board (IASB) have been referred to as International Financial Reporting Standards (IFRSs); the standards from previous years continue to bear the name International Accounting Standards (IASs). Insofar as we do not explicitly refer to a particular standard, we use the two terms synonymously. In accordance with the rules of IFRS 4, underwriting items are recognised and measured on the basis of US GAAP (United States Generally Accepted Accounting Principles). We have also observed the German accounting standards (DRSs) adopted by the German Standardisation Council (DSR) provided they do not contradict the applicable IFRSs.

Declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act
In November and December 2006 respectively, the Board of Management and Supervisory Board of Munich Reinsurance Company and the corresponding Boards of ERGO Versicherungsgruppe AG published, in each case, an updated declaration of conformity with the German Corporate Governance Code as per Section 161 of the German Stock Companies Act and made this declaration permanently available to shareholders on the internet.

Figures for previous years
The first-time application of IAS 19 (rev. 2004) as at 1 January 2006 necessitated the retrospective adjustment of the consolidated balance sheet as at 31 December 2005 and the consolidated income statement for the financial year 2005. Details are given in the section "Changes in accounting policies". Otherwise, the previous-year figures have been calculated on the same basis as the figures for the financial year 2006.

Consolidation
Consolidated companies
In accordance with IAS 27, the consolidated financial statements include Munich Reinsurance Company (the parent) and all the entities in which Munich Re owns, directly or indirectly, more than half of the voting power or over which it has the factual ability to exercise control (subsidiaries). This applies analogously to the special funds held by Munich Re and its subsidiaries. The only exceptions are subsidiaries and special funds determined as being not material for assessing the Group's financial position; insurance and reinsurance companies are consolidated regardless of their size.

On 2 October 2006, a 75% stake in the share capital of İsviçre Sigorta A. Ş., Istanbul, was purchased at a price of €212.8m. This sum includes all incidental acquisition expenses and other expenses for consulting services, as well as taxes incurred. The İsviçre Insurance Group comprises not only İsviçre Sigorta A. Ş., one of Turkey's largest property-casualty insurers, but also the life insurer İsviçre Hayat Sigorta A. Ş., Istanbul.

The group's income and expenses for the fourth quarter were recognised in the consolidated income statement. All in all, the İsviçre Insurance Group contributed a break-even result to the Munich Re Group's net income for 2006. For the whole year under review, the two insurers wrote gross premiums totalling €319.1m, of which €82.5m was included in the consolidated financial statements for 2006. Disclosure of the IFRS result in accordance with IFRS 3.70, i.e. as if the acquisition had been effected at the beginning of the financial year, is impracticable, since IFRS financial statements were prepared for the first time during the financial year, and disclosure of the IFRS result for the full reporting period would have involved a great amount of extra work, thereby jeopardising the group's inclusion in the Munich Re Group's consolidated financial statements.

The two insurance companies' opening balance sheets at the acquisition date include the following IFRS (local) figures: intangible assets of €86.7m (0.2m), investments of €124.3m (139.7m), a ceded share of underwriting provisions of €68.8m (58.6m), other assets of €143.9m (117.2m), gross technical provisions of €260.2m (232.0m), other liabilities of €25.7m (25.0m) and equity of €51.7m (58.6m). In connection with our acquisition of the stake in İsviçre Sigorta A. Ş., goodwill of €118.5m was capitalised, as were other intangible assets. This capitalisation is based on our expectations regarding the group's profitability and growth potential, resulting in particular from efficient market-wide sales network, good reputation and brand, experienced management team and integration in ERGO's international insurance network.

An overview of the group of consolidated companies and other important shareholdings is provided on page 213 f. The list of all our shareholdings is filed with the Company Registry, Munich, under registration number HRB 42039.

Number of consolidated subsidiaries*

	Germany	Other countries	Total
31 Dec. previous year	74	138	212
Additions	3	18	21
Reductions	7	8	15
31 Dec. financial year	70	148	218

*In addition, 69 German and 9 non-German investment funds were included in the consolidated group.

Number of unconsolidated subsidiaries

	Germany	Other countries	Total
31 Dec. previous year	206	76	282
Additions	17	9	26
Reductions	21	12	33
31 Dec. financial year	202	73	275

Number of companies valued at equity

	Germany	Other countries	Total
31 Dec. previous year	30	40	70
Additions	–	5	5
Reductions	2	6	8
31 Dec. financial year	28	39	67

Number of other associates (not valued at equity)

	Germany	Other countries	Total
31 Dec. previous year	24	19	43
Additions	1	7	8
Reductions	2	4	6
31 Dec. financial year	23	22	45

Consolidation principles

The balance sheet date of the consolidated companies is generally 31 December. Some of the special funds have other balance sheet dates. These funds are consolidated on the basis of interim accounts as at 31 December.

We generally consolidate subsidiaries and special funds as soon as the Group holds the majority of the voting shares or has the factual ability to exercise control. Acquisitions are accounted for by the purchase method. In order to determine the equity capital at the time of acquisition, we measure the assets and liabilities of the subsidiary or special fund at fair value. The acquisition costs of the shares are netted against the equity capital apportionable to the Group at the time of acquisition. Any residual positive amount is capitalised as goodwill.

Profits earned by the subsidiaries or special funds after their first consolidation are included in Group equity. Amounts relating to intra-Group transactions (receivables and liabilities, expenses and income between consolidated companies) are eliminated unless they are determined as not being material.

Associates

Pursuant to IAS 28, associates are generally all entities which are not subsidiaries but on whose financial and operating policies the investors can exercise a significant influence.

In the case of shareholdings amounting to between 20% and 50% of the voting rights, the entities in question are deemed to be associates. Investments in associates are valued at equity unless they are not material for assessing the Group's financial position.

Recognition and measurement

The annual financial statements of the consolidated subsidiaries and special funds are subject to uniform accounting policies. For the annual financial statements of significant associates we have, in accordance with IAS 28.27, made appropriate adjustments for the purposes of the consolidated financial statements. Valuations used in the financial statements of associates not classified as significant are maintained.

Changes in accounting policies

Application of the recognition, measurement and disclosure methods follows the principle that a method once chosen should be applied consistently. Changes have become necessary as a result of new or revised IFRSs. We have complied with all new and revised IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2006. The following standard is of significance in this context:

IAS 19, Employee Benefits, was amended in December 2004 and now provides the option of recognising actuarial gains and losses on defined benefit plans directly in equity, outside profit or loss. We have taken advantage of this option as from 1 January 2006, replacing the previously used corridor method.

In accordance with IAS 8 and the transitional provisions of IAS 19 (rev 2004), we have adjusted the figures for the previous year retrospectively. This has the following effects on the consolidated balance sheet as at 31 December 2005:

Assets All figures in €m	31.12.2005 as originally recognised	Effect from IAS 19 (rev. 2004)	31.12.2005
E. Receivables	9,707	–59	9,648
H. Deferred tax	5,056	157	5,213
Total assets	**218,639**	**98**	**218,737**

Equity and liabilities All figures in €m	31.12.2005 as orignally recognised	Effect from IAS 19 (rev. 2004)	31.12.2005
A. Equity II.Retained earnings	8,021	–244	7,777
III. Other reserves	6,110	–10	6,100
IV. Consolidated result attributable to Munich Re equity holders	2,671	8	2,679
V. Minority interests	463	–10	453
C. Gross technical provisions IV. Other technical provisions	10,551	–17	10,534
E. Other accrued liabilities	4,555	371	4,926
Total equity and liabilities	**218,639**	**98**	**218,737**

The effects on the consolidated income statement for the financial year 2005 are as follows:

Items All figures in €m	2005 as originally recognised	Effect from IAS 19 (rev. 2004)	2005
4. Expenses for claims and benefits – Gross	35,559	1	35,560
– Ceded share	2,208	–	2,208
– Net	33,351	1	33,352
5. Operating expenses – Gross	9,611	–2	9,609
– Ceded share	444	–	444
– Net	9,167	–2	9,165
6. Other expenses	1,838	–12	1,826
Total expenses	44,356	–13	44,343
7. Result before impairment losses of goodwill	**4,137**	**13**	**4,150**
9. Operating result	4,130	13	4,143
11. Taxes on income	1,009	5	1,014
12. Consolidated result	**2,743**	**8**	**2,751**
Thereof			
– Attributable to Munich Re equity holders	2,671	8	2,679
– Attributable to minority interests	72	–	72

First-time application of other new or amended IFRSs has had no material impact.

Standards or changes in standards not yet entered into force
IFRS 7, Financial Instruments: Disclosures, is compulsory for accounting periods beginning on or after 1 January 2007. In addition to the already extended disclosure obligations in respect of recognition and measurement of financial instruments, the new standard requires enhanced disclosure of information on the type and extent of risks from financial instruments; the requirements of IFRS 4, Insurance Contracts, regarding risks from insurance contracts have been adjusted in the same way. Parallel to this, IAS 1 (rev. 2005), Presentation of Financial Statements, requires disclosures on objectives, policies and processes for managing capital.

IFRS 8, Operating Segments, contains new rules for segment reporting and is to be applied as from 1 January 2009. It is not yet possible to give a conclusive assessment of the effects of first-time application on the Munich Re Group's segment reporting.

A Intangible assets

In accordance with IFRS 3, goodwill from the first-time consolidation of subsidiaries is tested for impairment at least once annually, i.e. the carrying amount of goodwill is compared with the recoverable amount and, if this recoverable amount is lower, a write-down is made for impairment equivalent to the amount of the difference.

Other intangible assets mainly comprise purchased and internally generated software and acquired insurance portfolios. The software is carried at cost less straight-line amortisation. The useful life assumed is generally three to five years, in exceptional cases up to ten years. Acquired insurance portfolios are recognised at their present value on acquisition (PVFP: present value of future profits). This is determined as the present value of expected profits from the portfolio acquired, without consideration of new business and tax effects. The items in question are amortised in accordance with the realisation of the profits from the insurance portfolios underlying the PVFP calculation. The other intangible assets are tested for impairment at each balance sheet date and write-downs made if required. Write-downs of software and other intangible assets are distributed in the consolidated income statement between investment expenses, expenses for claims and benefits and operating expenses. If it is not possible to allocate the expenses to these functional areas, they are shown under "other expenses". Write-downs of purchased insurance portfolios are recognised under operating expenses. Write-ups of software and other intangible assets are included in "other income".

B Investments

Land and buildings shown under investments comprise property used by third parties and are carried at cost. Maintenance expenses are recognised as an expense. Structural measures equivalent to 5% or more of the historical cost of a building are generally assessed with regard to whether they have to be capitalised. Buildings are depreciated on a straight-line basis in accordance with the component approach over 40 to 55 years, depending on the weighted useful life for their specific building class. If the recoverable amount of land and buildings falls below their carrying amount, the carrying amount is written down to the recoverable amount. Impairment losses are recognised as investment expense in the consolidated income statement, and reversals of impairment losses as investment income. Land and buildings classified as "held for sale" are recognised at the lower of book value or fair value less sales costs.

Investments in affiliated companies that we do not consolidate because they are not material are carried at fair value insofar as this can be reliably measured. If the investments are quoted on a stock exchange, we use the share prices at the balance sheet date; for other investments, the fair value is measured using the discounted earnings or net asset value method. Changes in the fair value are recognised in "other reserves" under unrealised gains and losses.

Investments in associates are valued by the equity method at the Group's proportionate share of their net assets. The associate's earnings attributable to the Group are included in the investment result. As a rule, the most recent individual or consolidated financial statements of the associate are used; exceptional transactions of material importance for a true and fair picture of the associate's financial position are recognised in the same financial year. Investments in associates that are assessed as not being material for assessing the Group's financial position are accounted for at fair value insofar as this can be reliably measured. To determine the fair value, we use the share prices at the balance sheet date if the investments are quoted on a stock exchange; for other investments, the fair value is measured using the discounted earnings approach or the net asset value method.

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost in accordance with the effective interest method. Write-downs for impairments are made in cases where the repayment of a loan can no longer be expected.

Fixed-interest securities held to maturity are measured at amortised cost.

Fixed-interest or non-fixed-interest securities available for sale and not held for trading or recognised under loans are accounted for at fair value. The relevant unrealised gains or losses are calculated taking into account interest accrued and, after deduction of deferred taxes and the amounts apportionable to policyholders by the life and health insurers on realisation (provision for deferred premium refunds), are recognised directly in equity.

Securities held for trading comprise all fixed-interest and non-fixed-interest securities that we have acquired for trading purposes to earn short-term profits from price changes and differences; in addition, they include all derivative financial instruments (derivatives) with positive fair values which we have acquired for hedging purposes but which do not meet the strict requirements of IAS 39 for hedge accounting. Securities held for trading are accounted for at fair value at the balance sheet date. If there are no stock market prices available, fair values (particularly with derivatives) are based on recognised valuation methods. All unrealised gains or losses from such valuation are included in the investment result.

Deposits retained on assumed reinsurance are receivables from our cedants for cash deposits that have been retained under the terms of reinsurance agreements; they are accounted for at face value.

Other investments are measured at amortised cost. Financial assets in our direct portfolio are generally accounted for at the settlement date. Investments held in special funds are accounted for at the trade date.

Securities that we lend by way of securities lending continue to be recognised in our balance sheet, as there is no transfer of risks and rewards; securities that we have borrowed are accounted for by the lender. Fees from securities lending are shown in the investment result.

The net investment result comprises regular income, income from write-ups, gains and losses on the disposal of investments, other income, write-downs of investments, management expenses, interest charges and other expenses. Regular income and expenses from investments measured at fair value without impact on profit or loss are calculated in accordance with the effective interest method, i.e. any premiums or discounts are deducted from or added to the acquisition costs, with impact on profit or loss, until maturity.

Impairment

Regularly, at each balance sheet date, we assess whether there is any substantial objective evidence of impairment in a financial asset or group of financial assets.

In the case of all fixed-interest securities held to maturity or available for sale, as well as all non-fixed-interest securities, impairments in value – in contrast to temporary diminutions – are recognised as an expense in the income statement. IAS 39.59 contains a list of factors providing substantial objective evidence of impairment of such financial assets. In addition, IAS 39.61 states that for equity investments, a significant or prolonged decline in the fair value of the investment below its acquisition cost is objective evidence of impairment. These rules are given more concrete form by means of appropriate internal guidelines.

Acquisition cost is determined on the basis of the average company purchase prices. In the case of an impairment, a write-down is made to the fair value at the balance sheet date, i.e. generally the publicly quoted market price. If there is a further fall in the fair value of equity investments that have already been written down once, a further write-down recognised in the income statement is made again immediately, even if the impairment is only temporary. Impairments recognised in profit or loss may not be reversed through profit or loss.

In the impairment test for financial assets carried at amortised cost, we first asses whether objective evidence of impairment exists for items that are individually significant. If this is not the case, and also in the case of individually insignificant items, the impairment test is carried out collectively on the basis of groups of similar financial assets. Assets that are individually assessed for impairment are not included in the collective assessment. The amount of the probable loss is measured as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows. The carrying amount is reduced by this amount, which is recognised as an expense. If, in a subsequent period, the reasons for the impairment cease to apply, the impairment is reversed, with impact on the income statement. The resultant carrying amount may not exceed the original amortised cost.

C Investments for the benefit of life insurance policyholders who bear the investment risk

These are investments for policyholders under unit-linked life insurances. They are measured at fair value. Unrealised gains or losses from changes in fair value are included in the investment result. These are matched by corresponding changes in the technical provisions (equity and liabilities item D), which are taken into account in the underwriting result.

D Ceded share of technical provisions

The share of technical provisions for business ceded by us is determined from the respective technical provisions in accordance with the terms of the reinsurance agreements, cf. the notes on equity and liabilities item C. Appropriate allowance is made for credit risk.

E Receivables

Receivables on primary insurance business, accounts receivable on reinsurance and other receivables are accounted for at face value. Adjustments of value are made if there is objective evidence of impairment, cf. assets item B (Impairment)

F Cash at bank, cheques and cash in hand

Cash and cheques are accounted for at their face value.

G Deferred acquisition costs

Deferred acquisition costs comprise commissions and other variable costs directly connected with acquisition or renewal of insurance contracts.

In life business and health primary insurance, acquisition costs are capitalised and amortised over the duration of the contracts, either proportionally to the premium income (FAS 60) or proportionally to the respective contracts' expected gross profit margins calculated for the relevant year of the contract term (FAS 97, 120). The allocation of individual contracts to the FASs concerned is shown in the notes on equity and liabilities item C. In determining the amount of amortisation, we take into account an actuarial interest rate and changes resulting from the disposal of contracts from the portfolio. In property-casualty business and health reinsurance, the deferred acquisition costs are amortised on a straight-line basis over the average term of the policies, from one to five years. Deferred acquisition costs are regularly tested for impairment using a liability adequacy test as per IFRS 4; cf. notes on equity and liabilities item C.

H Deferred tax assets

Under IAS 12, deferred tax assets must be recognised in cases where asset items have to be valued lower, or liability items higher, in the consolidated balance sheet than in the tax accounts of the Group company concerned and these differences will be eliminated at a later date with a corresponding effect on taxable income (temporary differences). Also included are tax assets deriving from tax loss carry-forwards. We take into account the tax rates of the countries concerned and the company's respective tax situation; in some cases, for purposes of simplification, we use uniform tax rates for individual circumstances or subsidiaries. Where unrealised losses on securities available for sale are recognised in equity (see notes on asset item B "Other securities available for sale"), the resulting deferred tax assets are recorded but not recognised in income. Deferred tax assets are reversed if a realisation of the corresponding receivable is not probable.

I Other assets

Other assets are generally carried at amortised cost. Owner-occupied property is accounted for as outlined under notes on assets item B "Land and buildings". Impairment losses and impairment losses reversed in owner-occupied property are distributed between the underwriting functional areas.

A Equity

The item issued capital and capital reserve contains the amounts that the equity holders of the parent have paid in on shares. The capital reserve is reduced by the externally generated costs directly connected with equity capital measures, after taking into account tax effects.

Under retained earnings, we show the profits which consolidated companies have earned and retained since becoming part of the Munich Re Group, and income and expenses resulting from changes in the consolidated group. In addition, the adjustment amount resulting from changes in accounting policies for earlier periods not included in the consolidated financial statements is recognised in the opening balance of the retained earnings for the earliest prior period reported.

Own shares held by Munich Re at the balance sheet date have been deducted directly from retained earnings.

Other reserves contain unrealised gains and losses resulting from the recognition of other securities available for sale at fair value and from investments in unconsolidated affiliated companies and in associates that we do not value at equity. These reserves also include unrealised gains and losses from the valuation of associates at equity, differences resulting from the currency translation of foreign subsidiaries' figures, and the valuation result from the hedging of cash flows. Write-ups of equity investments available for sale are also recognised in this equity item.

Minority interests are accounted for as part of equity in the balance sheet. These are the shares of third parties in the equity of subsidiaries that are not wholly owned directly or indirectly by the parent. Direct minority interests in special funds are recognised under "other liabilities". The portion of the result attributable to minority interests is shown as appropriation of profit in the consolidated income statement.

B Subordinated liabilities

Subordinated liabilities are liabilities which, in the event of liquidation or insolvency, are only satisfied after the claims of other creditors. They are measured at amortised cost in accordance with the effective interest method.

C Gross technical provisions

The technical provisions are shown gross in our balance sheet, i.e. without deduction of the share apportionable to business ceded by us; cf. the explanatory remarks on assets item D. The ceded share is calculated and accounted for on the basis of the individual reinsurance agreements. Acquisition costs for insurance contracts are capitalised and amortised over the terms of the contracts; cf. notes on assets item G. We base the measurement of technical provisions on the standards FAS 60, FAS 97 and FAS 120. Credit insurance contracts are accounted for in accordance with the rules of IFRS 4.

Unearned premiums are accrued premiums already written for future risk periods. For primary insurance, these premiums are calculated separately for each insurance policy pro rata temporis; for reinsurance, nominal percentages are used in some cases where the data for a calculation pro rata temporis is not available. The posting of unearned premiums is restricted to short-term underwriting business, i.e. property-casualty and health business in both primary insurance and reinsurance.

The provision for future policy benefits in long-term insurance business is posted for the actuarially calculated value of obligations arising from policyholders' guaranteed entitlements. As well as life insurance, this concerns portions of health and personal accident insurance, insofar as the business is conducted like life insurance. Measurement is usually based on the prospective method, by determining the difference between the present values of future benefits and future premiums. The actuarial assumptions used for their calculation include, in particular, assumptions relating to mortality, disablement and morbidity, as well as assumptions regarding interest-rate development, lapses and costs. These are estimated on a realistic basis at the time the insurance contracts are concluded and they include adequate provision for adverse deviation to make allowance for the risks of change, error and random fluctuations. The actuarial assumptions are adjusted if this is shown to be necessary by a liability adequacy test in accordance with IFRS 4.

The measurement of the provisions for future policy benefits depends on the type of contract, being based either on FAS 60 (life primary insurance without performance-related participation in surplus, health primary insurance and the bulk of reinsurance), on FAS 97 (life primary insurance with limited premium payment, life primary insurance on the universal life model, unit-linked life insurance and life reinsurance for assumed policies based on FAS 97) or on FAS 120 (life primary insurance with performance-related participation in surplus).

For contracts in accordance with FAS 60, the provision for future policy benefits is calculated from the present value of estimated future policy benefits (including claims adjustment expenses) less the present value of future net level premiums. Net level premium is that part of the gross premium that is needed to finance future policy benefits. Life primary insurance contracts with limited premium payment as per FAS 97 are generally valued in the same way as contracts falling under FAS 60. For all other contracts as per FAS 97, an account is kept to which net level premiums and interest earnings are credited and from which risk premiums and administration expenses are debited, not all credits and debits being contractually fixed at the time the contracts are concluded. The provision for future policy benefits for life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance) is shown separately under equity and liabilities item D. In the case of contracts as per FAS 120, the provision for future policy benefits comprises the net level premium reserve and liabilities for terminal dividends. The net level premium reserve is calculated from the present value of guaranteed policy benefits (including acquired bonuses but excluding claims adjustment expenses) less the present value of future net level premiums. The net level premium is the net premium less the portion of the premium envisaged for covering claims adjustment expenses. The actuarial assumptions are generally the same as those used for premium calculation. The provisions for terminal dividends is built up proportionally with a fixed share of the expected gross profit margins. The same method is used for this as for determining the amortisation of the deferred acquisition costs.

The provision for outstanding claims is for payment obligations arising from insurance contracts in primary insurance and reinsurance at the balance sheet date. Part of the provision is for known claims for which individually calculated provisions are posted. Another part is for expenses for claims whose occurrence are not yet known (e.g. because they have not been reported yet or have not yet manifested themselves). A third class of provisions covers claims which are known but whose extent has turned out to be greater than originally foreseen. All these provisions include expenses for internal and external loss adjustment expenses. The provision for outstanding claims is based on estimates: the actual payments may be higher or lower. The amounts posted are the realistically estimated future amounts to be paid; they are calculated on the basis of past experience and assumptions about future developments (e.g. social, economic or technological parameters). Future payment obligations are generally not discounted; exceptions are some provisions for occupational disability pensions and annuities in workers' compensation and other lines of property-casualty business, which we discount. For determining the provision for outstanding claims, the Munich Re Group uses a range of actuarial projection methods. They include the chain ladder method and the Bornhuetter-Ferguson method. In applying the statistical methods, we regard large exposures separately. The standard actuarial methods we use are applied both to the run-off triangles for the payments and to the run-off triangles for the reported claims, so that we obtain a range of estimates for the ultimate loss. Within this range, a realistic estimated value for the ultimate loss is determined for the balance sheet date. By deducting the payments already made, we arrive at the provision for outstanding claims recognised in balance sheet.

Other technical provisions mainly include the provision for premium refunds in primary insurance and the provision for profit commission in reinsurance. Provisions for premium refunds are posted in life and health primary insurance for obligations involving policyholder bonuses and rebates that have not yet been irrevocably allocated to individual contracts at the balance sheet date. Where these provisions are posted on the basis of national regulations, a retrospective approach is usually taken based on supervisory or individual contract regulations. Besides this, there are provisions for deferred premium refunds, which are posted for the amounts apportionable to policyholders from the valuation differences between IFRS and local GAAP on the basis of the expected future participation quotas. For unrealised gains and losses on investments available for sale, which are recognised directly in equity (see assets item B), the resultant provision for deferred premium refunds is also posted without impact on profit or loss; otherwise, changes in the provision for deferred premium refunds are recognised in the income statement.

All technical provisions are regularly subjected to a liability adequacy test in accordance with IFRS 4. If current experience shows that the provisions posted on the basis of the original assumptions – less the related deferred acquisition costs and the present value of the related premiums – is inadequate to cover the expected future benefits, we adjust the technical provisions with recognition in profit or loss. The appropriateness of unearned premiums and of the provision for outstanding claims is assessed in relation to the realistically estimated future amount to be paid. The appropriateness of the provision for future policy benefits is assessed on the basis of realistic estimates of the actuarial assumptions, the proportional investment result and, for contracts with participation in surplus, the future profit sharing.

D Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders

This item includes the provision for future policy benefits in life primary insurance where policyholders bear the investment risk themselves (unit-linked life insurance). The value of the provision for future policy benefits essentially corresponds to the market value of the relevant investments shown under assets item C. Besides this, as under the provision for future policy benefits as per FAS 97, they may include additional premium components; cf. the notes on assets item C. Changes in this provision are fully recognised in the underwriting result. Insofar as these changes derive from unrealised gains and losses from alterations in the fair values of the related investments, they are matched by opposite changes of the same amount in the investment result.

E Other accrued liabilities

This item includes provisions for post-employment benefits. The companies in the Munich Re Group generally give commitments to their staff in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan. In general, they are based on the staff member's length of service and salary. Under defined contribution plans, the companies pay fixed contributions to an insurer or a pension fund. This fully covers the companies' obligations. Under defined benefit plans, the staff member is promised a particular level of retirement benefit either by the companies or by a pension fund. The companies' contributions needed to finance this are not fixed in advance. If pension obligations are covered by assets held by a legally separate entity (e.g. a fund or a contractual trust agreement in the form of a two-way trust) – assets that may only be used to cover the pension commitments given and are not accessible to creditors – the pension obligations are shown less the amount of these plan assets. If the fair value of the plan assets exceeds the related outsourced pension obligations, this repayment claim is shown under "other receivables". Pension obligations are recognised in accordance with IAS 19 (Employee Benefits) using the projected unit credit method and based on actuarial studies. The calculation includes not only the pension entitlements and current pensions known on the balance sheet date but also their expected future development.

The interest rate at which the pension obligations are discounted is based on the yields for long-term high-quality bonds (e.g. government bonds). Actuarial gains or losses from pension obligations and plan assets result from the deviation of actual risk experience from estimated risk experience. They are recognised directly in equity, without impact on profit or loss.

Tax provisions for current taxes are posted – without discounting – in accordance with the probable tax payments for the year under review or previous years.

Other provisions are established in the amount of the probable requirement; such amounts are not discounted if the interest-rate effect is insignificant.

F Liabilities

This item comprises bonds and notes issued, deposits retained on ceded business and other liabilities. Financial liabilities are recognised at amortised cost. The value of the option components of ERGO International AG's exchangeable bonds converted or redeemed in the financial year was determined as the difference between the market price of the exchangeable bonds and the value of the bond components calculated on the basis of current market yields. Direct minority interests in special funds are measured at fair value.

G Deferred tax liabilities

Under IAS 12, deferred tax liabilities must be recognised if asset items have to be valued higher, or liabilities items lower, in the consolidated balance sheet than in the tax accounts of the reporting company and these differences will be eliminated at a later date with a corresponding impact on taxable income (temporary differences); cf. notes on assets item H.

Foreign currency translation

Munich Re's presentation currency is the euro (€). The balance sheets of foreign subsidiaries whose national currency is not the euro are translated in accordance with the functional currency principle using the year-end exchange rates, and their income statements using quarterly average exchange rates. Any exchange differences arising in the process are recognised in equity ("other reserves"). Foreign-currency transactions are essentially translated into the Group companies' respective national currencies in accordance with IAS 21. In the case of reinsurance, the principle of currency matching also applies. This means that Group companies which write a significant portion of their business in foreign currency generally safeguard themselves against exchange losses by attempting to match assets and liabilities in the same currency. Where exchange gains or losses occur nevertheless in the translation of foreign-currency transactions into the national currencies of the consolidated companies, they are accounted for under "other income" and "other expenses" respectively. The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates

	Balance sheet		Income statement							
Rate for €1	**31.12.2006**	Prev. year	**Q4 2006**	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005
Australian dollar	**1.67300**	1.60800	**1.67463**	1.68366	1.68371	1.62793	1.59865	1.60501	1.63782	1.68700
Canadian dollar	**1.53450**	1.37790	**1.46882**	1.42841	1.41098	1.38917	1.39511	1.46595	1.56661	1.60773
Pound sterling	**0.67375**	0.68710	**0.67323**	0.67980	0.68804	0.68640	0.68021	0.68331	0.67843	0.69373
Rand	**9.29750**	7.48125	**9.43203**	9.10997	8.12931	7.40214	7.76097	7.93395	8.07194	7.87516
Swiss franc	**1.60965**	1.55460	**1.59306**	1.57688	1.56350	1.55929	1.54767	1.55348	1.54375	1.54902
US dollar	**1.31865**	1.17955	**1.28942**	1.27441	1.25700	1.20220	1.18880	1.21973	1.25887	1.31156
Yen	**157.1240**	139.2220	**151.8450**	148.0810	143.7610	140.5450	139.3170	135.6200	135.3510	137.0570

(1) Goodwill

All figures in €m	2006	Prev. year
Gross carrying amount at 31 Dec. previous year	3,271	3,144
Accumulated impairment losses at 31 Dec. previous year	7	–
Carrying amount at 31 Dec. previous year	3,264	3,144
Currency translation differences	–125	170
Additions	121	2
Disposals	–	45
Impairment losses	4	7
Carrying amount at 31 Dec. financial year	3,256	3,264
Accumulated impairment losses at 31 Dec. financial year	11	7
Gross carrying amount at 31 Dec. financial year	3,267	3,271

The goodwill results mainly from the acquisition of Munich Re America (formerly American Re) in November 1996 and from the acquisition of the additional shares in the ERGO Insurance Group in 2001 and 2002. The additions of €121m derive mainly from the purchase of a 75% stake in the share capital of the İsviçre Insurance Group, described in detail in our notes on the consolidated companies

Impairment test for the main items of goodwill

For the purpose of impairment testing, IFRS 3 in conjunction with IAS 36 requires that the goodwill be allocated to the cash-generating units expected to derive benefit (in the form of cash flows) from the business combination. To ascertain whether there is any impairment, the carrying amount (including allocated goodwill) of a cash-generating unit is compared with that unit's recoverable amount. The recoverable amount is the higher of

- its fair value less costs to sell and
- its value in use (present value of the future cash flows expected to be derived from a cash-generating unit). The future cash flows used for determining the value in use are based on management's most recent financial plans/forecasts. Beyond the period covered by these financial plans/forecasts, the future cash flows are estimated by extrapolating the prognoses on which the financial plans/forecasts are based, applying constant growth rates for the subsequent years.

The goodwill from the acquisition of Munich Re America (carrying amount of €1,046m) and from the acquisition of shares in the ERGO Insurance Group (carrying amount of €1,754m) was allocated to the cash generating units "reinsurance property-casualty segment" and "ERGO" respectively. The recoverable amount of these units was determined on the basis of the value in use. During the financial year 2006, the impairment test did not give rise to any need for write-downs of goodwill for these cash-generating units.

Main assumptions for calculating the cash-generating units' value in use

The impairment test for the goodwill from the acquisition of Munich Re America and from the acquisition of ERGO was carried out on the basis of the current cash flow plans at the time of testing in the first quarter.

Underlying assumptions for the cash flow prognoses at the time of the impairment test

	Reinsurance property-casualty segment	ERGO
Significant assumptions regarding cash flow planning	In the detailed planing phase, we expect stable premium income with a slight decrease in claims expenditure and loss ratios. Our general assumption is that there will be upward movement on the equity markets and a moderate rise in interest-rate levels.	For the detailed planning, reasonable growth in results is expected on average. This is based on the assumption that there will be moderate upward movement on the equity markets and in interest-rate levels.
Detailed cash flow planning on the basis of financial plans/forecasts	3 years	3 years
Growth rate used for extrapolating beyond the cash flow planning based on financial plans/forecasts	0–1.5% 1.5% as maximum growth factor as per Circular 2108/2003 of the German Insurance Association	
Discount rate	10–12%	8–9%
	The discount rate has been determined in the form of the weighted average cost of capital, using the Capital Asset Pricing Model (CAPM). The discount rate is calculated from a risk-free basic interest rate plus a risk loading and the market interest rate for borrowing, taking into account the capital structure. To derive the capital cost components (risk loading, capital structure), a peer group of international insurers and reinsurers is used, in accordance with IAS 36. The derivation of the risk-free basic interest rate and the borrowing costs is based on market data. It is a pre-tax calculation. A reconciliation to Munich Re's cost of capital after tax is not possible.	

(2) Other intangible assets

All figures in €m	Software	Purchased insurance portfolios	Other	2006	Prev. year
Gross carrying amount at 31 Dec. previous year	843	1,097	298	**2,238**	2,342
Accumulated amortisation and accumulated impairment losses at 31 Dec. previous year	450	520	232	**1,202**	1,099
Carrying amount at 31 Dec. previous year	393	577	66	**1,036**	1,243
Currency translation differences	1	–10	2	**–7**	14
Change in consolidated group	10	–	86	**96**	–76
Additions	56	17	8	**81**	117
Disposals	1	–	5	**6**	11
Adjustments pursuant to IAS 8	–	–	–	**–**	–75
Impairment losses reversed	–	–	–	**–**	–
Depreciation and impairment losses – Depreciation	106	20	17	**143**	170
– Impairment losses	–	2	–	**2**	6
Carrying amount at 31 Dec. financial year	353	562	140	**1,055**	1,036
Accumulated amortisation and accumulated impairment losses at 31 Dec. financial year	550	537	243	**1,330**	1,202
Gross carrying amount at 31 Dec. financial year	903	1,099	383	**2,385**	2,238

The figures shown under acquired insurance portfolios include amortised carrying amounts of €392m resulting from the assumption of CNA Financial Corporation's life reinsurance business and the acquisition of additional shares in the ERGO Insurance Group. The additions for software concern €17m for the Gloria project. The impairment losses are distributed between the different Group segments as follows: In reinsurance, – (€1m) is apportionable to property-casualty; in primary insurance, €2m (3m) is apportionable to life and health and – (€2m) to property-casualty. The remaining other intangible assets include land rights amounting to €2m (1m). Assets pledged as security and other restrictions on title amount to €2m (1m). Commitments to acquire other intangible assets total €2m (2m). Costs of €103m (151m) for research and development incurred in connection with software projects were not capitalised but recognised as expenses.

(3) Land and buildings, including buildings on third-party land

All figures in €m	2006	Prev. year
Gross carrying amount at 31 Dec. previous year	**7,018**	10,506
Accumulated depreciation and accumulated impairment losses at 31 Dec. previous year	**1,220**	1,460
Carrying amount at 31 Dec. previous year	**5,798**	9,046
Currency translation differences	**–7**	7
Change in consolidated group	**3**	–668
Additions	**96**	104
Disposals	**983**	108
Impairment losses reversed	**30**	2
Depreciation and impairment losses – Depreciation	**117**	127
– Impairment losses	**45**	319
Reclassification	**–55**	–2,139
Carrying amount at 31 Dec. financial year	**4,720**	5,798
Accumulated depreciation and accumulated impairment losses at 31 Dec. financial year	**891**	1,220
Gross carrying amount at 31 Dec. financial year	**5,611**	7,018

The impairment losses largely result from market value adjustments to the special funds of Victoria Lebensversicherung AG amounting to €18m and of DKV AG amounting to €6m. They are distributed between the different Group segments as follows: In the reinsurance segment, – (€13m) is apportionable to life and health and €1m (46m) to property-casualty; in the primary insurance segment, €44m (252m) is apportionable to life and health and – (€8m) to property-casualty.

The additions under "change in consolidated group" are mainly due to the acquisition of the İsviçre Group.

Of the carrying amount of €4,720m as at 31 December in the financial year, €1,164m (–) concerns investment property classified as "non-current assets held for sale"; cf. (16) "Non-current assets and disposal groups held for sale".

Property pledged as security and other restrictions on title amount to €556m (522m). Expenditures recognised in the carrying amount for assets in the course of construction total €60m (39m) at the balance sheet date, and contractual commitments to acquire property amount to €32m (25m).

The fair value of investment property at the balance sheet date amounted to €6,287m (7,132m). Of this, €1,714m (–) concerns investment property classified as "non-current assets held for sale"; cf. (16) "Non-current assets and disposal groups held for sale". The valuation is performed for each site individually as at 31 December 2006 except where valuation units are formed. Calculations are carried out both within the Group and by external valuers. Material for the valuation is determining the sustainability of cash inflows and outflows, taking into account the market conditions at the respective property location. The fair value is determined individually per item by discounting the future cash flow to the valuation date. Depending on the type of property, discount rates of 3.0% to 6.5% are used for residential buildings, of 4.0% to 9.5% for office buildings, and of 4.5% to 10.0% for retail.

(4) Investments in affiliated companies and associates

All figures in €m	31.12.2006	Prev. year
Affiliated companies	178	184
Associates	1,125	1,128
Total	**1,303**	**1,312**

The fair value of investments in associates amounted to €1,408m (1,353m) at the balance sheet date. An overview of the most important shareholdings is provided on pages 213.

(5) Loans

All figures in €m	31.12.2006	Prev. year
Mortgage loans	4,779	4,702
Loans and advance payments on insurance policies	603	587
Other loans	24,146	19,506
Total	**29,528**	**24,795**

The fair values of the loans at the balance sheet date amounted to €29,312m (25,666m).

Contractual period to maturity

All figures in €m	Carrying amounts 31.12.2006	Prev. year
Up to one year	**1,192**	1,176
Over one year and up to two years	**830**	847
Over two years and up to three years	**1,190**	1,108
Over three years and up to four years	**1,025**	735
Over four years and up to five years	**2,089**	1,061
Over five years and up to ten years	**11,289**	11,331
Over ten years	**11,913**	8,537
Total	**29,528**	**24,795**

(6) Other securities held to maturity

	Carrying amounts		Fair values	
All figures in €m	31.12.2006	Prev. year	31.12.2006	Prev. year
Government bonds	**10**	13	**10**	13
Debt securities of banks	**242**	432	**247**	451
Total	**252**	**445**	**257**	**464**

Contractual period to maturity

	Carrying amounts		Fair values	
All figures in €m	31.12.2006	Prev. year	31.12.2006	Prev. year
Up to one year	**40**	167	**40**	169
Over one year and up to two years	**56**	39	**58**	40
Over two years and up to three years	**40**	61	**41**	65
Over three years and up to four years	**39**	43	**40**	45
Over four years and up to five years	**48**	41	**48**	44
Over five years and up to ten years	**29**	94	**30**	101
Total	**252**	**445**	**257**	**464**

Rating on a fair-value basis

All figures in €m	31.12.2006	Prev. year
AAA	**10**	13
AA	**29**	44
A	**146**	209
BBB or lower	**1**	2
No rating	**71**	196
Total	**257**	**464**

The rating categories are based on those of the leading international rating agencies.

(7) Other securities available for sale

All figures in €m	Carrying amounts 31.12.2006	Carrying amounts Prev. year	Unrealised gains/losses 31.12.2006	Unrealised gains/losses Prev. year	Amortised cost 31.12.2006	Amortised cost Prev. year
Fixed-interest securities						
– Government bonds						
– Germany	**10,576**	12,513	**5**	467	**10,571**	12,046
– Rest of EU	**16,382**	17,725	**–20**	549	**16,402**	17,176
– USA	**5,157**	4,671	**–27**	17	**5,184**	4,654
– Other	**4,784**	5,203	**368**	444	**4,416**	4,759
– Corporate debt securities	**29,713**	30,090	**322**	1,259	**29,391**	28,831
– Other	**30,269**	28,904	**144**	916	**30,125**	27,988
	96,881	99,106	**792**	3,652	**96,089**	95,454
Non-fixed-interest securities						
– Shares	**23,268**	22,523	**7,992**	6,874	**15,276**	15,649
– Investment funds						
– Equity funds	**1,257**	1,089	**434**	295	**823**	794
– Bond funds	**491**	461	**16**	24	**475**	437
– Real estate funds	**457**	361	**5**	17	**452**	344
– Other	**561**	912	**48**	111	**513**	801
	26,034	25,346	**8,495**	7,321	**17,539**	18,025
Total	**122,915**	**124,452**	**9,287**	**10,973**	**113,628**	**113,479**

The corporate debt securities mainly comprise mortgage bonds with a high credit rating. Items pledged as security and other restrictions on title amount to €6,141m. €2,671m (6,166m) of the securities shown are loaned to third parties. Measurement at fair value results in valuation reserves of €9,287m (10,973m) in comparison with amortised costs. Of this – after deduction of provisions for deferred premium refunds, deferred taxes, minority interests and consolidation effects – unrealised gains and losses of €6,184m (6,036m) have been posted in equity (other reserves).

Disposal proceeds in the financial year

All figures in €m	2006	Prev. year
Fixed-interest securities	**71,578**	87,820
Non-fixed-interest securities		
– Quoted	**23,938**	15,882
– Unquoted	**823**	242
Total	**96,339**	**103,944**

Realised gains and losses

All figures in €m	2006	Prev. year
Gains on disposal	**3,397**	3,748
Thereof:		
– Fixed-interest securities	**283**	850
– Non-fixed-interest securities	**3,114**	2,898
Losses on disposal	**842**	403
Thereof:		
– Fixed-interest securities	**444**	225
– Non-fixed-interest securities	**398**	178
Total	**2,555**	**3,345**

Contractual period to maturity of fixed-interest securities

All figures in €m	Carrying amounts 31.12.2006	Carrying amounts Prev. year	Amortised cost 31.12.2006	Amortised cost Prev. year
Up to one year	**8,122**	9,270	**8,030**	9,231
Over one year and up to two years	**7,120**	8,905	**7,040**	8,843
Over two years and up to three years	**8,964**	9,922	**8,706**	9,855
Over three years and up to four years	**6,580**	8,146	**6,583**	7,988
Over four years and up to five years	**7,552**	6,742	**7,411**	6,568
Over five years and up to ten years	**31,307**	28,564	**30,586**	27,528
Over ten years	**27,236**	27,557	**27,733**	25,441
Total	**96,881**	**99,106**	**96,089**	**95,454**

Rating of fixed-interest securities on a fair-value basis

All figures in €m	31.12.2006	Prev. year
AAA	**59,122**	60,841
AA	**18,436**	22,917
A	**13,860**	10,870
BBB	**4,100**	3,159
Lower	**479**	397
No rating	**884**	922
Total	**96,884**	**99,106**

The rating categories are based on those of the leading international rating agencies.

(8) Other securities held for trading

The securities held for trading include fixed-interest securities totalling €836m (900m), non-fixed-interest securities totalling €13m (9m) and derivatives held for trading amounting to €494m (970m).

Derivatives are used by Munich Re to hedge against currency, interest-rate and other market-price risks. This is done at the Group companies within the framework of individual supervisory regulations and additional internal company directives. The risk of default is practically non-existent in the case of products traded on the stock exchange. Over-the-counter products, on the other hand, harbour a theoretical risk in the amount of the replacement costs. Therefore, in the Munich Re Group, only top-quality counterparties are selected for such transactions.

Disclosure of derivatives by balance sheet item

All figures in €m Fair value	Qualifying for hedge accounting	Balance sheet item	31.12.2006	Prev. year
Positive	No	Investments, other securities held for trading	**494**	970
	Yes	Other assets	**16**	66
Negative	No Yes	Liabilities, other liabilities	**–238**	–128
Total			**272**	**908**

The following table shows the fair values and the related notional principal amounts of all our open positions, broken down according to risk types. Positive and negative fair values have been netted. At 31 December 2006, the open positions amounted to €272m (908m), i.e. less than 1% (1%) of the balance sheet total.

Open positions

All figures in €m	< 1	1–2	Periods to maturity in years 2–3	3–4	4–5	> 5	31.12.2006	Prev. year
Interest-rate risks								
Traded on the stock exchange								
Fair values	–1	–	–	–	–	–	**–1**	–1
Notional principal amounts	463	–	–	–	–	–	**463**	130
Over-the-counter								
Fair values	2	12	24	28	34	54	**154**	757
Notional principal amounts	2,528	2,109	1,942	1,827	1,828	8,862	**19,096**	18,474
Total interest-rate risks								
Fair values	1	12	24	28	34	54	**153**	756
Notional principal amounts	2,991	2,109	1,942	1,827	1,828	8,862	**19,559**	18,604
Currency risks								
Over-the-counter								
Fair values	8	–	–	–	–	2	**10**	8
Notional principal amounts	5,043	86	–	–	–	244	**5,373**	3,846
Equity and index risks								
Traded on the stock exchange								
Fair values	5	32	8	–	–	–	**45**	109
Notional principal amounts	1,067	676	113	–	–	–	**1,856**	2,155
Over-the-counter								
Fair values	6	–	–	24	–	32	**62**	29
Notional principal amounts	1,610	–	–	100	–	98	**1,808**	1,826
Total equity and index risks								
Fair values	11	32	8	24	–	32	**107**	138
Notional principal amounts	2,677	676	113	100	–	98	**3,664**	3,981
Credit risks								
Over-the-counter								
Fair values	–	1	–	–	–	–1	**–**	–
Notional principal amounts	4	12	–	12	–	235	**263**	61
Weather risks								
Over-the-counter								
Fair values	–	–	1	–	–	–	**1**	–
Notional principal amounts	58	15	110	43	–	–	**226**	110
Other risks								
Traded on the stock exchange								
Fair values	–	–	–	–	–	–	**–**	5
Notional principal amounts	–	–	–	–	–	–	**–**	70
Over-the-counter								
Fair values	–	–	1	–	–	–	**1**	1
Notional principal amounts	–	–	8	–	–	–	**8**	94
Total other risks								
Fair values	–	–	1	–	–	–	**1**	6
Notional principal amounts	–	–	8	–	–	–	**8**	164
Total of all risks								
Fair values	20	45	34	52	34	87	**272**	908
Notional principal amounts	10,773	2,898	2,173	1,982	1,828	9,439	**29,093**	26,766

Interest-rate risks in life primary insurance have been hedged using swaptions. These options to receive a fixed-interest rate are shown in the category "interest-rate risks/over-the-counter". At the reporting date, the fair values of the swaptions totalled €160m (652m), and the underlying notional principal amounts €16,933m (15,639m). The investment result from derivatives includes a loss of €297m (–82m) from fluctuations in value of these options.

Although the derivatives in the Munich Re Group essentially serve to hedge against risks, only an amount of –€18m (60m) meets the requirements of IAS 39 for hedge accounting.

IAS 39 distinguishes between fair value hedges and cash flow hedges.

Fair value hedges

In the case of fair value hedges, the change in the fair value of the hedging instrument and the change in the fair value of the hedged instrument are recognised in profit or loss under the items "investment income" and "investment expenses" in the income statement. In the Munich Re Group, hedging relationships in the form of fair value hedges are used to selectively and efficiently reduce currency risks of parts of the portfolio and to mitigate other market-price risks.

The main types of transaction employed for hedging are currency forwards and options. The fair value of the derivatives used for this amounted to –€33m (19m) at the balance sheet date. In 2006, the following changes in value were recognised in the consolidated income statement: –€33m for the hedging instruments and €36m for the relevant underlyings.

Cash flow hedges

Cash flow hedges play a role in countering fluctuations that may be caused, for example, by variable interest payments. In the Munich Re Group, cash flow hedges are used chiefly to hedge against interest-rate risks, with interest-rate swaps the main instruments employed. Changes in the fair value of the hedging instrument are recognised directly in equity for this purpose. Only when the actual cash inflow or outflow takes place, as a result of the hedged circumstance, is the relevant equity item reversed with recognition in profit or loss.

At the balance sheet date, there is an equity item of €14m (6m) from cash flow hedges. The net fair value of the derivatives falling into this category amounted to €15m (41m) at the balance sheet date.

Periods to maturity and amount of the hedged cash flows at the balance sheet date

All figures in €m	< 1 year	1–2 years	2–3 years	3–4 years	4–5 years	> 5 years	31.12.2006	Prev. year
Notional principal amounts of hedged transactions	10	171	135	–	–	250	566	712

(9) Deposits retained on assumed reinsurance

Deposits retained on assumed reinsurance serve directly as collateral for technical provisions covering business assumed from cedants in reinsurance. The counterparty risk is therefore limited. The amount of and changes in deposits retained on assumed reinsurance in the balance sheet year generally derive from the values for the changes in the related technical provisions for the reinsured business.

(10) Other investments

This item includes deposits with banks totalling €3,060m (2,479m).

(11) Ceded share of technical provisions

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Unearned premiums	4	7	333	320	–	–	87	48	424	375
Provision for future policy benefits	466	1,470	–	–	1,355	1,593	–	–	1,821	3,063
Provision for outstanding claims	327	158	3,482	3,744	10	17	424	580	4,243	4,499
Other technical provisions	44	8	57	14	–	15	4	6	105	43
Total	**841**	1,643	**3,872**	4,078	**1,365**	1,625	**515**	634	**6,593**	7,980

*After elimination of intra-Group transactions across segments.

Details of the ceded share of underwriting provisions are shown in Notes (19), (20), (21), (22) and (38).

(12) Receivables

All figures in €m	31.12.2006	Prev. year*
Amounts receivable on primary insurance business	1,111	1,052
Accounts receivable on reinsurance business	3,896	4,133
Interest and rent	2,332	2,217
Tax	710	392
Other receivables	776	1,854
Total	**8,825**	9,648

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The "other receivables" contain receivables of €243m (210m) resulting from contracts without significant risk transfer, which do not fall within the scope of IFRS 4.

Reference is made to the risk report for information on the risks from defaults on receivables from underwriting business.

Contractual period to maturity

All figures in €m	Carrying amounts 31.12.2006	Prev. year*
Up to one year	**8,350**	9,361
Over one year and up to two years	**75**	59
Over two years and up to three years	**30**	7
Over three years and up to four years	**317**	178
Over four years and up to five years	**3**	2
Over five years and up to ten years	**18**	25
Over ten years	**32**	16
Total	**8,825**	**9,648**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

(13) Deferred acquisition costs

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Gross	**1,811**	1,873	**916**	1,068	**5,071**	4,815	**500**	466	**8,298**	8,222
Ceded share	**31**	15	**77**	70	**–13**	5	**13**	8	**108**	98
Net	**1,780**	1,858	**839**	998	**5,084**	4,810	**487**	458	**8,190**	8,124

*After elimination of intra-Group transactions across segments.

Development of gross deferred acquisition costs

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	**8,222**	8,450
Currency translation differences	**–110**	158
Change in consolidated group/Other	**59**	–464
Newly deferred acquisition costs	**1,926**	1,122
Changes – Amortisation	**–1,861**	–980
– Impairment losses	**62**	–64
Status at 31 Dec. financial year	**8,298**	**8,222**

Amortisation includes accrued interest as well as write-downs. The impairment losses comprise write-ups and write-downs stemming from changes in the assumptions underlying the calculations, which require a retrospective adjustment in the measurement.

(14) Deferred tax

All figures in €m	31.12.2006 Assets	31.12.2006 Liabilities	Prev. year* Assets	Prev. year* Liabilities
Losses carried forward and tax credits	**1,228**	**–**	2,061	–
Intangible assets	**11**	**243**	10	259
Investment property	**68**	**221**	27	219
Investments (other than property)	**1,336**	**2,199**	514	1,751
Technical provisions	**2,057**	**1,381**	2,139	1,389
Pension provisions	**311**	**1**	291	–
Claims equalisation provisions	**–**	**3,296**	–	2,854
Other	**359**	**815**	171	729
Total	**5,370**	**8,156**	5,213	7,201

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Of the carrying amount of deferred tax assets totalling €5,370m at 31 December 2006, €16m (–) concerns disposal groups held for sale. Of the carrying amount of deferred tax liabilities totalling €8,156m, €65m (–) relates the such disposal groups; cf. (16) "Non-current assets and disposal groups held for sale".

(15) Other assets

These mainly comprise owner-occupied property totalling €2,534m (2,680m), plant and equipment and inventories totalling €335m (352m), deferred expenses from the conclusion of insurance contracts amounting to €60m (82m), and other deferred items of €82m (175m).

Development of owner-occupied property

All figures in €m	2006	Prev. year
Gross carrying amount at 31 Dec. previous year	**3,416**	824
Accumulated depreciation and accumulated impairment losses at 31 Dec. previous year	**736**	141
Carrying amount at 31 Dec. previous year	**2,680**	683
Currency translation differences	**–10**	11
Change in consolidated group	**1**	–79
Additions	**20**	67
Disposals	**108**	2
Impairment losses reversed	**18**	2
Depreciation and impairment losses – Depreciation	**57**	54
– Impairment losses	**65**	87
Reclassification	**55**	2,139
Carrying amount at 31 Dec. financial year	**2,534**	2,680
Accumulated amortisation and accumulated impairment losses at 31 Dec. financial year	**750**	736
Gross carrying amount at 31 Dec. financial year	**3,284**	3,416

The additions from the change in the consolidated group derive primarily from the acquisition of the İsviçre Insurance Group.

The impairment losses for owner-occupied property are mainly due to market value adjustments at Hamburg-Mannheimer Versicherungs-AG totalling €38m.

The impairment losses are distributed between the different Group segments as follows: in the reinsurance segment, €5m (6m) is apportionable to life and health and €10m (20m) to property-casualty; in the primary insurance segment, €40m (58m) is apportionable to life and health and €10m (3m) to property-casualty.

Of the carrying amount of €2,534m for "owner-occupied property" at 31 December in the financial year, €66m (–) concerns owner-occupied property classified as "held for sale"; cf. (16) "Non-current assets and disposal groups held for sale".

The fair value of the property at the balance sheet date amounted to €2,790m. Of this, €126m is for owner-occupied property classified as "held for sale". The expenditures recognised in the carrying amount for assets in the course of construction totalled €7m for property and €11m for plant and equipment at the balance sheet date. Commitments to acquire property totalled €1m at the balance sheet date and commitments to acquire plant and equipment €10m.

(16) Non-current assets and disposal groups held for sale

At the end of November 2006 – upon conclusion of a bidding process – the Munich Re Group contractually committed to sell both investment and owner-occupied property in Germany with a total book value of €918m. The assets concerned, and the share of the provision for deferred premium refund and the deferred taxes apportionable to them, have been classified in disposal groups as "held for sale". The items involved are commercial and residential buildings located mainly in large cities but also in medium-sized centres.

At the time of classification, no income or expense was recognised because the sale prices less the costs to sell of the items were higher than the Group's carrying amounts. Subsequent valuation at the balance sheet date did not give rise to any recognised income or expense either.

Items for which ownership was transferred before the end of the financial year and which were therefore no longer recognised at the balance sheet date involve investment property amounting to €82m and owner-occupied property totalling €50m.

A large proportion of the contractually committed items are still recognised in the Group balance sheet at the reporting date, because the transfer of ownership did not or will not take place until the financial year 2007.

Besides this transaction, the Munich Re adopted a plan in 2006 to sell its majority stake in the closed-end real estate fund OIK Mediclin. The fund is the owner of 21 hospital properties, which are recognised in the consolidated balance sheet as investment property with a carrying amount of €444m. The active marketing of the stake began in the fourth quarter of 2006. Thereupon, the assets and liabilities of the fund were combined in a disposal group and classified as "held for sale". Neither the first-time valuation of the disposal group at the date of classification nor its subsequent valuation at the balance sheet date gave rise to any recognised income or expense. Our shares in the fund are expected to be sold in the business year 2007.

Balance sheet items relating to disposal groups at the reporting date

Assets

All figures in €m	31.12.2006	Prev. year*
B. Investments		
I. Land and buildings, including buildings on third-party land	4,720	5,798
Thereof:		
– Investment property held for sale	1,164	–
H. Deferred tax assets	5,370	5,213
Thereof:		
– Deferred tax assets relating to disposal groups	16	–
I. Other assets	3,541	3,964
Thereof:		
– Owner-occupied property held for sale	66	–
Total assets relating to disposal groups	**1,246**	**–**

Liabilities

All figures in €m	31.12.2006	Prev. year*
C. Gross technical provisions		
IV. Other technical provisions	10,835	10,534
Thereof:		
– Provision for deferred premium refunds relating to disposal groups	–169	–
F. Liabilities		
III. Other liabilities	10,015	12,288
Thereof:		
– Amounts due to banks relating to disposal groups	231	–
G. Deferred tax liabilities	8,156	7,201
Thereof:		
– Deferred tax liabilities relating to disposal groups	65	–
Total liabilities relating to disposal groups	**127**	**–**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

In the segment reporting, the disposal groups are recognised in the segments life and health and property-casualty.

In December 2005, ERGO Versicherungsgruppe AG signed agreements with GFKL Financial Services AG under which the latter would acquire its majority stake in the ADA-HAS Group, an IT systems specialist. The governing bodies and cartel authorities have given the formal approvals still outstanding when the agreements were signed, so that the sale was completed in the first quarter of 2006.

(17) Equity

The total share capital of €587,725,396.48 at 31 December 2006 is divided into 229,580,233 registered no-par-value shares, each fully paid up and entitled to one vote. By resolution of the Annual General Meeting on 28 April 2005, Munich Re was authorised to buy back shares amounting to a maximum of 10% of the share capital up to 27 October 2006. The Annual General Meeting on 19 April 2006 renewed this resolution, thereby authorising the Board of Management to buy back shares amounting to a maximum of 10% of the share capital up to 18 October 2007. The number of shares in circulation developed as follows:

Development of shares in circulation

Number of shares	2006	Prev. year
Status at 31 Dec. previous year	228,007,663	228,519,407
Additions – Issue of employee shares	14,648	17,248
Reductions – Acquisition of shares for cancellation (share buy-back programme)	2,036,061	–
– Acquisition of shares to issue to employees	14,518	15,942
– Acquisition of shares to safeguard stock appreciation rights under long-term incentive plans	355,559	513,050
Status at 31 Dec. financial year	**225,616,173**	**228,007,663**

On 31 December 2006, a total of 3,964,060 Munich Re shares with a calculated nominal value of €10,147,993.60 were held by Group companies. This represents 1.73% of the share capital.

At its meeting on 7 November 2006, Munich Re's Board of Management decided on a share buy-back programme, thus availing itself of the authorisation granted by the Annual General Meeting on 19 April 2006, in accordance with Section 71 para. 1 item 8 of the German Stock Companies Act. In the period from 8 November 2006 to the Annual General Meeting on 26 April 2007, up to 11,000,000 Munich Re shares would be acquired via the stock exchange. The share buy-back was restricted to a total purchase price (excluding incidental expenses) of €1bn. The purpose of the share buy-back is to retire the repurchased shares in order to optimise the Company's capital structure. At 31 December 2006, a total of 2,036,061 shares had been purchased at an average price of €122.79. The share buy-back was successfully concluded in February 2007.

For the employee share programme set up by Munich Reinsurance Company in 2006, the 130 shares left over from the 2005 employee share programme were supplemented by 12,225 shares purchased at an average price of €124.00 and sold to staff at an average price of €91.90. For the employee share programme set up by MEAG MUNICH ERGO AssetManagement GmbH in 2006, 2,293 shares were purchased at an average price of €112.16, which staff acquired at an average price of €82.84. At 31 December 2006, there were no shares remaining in the portfolio.

In addition, one subsidiary holds 1,463,578 shares to safeguard stock appreciation rights granted to the Board of Management and top Munich Re executives since 1999. In 2006, a total of 400,000 shares were acquired for this programme at an average price of €106.69, and 139,691 shares were sold at an average price of €121.51.

In the financial year 2006, companies of the ERGO Insurance Group acquired 121,196 shares at an average price of €110.16 each to cover future commitments from the long-term incentive plans launched since 2002, and sold 43,921 shares at a price of €125.16 each. Together with the remaining Munich Re shares acquired to safeguard the stock appreciation rights granted in 2002–2005, the ERGO Insurance Group had a total portfolio of 377,510 shares at 31 December 2006.

Europäische Reiseversicherung AG acquired no further Munich Re shares in 2006 to safeguard its long-term incentive plans and sold 16,872 shares at an average price of €112.36. At 31 December 2006, it had no Munich Re shares remaining in its portfolio.

MEAG MUNICH ERGO AssetManagement GmbH acquired 37,440 shares at €106.11 each and sold 2,593 shares at an average price of €98.15 in the financial year 2006 to safeguard obligations from its long-term incentive plan and thus has a portfolio of 86,911 Munich Re shares.

The acquisition costs of all Munich Re shares in the possession of Group companies at the end of the financial year totalled €460,022,921.03.

Composition of capital authorised for capital increases

All figures in €m	31.12.2006
Authorised Capital Increase 2004 (until 25 May 2009)	280
Authorised Capital Increase 2006 (until 18 April 2011)	5
Total	**285**

The Annual General Meeting on 19 April 2006 cancelled the Authorised Capital Increase 2001, due to expire on 18 July 2006, and approved an Authorised Capital Increase 2006 to issue employee shares.

Composition of contingent capital

All figures in €m	31.12.2006
To safeguard subscription rights from exercise of warrants (Contingent Capital Increase 2003 I)	35
To safeguard conversion rights or subscription rights from convertible bonds or bonds with warrants (Contingent Capital Increase 2005)	100
Total	**135**

Composition of equity

All figures in €m	31.12.2006	Prev. year*
Issued capital	588	588
Capital reserve	6,800	6,800
Retained earnings	9,416	7,777
Other reserves	5,702	6,100
Consolidated result attributable to Munich Re equity holders	3,440	2,679
Minority interests	483	453
Total equity	**26,429**	**24,397**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The equity capital contains equalisation reserves of €4,915m (4,933m).

Retained earnings were reduced by €52m due to adjustments pursuant to IAS 8. Owing to a change in preparing the IFRS financial statements of the consolidated special funds, retained earnings were reduced by €21m. In order to provide more accurate information, the method used for eliminating intercompany profits of intra-Group transactions was modified and standardised Group-wide. As changes in accounting methods have to be applied retrospectively, retained earnings were decreased by €29m. A top-up payment made by Munich Reinsurance Company to the Munich Re pension fund in the second quarter of 2006 was accounted for by reducing retained earnings by €15m, without impact on profit or loss. Further adjustments pursuant to IAS 8 increased retained earnings by €13m.

First-time application of the option to recognise actuarial gains and losses in equity outside profit or loss, pursuant to IAS 19 (rev. 2004), reduced the revenue reserves by €23m.

The "other reserves" include –€629m (–34m) unrealised gains and losses from currency translation and €14m (6m) resulting from valuation of cash flow hedges. In addition, "other reserves" contains unrealised gains and losses distributed between various items as follows:

Unrealised gains and losses

All figures in €m	31.12.2006	Prev. year*
Unconsolidated affiliated companies and associates not valued at equity	85	42
Associates valued at equity	70	60
Other securities available for sale - Fixed-interest	792	3,652
- Non-fixed-interest	8,495	7,321
Less:		
- Provision for deferred premium refunds recognised in equity	2,718	4,083
- Deferred taxes recognised in equity	415	844
- Minority interests	68	84
- Consolidation and currency translation effects	–76	–64
Total	6,317	6,128

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Minority interests

All figures in €m	31.12.2006	Prev. year*
Unrealised gains and losses	70	85
Consolidated result	80	75
Other equity	333	293
Total	483	453

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

These are mainly minority interests in the ERGO Insurance Group. We disclose direct minority interests in special funds under "other liabilities".

(18) Subordinated liabilities

All figures in €m	31.12.2006	Prev. year
Munich Re Finance B.V., Amsterdam, 6.75%, €3,000m, Bonds 2003/2023	2,977	2,975
Munich Re Finance B.V., 7.625%, £300m, Bonds 2003/2028	442	433
Total	3,419	3,408

The fair value of the subordinated liabilities at the balance sheet date amounted to €3,855m (4,038m).

(19) Unearned premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Gross	188	204	4,123	4,643	92	86	1,467	1,220	5,870	6,153
Ceded share	4	7	333	320	–	–	87	48	424	375
Net	184	197	3,790	4,323	92	86	1,380	1,172	5,446	5,778

*After elimination of intra-Group transactions across segments.

Development of gross unearned premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Status at 31 Dec. previous year	204	225	4,643	4,341	86	79	1,220	1,229	6,153	5,874
Currency translation effects	–17	21	–221	441	1	1	24	–18	–213	445
Change in consolidated group	–	5	–	24	–	–	134	–106	134	–77
Gross premiums written	6,527	6,496	12,751	12,590	11,436	12,114	4,796	4,921	35,510	36,121
Earned premiums	6,526	6,543	13,050	12,753	11,431	12,108	4,707	4,806	35,714	36,210
Status at 31 Dec. financial year	188	204	4,123	4,643	92	86	1,467	1,220	5,870	6,153

*After elimination of intra-Group transactions across segments.

(20) Provision for future policy benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Gross	12,164	13,910	738	702	81,532	79,644	226	189	94,660	94,445
Ceded share	466	1,470	–	–	1,355	1,593	–	–	1,821	3,063
Net	11,698	12,440	738	702	80,177	78,051	226	189	92,839	91,382

*After elimination of intra-Group transactions across segments.

Gross provision for future policy benefits according to type of insurance cover

All figures in €m	31.12.2006	Prev. year
Life		
– Reinsurance	12,161	13,906
– Primary insurance		
– Term life insurance	2,290	3,275
– Other life insurance	41,114	40,880
– Annuity insurance	19,390	18,068
– Disability insurance (morbidity risk)	910	798
– Contracts with combination of more than one risk	66	47
Health		
– Reinsurance	3	4
– Primary insurance	17,762	16,576
Property-casualty		
– Reinsurance	738	702
– Primary insurance	226	189
Total	94,660	**94,445**

The provision for future policy benefits in life reinsurance largely involves contracts where the mortality or morbidity risk predominates. In reinsurance, annuity contracts have a significantly lower weight than in primary insurance.

In reinsurance, measurement is carried out partly individually for each risk and partly collectively for reinsured portfolios, using biometric actuarial assumptions based on the tables of the national actuarial associations. These are adjusted for the respective reinsured portfolio, in line with the probabilities observed for the occurrence of an insured event. A discount rate is chosen that is based on a conservative capital-market scenario.

In primary insurance, measurement is generally carried out individually for each risk. For German life and health primary insurance, to which approx. 91% of the provision for future policy benefits in primary insurance is apportionable, biometric actuarial assumptions based on the tables of the German Association of Actuaries are used. We also largely use the tables of the national actuarial associations for the rest of the primary insurance business. The actuarial interest rate employed for discounting is limited by the respective maximum actuarial interest rate prescribed by the supervisory authorities.

Essentially the same actuarial assumptions have been used as in the previous year for measuring the provisions for future policy benefits for business in force.

Further information on the underwriting risks and discount rates can be found in Note (36) "Risks from insurance contracts in the life and health segment".

Development of gross provision for future policy benefits

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	**94,445**	101,926
Currency translation differences	**–334**	364
Change in consolidated group/Other	**–1,440**	–10,949
Changes – Scheduled	**1,985**	3,099
– Unscheduled	**4**	5
Status at 31 Dec. financial year	**94,660**	**94,445**

The item "Change/Other" concerns portfolio entries and withdrawals totalling –€1,290m. Scheduled changes in the provisions for future policy benefits contain the changes deriving from prospective calculation as a result of premium payments, benefit cases and the unwinding of discount in the year under review. Unscheduled changes stem from alterations in the assumptions underlying the calculations, which required an adjustment in the measurement.

(21) Provision for outstanding claims

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year	31.12.2006	Prev. year
Gross	**4,370**	5,371	**35,728**	37,253	**2,244**	1,993	**4,734**	4,763	**47,076**	49,380
Ceded share	**327**	158	**3,482**	3,744	**10**	17	**424**	580	**4,243**	4,499
Net	**4,043**	5,213	**32,246**	33,509	**2,234**	1,976	**4,310**	4,183	**42,833**	44,881

*After elimination of intra-Group transactions across segments.

Gross provisions by type

All figures in €m*	Reinsurance 31.12.2006	Reinsurance Prev. year	Primary insurance 31.12.2006	Primary insurance Prev. year	Total 31.12.2006	Total Prev. year
Life and health segment						
– Disability claims provision	**2,309**	3,071	**793**	751	**3,102**	3,822
– Provision for other benefit cases	**2,061**	2,300	**1,451**	1,242	**3,512**	3,542
Property-casualty segment (claims reserve)						
– Case reserve	**19,618**	20,833	**3,747**	3,453	**23,365**	24,286
– IBNR reserve	**16,110**	16,420	**987**	1,310	**17,097**	17,730
Total	**40,098**	**42,624**	**6,978**	**6,756**	**47,076**	**49,380**

*After elimination of intra-Group transactions across segments.

In the life and health segment, the provision for outstanding claims consists of a provision for disability cases and a provision for other benefit cases. The disability claims provision involves periodic payments and is usually due long term. It is calculated as the present value of the expected future payments. Discount rates are disclosed in Note (36) "Risks from insurance contracts in the life and health segment". The biometric actuarial assumptions are selected using appropriate actuarial principles. The provision for other benefit cases is largely measured at face value and is usually due short term. This provision includes an IBNR reserve, whose amounts are estimated with actuarial methods.

In the property-casualty segment, the claims reserve consists of the case reserve and the IBNR reserve. The case reserve reflects the amount which is expected to be needed to settle claims which are known and reported at the balance sheet date. The major part of this provision is measured at face value. A smaller part refers to provisions for annuities in personal accident, liability and workers' compensation insurance. These are calculated as the present value of the expected future payments. The respective discount rates are disclosed in Note (37) "Risks in the property-casualty segment". The biometric actuarial assumptions are selected using appropriate actuarial principles. The IBNR reserve is calculated using actuarial methods on the basis of current run-off triangles for payments made and reported losses.

The expected timing of payments from the provision for outstanding claims naturally involves considerable uncertainty. In reinsurance, we expect some 35% of the provisions to be paid out within a year, about 40% within a period of between one and five years, and a further 15% within a period of between five and ten years. In primary insurance, we expect around 40% of the provisions to be paid out within a year, roughly 35% within a period of between one and five years, and a further 15% within a period of between five and ten years. For about 10% of the provisions in reinsurance and primary insurance, we expect a settlement period over ten years.

Development of the claims reserve in the property-casualty segment

All figures in €m	Gross	Ceded share	2006 Net	Gross	Ceded share	Prev. year Net
Status at 31 Dec. previous year	**42,016**	**4,324**	**37,692**	35,761	3,554	32,207
Currency translation differences	**–1,911**	**–231**	**–1,680**	3,137	312	2,825
Change in consolidated group	**89**	**30**	**59**	–351	–41	–310
Claims expenses – For the year under review	**11,165**	**588**	**10,577**	14,321	1,499	12,822
– For previous years	**225**	**70**	**155**	491	164	327
Total	**11,390**	**658**	**10,732**	**14,812**	**1,663**	**13,149**
Unwinding of discount	**93**	**1**	**92**	104	4	100
Less payments – For the year under review	**3,493**	**163**	**3,330**	3734	106	3,628
– For previous years	**7,722**	**713**	**7,009**	7,713	1,062	6,651
Total	**11,215**	**876**	**10,339**	**11,447**	**1,168**	**10,279**
Status at 31 Dec. financial year	**40,462**	**3,906**	**36,556**	**42,016**	**4,324**	**37,692**

Changes in the consolidated group result mainly from the acquisition of İsviçre Sigorta A. Ş.

The claims expenses for the year under review show both payments made for the year under review and expenses for posting the claims reserve in that year. The provisions set up for claims from previous years are regularly updated using best estimates based on claims information and past claims experience. The respective change is shown under claims expenses for previous years. This change was mainly due to the following factors:

In the year under review, reserves for Continental European motor excess-of-loss business and workers' compensation claims in the US and Europe were increased, as assumptions regarding reporting and payment patterns were adjusted in response to a continued high level of claims activity. These portfolios are subject to future medical inflation and increased life expectancy among the claimants, which will have a leveraged effect on the expected future claims payments.

Portions of the reserves associated with short-tail property lines of business for the accident years after 2001 were reduced. This action was in response to the consistently favourable development in lines of business where the risk of change was deemed to be minimal. The estimated ultimate losses associated with parts of the motor quota share business were also reduced owing to continued favourable experience.

The increase in the provision for asbestos-related claims at Munich Re America did not have any run-off impact since unallocated risk margins at Munich Re Group level were released by an equal amount.

Net run-off results in property-casualty business

The values in the following four run-off triangles cover more than 99% of our Group's portfolio of property-casualty business.

Claims payments for the individual accident years (per calendar year, net)

All figures in €m	Accident year											
Calendar year	≤ 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**Total**
1996	6,321											
1997	4,489	2,802										
1998	2,034	2,297	2,961									
1999	1,561	861	2,311	3,402								
2000	1,463	533	768	3,096	3,403							
2001	837	302	680	1,391	2,637	3,371						
2002	848	258	495	959	1,227	3,098	3,802					
2003	619	134	233	508	779	1,590	2,919	3,920				
2004	643	312	383	469	549	885	1,266	2,253	3,730			
2005	448	–43	194	347	519	623	687	929	2,762	3,366		
2006	397	100	163	159	318	463	384	428	929	3,479	3,245	**10,065**

Claims reserve for the individual accident years at the respective reporting dates (net)

All figures in €m	Accident year											
Date	≤ 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**Total**
31.12.1996	17,172											
31.12.1997	12,675	4,762										
31.12.1998	9,025	3,672	5,304									
31.12.1999	7,643	2,084	3,370	6,437								
31.12.2000	5,694	1,531	2,285	4,171	6,194							
31.12.2001	4,865	1,262	1,702	3,040	4,374	8,031						
31.12.2002	4,884	1,225	1,501	2,447	3,451	6,130	9,479					
31.12.2003	4,188	1,050	1,491	2,168	3,077	5,053	6,054	8,273				
31.12.2004	3,797	832	1,240	1,754	2,602	4,118	5,041	5,791	7,510			
31.12.2005	4,640	814	1,387	1,645	2,439	3,725	3,135	4,104	4,909	8,921		
31.12.2006	4,540	747	1,268	1,513	2,088	3,337	2,679	3,553	3,983	5,441	7,338	**36,487**

Ultimate loss for the individual accident years at the respective reporting dates (net)

All figures in €m	Accident year											
Date	≤ 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	**Total**
31.12.1996	23,494											
31.12.1997	23,486	7,564										
31.12.1998	21,870	8,771	8,265									
31.12.1999	22,048	8,045	8,642	9,839								
31.12.2000	21,563	8,025	8,325	10,668	9,597							
31.12.2001	21,571	8,058	8,422	10,928	10,414	11,402						
31.12.2002	22,438	8,279	8,717	11,295	10,717	12,599	13,281					
31.12.2003	22,362	8,238	8,940	11,523	11,122	13,112	12,775	12,193				
31.12.2004	22,613	8,332	9,071	11,578	11,196	13,062	13,027	11,964	11,240			
31.12.2005	23,904	8,271	9,413	11,816	11,553	13,291	11,809	11,205	11,401	12,286		
31.12.2006	24,201	8,303	9,457	11,843	11,519	13,365	11,736	11,082	11,404	12,285	10,583	**135,778**
Net run-off result	–707	–739	–1,192	–2,004	–1,922	–1,963	1,545	1,111	–164	1	n/a	–6,034
Change 2005 to 2006	–297	–32	–44	–27	34	–74	73	123	–3	1	n/a	–246

The ultimate loss of an accident year comprises all payments made for that accident year up to the reporting date, plus the claims reserve at the reporting date. Given complete information regarding all losses incurred up to the balance sheet date, the ultimate loss status for each accident-year period would remain the same. In practice, however, it may be assumed that the ultimate loss status (based on estimates) is exposed to fluctuations that reflect the growth in knowledge about the claims cases.

The run-off triangles are prepared on a currency-adjusted basis. To this end, all figures are translated from the respective local currency into the Group currency (euro), consistently using the exchange rates applicable at the end of the year under review (i.e. at 31 December 2006). This ensures that neutral net run-off results in the original currency (i.e. where the ultimate loss originally estimated for an accident year and current loss estimate are identical) remain neutral when expressed in the Group currency.

(22) Other technical provisions

All figures in €m*	Reinsurance 31.12.2006	Prev. year	Primary insurance 31.12.2006	Prev. year**	Total 31.12.2006	Prev. year**
Provision for premium refunds based on national regulations	–	–	4,313	3,187	4,313	3,187
Provision for deferred premium refunds	–	–	5,391	6,475	5,391	6,475
– Thereof resulting from unrealised gains and losses (recognised in equity)	–	–	2,717	4,082	2,717	4,082
– Thereof resulting from other revaluations (recognised in profit or loss)	–	–	2,674	2,393	2,674	2,393
Provision for profit commission	1,038	762	–	–	1,038	762
Other	13	34	80	76	93	110
Total (gross)	**1,051**	796	**9,784**	9,738	**10,835**	10,534

*After elimination of intra-Group transactions across segments.
**Adjusted owing to first-time application of IAS 19 (rev. 2004).

Of the provision for premium refunds based on national regulations, €49m (42m) is apportionable to property-casualty insurance. The provision for deferred premium refunds is established solely for life and health insurance.

The ceded share of "other technical provisions" amounts to €105m (43m), of which €2m (3m) is apportionable to the ceded share of the provision for premium refunds based on national regulations.

Development of provision for premium refunds based on national regulations

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	3,187	2,717
Change in consolidated group	–49	–360
Allocations/Withdrawals	1,175	830
Status at 31 Dec. financial year	**4,313**	3,187

The provision for premium refunds based on national regulations relates only to German primary insurance business. The allocation is based on the statutory result of the relevant part portfolios after tax, with rates of between 81.7% and 95.1% after tax mainly being applied.

Development of provision for deferred premium refunds

All figures in €m	2006	Prev. year*
Status at 31 Dec. previous year	6,475	5,811
Change in consolidated group	9	–268
Change resulting from unrealised gains and losses on investments (recognised directly in equity)	–1,382	880
Change resulting from other revaluations (recognised in profit or loss)	289	52
Status at 31 Dec. financial year	**5,391**	6,475

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The provision for deferred premium refunds has to be established if the future participation of policyholders in realised gains is provided for in the case of valuation differences between local GAAP and IFRS basis. The above change resulting from unrealised gains and losses on investments reflects the proportional allocation to expected future policyholders' bonuses of the change in fair values that has occurred in the past year. Changes in the provision for deferred premium refunds are only recognised in the income statement to the extent that they result from valuation differences recognised in profit or loss. To determine the portion of the valuation differences allocable to the provision for deferred premium refunds, rates of between 85.0% and 92.5% after tax were generally used.

Of the carrying amount of the gross provision for deferred premium refunds totalling €5,391m at 31 December 2006, –€169m (–) concerns disposal groups held for sale; cf. (16) "Non-current assets and disposal groups held for sale".

(23) Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	1,516	1,328
Change in consolidated group and other influences	17	–339
Savings premiums	423	461
Unrealised gains/losses on fund assets	100	170
Withdrawal for expenses and risk	24	27
Withdrawal for benefits	102	77
Status at 31 Dec. financial year	**1,930**	**1,516**

These provisions are valued retrospectively. The withdrawal for underwriting risks from the premiums and provision for future policy benefits is made on the basis of prudent assumptions regarding expected mortality and morbidity. Here, as with the provision for future policy benefits for non-unit-linked life insurance, the underlying calculation is based on best estimates with appropriate provisions for adverse deviation.

The provisions are directly covered by the investments for the benefit of life insurance policyholders who bear the investment risk. Small differences in relation to these investments arise as a result of including unearned revenue liability in these provisions.

(24) Other accrued liabilities

All figures in €m	2006	Prev. year*
Provisions for post-employment benefits	1,298	1,305
Tax provisions	2,044	2,032
Other provisions	1,523	1,589
Total	**4,865**	**4,926**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Provisions for post-employment benefits

The companies in the Munich Re Group generally give pension commitments to their employees in the form of defined contribution plans or defined benefit plans. The type and amount of the pension obligations are determined by the conditions of the respective pension plan.

Expenses for defined contribution plans in the year under review totalled €28m (29m).

In the case of defined benefit plans, the amount of the defined benefits is largely dependent on salary and length of service. These benefits may be partially or fully financed through plan assets.

Change in the present value of defined benefit obligations under defined benefit plans

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	**2,026**	1,759
Currency translation differences	**–55**	58
Change in consolidated group	**–2**	–120
Current service cost	**95**	76
Interest cost	**92**	91
Actuarial gains/losses	**42**	195
Payments	**–70**	–64
Past service cost	**7**	23
Other	**123**	8
Status at 31 Dec. financial year	**2,258**	**2,026**

Defined benefit obligations include medical-care benefits. The present value of defined benefit obligations for these items amounted to €135m (152m) at the balance sheet date.

In 2003, Munich Reinsurance Company established a contractual trust agreement in the form of a two-way trust for its unfunded company pension obligations. To finance these obligations, it is necessary for the trust assets to correspond to the present value of pension obligations. In the process, however, account has to be taken of the difference between the actuarial interest rate relevant for measuring the obligations and the return attainable on the investments. Therefore, the present value of the pension obligations is calculated using an actuarial interest rate equivalent to the expected investment return. Based on studies of Munich Reinsurance Company's portfolio of pensioners, moreover, the mortalities of the currently used Heubeck 2005 G tables were also modified. These adjustments result in an increase of €119m in the present value of the defined benefit obligations.

Change in the plan assets for defined benefit plans

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	**726**	609
Currency translation differences	**–26**	27
Change in consolidated group	**–1**	–27
Expected return	**18**	34
Actuarial gains/losses	**6**	18
Capital transfer to plan assets	**177**	79
Payments	**–27**	–23
Other	**98**	9
Status at 31 Dec. financial year	**971**	**726**

Change in the reimbursements rights for defined benefit plans

All figures in €m	2006	Prev. year
Status at 31 Dec. previous year	68	59
Expected return	2	2
Actuarial gains/losses	2	2
Capital transfer	10	4
Payments	–2	–1
Other	2	2
Status at 31 Dec. financial year	**82**	**68**

The reimbursement rights derive from reinsurances concluded to cover the benefit obligations.

Funded status of the defined benefit plans

All figures in €m	2006	Prev. year*
Unfunded obligations		
– Present value	1,144	1,113
– Past service cost not yet recognised	–1	–
– Net balance sheet liability	1,143	1,113
Wholly/partly funded obligations		
– Present value	1,114	913
– Fair value of plan assets	–971	–726
– Past service cost not yet recognised	–	–2
– Other receivables	7	6
– Other	5	1
– Net balance sheet liability	155	192
Total net balance sheet liability	**1,298**	**1,305**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Change in the provision for defined benefit plans

All figures in €m	2006	Prev. year*
Status at 31 Dec. previous year	1,305	1,200
Currency translation differences	–28	17
Change in consolidated group	–1	–100
Expenses	167	152
Payments	–41	–40
Capital transfer to plan assets	–177	–79
Transfer to other receivables	1	–27
Actuarial gains/losses recognised in equity	33	175
Other	39	7
Status at 31 Dec. financial year	**1,298**	**1,305**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The other changes mainly result from reclassifications of other balance sheet items.

Breakdown of expenses booked in the financial year

All figures in €m	2006	Prev. year*
Current service cost	95	76
Interest cost	92	91
Less – Expected return on plan assets	18	34
– Expected return on reimbursements	2	2
Past service cost	8	24
Other	–8	–3
Total	**167**	152

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The actual return on plan assets amounts to €24m, and the actual return on reimbursements to €4m.

The expenses are shown mainly under "operating expenses" and "expenses for claims and benefits" in the consolidated income statement.

Included in the recognised income and expenses are actuarial losses of €18m (175m) for the financial year and €463m (445m) cumulative, taking currency fluctuations into account.

Breakdown of plan assets to cover pension obligations

All figures in %	31.12.2006
Land and buildings	0.1
Fixed-interest securities and loans	74.5
Non-fixed-interest securities	24.4
Other	1.0
Total	**100.0**

The fair value of the plan assets includes own shares with a fair value of €21m.

The consolidated companies used the following actuarial assumptions (weighted average values) for calculating their pension obligations:

All figures in %	31.12.2006	Prev. year
Discount rate	4.8	4.4
Expected rate of return on fund assets	4.6	5.5
Expected rate of return on reimbursements	4.3	4.2
Future increases in entitlement/salary	3.8	3.9
Future pension increases	1.7	2.0
Medical cost trend rate	5.7	6.6

The expected rate of return on plan assets is determined on the basis of anticipated long-term capital yields.

For the financial year 2007, capital transfers of €12m to plan assets are expected.

A change in the medical cost trend rate by one percentage point would have the following effects on the amount of defined benefit obligations and pension expenses:

All figures in €m	Increae by one percentage point	Reduction by one percentage point
Present value of defined benefit obligations	27	–22
Pension expenses	4	–3

Other figures for the current financial year

All figures in €m	2006
Present value of defined benefit obligations (excluding medical-care benefits)	2,123
Plan assets	–971
Deficit	–1,152
Experience adjustments arising on plan liabilities	101
Experience adjustments arising on plan assets	–

Tax provisions

Tax provisions comprise the provisions for current taxes on income and other taxes of the individual companies, based on their respective national taxation. Deferred tax obligations are shown under "deferred tax liabilities".

Other provisions

All figures in €m	Prev. year	Additions	With-drawals	Reversal	Other changes	31.12.2006
Early retirement benefits/semi-retirement	179	99	51	–	2	229
Earned commission	194	106	124	1	1	176
Outstanding invoices	89	140	117	20	–	92
Anniversary benefits	61	6	4	3	–	60
Holiday and overtime pay	41	40	23	2	–	56
Bonuses	39	50	36	2	–1	50
Miscellaneous	986	427	274	78	–201	860
Total	**1,589**	**868**	**629**	**106**	**–199**	**1,523**

The miscellaneous other provisions comprise a large number of different items, including €55m (66m) for reconciliation of interests, €65m (65m) for salary obligations, €32m (28m) for competitions for sales staff, €26m (15m) for insurance tax on outstanding premiums, €24m (22m) for other remuneration for desk and field staff, €11m (10m) for lawsuit risks, and €84m (61m) in connection with long-term incentive plans. The other changes in the miscellaneous provisions totalling €198m involve the reclassification of a written derivative to "other liabilities", which is hedged by a corresponding opposite position.

The provisions for early-retirement benefits/semi-retirement, anniversary benefits and long-term incentive plans are mainly long term, whereas the provisions for earned commission, outstanding invoices, bonuses, holiday and overtime pay, and miscellaneous are essentially short term.

(25) Bonds and notes issued

All figures in €m	31.12.2006	Prev. year
Munich Re America Corporation*, Princeton 7.45%, US$500m, Senior Notes 1996/2026	**378**	423
ERGO International AG, Düsseldorf 2.25%, €345m, Bonds Exchangeable into E.ON AG Shares 2001/2006 0.75%, €345m, Bonds Exchangeable into Sanofi-Aventis S.A. Shares 2001/2006	**–**	674
Total	**378**	**1,097**

*Formerly American Re Corporation

The fair value of the notes issued by Munich Re American Corporation amounts to €434m (485m) at the balance sheet date. The ratings of the bonds and notes are given on page 101 f.

ERGO International AG's bonds exchangeable into E.ON AG shares were redeemed mainly through conversion in the first and third quarters of 2006, whilst its bonds exchangeable into Sanofi-Aventis S.A. shares were redeemed as planned through repayment.

(26) Deposits retained on ceded business

Deposits retained on ceded business are collateral for technical provisions covering business ceded to reinsurers and retrocessionaires. The changes in deposits retained on ceded business generally derive from the changes in the relevant technical provisions covering ceded business. Except for an amount of €23m (21m), the contractual period to maturity of the deposits retained on ceded business is up to 12 months.

(27) Other liabilities

All figures in €m	31.12.2006	Prev. year
Amounts payable on primary insurance business	**4,316**	4,697
Accounts payable on reinsurance business	**2,627**	3,194
Amounts due to banks	**975**	2,126
Miscellaneous liabilities	**2,097**	2,271
Total	**10,015**	**12,288**

The accounts payable on primary insurance business mainly contain liabilities towards policyholders resulting from accumulated participation in surplus, premium deposits and insurance contracts without significant risk transfer. Of the amounts due to banks totalling €975m at 31 December 2006, €231m (–) concerns disposal groups held for sale; cf. (16) "Non-current assets and disposal groups held for sale".

The miscellaneous liabilities contain liabilities of €189m (166m) resulting from reinsurance contracts without significant risk transfer. Besides this, €210m (172m) of the other liabilities is apportionable to tax liabilities, €6m (37m) to liabilities for social security, and €140m (143m) to liabilities for interest and rent. In the previous year, this item also included €63m for the derivative components of ERGO International AG's exchangeable bonds, which were redeemed in the financial year.

Remaining terms of the other liabilities

	Carrying amounts	
All figures in €m	31.12.2006	Prev. year
Up to one year	**6,992**	9,206
Over one year and up to two years	**72**	180
Over two years and up to three years	**384**	37
Over three years and up to four years	**39**	348
Over four years and up to five years	**55**	99
Over five years and up to ten years	**594**	449
Over ten years	**1,879**	1,969
Total	**10,015**	**12,288**

(28) Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year
Gross premiums written	6,914	6,952	13,791	13,699	11,605	12,329	5,126	5,219	37,436	38,199
Change in unearned premiums – Gross	–2	–47	–268	–131	6	5	87	121	–177	–52
Gross earned premiums	6,916	6,999	14,059	13,830	11,599	12,324	5,039	5,098	37,613	38,251
Ceded premiums written	387	457	1,040	1,108	169	216	330	297	1,926	2,078
Change in unearned premiums – Ceded share	–3	1	30	31	–	–	–	5	27	37
Earned premiums – Ceded	390	456	1,010	1,077	169	216	330	292	1,899	2,041
Net earned premiums	6,526	6,543	13,049	12,753	11,430	12,108	4,709	4,806	35,714	36,210

*After elimination of intra-Group transactions across segments.

Premiums from long-term insurance business, especially in the segments life and health, are recognised in full as earned premiums and income when they become due. In the case of unit-linked business, only those parts of the premium used to cover the risks and associated costs are included. Of the gross premiums written from short-term insurance business, the portions attributable to periods after the balance sheet date are posted as unearned premiums; cf. Note (19). Unearned premiums are reversed, in accordance with the reduction in risk, over the duration of the contracts.

(29) Investment result

Investment result by type of investment and segment

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**2006**	Prev. year	**2006**	Prev. year	**2006**	Prev. year	**2006**	Prev. year	**2006**	Prev. year	**2006**	Prev. year
Land and buildings, including buildings on third-party land	**17**	6	**80**	29	**248**	67	**15**	–	**–**	1	**360**	103
Investments in affiliated companies	**–2**	39	**5**	141	**42**	–1	**18**	–38	**3**	–1	**66**	140
Investments in associates	**6**	175	**33**	657	**17**	76	**–16**	221	**4**	2	**44**	1,131
Loans	**3**	4	**6**	12	**1,099**	1,101	**55**	47	**–**	1	**1,163**	1,165
Other securities held to maturity	**–**	–	**–**	–	**16**	28	**1**	1	**–**	–	**17**	29
Other securities available for sale – Fixed interest	**668**	735	**1,215**	1,171	**1,989**	2,673	**178**	219	**2**	1	**4,052**	4,799
– Non-fixed-interest	**330**	319	**1,430**	1,190	**1,570**	1,536	**241**	245	**–1**	–1	**3,570**	3,289
Other securities held for trading – Fixed-interest	**1**	–	**27**	14	**1**	5	**13**	5	**–**	–	**42**	24
– Non-fixed-interest	**–**	–	**–**	–	**8**	1	**1**	–	**–**	–	**9**	1
– Derivatives	**–37**	3	**–153**	16	**–433**	–133	**2**	–2	**–**	–	**–621**	–116
Deposits retained on assumed and ceded reinsurance, and other investments	**479**	527	**134**	87	**–97**	–81	**3**	10	**34**	32	**553**	575
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**100**	170	**–**	–	**–**	–	**100**	170
Expenses for the management of investments, other expenses	**33**	37	**146**	145	**271**	283	**29**	27	**–**	–	**479**	492
Total	**1,432**	**1,771**	**2,631**	**3,172**	**4,289**	**5,159**	**482**	**681**	**42**	**35**	**8,876**	**10,818**

*After elimination of intra-Group transactions across segments.

The result for land and buildings includes rental income of €443m (514m). The expenses for the management of investments include running costs and expenses for repair and maintenance of property totalling €72m (78m). We earned interest income of €1,180m (1,081m) on loans, €17m (29m) on other securities held to maturity, and €5,183m (4,929m) on securities available for sale.

Investment income by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year
Regular income	**1,283**	1,331	**1,926**	1,633	**4,198**	4,282	**381**	353	**46**	50	**7,834**	7,649
Income from write-ups	**63**	43	**272**	153	**233**	203	**8**	3	**–**	–	**576**	402
Gains on the disposal of investments	**357**	581	**1,560**	2,141	**1,674**	2,006	**255**	448	**3**	6	**3,849**	5,182
Other income	**–**	–	**–**	–	**119**	180	**2**	1	**2**	1	**123**	182
Total	**1,703**	1,955	**3,758**	3,927	**6,224**	6,671	**646**	805	**51**	57	**12,382**	13,415

*After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year
Write-downs of investments	**88**	62	**394**	245	**925**	804	**32**	38	**2**	1	**1,441**	1,150
Losses on the disposal of investments	**131**	58	**550**	264	**558**	279	**51**	56	**–**	14	**1,290**	671
Management expenses, interest charges and other expenses	**52**	64	**183**	246	**452**	429	**81**	30	**7**	7	**775**	776
Total	**271**	184	**1,127**	755	**1,935**	1,512	**164**	124	**9**	22	**3,506**	2,597

*After elimination of intra-Group transactions across segments.

Write-downs of investments

All figures in €m	2006	Prev. year
Land and buildings, including buildings on third-party land	**162**	446
Investments in affiliated companies	**13**	5
Investments in associates	**2**	9
Loans	**38**	11
Other securities available for sale	**154**	188
Other securities held for trading	**1,072**	491
Total	**1,441**	1,150

(30) Other income

In addition to foreign currency exchange gains of €901m (696m), the other income mainly includes income from services rendered of €297m (266m), interest and similar income of €152m (157m), income from the release/reduction of miscellaneous provisions and adjustments of values for receivables of €82m (69m), and income from owner-occupied property that is sometimes leased out amounting to €137m (107m).

(31) Net expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year	2006	Prev. year**
Gross										
Claims and benefits paid	**5,752**	5,331	**8,340**	8,656	**9,538**	10,049	**2,875**	2,791	**26,505**	26,827
Change in technical provisions										
– Provision for future policy benefits	**211**	574	**36**	60	**1,442**	2,439	**35**	37	**1,724**	3,110
– Provision for outstanding claims	**–720**	–393	**719**	3,207	**246**	91	**–81**	582	**164**	3,487
– Provision for deferred premium refunds	**–**	–9	**1**	4	**2,152**	1,891	**23**	17	**2,176**	1,903
Other technical result	**–2**	8	**24**	16	**202**	200	**5**	9	**229**	233
Gross expenses for claims and benefits	**5,241**	**5,511**	**9,120**	**11,943**	**13,580**	**14,670**	**2,857**	**3,436**	**30,798**	**35,560**
Ceded share										
Claims and benefits paid	**120**	252	**554**	960	**61**	94	**322**	209	**1,057**	1,515
Change in technical provisions										
– Provision for future policy benefits	**3**	83	**–**	–	**128**	121	**–**	–	**131**	204
– Provision for outstanding claims	**83**	18	**20**	186	**–7**	2	**–153**	269	**–57**	475
– Provision for deferred premium refunds	**–**	–	**–**	–	**–**	–	**–**	1	**–**	1
Other technical result	**–**	–	**–**	–	**–**	–	**–**	13	**–**	13
Ceded share of expenses for claims and benefits	**206**	**353**	**574**	**1,146**	**182**	**217**	**169**	**492**	**1,131**	**2,208**
Net										
Claims and benefits paid	**5,632**	5,079	**7,786**	7,696	**9,477**	9,955	**2,553**	2,582	**25,448**	25,312
Change in technical provisions										
– Provision for future policy benefits	**208**	491	**36**	60	**1,314**	2,318	**35**	37	**1,593**	2,906
– Provision for outstanding claims	**–803**	–411	**699**	3,021	**253**	89	**72**	313	**221**	3,012
– Provision for deferred premium refunds	**–**	–9	**1**	4	**2,152**	1,891	**23**	16	**2,176**	1,902
Other technical result	**–2**	8	**24**	16	**202**	200	**5**	–4	**229**	220
Net expenses for claims and benefits	**5,035**	**5,158**	**8,546**	**10,797**	**13,398**	**14,453**	**2,688**	**2,944**	**29,667**	**33,352**

*After elimination of intra-Group transactions across segments.
**Adjusted owing to first-time application of IAS 19 (rev. 2004).

The change in the provision for future policy benefits (net) contains €100m (170m) in unrealised gains/losses from unit-linked life insurance. Expenses for claims and benefits include expenses for policyholders' bonuses. Of this, €1,504m (1,493m) is for the allocation to the provision for premium refunds on the basis of national regulations, €289m (52m)** for the change in the provision for deferred premium refunds recognised in the income statement, and €387m (202m) for direct crediting. The "other underwriting result" for life primary insurance mainly includes interest on policyholders' accumulated credit.

Expenses for profit commission in reinsurance are shown under operating expenses, not under expenses for claims and benefits.

(32) Operating expenses

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	2006	Prev. year**	2006	Prev. year**	2006	Prev. year**	2006	Prev. year**	2006	Prev. year**
Acquisition costs	35	106	83	45	1,235	1,513	1,030	993	2,383	2,657
Administration expenses	261	249	813	787	442	487	639	696	2,155	2,219
Amortisation of acquired insurance portfolios	1	3	–	–	15	26	–	–	16	29
Reinsurance commission and profit commission	1,791	1,683	2,958	2,989	19	20	11	12	4,779	4,704
Gross operating expenses	**2,088**	**2,041**	**3,854**	**3,821**	**1,711**	**2,046**	**1,680**	**1,701**	**9,333**	**9,609**
Ceded share of acquisition costs	–16	10	–12	1	20	16	–	–	–8	27
Commission received on ceded business	174	77	273	262	8	25	52	53	507	417
Operating expenses – Ceded share	**158**	**87**	**261**	**263**	**28**	**41**	**52**	**53**	**499**	**444**
Net operating expenses	**1,930**	**1,954**	**3,593**	**3,558**	**1,683**	**2,005**	**1,628**	**1,648**	**8,834**	**9,165**

*After elimination of intra-Group transactions across segments.
**Adjusted owing to first-time application of IAS 19 (rev. 2004).

(33) Other expenses

In addition to foreign currency exchange losses of €1,176m (511m), "other expenses" mainly include expenses for services rendered of €298m (278m), interest and similar expenses of €203m (144m), other write-downs of €119m (70m), and other tax of €22m (32m). They also contain expenses of €78m (101m) for owner-occupied property, some of which is also leased out.

(34) Finance costs

By finance costs we understand all interest and other expenses directly attributable to strategic debt. Debt has a strategic character for us if it does not have an original, direct link with our operative business.

Finance costs by financing instrument

All figures in €m	2006	Prev. year
Subordinated bonds issued by Munich Re Finance B.V., Amsterdam	239	238
Exchangeable bonds of Munich Reinsurance Company, Munich*	–	31
Exchangeable bonds of ERGO International AG, Düsseldorf	16	32
Senior notes of Munich Re America Corporation**, Princeton	30	30
Bank borrowing of ERGO AG, Düsseldorf	9	31
Bank borrowing of Munich Re America Corporation**, Princeton	13	13
Other	3	3
Total	**310**	**378**

* Redeemed in the second quarter of 2005.
** Formerly American Re Corporation.

The decrease in finance costs compared with the previous year is due on the one hand to the redemption of Munich Reinsurance Company's exchangeable bond in the previous year. On the other hand, the finance costs were reduced owing to the redemption of ERGO International AG's exchangeable bonds and repayment of ERGO AG's bank borrowing. Information on the Group's strategic debt can be found in the management report on page 100 f. and under (18) "Subordinated liabilities" and (25) "Bonds and notes issued".

(35) Taxes on income

This item shows the corporation tax and municipal trade earnings tax paid by the German companies (including solidarity surcharge) and the comparable taxes on earnings paid by the foreign companies in the Group. In accordance with IAS 12, the determination of taxes on income includes the calculation of deferred taxes.

Recognised tax expenses/income broken down according to Germany and other countries

All figures in €m	2006	Prev. year*
Current tax	**572**	1,527
– Germany	**446**	1,060
– Other countries	**126**	467
Deferred tax	**1,076**	–513
– Germany	**362**	–402
– Other countries	**714**	–111
Taxes on income	**1,648**	**1,014**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Main components of tax expenses/income

All figures in €m	2006	Prev. year*
Current tax for financial year	**533**	1,352
Current tax for other periods	**39**	175
Deferred tax resulting from the occurrence or reversal of temporary differences	**288**	–220
Deferred tax resulting from the occurrence or reversal of loss carry-forwards	**103**	–671
Write-downs of deferred taxes	**695**	378
Effects of changes in tax rates on deferred tax	**–10**	–
Taxes on income	**1,648**	**1,014**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The current tax is derived from the tax results of the financial year, to which the local tax rates of the respective subsidiaries are applied. Deferred tax is also calculated using the local tax rates. Sometimes for simplicity's sake we use uniform tax rates for individual circumstances or subsidiaries. Changes in tax rates and tax legislation that have already been adopted by the government at the balance sheet date are generally taken into account..

Deferred tax assets are recognised for unused loss carry-forwards to the extent that, on the basis of tax result planning, it is sufficiently probable that they will be utilised. The following table shows the reconciliation between the expected taxes on income and the tax on income actually shown. The expected tax expenses are calculated by multiplying the operating result before taxes on income (after "other tax") by the Group tax rate. The Group tax rate amounts to 40%. This takes into account corporation tax including solidarity surcharge, and a mixed trade-tax rate.

Reconciliation to effective tax expenses

All figures in €m	2006	Prev. year*
Result before taxes on income (after "other tax")	**5,184**	3,765
Group tax rate in %	**40.0**	40.0
Derived taxes on income	**2,074**	1,506
Tax effect of:		
– Tax rate differences	**–95**	42
– Tax-free income	**–898**	–1,634
– Non-deductible expenses	**99**	653
– Valuation allowances for loss carry-forwards	**695**	370
– Change in tax rates and tax legislation	**–379**	–
– Tax for prior years	**–9**	–49
– Municipal trade earnings tax	**72**	55
– Other	**89**	71
Taxes on income shown	[redacted]	**1,014**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

The effective tax burden is the ratio between the taxes on income recognised and the result before taxes on income (after "other tax"). In the year under review, the tax burden amounted to 32% (previous year: 27%). "Tax-free income" is made up of tax-free gains on the sales of shareholdings in joint-stock companies, tax-free dividend income and other tax-free income. Following a change in German corporate tax legislation that entered into force at the turn of the year 2006/2007, existing corporate tax credit will be paid out in the years 2008 to 2017. The claim had to be recognised in the 2006 balance sheet as an account receivable at its present value of €379m, resulting in a corresponding entry in the income statement (cf. page 67 in the management report). However, this positive one-off tax effect was more than offset by valuation allowances for deferred tax assets due to loss carry-forwards at our subsidiary Munich Re America Corporation (formerly American Re Corporation).

The item "municipal trade earnings tax" includes the differences between the trade-tax rate applied by the respective Group companies and the Group mixed trade-tax rate. No deferred taxes were recognised for retained earnings of affiliated companies, as there is no intention of distributing these earnings in the foreseeable future. The calculation of this unrecognised deferred tax would involve a disproportionately large amount of work.

The actuarial interest rates relevant for the portfolio in calculating the provision for future policy benefits and the provision for outstanding claims are as follows:

Discount rates used for provisions – Primary insurance (gross)

All figures in €m*	Life 31.12.2006	Health 31.12.2006	31.12.2006	Total Prev. year
No guaranteed interest rate	4,633	835	**5,468**	5,854
Discount rate ≤ 2.5%	1,619	30	**1,649**	1,418
Discount rate 2.5–3.0%	19,096	5	**19,101**	16,219
Discount rate 3.0–3.5%	25,945	168	**26,113**	24,748
Discount rate 3.5–4.0%	13,658	428	**14,086**	16,013
Discount rate 4.0–4.5%	34	2,031	**2,065**	3,129
Discount rate 4.5–5.0%	30	15,143	**15,173**	14,256
Discount rate > 5.0%	121	–	**121**	–
Total	**65,136**	**18,640**	**83,776**	**81,637**

*After elimination of intra-Group transactions across segments.

This involves matching the provisions with suitable investments, albeit not always over durations that fully correspond to the respective settlement periods of the liabilities. In the case of a discrepancy between the durations of the investments and liabilities ("duration mismatch"), the main risk lies in the fact that if interest rates fall markedly over the remaining settlement period of the liabilities, the return on the reinvested assets may be lower than the discount rates and thus necessitate further expenses. But a complete duration matching of liabilities with fixed-interest investments would not be expedient, because if interest rates rise, policyholders might make increasing use of their surrender rights (see below), resulting in a liquidity requirement for premature payouts.

Other market risks and embedded derivatives

In reinsurance, other market risks are generally ruled out through suitable treaty design. In the few exceptional cases where reinsurance contracts contain embedded derivatives, these are usually hedged by means of suitable capital market instruments.

In primary insurance, the risks to be considered in this context – besides the interest-rate guarantee – are particularly risks from unit-linked life insurance and the lump-sum option in the case of deferred pension policies. Other embedded derivates are financially insignificant.

For the unit-linked insurance contracts in our portfolios, the investment risk lies completely with the policyholder, meaning that there is no direct market risk. Appropriate product design ensures that the necessary premium portions for payment of a guaranteed minimum benefit on occurrence of death are always based on the current fund assets. Hence, this guaranteed minimum benefit does not represent an embedded derivative in the accounting sense.

The lump-sum option in the case of deferred annuities is an embedded derivative which, however, is itself an insurance contract for accounting purposes. There is no direct interest-rate sensitivity or market sensitivity here, since the exercise of the option by the policyholder is always determined to a crucial extent by individual factors and relates to the insurance components. In addition, the exercise of the option can be influenced by the way the insurer structures bonuses. This option is specifically taken into account when applying the liability adequacy test prescribed by IFRS 4 to underwriting liabilities.

Lapse risks

In reinsurance, a lapse risk derives from the indirect transfer of lapse risks from cedants and can largely be eliminated through appropriate treaty design. Any residual risk is assessed by means of product-specific portfolio analyses and is taken into account in pricing. A financial risk from extraordinary termination of reinsurance contracts is generally ruled out through appropriate contract design.

In life primary insurance, the reported provision for future policy benefits in the case of contracts with a surrender option is generally at least as high as the relevant surrender value. Therefore, lapse rates are not included in the calculation of the technical provisions. Surrender values are taken into account in the amortisation of deferred acquisition costs and the calculation of provisions in health primary insurance. The underlying assumptions are regularly checked. The policyholder's right in some contracts to maintain the contract with a waiver of premium and an adjustment of the guaranteed benefits constitutes a partial lapse and is taken into account in the calculations analogously.

Risk minimisation measures

In reinsurance, biometric risks are controlled by means of a risk-adequate underwriting policy. Risks are restricted through appropriate treaty design, specifically by limiting the coverage in the case of non-proportional business. In particular, the underwriting of longevity risks from reinsured portfolios is strictly limited. Interest-rate and other market risks are frequently ruled out by depositing the provisions with the cedant, with a guaranteed rate of interest from the deposit. In individual cases, these risks are also hedged by means of suitable capital market instruments.

In primary insurance, there is substantial risk minimisation through product design. For the most part, prudent actuarial assumptions are used in fixing the guaranteed benefits, in addition to which policyholders are granted a performance-related participation in surplus. More than 99% of the amount shown under (20) "Provision for future policy benefits" is apportionable to such contracts. Given the relevant margins in the actuarial assumptions, it is also possible to fulfil the future guaranteed obligations without adjusting the provisions in the case of moderate changes in assumptions. In addition, the provision for deferred premium refunds and portions of the provision for premium refunds based on national regulations, shown under (22) "Other technical provisions", is of great significance for risk-balancing in the case of adverse developments. In health primary insurance, substantial risk minimisation is also provided for by the premium adjustment clause underlying most long-term contracts.

Impact on equity and the consolidated income statement

In the liability adequacy test pursuant to IFRS 4, we regularly test the technical provisions and deferred acquisition costs to ensure they are appropriate. An adjustment is made if such tests show that the original provisions for adverse deviation allowed for in the biometric actuarial assumptions, or in the assumptions for discounting provisions and for lapses, have been exhausted. Particularly in primary insurance, the possibilities of adjusting participation in surplus are taken into account.

If an adjustment is required, we recognise any deficit as an expense in the consolidated income statement.

(37) Risks from insurance contracts in the property-casualty segment

Of particular importance in this segment is the estimation risk with regard to the amount of the expected claims expenditure for future claims from current insurance contracts (premium risk) and for claims already incurred (reserve risk). In estimating claims expenditure, we also take cost increases into account. Besides this, there is an interest-rate risk for parts of the portfolio.

The basis for measuring the risk assumed is an estimate of the claims frequency to be expected for a portfolio of contracts. In addition, an estimation of the claims amount is necessary, from which a mathematical distribution of the expected losses is derived. The result of these two steps is an estimation of the expected overall claims in a portfolio. A third element comprises the expected cash flows to settle claims incurred, a process which frequently extends over several years.

Premium risks

The degree of exposure to estimation risks differs according to class of business and also between primary insurance and reinsurance. On the basis of the loss ratios and combined ratios of recent years, conclusions can be drawn about the historical volatilities in the different classes of business and about possible interdependencies. The differences in volatility are due equally to fluctuations in claims burdens and fluctuations in the respective market price level for the covers granted.

Premiums, loss ratios and combined ratios by class of business

	2006	2005	2004	2003	2002
Gross premiums written in €m					
– Reinsurance					
– Liability	**2,394**	2,561	2,606	3,444	3,514
– Accident	**713**	1,052	1,080	1,293	1,302
– Motor	**2,913**	2,671	2,890	3,186	3,337
– Marine, aviation, space	**1,751**	1,654	1,609	1,742	1,896
– Fire	**3,763**	3,701	3,775	4,874	5,294
– Engineering	**1,239**	1,299	1,281	1,393	1,443
– Other classes of business	**1,778**	1,609	1,616	1,987	2,098
– Primary insurance	**5,147**	5,242	5,202	5,082	4,841
Loss ratio in %					
– Reinsurance					
– Liability	**81.7**	96.6	96.4	84.1	144.4
– Accident	**134.0**	83.4	82.2	72.8	128.6
– Motor	**84.9**	71.5	87.6	79.1	84.6
– Marine, aviation, space	**67.7**	80.8	66.1	60.0	72.7
– Fire	**32.2**	107.8	54.2	60.3	80.9
– Engineering	**56.4**	40.0	57.4	64.4	75.8
– Other classes of business	**50.9**	63.4	47.1	60.3	98.2
– Primary insurance	**55.8**	58.4	58.1	60.0	62.4
Combined ratio in %					
– Reinsurance					
– Liability	**110.7**	124.8	124.2	112.0	171.2
– Accident	**167.7**	111.0	115.8	103.8	158.2
– Motor	**109.7**	94.6	112.7	102.7	107.8
– Marine, aviation, space	**91.5**	106.6	89.6	84.8	95.0
– Fire	**58.8**	135.8	81.8	86.5	107.3
– Engineering	**87.8**	75.3	89.5	94.5	105.2
– Other classes of business	**83.4**	98.1	75.5	89.6	130.6
– Primary insurance	**90.8**	93.1	93.0	96.4	99.9

The estimation of technological, social and demographic parameters plays an important part in assessing and pricing risks assumed in all classes of business. Beyond this, in liability insurance and sections of motor insurance, the development of economic and legal parameters is significant, whereas in the lines of business fire and marine, aviation, space and sections of engineering business and primary insurance, a high degree of sensitivity regarding the underlying assumptions about natural catastrophes can play the dominating role. In the latter area, we include expected trends in our considerations when assessing the risks, with special importance given to a precise analysis of climate-related changes in the risk profile.

Reserve risks

Provisions for outstanding claims are subject to the risk that actual claims settlement may be less than or exceed the amount reserved (reserve risk). Particular attention is given to those situations where the funds dedicated to future claim payments may be inadequate.

The measurement of the provisions for outstanding claims is based on historical loss development data for the different classes of business. We use a range of well-established actuarial methods in both reinsurance and primary insurance for this purpose. These methods embed various pricing, coverage and benefit/inflation levels. The actuarial analysis is complemented by studies carried out by our claims and underwriting staff from which we derive foreseeable future trends. As part of our regular results monitoring process, we keep a close eye on trends to ensure that the assumptions underlying the measurement of the provisions always reflect the latest developments. Consequently, in the course of reserve run-off, it may be necessary to revise the original estimates of the claims expenditure required and to adjust the provisions accordingly. We view our level of reserves as sufficient to reflect both our best estimate of our current liabilities and an appropriate consideration of the uncertainty inherent in the estimate. It should, however, be noted that future changes to the provisions cannot be ruled out.

The development of our claims reserves in the past and the corresponding run-off results are shown under (21) "Provisions for outstanding claims".

A particular sensitivity exists in classes of business with long run-off periods. This characteristic applies especially to casualty insurance, where liabilities often manifest themselves with a considerable time-lag. In addition, changes in court verdicts, new loss categories, medical inflation and modifications in general life expectancy can alter the valuation of reserves. The following section discusses the main areas in the current reserve portfolio where management has identified the uncertainty to be the greatest.

Asbestos insurance liabilities currently emanating predominantly from the US and some European counties are an area of concern for the entire insurance and reinsurance industry. Naturally this also applies to the Munich Re Group. Since the mid-eighties, industrial insurers writing business worldwide have found themselves being confronted with asbestos-related injury losses from policies taken out decades before. In particular, these include claims under product liability policies in the USA which manifest themselves after a latency period of as long as 30 to 50 years. In response, we have posted provisions for claims under long-cancelled general liability policies which provided coverage according to the then-applicable legal environment.

Significant time lags between major events leading to insurance claims are exacerbated when it comes to reinsurance claims. Loss notification often involves a long "chain": exposure to the loss, manifestion of an injury, filing of a lawsuit against a defendant, adjudication of the suit, reporting and payment of an insurance recovery and then, finally, notification to the reinsurer. Therefore, besides monitoring these developments on a claim-by-claim level, we also monitor the development from an industry perspective, as this may be considered an important early indicator.

In the course of 2006, we saw rapidly emerging evidence that the surge in asbestos claims filings that the US industry has experienced in recent years will impact our Munich Re America book of business. Therefore, we have reallocated €465m to asbestos claims reserves from previously held unallocated risk margins at Munich Re Group level. Altogether, the provisions concerned are as follows:

Provisions for asbestos and environmental claims

	31.12.2006		Prev. year	
All figures in €m*	**Gross**	**Net**	Gross	Net
Asbestos	**1,932**	**1,545**	1,466	1,168
Environment	**440**	**377**	485	409

*The previous year's figures have been adjusted to take account of currency translation differences.

Other loss scenarios which are highly influenced by the continuously evolving practice of jurisprudence under tort law currently include toxic mould, sexual misconduct and construction defects. We will continue to monitor trends and to respond to the emergence of new information as appropriate. Given the unpredictable nature of court decisions and other loss-affecting factors in the markets concerned, however, it will continue to be difficult to make accurate estimates of future development.

In the area of bodily injury losses, the Group carries a significant amount of reserves for individual claims where the claimant is severely injured and is in need of a high degree of individual, specialised medical treatment and care. US workers' compensation business and motor liability business in some European countries are particularly affected by such claims. In both cases, coverage is provided for permanent disability cases where the claimant is expected to live for a considerable length of time and requires significant medical attention. Accordingly, the loss provisions are highly sensitive to inflation in the medical sector and to general life expectancy. Historical loss development data still embed past coverage and benefit/inflation levels. As such, historical loss patterns that are relied upon for traditional actuarial analysis may not be truly reflective of future emergence; future reported and paid loss amounts are compared to projected amounts to check the appropriateness of current and future loss development patterns.

Interest-rate risks

Economically, an interest-rate risk derives from the need to earn a return on the investments covering the provision that is commensurate with the discount rate used in measuring the provision. In balance sheet terms, the interest-rate risk affects the provisions for outstanding claims only to the extent that the estimated reserve values are discounted.

Discounted technical provisions according to discount rates (gross)

All figures in €m	Reinsurance 31.12.2006	Reinsurance Prev. year	Primary insurance 31.12.2006	Primary insurance Prev. year	Total 31.12.2006	Total Prev. year
Discount rate ≤ 2.5%	–	–	1	1	1	1
Discount rate 2.5–3.5%	–	–	390	353	390	353
Discount rate 3.5–4.5%	2,513	2,214	97	111	2,610	2,325
Discount rate > 4.5%	–	–	–	–	–	–
Total	2,513	2,214	488	465	3,001	2,679

The major part of the discounted provisions are for US workers' compensation business, for which the discount rates applied to the balance sheet figures are regulated by supervisory law.

If interest income from the investments held to cover the provision is lower than the discount rate or the regulatory parameters change, a reserve adjustment is necessary.

Risk minimisation measures

With our underwriting policy geared to systematic diversification, i.e. the greatest possible mix and spread of individual risks, we substantially reduce the volatility for our insurance portfolio as a whole.

Another important measure for controlling underwriting risks is the cession of a portion of our risks to third parties via external reinsurance and retrocession. All our companies have intra-Group and external reinsurance and retrocession cover. Particularly important in this context is an accumulation excess-of-loss cover, which provides protection against losses from natural catastrophes. The dimensions of this cover are based on analyses of our accumulation budgets in those parts of the world exposed to natural catastrophes. The protection afforded by retrocession comes into play if we are hit by an extremely large loss.

We further diversify our risk management instruments by issuing catastrophe bonds.

Impact on equity and the consolidated income statement

As part of the monitoring of our portfolio, we check whether original assumptions need to be adjusted. By means of the IFRS 4 liability adequacy test, we review expected claims expenditure in the light of updated assumptions. If this test shows that an adjustment to technical provisions is required, the amount is recognised directly in the consolidated income statement.

(38) Risks from reinsurance and retrocessions

In connection with the business we cede, the default risk is also of relevance. For our externally placed reinsurance and retrocessions, we choose only business partners that have been approved by our Security Committee, which regularly examines the security of potential retrocessionaires and reinsurers on the basis of a range of criteria. The minimum requirement for participating in one of our retrocession or reinsurance treaties is an S&P or A.M. Best rating of A–. Especially in the property-casualty segment, we avoid an accumulation of risks through a broad spread of our retrocessions.

(39) Parent
The parent of the Munich Re Group is Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (Munich Reinsurance Company Joint-Stock Company in Munich), Königinstrasse 107, 80802 München. Its registered seat is Munich, Germany. In addition to its function as a reinsurer, the parent also fulfils the function of holding company for the Group.

(40) Related parties
Information on the remuneration of Board members and transactions with these persons can be found in the remuneration report, starting on page 114. Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

(41) Personnel expenses
The following personnel expenses are included in the operating expenses, in the expenses for claims and benefits (for claims adjustment) and in the investment result:

All figures in €m	2006	Prev. year
Wages and salaries	1,940	2,174
Social security contributions and employee assistance	359	386
Expenses for employees' pensions	197	208
Total	2,496	2,768

(42) Long-term incentive plans
Every year since 1 July 1999, Munich Reinsurance Company has set up long-term incentive plans, each with a term of seven years. Entitled to participate in these share-price-related remuneration plans are members of the Board of Management, senior management in Munich, and top executives in Munich Re's international organisation. Participants receive a certain number of stock appreciation rights.

The relevant initial share price for the stock appreciation rights is calculated from the average of closing prices for Munich Re shares in Frankfurt Xetra trading over the last three months prior to plan commencement. The initial price for the 2006 long-term incentive plan is €108.87 (88.10). As a result of Munich Reinsurance Company's capital increase in the financial year 2003, the initial share prices for the stock appreciation rights issued up to then and the number of stock appreciation rights already granted were adjusted in accordance with the conditions. In the year under review a total of 443,609 (487,544) stock appreciation rights were granted, 150,687 (138,833) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered with Munich Re shares.

The personnel expenses and income incurred for the stock appreciation rights are determined on the basis of the change in the fair value of the underlying options. The fair value recognises not only the intrinsic value (difference between current share price and initial share price of the stock appreciation rights) but also the possibility of growth in value up to the date of forfeiture or expiry of the rights and is determined on the basis of recognised valuation models, taking into account the exercise conditions. At each balance sheet date, the fair value is calculated and reserved; this amount is recognised in full. The personnel expenses recognised in the income statement therefore correspond to the change in the provision in the year under review, taking into consideration any rights exercised. In the year under review, related provisions of €63.2m (46.8m) had to be posted for the reinsurers in the Munich Re Group; the personnel expenses totalled €22.2m (43.6m). The weighted average share price for the stock appreciation rights exercised in 2006 was €118.17 for plan year 2003 and €117.52 for plan year 2004. The intrinsic value of the exercisable stock appreciation rights amounted to €22.6m at the balance sheet date.

Incentive plans 1999–2006 of the Munich Re Group's reinsurers

	Incentive Plan 1999	Incentive Plan 2000	Incentive Plan 2001	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004	Incentive Plan 2005	Incentive Plan 2006
Plan commencement	1.7.1999	1.7.2000	1.7.2001	1.7.2002	1.7.2003	1.7.2004	1.7.2005	1.7.2006
Plan end	30.6.2006	30.6.2007	30.6.2008	30.6.2009	30.6.2010	30.6.2011	30.6.2012	30.6.2013
Old initial share price	€182.60	€319.34	€320.47	€260.37	€86.24	–	–	–
New initial share price after 2003 capital increase	€173.67	€303.72	€304.80	€247.64	€82.02	€88.65	€88.10	€108.87
Intrinsic value 2006 for one right	–	–	–	–	€46.60	€39.97	€40.52	€19.75
Fair value 2006 for one right	€0.00	€0.00	€0.02	€1.09	€47.40	€44.36	€46.03	€37.35
Number of rights on 31 Dec. 1999	110,840	–	–	–	–	–	–	–
Additions	9,045	80,582	–	–	–	–	–	–
Number of rights on 31 Dec. 2000	119,885	80,582	–	–	–	–	–	–
Additions	–	–	109,474	–	–	–	–	–
Exercised	34,240	–	–	–	–	–	–	–
Number of rights on 31 Dec. 2001	85,645	80,582	109,474	–	–	–	–	–
Additions	–	–	270	132,466	–	–	–	–
Exercised	6,977	–	–	–	–	–	–	–
Forfeited	–	321	443	–	–	–	–	–
Number of rights on 31 Dec. 2002	78,668	80,261	109,301	132,466	–	–	–	–
Additions	4,009	3,793	5,319	6,696	439,581	–	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited	3,696	6,199	7,192	3,962	–	–	–	–
Number of rights on 31 Dec. 2003	78,981	77,855	107,428	135,200	439,581	–	–	–
Additions	–	–	–	–	–	456,336	–	–
Exercised	–	–	–	–	–	–	–	–
Forfeited	–	438	600	748	2,354	–	–	–
Number of rights on 31 Dec. 2004	78,981	77,417	106,828	134,452	437,227	456,336	–	–
Additions	–	–	–	–	320	1,697	485,527	–
Exercised	–	–	–	–	177,748	–	–	–
Forfeited	–	23	542	680	121	2,005	–	–
Number of rights on 31 Dec. 2005	78,981	77,394	106,286	133,772	259,678	456,028	485,527	–
Additions	–	–	–	–	–	–	–	443,609
Exercised	–	–	–	–	63,942	119,363	–	–
Forfeited	78,981	–	–	–	–	–	–	1,019
Number of rights on 31 Dec. 2006	–	77,394	106,286	133,772	195,736	336,665	485,527	442,590
Exercisable at year-end	–	77,394	106,286	133,772	195,736	336,665	–	–

Since 1 July 2002, ERGO Versicherungsgruppe AG and some of its subsidiaries, as well as Europäische Reiseversicherung AG and MEAG MUNICH ERGO AssetManagement GmbH, have also set up long-term incentive plans at yearly intervals and with terms of seven years each. The persons entitled to participate – Board of Management members, managing directors and, in individual cases, also top executives – are granted a defined number of stock appreciation rights in respect of Munich Re shares. The design of the plans is identical to that of Munich Re's long-term incentive plans and they are accounted for in the same way. In the year under review, a total of 173,682 (212,028) stock appreciation rights were granted, 131,040 (184,310) of these to Board of Management members. The future obligations arising from the long-term incentive plans are covered by Munich Re shares. In the year under review, related provisions of €20.4m (14.4m) had to be posted for the primary insurers and asset managers in the Munich Re Group; the personnel expenses totalled €6.4m (13.3m). The weighted average share price for the stock appreciation rights exercised in 2006 was €119.46 for plan year 2003 and €124.50 for plan year 2004. The intrinsic value of the exercisable stock appreciation rights amounted to €4.9m at the balance sheet date.

Incentive plans 2002–2004 of the Munich Re Group's primary insurers and asset managers

	Incentive Plan 2002	Incentive Plan 2003	Incentive Plan 2004	Incentive Plan 2005	Incentive Plan 2006
Plan commencement	1.7.2002	1.7.2003	1.7.2004	1.7.2005	1.7.2006
Plan end	30.6.2009	30.6.2010	30.6.2011	30.6.2012	30.6.2013
Old initial share price	€260.37	€86.24	–	–	–
New initial share price after 2003 capital increase	€247.64	€82.02	€88.65	€88.10	€108.87
Intrinsic value 2006 for one right	–	€46.60	€39.97	€40.52	€19.75
Fair value 2006 for one right	€1.09	€47.40	€44.36	€46.03	€37.35
Number of rights on 31 Dec. 2002	45,476	–	–	–	–
Additions	12,898	168,681	–	–	–
Exercised	–	–	–	–	–
Forfeited	529	–	–	–	–
Number of rights on 31 Dec. 2003	57,845	168,681	–	–	–
Additions	–	1,650	154,189	–	–
Exercised	–	–	–	–	–
Forfeited	3,050	13,414	–	–	–
Number of rights on 31 Dec. 2004	54,795	156,917	154,189	–	–
Additions	–	87	–	211,941	–
Exercised	–	90,398	–	–	–
Forfeited	11,903	7,498	32,130	24,411	–
Number of rights on 31 Dec. 2005	42,892	59,108	122,059	187,530	–
Additions	–	–	–	–	173,682
Exercised	–	31,027	31,390	–	–
Forfeited	–	–	–	3,072	–
Number of rights on 31 Dec. 2006	42,892	28,081	90,669	184,458	173,682
Exercisable at year-end	42,892	28,081	90,669	–	–

Each stock appreciation right entitles the holder to draw in cash the difference between the Munich Re share price at the time when the right is exercised and the initial share price. The stock appreciation rights may only be exercised after a two-year vesting period and then only if the share price is at least 20% higher than the initial price. In addition, Munich Re shares must have outperformed the DAX 30 (Plan 1999) or the EURO STOXX 50 (from Plan 2000 onwards) twice at the end of a three-month period during the term of the plan. The gross amount that may be obtained from the exercising of the stock appreciation rights is limited to an increase of 150% of the initial share price.

When the stock appreciation rights are exercised, the cash payment is made (in the respective national currency) by the company that granted the rights. Stock appreciation rights not exercised on the last trading day of the plan term are exercised on the participant's behalf insofar as the prerequisites for this are met. If the prerequisites are not met, the stock appreciation rights are forfeited. If another company acquires control of Munich Re or the company's group of shareholders changes significantly due to a merger or comparable transaction or intended business combination ("change of control"), all plan participants from the Munich Re Group may exercise their stock appreciation rights within 60 days after the change of control becomes effective, even if the prerequisites for exercising the rights are not yet met at that juncture.

(43) Remuneration report

The total remuneration of Munich Reinsurance Company's Board of Management amounted to €25.6m (21.2m) and that of the Supervisory Board to €1.9m (1.9m). All other disclosures on the remuneration of and loans to Board members, share trading and shares held by the members of the Board of Management and the Supervisory Board, and the structure of the Board of Management's remuneration system can be found in the remuneration report on page 114 f.

(44) Employee share-ownership programmes

In 2006, Munich Reinsurance Company staff were given the opportunity to acquire up to five employee shares at preferential conditions. The purchase price per share was €91.90, resulting in a benefit of €27.00 per share based on the share price applicable at the time the programme was granted. Altogether, 2,493 staff took advantage of the offer and acquired 12,355 shares; personnel expenses totalled T€334. In addition, staff of MEAG MUNICH ERGO AssetManagement GmbH or one of its subsidiaries had the opportunity to acquire up to five employee shares at preferential conditions. The purchase price per share was €82.84, resulting in a benefit of €27.00 per share based on the share price applicable at the time the programme was granted. Altogether, 469 staff took advantage of the offer and acquired 2,293 shares; personnel expenses totalled T€67. Both programmes were carried out using own shares acquired in the financial year 2006 and, to a small extent, residual holdings of own shares acquired prior to the financial year. Differences between the cost of own shares and the personnel expenses have been recognised in retained earnings.

(45) Number of staff

The number of staff employed by the Group at year-end totalled 25,524 (27,063) in Germany and 11,686 (10,890) in other countries.

	31.12.2006	Prev. year
Reinsurance companies	6,928	6,798
Primary insurance companies	29,509	30,465
Asset management	773	690
Total	**37,210**	**37,953**

The change shown for the primary insurance companies mainly results from the sale of the ADA HAS Group and the acquisition of the Turkish insurance group İsviçre.

(46) Auditor's fees

For services rendered to the parent and consolidated subsidiaries by the Group auditor (KPMG Bayerische Treuhandgesellschaft AG Wirtschaftsprüfungsgesellschaft, Munich, and its affiliated companies within the meaning of Section 271 para. 2 of the German Commercial Code), the following fees have been recognised as an expense in the financial year:

All figures in €'000	2006	Prev. year
Audits of financial statements	5,775	5,659
Other assurance and appraisal services	1,271	634
Tax consultancy services	843	789
Other services	2,620	2,340
Total	**10,509**	**9,422**

KPMG has supported Munich Re in connection with the Gloria project, primarily with assurance and appraisal services, e.g. in relation to data migration and the examination of control concepts. The expenses for this work are shown under "other services".

(47) Contingent liabilities, other financial commitments

The Munich Re Group enters into contingent liabilities in connection with its normal business operations. Commitments under rental, work and service contracts amount to €189m (147m). Investment obligations total €376m (214m). These figures represent undiscounted nominal amounts. Beyond this, there are other financial commitments of €48m (4m) and obligations from guarantees totalling €279m (227m). In connection with a sale of shares, a liability towards the purchaser totalling a maximum of £2m has been assumed. There are contingent liabilities of €91m (100m) from a lease transaction with property.

Following amendments to the German Insurance Control Act (VAG) at the end of 2004, all German life and health insurers of our Group are obliged to be members of a protection fund. For life insurers, the protection fund can levy special contributions of up to one per mille of total net technical provisions, in addition to a regular contribution of 0.2 per mille of total net technical provisions. For the health insurers, there is no pre-financing, but the fund may levy special contributions of up to two per mille of net technical provisions to fulfil its functions. This could give rise to a potential payment obligation of €127m (92m) at Group level. The functions and powers of the statutory protection fund for life insurance were transferred by the Federal Ministry of Finance to Protektor Lebensversicherungs-AG in a statutory order of 11 May 2006, and those of the statutory protection fund for health insurance were entrusted to Medicator AG in another statutory order of the same date.

All information on risks arising from legal disputes can be found in the risk report.

There are no other financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

(48) Leasing

The Munich Re Group as lessee

At the balance sheet date, future minimum lease payments under non-cancellable operating leases totalled €398m (456m).

Due dates

All figures in €m	31.12.2006	Prev. year
Not later than one year	95	97
Later than one year and not later than five years	201	230
Later than five years	102	129
Total	398	456

Payments from operating leases concern in particular rents for offices and business premises of the Group. At €3m (3m), the amount of minimum lease payments under finance leases at the balance sheet date was insignificant.

The Munich Re Group as lessor

Operating leases mainly involve leased property. The total of future minimum lease payments under non-cancellable leases at the balance sheet date was €941m (1,064m).

Due dates

All figures in €m	31.12.2006	Prev. year
Not later than one year	186	197
Later than one year and not later than five years	448	514
Later than five years	307	353
Total	941	1,064

There were no minimum lease payments under finance leases at the balance sheet.

(49) Events after the balance sheet date

On 18/19 January 2007, Winter Storm Kyrill crossed central Europe with wind speeds of well over 100 km/h on a widespread scale. The countries hardest hit by the storm were Germany and the UK, but it also affected the Benelux countries, Austria, Poland, the Czech Republic, and to a lesser degree Switzerland. The Munich Re Group expects its claims costs in primary insurance and reinsurance to be significantly lower than the €600m before tax anticipated on the basis of an initial estimate.

Of the owner-occupied and investment property recognised in the consolidated balance sheet as "held for sale", ownership of items with a carrying amount of €215m had been transferred by the end of February 2007, realising a gain on disposal of €294m; cf. Note (16) "Non-current assets and disposal groups held for sale".

The share buy-back launched in November 2006 was concluded at the end of February 2007. A total of just over eight million shares were acquired at an average price of €124.36, which will be retired prior to the Annual General Meeting.

(50) Earnings per share

		2006	Prev. year*
Consolidated result attributable to Munich Re equity holders	€m	3,440	2,679
Number of shares at 1 Jan. financial year		228,007,663	228,519,407
Addition of own shares		2,391,490	511,744
Weighted average number of shares		227,568,187	228,201,627
Earnings per share	€	15.12	11.74

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Diluting effects to be disclosed for the calculation of earnings per share were not present either in the financial year or in the previous reporting period. Earnings per share can be potentially diluted in future through the issue of shares or subscription rights from amounts authorised for increasing the share capital and from contingent capital.

The retrospective first-time application of IAS 19 (rev. 2004) increased the earnings per share both in the financial year and in the previous year by €0.04 per share.

(51) Proposal for appropriation of profit

Munich Reinsurance Company's net retained profits for 2006 according to its financial statements prepared on the basis of the German Commercial Code amount to €1,033m (712m). The Board of Management will propose to shareholders at the Annual General Meeting that this profit be used for payment of a dividend of €4.50 (3.10) on each share entitled to dividend and that any residual amount be carried forward to new account.

Munich, 6 March 2007

The Board of Management



Affiliated companies, participating interests and other shareholdings*

Company	% share of capital	Equity €'000**	Result for the year €'000**
Reinsurance, consolidated subsidiaries			
Munich Re America Corporation, Wilmington, Delaware	100.00%	2,801,167	-1,241,297
Great Lakes Reinsurance (UK) PLC, London	100.00%	321,502	43,961
Münchener Rück Italia S. p. A., Milan	100.00%	202,992	13,493
Munich American Reassurance Company, Atlanta, Georgia	100.00%	1,034,186	29,432
Munich Holdings of Australasia Pty. Ltd., Sydney	100.00%	42,597	42,647
Munich Reinsurance Company of Australasia Ltd, Sydney	100.00%	78,000	6,201
Munich Reinsurance Company Life Reinsurance Eastern Europe / Central Asia, Moscow	100.00%	9	0
Munich Reinsurance Company of Africa Ltd, Johannesburg	100.00%	127,709	26,761
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100.00%	1,668	4,644
Munich Reinsurance Company of Canada, Toronto	100.00%	204,426	50,777
New Reinsurance Company, Geneva	100.00%	488,397	69,021
Temple Insurance Company, Toronto	100.00%	99,595	24,058
Reinsurance, associates			
Prévoyance Ré, S.A., Paris	34.00%	26,448	911
Primary insurance, consolidated subsidiaries			
ERGO Versicherungsgruppe AG, Düsseldorf	94.69%	2,446,307	468,327
Victoria General Insurance Company S. A., Athens	94.69%	20,437	1,369
Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf***)	94.69%	60,043	9,250
Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf***)	94.69%	739,403	162
Victoria Life Insurance Company S. A., Thessaloniki	94.69%	5,886	5
Victoria Pensionskasse AG, Düsseldorf***)	94.69%	55,267	-3,884
Victoria Versicherung Aktiengesellschaft, Düsseldorf***)	94.69%	529,530	0
Victoria-Seguros de Vida, S. A., Lisbon	94.69%	22,048	2,213
Victoria-Seguros S. A., Lisbon	94.69%	17,470	4,134
VICTORIA-VOLKSBANKEN Poist'ovna, a.s., Bratislava	64.89%	7,294	158
VICTORIA-VOLKSBANKEN pojist'ovna, a.s., Prague	64.79%	11,016	752
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Vienna	70.66%	43,531	3,751
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	94.69%	24,960	2,490
Vorsorge Luxemburg Lebensversicherung S. A., Munsbach	94.69%	8,674	1,987
Hamburg-Mannheimer N.V./S. A., Brussels	94.69%	25,678	-9,631
Hamburg-Mannheimer Pensionskasse AG, Hamburg	94.69%	62,253	-3,242
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg***)	94.69%	13,325	85
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg***)	94.69%	262,951	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg***)	94.69%	404,708	0
DKV BELGIUM S. A., Brussels	94.69%	35,373	5,843
DKV Deutsche Krankenversicherung Aktiengesellschaft, Cologne***)	94.69%	466,682	1,106
DKV Luxembourg S. A., Luxembourg	71.01%	15,856	1,793
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	94.69%	66,057	9,649
Unión Médica la Fuencisla, S. A., Compañia de Seguros, Saragossa	94.69%	6,594	341
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Munich***)	94.69%	221,591	1,287
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, Munich***)	94.69%	44,299	0
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	48.29%	34,917	14,984

Company	% share of capital	Equity €'000**	Result for the year €'000**
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Vienna	94.67%	33,750	4,537
D.A.S. Société anonyme belge d'assurances de Protection Juridique, Brussels	94.67%	5,532	1,396
DAS Legal Expenses Insurance Company Limited, Bristol	94.69%	60,346	1,210
KarstadtQuelle Krankenversicherung AG, Fürth	52.08%	28,658	2,868
KarstadtQuelle Lebensversicherung AG, Fürth	52.08%	41,345	17,000
KarstadtQuelle Versicherung AG, Fürth	52.08%	31,886	6,463
Neckermann Lebensversicherung AG, Fürth	39.06%	9,696	400
ERGO Assicurazioni S. p. A., Milan	94.69%	58,323	4,317
ERGO Generales Seguros y Reaseguros, S. A., Madrid	94.69%	13,468	3,039
ERGO International Aktiengesellschaft, Düsseldorf	94.69%	938,142	14,294
ERGO Italia S. p. A., Milan	94.69%	268,652	19,887
ERGO Kindlustuse AS, Tallinn	94.68%	29,562	11,788
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	93.38%	5,983	479
ERGO Lietuva draudimo UADB, Vilnius	94.69%	10,567	–571
ERGO Previdenza S. p. A., Milan	66.62%	283,724	25,730
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	94.69%	16,479	1,408
ERGO İsviçre Hayat Sigorta A.Ş., Istanbul	71.01%	7,982	–860
ERGO İsviçre Sigorta A. Ş., Istanbul	71.01%	50,303	6,659
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	94.69%	14,046	3,133
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	94.69%	186,529	18,077
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, Munich	100.00%	81,349	–5,017
Europaeiske Rejseforsikring A/S, Copenhagen	100.00%	51,122	3,564
Europeiska Försäkringsaktiebolaget, Stockholm	100.00%	2,886	0
Compagnie Européene d'Assurance, Neuilly sur Seine	100.00%	5,161	204
Mercur Assistance Aktiengesellschaft Holding, Munich	100.00%	–5,660	–54
American Alternative Insurance Corporation, Wilmington, Delaware	100.00%	113,047	7,875
The Princeton Excess and Surplus Lines Insurance Company, Wilmington, Delaware	100.00%	36,748	4,171
Primary insurance, associates			
Bloemers Holding B.V., Rotterdam	22.73%	31,491	9,211
D.A.S. Difesa Automobilistica Sinistri, S. p. A. di Assicurazione, Verona	47.34%	9,593	2,192
Global Aerospace Underwriting Managers Ltd., London	24.90%	37,778	15,800
Middlesea Insurance p. l. c, Floriana	19.90%	38,227	8,947
PICC Health Insurance Company Limited, Beijing	17.99%	90,551	–6,796
Saudi National Insurance Company E.C., Manama	22.50%	15,578	4,834
Storebrand Helseforsikring AS, Oslo	47.34%	5,623	2
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Vienna	42.61%	70,405	18,549
VEREINSBANK VICTORIA Bauspar Aktiengesellschaft, Munich	28.41%	62,973	128
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Vienna	39.27%	10,480	1,698
Financial services and asset management, consolidated subsidiaries			
MEAG Hong Kong Limited, Hong Kong	100.00%	1,627	661
MEAG MUNICH ERGO AssetManagement GmbH, Munich	97.87%	128,994	25,247
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, Munich***)	97.87%	19,665	0
MEAG New York Corporation, Wilmington, Delaware	100.00%	1,597	3,668

Company	% share of capital	Equity €'000**	Result for the year €'000**
Other participating interests in insurance companies			
Admiral Group plc, Cardiff	14.35%	269,257	124,261
Credit Guarantee Insurance Corporation, Johannesburg	7.10%	44,700	28,801
Helvetia Holding, St. Gall	8.16%	485,385	47,167
Jordan Insurance Co. p. l. c., Amman	10.00%	46,181	21,454
Mecklenburgische Lebensversicherungs-AG, Hanover***)	12.50%	16,500	1,600
Nürnberger Beteiligungs AG, Nuremberg	19.84%	397,434	14,228
Other shareholdings in quoted companies			
BHS tabletop AG, Selb	28.91%	29,380	2,942
Forst Ebnath AG, Ebnath	96.73%	2,962	666
MEDICLIN Aktiengesellschaft, Frankfurt am Main	26.92%	136,538	3,190
Österreichische Volksbanken-AG, Vienna	9.47%	1,092,260	49,275

*Some of these selected participating interests are held indirectly. They are calculated proportionally in each case.
**The amounts are taken from the individual companies' financial statements.
They have been translated using the exchange rates applicable on 31 December 2006.
***Result for the year after profit transfer.

Auditor's report

The following is a translation of the auditor's opinion in respect of the original German consolidated financial statements and Group management report:

We have audited the consolidated financial statements prepared by the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the business year from 1 January to 31 December 2006. The preparation of the consolidated financial statements and the Group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (HGB), are the responsibility of the Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Section 317 of the German Commercial Code and German generally accepted standards for the audit of financial statements promulgated by the German Institute of Certified Accountants (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code, and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, 12 March 2007

KPMG Bayerische Treuhandgesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Klaus Becker	Herbert Loy
Wirtschaftsprüfer	Wirtschaftsprüfer
(Certified public accountant)	(Certified public accountant)

Accumulation
The situation where a number of risks insured or reinsured with the same company may be affected simultaneously by a loss event.

Actuary
Qualified expert who analyses problems from the area of insurance, home loans, investments and pensions using methods of probability theory and financial mathematics, and develops solutions with due regard to legal and economic parameters.

Affiliated company
In the consolidated financial statements of Munich Reinsurance Company (the parent) all companies are deemed affiliated companies in which Munich Reinsurance Company holds the majority of the voting rights either directly or indirectly.

Alternative risk financing
Utilising the capacity of the capital markets to cover insurance risks. An example is the securitisation of natural catastrophe risks that can no longer be borne in full by the insurance and reinsurance industry.

Amortised cost
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method or any differences between the initial amount and the maturity amount, and minus any write-down for impairment or uncollectibility.

Asset-liability management
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, it is the ongoing process of formulating, implementing, monitoring, and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Asset management
Management of an investment portfolio on the basis of risk and return considerations. It covers both the preparation and implementation of investment decisions regarding assets and the management of → special funds.

Assistance
Range of services going beyond the traditional scope of insurance and cost reimbursement. The idea of assistance services is to help claimants quickly and unbureaucratically in the event of a loss occurrence, taking care of the necessary arrangements to remedy the situation.

Associate
Companies on whose financial and operating decisions a significant (but not a controlling) influence can be exercised, regardless of whether this influence is actually exercised or not. A significant influence is presumed if the proportion of voting rights lies between 20% and 50%. Investments in associates are valued according to the → equity method.

Balanced scorecard
Strategy-implementation tool in which strategic objectives and initiatives (financial and non-financial) are set out in a table and linked with one another. Short-term milestones help in monitoring the achievement of objectives.

Bornhuetter-Ferguson method
Standard actuarial method used to estimate the reserves needed for future claims expenditure resulting from losses that have already occurred but are not yet sufficiently specific. With this method, the overall loss expected is determined on the basis of historical data on the run-off of losses in the portfolio and an independent assessment by the insurer. These parameters are given different weightings, depending on the information available on the status of the losses.

Capital Asset Pricing Model (CAPM)
Capital market model based on the portfolio theory, used to evaluate securities. The CAPM expands the portfolio theory to include the question of which part of a security's overall risk cannot be eliminated by means of risk diversification and explains how investment opportunities entailing risk are assessed in the capital markets. Accordingly, in efficient markets where prices already incorporate all the information, a greater return can only be achieved by assuming more risk.

Captive
An insurance company established as a subsidiary of one or more industrial/trading companies or groups mainly for the purpose of insuring the risks of these companies and their affiliates.

Cash flow statement
Statement disclosing the origin and utilisation of cash during the financial year. It shows the change in liquid funds separately according to cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

Cash-generating unit
The smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. If the → recoverable amount of an asset cannot be determined individually in the impairment test for assets under IAS 36, the recoverable amount of a cash-generating unit to which the relevant asset belongs must be determined.

Catastrophe bond
Also referred to as "cat bonds" and "act of God bonds", catastrophe bonds are used to transfer natural catastrophe risks to the capital markets. The buyers of such bonds profit from a comparatively high coupon rate, but assume all or part of the (re)insurer's risk with regard to a natural catastrophe. If a catastrophe exceeds the predefined → parametric trigger, some or all of the capital and interest is used to pay the (re)insurer's financial loss from the natural catastrophe instead of being repaid/credited to the buyers.

Cedant
Client of a reinsurance company (see also → primary insurers).

Chain ladder method
Standard (multiplicative) actuarial method used to estimate the reserves needed for future claims expenditure on the assumption that the cumulative loss will rise by the same factor in all accident years. With this method, the overall loss expected is determined exclusively on the basis of historical data on the run-off of losses in the insurer's portfolio.

Claims equalisation provision
Provisions required by national regulations to smooth fluctuations in loss experience in future years. In IFRS accounting, they are recognised in equity.

Combined ratio
Percentage ratio of the sum of net claims expenses plus net operating expenses to net earned premiums. It corresponds to the sum of the loss ratio and the expense ratio.

Compliance guidelines
Rules for handling inside information. As a general principle, inside information may not be used for a person's own investment transactions, for transactions conducted by a bank or for recommendations to others. Therefore, as part of the compliance procedure, business transactions are checked to make sure they are not based on inside information.

Composite insurer
Insurer that writes both life and non-life business.

Consolidation
Combining the items from the individual financial statements of the companies belonging to the Group into one consolidated financial statement, in which items involving intra-Group transactions are eliminated.

Contingent liabilities
Possible obligations whose existence will be confirmed by the occurrence or non-occurrence of an uncertain future event and which are therefore not shown as liabilities in the balance sheet. They must, however, be included in the notes to the financial statements (e.g. guarantee obligations).

Corporate governance
The legal and factual framework for managing and monitoring companies. Corporate governance rules serve to provide transparency and thus strengthen confidence in responsible management and control geared to the creation of value.

Customised Portfolio Solutions (CPS)
CPS is Munich Re's centre of competence for retrospective reinsurance cover in non-life classes of business. Frequently also referred to as run-off cover, this protects the cedant against the risk of loss portfolios producing worse run-off results than expected.

Debt leverage
The percentage ratio of strategic debt to the sum of Group equity and strategic debt.

Deferred acquisition costs
Costs incurred for the acquisition or the renewal of insurance policies (e.g. commission, cost of processing applications) which are capitalised and amortised over the term of the contracts.

Deferred tax assets/liabilities
Deferred taxes derive from temporary differences between accounting on the basis of → IASs/IFRSs and national tax law. If in the consolidated financial statements asset items are valued lower, or liabilities higher, than in the tax accounts of the Group company concerned, the resulting future tax relief must be recognised as a deferred tax asset. Also included are tax assets deriving from tax loss carry-forwards. If the accounting differences between the consolidated financial statements and tax accounts will lead to future tax burdens, these must be recognised as deferred tax liabilities. Deferred tax assets are reversed if a realisation of the receivable is not probable.

Delcredere
Delcredere insurance provides suppliers of goods or services with insurance against the risk of default due to insolvency of the customer.

Deposits retained on assumed reinsurance and ceded business
Deposits retained on assumed reinsurance are receivables which reinsurers have vis-à-vis their cedants for collateral (cash deposits) that has been retained by the cedants as a security to cover future reinsurance claims. The cedants show the retained funds as deposits withheld on ceded business.

Derivative financial instrument
Financial instrument whose increase or fall in value is based on and determined by the change in the amount of an underlying value (a particular interest rate, security price, exchange rate, price index, etc.). The main derivatives are → futures, → forwards, → swaps and → options.

Directors' and officers' liability insurance
Insurance for the personal liability of the directors and officers of companies, i.e. for board members, general managers and internationally comparable executives.

Disposal group
A group of assets that are jointly sold or otherwise disposed of in a single transaction, along with any directly associated liabilities transferred as part of the transaction.

Diversification
Business policy tool geared to spreading a company's activities over different areas so as to avoid particular dependencies. A diversification strategy may have different focal points: the breadth of product range with a view to acquiring new clients, the geographical spread of business, the mixture of risks in investments, or the optimum composition of an insurance portfolio. Active risk diversification is one of the Munich Re Group's "cardinal virtues", which shapes its integrated risk management.

Duration
The average term of an interest-sensitive investment (or → portfolio) and a measure of the risk of its sensitivity to changes in interest rates.

Earnings per share
A ratio calculated by dividing the consolidated result by the average number of shares in circulation. "Diluted earnings per share" includes exercised and still to be exercised subscription rights in the consolidated result for the year and the number of shares. Such subscription rights arise from the issue of bonds with conversion rights and from warrants for the acquisition of shares.

Effective interest method
Method of determining the → amortised cost of financial instruments and the distribution of interest earnings and expenses between individual periods. IAS 39 requires that effective interest must include fees, other transaction costs and any premiums or discounts.

Embedded value
Concept used in valuing life and health insurance business. Embedded value mainly comprises the present value of earnings from business in force, calculated according to actuarial principles, plus the value of equity, including valuation reserves, and less the cost of holding capital.

Equity method
Investments in → associates have to be valued in the consolidated financial statements using the equity method. The "at equity" value corresponds to the Group's proportionate share of the shareholders' equity of the entity concerned.

Event limit
A limit restricting the maximum indemnity for a certain type of event that typically results in large numbers of individual losses, e.g. earthquake.

Exchangeable bond
Special form of corporate bond which, besides entitling holders to repayment of the face amount and regular interest, give them the option to convert the bond into shares. The conversion right is for shares in a company which is not the bond issuer.

Expense ratio
Percentage ratio of operating expenses to earned premiums.

Exposure
The measurable extent of a risk or portfolio of risks; basis for calculating premiums in reinsurance.

Factor-based risk approach
Simplified capital model based on applying a series of "factors" (or capital charges) to volumes such as premiums, reserves or asset values. The model provides only a crude proxy for the risk-based capital requirements.

Facultative reinsurance
The reinsurer assumes a share of selected individual risks. The primary insurer can offer an individual risk in reinsurance, which the reinsurer for its part can either accept or decline (cf. → obligatory reinsurance).

Fair value
The amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's-length transaction. Where there is an active market, the fair value of an asset is its current → market value. Alternatively, the fair value may be determined on the basis of recognised valuation methods.

Fast close
The sum of organisational and technical improvements in business processes that serve to accelerate publication of a company's quarterly and annual financial statements within the legal deadlines.

Financial Accounting Standards (FASs)
US accounting regulations that give detailed rulings on individual accounting questions and which must be complied with by listed companies that prepare accounts in accordance with → US GAAP.

Financial institutions
Banks and other financial services providers.

Forward
Contract to trade at a specified price on a specified future date. In contrast to → futures, forwards tend to be individually designed → derivative financial instruments.

Future
Standardised contract to trade a financial instrument on a money market, capital market, precious-metals market or currency market at a specific price and on a specific future date. Frequently, rather than actually delivering the underlying financial instrument on that date, the difference between closing market value and the exercise price is settled in cash.

Goodwill
Any excess of the purchase price of a subsidiary over the acquirer's interest in the fair value of the net assets as at the acquisition date. Goodwill is not amortised but subjected to an impairment test. A writedown is made for any impairment loss.

Gross/net
The terms gross and net mean before and after deduction of the portion attributable to business ceded in reinsurance. Instead of "net", the term "for own account" is sometimes used.

Hedging
Protecting against undesirable developments in prices by means of special financial contracts, especially → derivative financial instruments. Depending on the risk to be hedged, a distinction is made between two basic types: "fair value hedges" safeguard assets or liabilities against the risk of changes in value; "cash flow hedges" reduce the risk of fluctuations in future cash flows.

IBNR reserve
Provision for claims that are not yet known to the insurer (IBNYR = incurred but not yet reported) but also for claims whose case reserves are not sufficient (IBNER = incurred but not enough reserved).

Integrated risk management (IRM)
Holistic management of insurance risks in life and non-life business and of investment risks. IRM essentially rests on four pillars: → asset-liability management, active capital management, → accumulation control, and operational risks.

International Accounting Standards Board (IASB)
An international body of 14 accounting experts responsible for issuing → IASs/IFRSs. The IASB's objective is to achieve uniformity in the accounting principles that are used by businesses and other organisations for financial reporting around the world.

International Accounting Standards (IASs)/ International Financial Reporting Standards (IFRSs)
Standards formulated by the → IASB with the intention of achieving internationally comparable preparation and presentation of financial statements. Since 2002 the standards adopted by the IASB have been referred to as International Financial Reporting Standards (IFRSs). Until existing standards are renamed, they continue to be referred to as International Accounting Standards (IASs).

Investments for the benefit of life insurance policyholders who bear the investment risk
Investments for policyholders under → unit-linked life insurances. They also include investments under index-linked life insurance policies whose performance depends on share or currency indices. Obligations arising from this type of contract are mainly recognised under the balance sheet item "technical provisions for life insurance policies where the investment risk is borne by the policyholders".

Layer
Term used in excess-of-loss reinsurance to denote a stratum of cover. Its point of attachment and extent is defined in terms of the sum insured. Example: €5,000 in excess of €1,000 refers to the layer €1,000 to €6,000.

Life and health
One of the segments in our segment reporting, containing the classes life (re)insurance and health (re)insurance.

Loss ratio
Percentage ratio of claims expenses to earned premiums.

Marine
The insurance of ships and their cargoes.

Market value
The publicly listed market price obtainable for an asset in an active market (especially stock market price).

Medicator
Medicator AG is the German private health insurers' fund for the protection of policyholders. It guarantees that a health insurance company's contractual obligations will be fulfilled in the event that the company encounters financial difficulties.

Minority interests in equity and earnings
That part of the equity and earnings of subsidiaries that is attributable to shareholders outside the Group.

Mortality table
Table developed using methods of probability theory for estimating the expected mortality of policyholders in a portfolio of life or health insurance contracts. It shows the probability of future mortality on a differentiated basis according to age and other factors, often taking into account demographic trends. Mortality tables with provision for adverse deviation are generally used for measuring technical provisions.

Net
→ Gross/net

Net asset value
Measurement of the → fair value of companies. The starting point is the proportional equity capital of the company to be valued, plus the valuation reserves.

Net expenses for claims and benefits
These include the expenses for claims (claims payments and the change in the provision for outstanding claims), expenses for premium refunds and the change in the remaining technical provisions (provision for future policy benefits and other), in each case after deduction of the ceded share.

Net operating expenses
Commission, personnel costs and general expenses for the acquisition and ongoing administration of insurance contracts, less any commission reimbursed by reinsurers, including profit commission, plus expenses from amortisation of → PVFP.

Net premium
Amount relevant for determining the provision for future policy benefits as per FAS 120. The net premium derives from the gross premium less the premium portions used to amortise the acquisition costs.

Non-proportional reinsurance
Under this form of reinsurance, the reinsurer assumes payment of the primary insurer's loss above a defined amount. The calculation of the reinsurance premium is based on claims experience with the type of business concerned.

Obligatory reinsurance
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods (cf. → facultative reinsurance).

Offshore energy insurance
Umbrella term for the insurance of risks such as oil platforms and production facilities at sea, plus the related technical equipment.

Operating result before taxes on income
Consolidated result from ordinary activities, before finance costs and taxes on income.

Option
Derivative financial instrument where the holder is entitled – but not obliged – to buy (in the case of a call option) or sell (in the case of a put option) the underlying asset at a predetermined price within a certain period. The writer of the option is obliged to transfer or buy the asset and receives a premium for granting the option to the purchaser.

OTC derivative
Derivative financial instrument which is not standardised and is traded not on an exchange but directly between two counterparties via over-the-counter (OTC) transactions.

Other securities available for sale
Securities that will neither be held to maturity nor are assignable to the "held for trading" category. They are measured at amortised cost. Changes in value are recognised in equity without impact on profit or loss.

Other securities held for trading
Securities held for trading comprise temporarily held investments purchased with the intention of obtaining the highest possible return from short-term fluctuations in the market price. They are accounted for at their fair value at the balance sheet date. Changes in value are recognised in the income statement.

Other securities held to maturity
Debt securities that the company has the intention and ability to hold to maturity. They are valued at → amortised cost.

Parametric trigger
Predefined objective criteria that a natural catastrophe has to meet in terms of severity (moment magnitude in the case of earthquake; wind speed in the case of windstorm) for cover to attach.

Policyholders' bonus
In life and health insurance, policyholders are entitled by law and contractually to an appropriate share of the surplus earned by their insurers. The amount of this bonus is fixed anew each year. As a rule, in life insurance these bonuses increase the benefit payable on maturity of the policy or on occurrence of the insured event; in health insurance, they are paid by way of premium refunds.

Preferred lives products
Special life insurance products available to "preferred lives", i.e. applicants chosen according to criteria in addition to age, sex and tobacco use, and expected to experience lower mortality as a group than other persons of the same age. Such criteria usually comprise accident risk, sports and health. A preferred lives product provides suitable applicants with cover (e.g. for mortality) at a lower premium.

Premium
The amount that has to be paid for the insurance cover provided by an insurer. It may be paid as a regular or single premium. In the case of products that are largely of an investment nature (e.g. financing treaties and unit-linked life insurance) it only includes – under IASs/IFRSs – the amount serving to cover the risk and costs. In IASs/IFRSs financial statements there are no "premiums from the provision for premium refunds" either. Premiums written means all premium income that has become payable in the financial year. The portion of this premium income that constitutes payment for insurance cover in the financial year is referred to as earned premiums.

Primary insurer
Insurance company that assumes risks in return for an insurance premium and has a direct contractual relationship with the holder of the insurance policy (private individual, firm or organisation).

Property-casualty
One of the segments in our segment reporting, chiefly comprising the classes liability, accident, motor, marine, aviation, space, fire and engineering.

Proportional reinsurance
Form of reinsurance in which the sum insured written by the primary insurer is divided proportionally between the primary insurer and the reinsurer, and the reinsurer is allocated a corresponding share of the premiums and claims.

Protektor
Protektor Lebensversicherungs-AG is the protection facility created by German life insurers to safeguard policyholders' interests. It protects insureds against the consequences of a life insurer's insolvency. Policies are maintained and maturity benefits are preserved, as are risk protection and the policyholder bonuses already granted.

Provision for future policy benefits
Technical provision calculated using actuarial methods to cover future benefits to which policyholders are entitled, especially in life, health and personal accident insurance. It amounts to the balance of the present value of future obligations less the present value of future premiums.

Provision for outstanding claims
Provision for claims that have already been incurred at the balance sheet date but have either not yet been reported or not yet been fully settled.

Provision for premium refunds
Provisions made for obligations involving bonuses and rebates – especially in life and health insurance – which are not yet payable at the balance sheet date; the amount posted is based on supervisory or contractual regulations. They also include the policyholders' share of accumulated valuation differences between IASs/IFRSs and the German Commercial Code (provision for deferred premium refunds).

PVFP (Present value of future profits)
When insurance companies or individual insurance portfolios are acquired, the present value of the expected earnings from the business acquired is capitalised as "PVFP". This intangible asset arises in particular when life or health insurance companies are acquired.

Rating
Standardised assessment of the credit standing of debt instruments and companies by specialised independent rating agencies.

Recoverable amount
Under IFRSs, the recoverable amount of an asset is the higher of net sales price (i.e. sales price less sales costs) and the value in use (i.e. present value of the future cash flows). The recoverable amount plays a part especially in connection with impairments in the value of real estate, where an impairment loss has to be recognised if the recoverable amount is lower than the carrying amount.

Registered shares
Shares registered in the owner's name. They are entered in the company's share register with the shareholder's personal data and the number of shares held.

Reinsurer
Insurance company that assumes the insurance risks of other insurance companies without itself having any direct contractual relationship with the policyholder.

Reinsurance capacity
Amount of cover that a reinsurance company or the market as a whole can make available.

Renewals
Although obligatory reinsurance agreements contain agreed periods of notice, they are generally concluded for an unlimited duration. These treaties between insurers and reinsurers may therefore run for long periods. In such cases, the treaty conditions are usually adjusted in renewal negotiations each year, and the treaties renewed.

Retention
That part of the risk assumed which the insurer/reinsurer does not reinsure/retrocede, i.e. retains net for own account.

Retrocessionaire
Reinsurer that reinsures reinsurance business assumed by other insurance companies. Retrocession enables the reinsurer to lay off part of its risk to other insurance companies.

Return on equity (ROE)
Indicator for measuring a company's financial performance. It is calculated as a percentage ratio of the result for the period to the average equity employed.

Risk
The possibility of negative factors influencing the future economic situation of company. In insurance, it is also understood to mean the possibility of a loss being caused by an insured peril. In addition, insured objects or persons are frequently referred to as risks.

Risk capital
The amount of capital hypothetically assigned for the conducting of insurance or reinsurance business to ensure that the probability of default in respect of the portion of the business exposed to risk is kept to a minimum. The capital required for this purpose is calculated using mathematical risk and financing models.

Risk controlling
Ongoing monitoring and control of risks and measures, including methodological development and risk analysis/reporting, by a neutral, independent unit that also proposes and initiates additional measures.

Risk management
Systematic and continual identification, analysis, evaluation and control of potential risks that may jeopardise the assets, liabilities, financial position and results of a company in the medium to long term. The aim is to safeguard the existence of the company and its objectives against disruptive influences by means of suitable measures, and to increase corporate value.

Risk trading
Trading of risks on the capital markets.

Run-off triangle
Also known as "loss triangle", this is a tabular representation of claims-related data (such as payment, claims reserve, → ultimate loss) in two, time-related dimensions. One of these is the calendar year, while the other is usually the accident year (year of the loss occurrence).
Run-off triangles – as the basis for measuring claims reserves – make clear how the claims reserve changes over the course of time due to payments made and new estimates of the expected ultimate loss at the respective balance sheet date.

Scenario analysis
Type of analysis used to investigate how certain key figures (market values or carrying amounts) change in the event that predefined market developments occur. Scenario analyses usually take the form of average if-then analyses.

Securities lending
The transfer (assignment) of fixed-interest securities or shares from the portfolio of a lender to a borrower for a given period of time. The borrower undertakes to retransfer securities with the same reference number and in the same amount to the lender after expiry of the lending period. In return, the lender is paid a lending fee.

Security
Ability (and willingness) of a reinsurer to meet its financial obligations from reinsurance agreements in full and at all times. Security depends on such factors as earnings capacity, quality of investments, capitalisation and liquidity.

Segment reporting
Presentation of the items in the annual financial statements according to classes of business and regions.

Solvency
An insurance company's capitalisation.

Solvency II
Project of the European Commission to revise European insurance supervisory regulations to protect policyholders against loss. The project's main objectives are further harmonisation of the financial services sector, creation of a level playing field, risk-based determination of capital-adequacy requirements, inclusion of qualitative factors in the supervisory process, promotion of active internal risk management, and enhancement of risk transparency for supervisory authorities and the public. Solvency II follows the three-pillar approach used in Basel II: minimum capital requirements (quantitative), supervisory review process (qualitative) and market discipline (disclosure).

Special fund
Investment fund with a maximum of 30 unit-holders that are not natural persons. As the fund owners pursue specific objectives with their investments, investment policy is geared to individual requirements.

Statutory surplus
Surplus recorded in the balance sheet of US insurance companies on the basis of the statutory accounting regulations used by US state supervisory authorities.

Stress test
A special form of → scenario analysis. The aim is to make a quantitative statement on the loss potential of portfolios in the event of extreme market fluctuations.

Structured product
In the case of structured products, a → derivative financial instrument (e.g. an → option) is combined with a non-derivative instrument (e.g. a bond). Structured products are also referred to as hybrid products.

Sublimit
Specific upper limit of liability, e.g. for certain risk classes or geographical scopes of cover under a (re)insurance contract.

Subordinated bond
In the event of liquidation, dissolution or insolvency of the loan debtor or in the event of debt composition proceedings or other processes to avoid insolvency being taken against the loan debtor, the claims of holders of subordinated bonds are satisfied after the claims of all other non-subordinated creditors. In other words, payments on subordinated bonds are not made until claims of third parties against the bond debtor arising from non-subordinated liabilities have been fully satisfied.

Swap
Agreement between two counterparties to exchange payment flows over a specified period in order to profit from relative cost benefits that one party enjoys on a particular financial market. In the case of an interest-rate swap, payment obligations in the same currency but with different interest rate conditions (e.g. fixed/variable) are exchanged. In the case of currency swaps, the payment obligations exchanged are in different currencies.

Technical provisions
Uncertain liabilities directly connected with insurance business. These provisions are made to ensure that obligations under insurance contracts can always be met.

Termination rate
Basis for measuring technical provisions in life and health insurance and pension obligations. It measures the probability of a policy being terminated because of death, lapse or other circumstances, leading to the payment of policy benefits or the cessation of annuity payments.

Ultimate loss
As calculated at the end of the calendar year under consideration, the ultimate loss for an accident year indicates the estimated aggregate claims expenditure that will have to be paid to finally settle the claim(s). It comprises the claims payments already made for the accident year in question and the remaining claims reserve posted for payments in future years. Since claims reserves are based on estimates, the ultimate loss changes from one calendar year to the next. Reference may therefore also be made to the ultimate loss position or the ultimate loss estimate.

Underwriter
Member of an insurance or reinsurance company that acts on behalf of his or her employer to negotiate, accept or reject the terms of a (re)insurance contract.

Underwriting result
Balance of income and expenses apportionable to (re)insurance business.

Unearned premium
The portion of premium income in the financial year that is attributable to periods after the balance sheet date is accounted for in the technical provisions as unearned premiums.

Unit-linked life insurance
A type of life insurance with a savings component, where the benefits payable depend on the performance of the assets invested in a fund. The investment risk is borne by the policyholder.

Universal life
Contracts in life primary insurance where the amount of the premiums or benefits is not guaranteed or fixed, and the policyholder can vary the premium payments within certain limits.

US Generally Accepted Accounting Principles (US GAAP)
The principles of US accounting that are stipulated as compulsory for quoted companies in the USA. The individual accounting standards are referred to as → Financial Accounting Standards (FASs).

Value at risk
Method of quantifying risk, which measures the potential future losses that may not be exceeded within a specified period and with a specified probability.

Value-based management
Concept geared to increasing the value of a company on a long-term basis. Value is only created long term if a company regularly earns a profit that exceeds the costs of the equity capital invested.

Voting right
Every shareholder has a legal right to vote at the Annual General Meeting. The number of votes that a shareholder has depends on the number of shares with voting rights held. Shareholders can arrange for their voting rights to be exercised by a third party, e.g. a bank or a shareholders' association (proxy).

Index of key terms

Important addresses

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Reinsurance

UK
Great Lakes Reinsurance (UK) PLC
Upper Ground Floor
1, Minster Court
Mincing Lane, London EC3R 7YH
Tel.: +44 20 7929 2893
Fax: +44 20 7623 5220
E-mail: correspondence@greatlakes.co.uk

Italy
Münchener Rück Italia S. p. A.
Corso Venezia, 48
20121 Milano
Tel.: +39 02 764 161
Fax: +39 02 76 41 69 00
E-mail: mritalia@munichre.com
www.munichre.it

Switzerland
Neue Rückversicherungs-Gesellschaft
Rue de l'Athénée 6–8
Postfach 35 04
1211 Genève 3
Tel.: +41 22 31 98 500
Fax: +41 22 31 05 332
E-mail: geneva@newre.com
www.newre.com

Canada
Munich Reinsurance Company of Canada (MROC)
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 366 9206
Fax: +1 416 366 4330
E-mail: toronto@mroc.com
www.mroc.com

Temple Insurance Company
Munich Re Centre
390 Bay Street, 22nd Floor
Toronto, Ont., M5H 2Y2
Tel.: +1 416 364 2851
Fax: +1 416 361 1163
www.mroc.com/temple

USA
Munich Reinsurance America Inc.
555 College Road East
Princeton, NJ 08543-5241
Tel.: +1 609 243 4200
Fax: +1 609 243 8181
E-mail: info@munichreamerica.com
www.munichreamerica.com

Munich American Reassurance Company
56 Perimeter Center East, N. E.
Atlanta, GA 30346-2290
Tel.: +1 770 350 3200
Fax: +1 770 350 3300
www.marclife.com

Australia
Munich Holdings of Australasia
PTY Limited (MHA)
Munich Re House
143 Macquarie Street
Sydney NSW 2000 Australia
P.O. Box H35 Australia Square
Sydney NSW 1215 Australia
Tel.: +6 12 9272 8000
Fax: +6 12 9251 2516
E-mail: MRA@munichre.com

South Africa
Munich Reinsurance Company of Africa Limited (MRoA)
Munich Re Centre
47 Empire Road, Parktown
Johannesburg 2193, P.O. Box 6636
Johannesburg 2000
Tel.: +27 11 242 2000
Fax: +27 11 242 2200
E-mail: mroa@munichre.com

You can find further addresses on our website at
www.munichre.com.

Primary insurance

ERGO Versicherungsgruppe AG
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/49 37-0
Fax: 02 11/49 37-15 00
E-mail: info@ergo.de
www.ergo.de

Victoria Lebensversicherung AG
Victoria Versicherung AG
Victoria Pensionskasse AG
Victoriaplatz 1 und 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-22 22
E-mail: info@victoria.de
www.victoria.de

Victoria Krankenversicherung AG
Victoriaplatz 2
40198 Düsseldorf
Tel.: 02 11/4 77-0
Fax: 02 11/4 77-42 99
E-mail: info@victoria.de
www.victoria.de

Hamburg-Mannheimer Versicherungs-AG
Hamburg-Mannheimer Sachversicherungs-AG
Hamburg-Mannheimer Rechtsschutzversicherungs-AG
Hamburg-Mannheimer Pensionskasse AG
Überseering 45
22297 Hamburg
Tel.: 0 40/63 76-0
Fax: 0 40/63 76-33 02
E-mail: PSC@hamburg-mannheimer.de
www.hamburg-mannheimer.de

DKV
Deutsche Krankenversicherung AG
Aachener Strasse 300
50933 Köln
Tel.: 0 18 01/35 81 00
Fax: 01 80/5 78 60 00
E-mail: service@dkv.com
www.dkv.com

D.A.S. Deutscher Automobil Schutz
Allgemeine Rechtsschutzversicherungs-AG
D.A.S. Deutscher Automobil Schutz
Versicherungs-AG
Thomas-Dehler-Str. 2
81728 München
Tel.: 0 18 05/17 01 70
Fax: 0 89/62 75-16 50
E-mail: info@das.de
www.das.de

KarstadtQuelle Lebensversicherung AG
KarstadtQuelle Versicherung AG
KarstadtQuelle Krankenversicherung AG
Nürnberger Strasse 91–95
90758 Fürth
Tel.: 09 11/1 48-16 66
Fax: 09 11/1 48-16 67
E-mail: presseservice@kqv.de
www.kqv.de

Neckermann Lebensversicherung AG
Neckermann Versicherung AG
Karl-Martell-Strasse 60
90344 Nürnberg
Tel.: 09 11/3 22-16 66
Fax: 09 11/3 22-16 67
E-mail: presseservice@neckermann-versicherungen.de
www.neckermann-versicherungen.de

KarstadtQuelle Financial Services GmbH
Wahlerstrasse 2
40472 Düsseldorf
Tel.: 02 11/4 77 88-10
Fax: 02 11/4 77 88-01
E-mail: info@kqfs.de
www.kqfs.de

ERGO People & Pensions GmbH
Immermannstrasse 23
40198 Düsseldorf
Tel.: 02 11/49 37-76 00
Fax: 02 11/49 37-76 29
E-mail: info@ergo-people-and-pensions.de
www.ergo-people-and-pensions.de

Further addresses may be obtained from the 2006 annual report of ERGO Versicherungsgruppe AG.

Europäische Reiseversicherung AG
Vogelweidestrasse 5
81677 München
Tel.: 0 89/41 66-17 17
Fax: 0 89/41 66-07 17
E-mail: info@erv.de
www.erv.de

Mercur Assistance AG Holding
Vogelweidestrasse 3
81677 München
Tel.: 0 89/4 18 64-0
Fax: 0 89/4 18 64-130
www.mercur.de

Asset management

MEAG MUNICH ERGO AssetManagement GmbH
Oskar-von-Miller-Ring 18
80333 München
Tel.: 0 89/24 89-0
Fax: 0 89/24 89-25 55
E-mail: info@meag.com
www.meag.com

Important dates 2007/2008

26 April 2007	Annual General Meeting
27 April 2007	Dividend payment
4 May 2007	Interim report as at 31 March 2007
6 August 2007	Interim report as at 30 June 2007
6 August 2007	Half-year press conference
6 August 2007	Publication of sustainability report
5 November 2007	Interim report as at 30 September 2007
12 March 2008	Balance sheet press conference for 2007 financial statements
8 May 2008	Interim report as at 31 March 2008
7 August 2008	Interim report as at 30 June 2008
6 November 2008	Interim report as at 30 September 2008

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
http://www.munichre.com

Responsible for content
Group Accounting
Corporate Communications

Editorial deadline: 6 March 2007

Concept and design
häfelinger + wagner design,
Munich

Picture credits
Jörg Koopmann, Munich, cover, pp. 4–25, back cover
Claudia Kempf, Wuppertal, pp. 29, 33
Karsten de Riese, Bairawies, p. 34

Printed by
Druckerei Fritz Kriechbaumer,
Wettersteinstr. 12
82024 Taufkirchen
Germany

The official German original of this report is also available from the Company. In addition, you can find our annual reports and interim reports, along with further information about Munich Re, on the internet at http://www.munichre.com.

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from the Deutsche Telekom network)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Quarterly figures

		31.12.2006	30.9.2006	30.6.2006	31.3.2006
Balance sheet					
Investments	€m	**176,872**	178,167	172,472	176,795
Equity	€m	**26,429**	25,651	23,356	25,059
Net technical provisions	€m	**153,778**	155,287	152,551	153,647
Balance sheet total	€m	**215,874**	217,684	212,402	216,614
Shares					
Share price	€	**130.42**	124.71	106.81	117.00
Munich Re's market capitalisation	€bn	**29.9**	28.6	24.5	26.9
Other					
Combined ratio property-casualty reinsurance	%	**92.6**	91.2	91.6	91.6
Number of staff		**37,210**	36,788	36,746	36,683

€m	Total	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Gross premiums written	**37,436**	9,356	9,017	9,027	10,036
1. Earned premiums					
– Gross	**37,613**	9,760	9,250	9,280	9,323
– Ceded	**1,899**	547	438	469	445
– Net	**35,714**	9,213	8,812	8,811	8,878
2. Investment result					
– Investment income	**12,382**	2,792	2,887	3,674	3,029
– Investment expenses	**3,506**	909	651	1,027	919
– Total	**8,876**	1,883	2,236	2,647	2,110
3. Other income	**1,784**	531	337	485	431
Total income (1–3)	**46,374**	11,627	11,385	11,943	11,419
4. Expenses for claims and benefits					
– Gross	**30,798**	7,760	7,714	7,609	7,715
– Ceded	**1,131**	276	276	246	333
– Net	**29,667**	7,484	7,438	7,363	7,382
5. Operating expenses					
– Gross	**9,333**	2,611	2,261	2,240	2,221
– Ceded	**499**	172	84	115	128
– Net	**8,834**	2,439	2,177	2,125	2,093
6. Other expenses	**2,375**	844	454	604	473
Total expenses (4–6)	**40,876**	10,767	10,069	10,092	9,948
7. Result before impairment losses of goodwill	**5,498**	860	1,316	1,851	1,471
8. Impairment losses of goodwill	**4**	4	–	–	–
9. Operating result	**5,494**	856	1,316	1,851	1,471
10. Finance costs	**310**	72	74	78	86
11. Taxes on income	**1,648**	109	510	623	406
12. Consolidated result	**3,536**	675	732	1,150	979
Thereof:					
– Attributable to Munich Re equity holders	**3,440**	641	715	1,125	959
– Attributable to minority interests	**96**	34	17	25	20

		Total	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Earnings per share	€	**15.12**	2.82	3.15	4.94	4.20

Multi-year overview

		31.12.2006	31.12.2005	31.12.2004	31.12.2003	31.12.2002
Balance sheet						
Investments	€m	**176,872**	177,171	178,132	171,881	156,278
Equity	€m	**26,429**	24,397*	20,492*	19,298	13,948
Net technical provisions	€m	**153,778**	154,048*	154,327	147,476	142,966
Balance sheet total	€m	**215,874**	218,737*	214,791	209,384	196,441
Shares						
Dividend per share	€	**4.50**	3.10	2.00	1.25	1.25
Amount distributed	€m	**988**	707	457	286	223
Share price	€	**130.42**	114.38	90.45	96.12	114.00
Munich Re's market capitalisation	€bn	**29.9**	26.3	20.8	22.1	20.4
Other						
Combined ratio non-life reinsurance	%	**92.6**	111.7	98.9	96.5	123.7
Number of staff		**37,210**	37,953	40,962	41,431	41,396

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

€m	2006	2005*	2004	2003	2002
Gross premiums written	**37,436**	38,199	38,071	40,431	40,014
Net earned premiums	**35,714**	36,210	36,534	37,617	36,306
Investment result	**8,876**	10,818	8,041	7,131	4,935
Other income	**1,784**	1,465	1,116	1,211	1,351
Total income	**46,374**	**48,493**	**45,691**	**45,959**	**42,592**
Net expenses for claims and benefits	**29,667**	33,352	31,636	32,487	31,265
Net operating expenses	**8,834**	9,165	8,847	8,997	8,933
Other expenses	**2,375**	1,826	1,839	2,504	2,414
Total expenses	**40,876**	44,343	42,322	43,988	42,612
Result before amortisation and impairment losses of goodwill	**5,498**	**4,150**	**3,369**	**1,971**	**–20**
Amortisation and impairment losses of goodwill	**4**	7	344	687	371
Operating result	**5,494**	**4,143**	**3,025**	**1,284**	**–391**
Finance costs	**310**	378	426	–**	–**
Taxes on income	**1,648**	1,014	712	1,752	–605
Consolidated result	**3,536**	2,751	1,887	–468	214
Thereof:					
– Attributable to Munich Re equity holders	**3,440**	2,679	1,833	–434	288
– Attributable to minority interests	**96**	72	54	–34	–74

* Adjusted owing to first-time application of IAS 19 (rev. 2004).
** Finance costs shown under "other expenses".

€	2006	2005	2004	2003	2002
Earnings per share	**15.12**	11.74*	8.01	–2.25	1.54**

*Adjusted owing to first-time application of IAS 19 (rev. 2004).
** Taking into account the capital increase in November 2003.



Münchener Rückversicherungs-Gesellschaft
Central Division: Corporate Communications
Königinstrasse 107
80802 München
Germany

Order number 302-05252

Annual General Meeting 2007

Münchener Rück
Munich Re Group



Contents



Not only hard work and determination, but also flexibility and creative problem-solving – that is how Nikolaus von Bomhard defines perseverance in his discussion with Kent Nagano, General Music Director of the Munich Opera, in this year's Munich Re Group Annual Report. You can read the dialogue, along with four examples illustrating how Munich Re "dares to persevere", at www.munichre.com.

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München, Munich

We hereby invite our shareholders
to the 120th Annual General Meeting,
to be held at the ICM – International Congress Center Munich,
Am Messesee 6, 81829 München, Messegelände,
at **10 a.m. on Thursday, 26 April 2007**.

Agenda

1 a) Submission of the report of the Supervisory Board and the corporate governance report including the remuneration report for the financial year 2006

b) Submission of the adopted Company financial statements and management report for the financial year 2006, the approved consolidated financial statements and management report for the Group for the financial year 2006

These documents are available on the internet at www.munichre.com/agm as components of the annual reports of Munich Reinsurance Company and the Munich Re Group. They will be sent to shareholders on request.

2 Resolution on the appropriation of the net retained profits from the financial year 2006

The Supervisory Board and the Board of Management propose that the net retained profits of €1,033,111,048.50 be utilised as follows:

Payment of a dividend of €4.50 on each share entitled to dividend	€988,404,498.00
Carried forward to new account	€44,706,550.50
Net retained profits	€1,033,111,048.50

The proposal for the appropriation of the profit takes into account own shares held directly or indirectly by the Company as well as own shares acquired by the Company and earmarked for retirement, which as per Section 71 b of the German Stock Companies Act are not entitled to dividend. Up to the Annual General Meeting, the number of shares entitled to dividend may decrease or increase through the further acquisition or sale of own shares. In this case, an appropriately modified proposal for the appropriation of the profit, with an unchanged dividend of €4.50 per share entitled to dividend, will be made to the Annual General Meeting.

3 Resolution to approve the actions of the Board of Management

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Board of Management in financial year 2006 be given for that period.

4 Resolution to approve the actions of the Supervisory Board

The Supervisory Board and the Board of Management propose that approval for the actions of the members of the Board of Management in financial year 2006 be given for that period.

5 Authorisation to buy back and use own shares

Unless expressly permitted by law, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (hereinafter referred to as Munich Reinsurance Company or the Company) requires the authorisation of the Annual General Meeting to buy back own shares. As the authorisation granted on 19 April 2006 expires in October 2007, it will be proposed to the Annual General Meeting that the Company be again authorised to buy back own shares.

The Supervisory Board and the Board of Management propose that the following resolutions be adopted:

a) The Company shall be authorised to buy back its own shares up to a total amount of 10% of the share capital at the time the resolution is adopted. The authorisation may be exercised as a whole or in part amounts, on one or more occasions and for one or more purposes by the Company, but also by dependent Group companies or enterprises in which the Company has a majority shareholding, or by third parties for its or their account. The shares acquired plus other own shares in the possession of the Company or attributable to the Company in accordance with Sections 71 a ff. of the German Stock Companies Act shall at no time amount to more than 10% of the share capital. The authorisation may not be used for trading in own shares.

It shall run until 25 October 2008. The authorisation to buy back shares granted by the Annual General Meeting on 19 April 2006 shall be cancelled as from the moment this new authorisation comes into effect.

b) The shares shall be acquired at the discretion of the Board of Management aa) via the stock exchange or bb) via a public purchase offer to all shareholders or cc) via a solicitation to all shareholders to submit offers (request to sell) or dd) via a public offer to all shareholders to exchange Munich Re shares for shares in another listed company as defined in Section 3 para. 2 of the German Stock Companies Act. In cases bb), cc), and dd), the provisions of the German Securities Acquisition and Takeover Act shall be observed where applicable.

aa) If the shares are bought back via the stock exchange, the purchase price (excluding incidental expenses) may not exceed by more than 10% or undercut by more than 20% the arithmetic mean of the closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange determined for Company shares with the same securities reference number on the last three days of trading prior to the commitment to purchase.

bb) If the shares are bought back via a public purchase offer, the purchase price per share or the upper and lower limits of the price range (excluding incidental expenses) may not exceed or undercut by more than 20% the arithmetic mean of the closing price for Company shares with the same securities reference number in the closing auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the offer is published. If after a public purchase offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for determining the purchase price or the purchase price range will be the arithmetic mean of the closing price for Company shares with the same securities reference number in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the public announcement of the adjustment. The volume may be restricted. If the offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The purchase offer may provide for further conditions.

cc) If the Company publicly solicits submission of offers to sell Munich Reinsurance Company shares, the Company may in its solicitation state a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant share price fluctuations occur during the submission period. Upon acceptance, the final purchase price shall be determined from all the submitted sales offers. The purchase price (excluding incidental expenses) for each Company share may not exceed or undercut by more than 20% the average closing price of Company shares in Xetra trading (or a comparable successor system) during the last five trading days prior to the relevant date. The relevant date shall be the date on which the offers are accepted by the Company. If the number of Company shares offered for sale exceeds the total volume of shares the Company intended to acquire, acceptance shall be based on quotas. Furthermore, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder).

dd) In the case of a public offer to exchange Munich Re shares for shares in another listed company ("exchange shares") as defined in Section 3 para. 2 of the German Stock Companies Act, a certain exchange ratio may be specified or also determined by way of an auction procedure. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In each of these procedures for the exchange of shares, the exchange price or the applicable top and bottom end of the price range in the form of one or more exchange shares and calculated fractional amounts, including any cash or fractional amounts (excluding incidental expenses), may not exceed or undercut by more than 20% the relevant value of Munich Re shares.

The basis for calculating the relevant value of each Munich Re share and of each exchange share shall be the respective arithmetic mean closing price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day before the date on which the exchange offer is published. If the exchange shares are not traded in the Xetra trading system on the Frankfurt stock exchange, the basis shall be the closing prices quoted on the stock exchange having the highest average trading volume in respect of the exchange shares in the course of the preceding calendar year. If after a public exchange offer there are significant deviations in the relevant share price, the offer may be adjusted. In this case, the basis for the adjustment shall be the arithmetic mean closing price on the fifth, fourth and third trading day before the date of the public announcement of the adjustment. The volume may be restricted. If the exchange offer is oversubscribed, acceptance shall be based on quotas. For this, the Company may provide for preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder). The exchange offer may provide for further conditions.

c) The Board of Management shall be empowered to use shares acquired on the basis of the aforementioned or previously granted authorisations or in accordance with Section 71 d sentence 5 of the German Stock Companies Act for all legally admissible purposes, and in particular as follows:

aa) They may be used for launching the Company's shares on foreign stock exchanges where they are not yet listed.

bb) They may be sold directly or indirectly in return for non-cash payment, in particular as part of offers to third parties in connection with mergers or acquisitions of companies or parts of companies, shareholdings or assets connected with such investments. Selling in this connection may also include the granting of conversion or subscription rights or of warrants and the transferring of shares in conjunction with securities lending.

cc) They may be sold to third parties for cash other than via the stock exchange or via an offer to all shareholders.

dd) They may be offered for subscription to the holders of conversion rights or warrants issued by the Company or one of its dependent Group companies.

ee) They may be offered as employee shares to staff of the Company or of enterprises affiliated with the Company within the meaning of Section 15 ff. of the German Stock Companies Act.

ff) They may be retired without a further resolution of the Annual General Meeting being required. Any retirement may be limited to a portion of the bought-back shares. The Board of Management may determine that the shares can also be retired in a simplified process, without reducing the share capital, by adjusting the proportion of the Company's share capital represented by each of the remaining no-par-value shares. In this case, the Board of Management shall be authorised to adjust the number of no-par-value shares in the Articles of Association.

d) The price at which the shares are launched on other stock exchanges in accordance with item c) aa) or sold in accordance with item c) cc) may not significantly undercut the stock price determined for Company shares with the same securities number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange (excluding incidental costs) on the day the shares are launched or the binding agreement with the third party is concluded. In addition, in these cases the sum of the shares sold, together with any shares that may be issued or sold during the term of this authorisation by excluding the shareholders' subscription rights, directly or indirectly pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act, may not exceed a total of 10% of the share capital at the time the shares are issued or sold or are to be issued.

e) The authorisations in accordance with item c) above may be utilised one or more times, partially or wholly, individually or jointly; the authorisations in accordance with item c) bb), cc), dd) or ee) may also be utilised by dependent Group companies or enterprises in which the Company has a majority shareholding, or utilised for its or their account by third parties.

f) Shareholders' subscription rights in respect of these bought-back shares shall be excluded insofar as the shares are used in accordance with the authorisations in items c) aa), bb), cc), dd) or ee). Beyond this, if bought-back shares are sold via an offer to the shareholders, the Board of Management shall be entitled to exclude shareholders' subscription rights insofar as this is necessary to grant subscription rights to the bearers of Company or Group-company convertible bonds or bonds with warrants to the extent to which such bearers would be entitled as shareholders after exercising their warrants or after the conversion requirements from such bonds have been satisfied.

6 Authorisation to buy back own shares using derivatives

In addition to the acquisition channels proposed in the authorisation under item 5 of the agenda, the possibility to buy back own shares by using derivatives is also to be provided for.

The Supervisory Board and the Board of Management therefore propose that the following resolutions be adopted:

a) By virtue of the authorisation granted at the Annual General Meeting on 26 April 2007 under item 5 of the agenda, the Company may in accordance with the provisions of items b) to f) buy back own shares also by using derivatives in the form of put options, call options or a combination of both (hereinafter referred to as "options").

b) Options may be used in one of the channels outlined under aa), bb) or cc) or in a combination of these:

aa) Put or call options may be exercised via Eurex Deutschland or LIFFE (or a comparable successor system). In this case, the Company shall inform shareholders of any planned exercise of put or call options by placing a public announcement in the newspapers. Different exercise prices (excluding incidental expenses) on different due dates may be selected for the options, even if the options are being issued or acquired at the same time. The Company may only buy back the options in order to retire them.

bb) The issue of put options, the purchase of call options, or a combination of both as well as their respective fulfilment may also be conducted outside the stock exchanges listed under aa) if the shares to be delivered to the Company on exercise of the options have previously been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. The Company may only buy back the options in order to retire them.

cc) The conclusion of put or call option contracts may be publicly offered to all shareholders or option contracts may be concluded with a bank or a credit institution (hereinafter referred to as "issuing undertaking") in accordance with Section 53 para. 1 sentence 1 or Section 53 b para. 1 sentence 1 or para. 7 of the German Banking Act subject to the obligation to offer these options to all shareholders for subscription. The Company may only buy back the options in order to retire them.

c) In the case of item b) aa and bb, the exercise price of the options (excluding incidental expenses) per share may not exceed or undercut by more than 20% the price determined for Company shares with the same securities number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. If own shares are bought back using options, the acquisition price (excluding incidental expenses) payable by the Company for the shares shall correspond to the exercise price agreed on in the option. The acquisition price (excluding incidental expenses) paid by the Company for options may not lie above, nor the sale price (excluding incidental expenses) collected by the Company for options below, the theoretical market value of the respective option determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

d) In the case of item b) cc, the exercise price of the options (excluding incidental expenses) per share may not exceed or undercut by more than 20% the arithmetic mean of the closing price determined for Company shares with the same securities number in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day prior to publication of the offer. In the event that the offer to shareholders is oversubscribed, allocation shall be based on quotas. The Company may provide for a preferred offer for concluding option contracts or a preferred allocation of options for small lots of shares (options up to 100 shares per shareholder).

e) The term of options may not exceed a maximum of 18 months starting from the date this authorisation enters into effect and shall end at the latest on 25 October 2008. The Company may acquire own shares up to a maximum of 2% of the share capital using options.

f) If options are used to buy back own shares, taking due account of item b) aa or bb, shareholders shall not have a claim to conclude such option contracts with the Company, in line with the provisions of Section 186 para. 3 sentence 4 of the German Stock Companies Act. Shareholders shall also not have the right to conclude option contracts to the extent that, on conclusion of option contracts pursuant to item b) cc, the Company has provided for a preferred offer or preferred allocation for the conclusion of option contracts with regard to small lots of shares. Shareholders shall have a right to offer their Company shares only insofar as the Company is obligated to purchase shares from them pursuant to the option contracts.

g) In all other respects the requirements and uses of the authorisation granted under item 5 of the agenda shall apply.

7 Amendment to Article 2 of the Articles of Association (Pubic announcements and information)

The German Transparency Directive Implementation Act came into force on 20 January 2007, introducing numerous new regulations to the German Securities Trading Act.

The German Transparency Directive Implementation Act requires among other things that various (in some cases new) items of capital market information and corporate communications be published through media capable of distributing the information Europe-wide. For this case in particular, Article 2 of the Articles of the Association is to be amended to clarify that no additional voluntary publication is necessary in the electronic Bundesanzeiger (German Federal Gazette).

In addition, the Company has for several years been saving paper and adopting an environmentally-friendly position by sending shareholders materials for the Annual General Meeting electronically on request. As from 2008, Section 30 b of the German Securities Trading Act requires not only the approval of the respective shareholder regarding this kind of information transmission but also the approval of the Annual General Meeting. This approval allows the Company, subject to the provisions of Section 30 b para. 3 of the German Securities Trading Act, to continue sending shareholders information by e-mail provided they have expressly given their consent to the use of this transmission channel. The same applies to shareholders who fail to refuse their consent within a reasonable time and who do not revoke their thus deemed approval at a later juncture. The possibility of informing shareholders via remote data transmission, also per e-mail, also is to be incorporated in the Articles of Association.

The Supervisory Board and the Board of Management therefore propose that the following resolutions be adopted:

a) If under legal requirements it is necessary for the Company to publish announcements in an information medium other than the electronic Bundesanzeiger (German Federal Gazette), the Company may publish the announcement exclusively in this information medium.

b) The Annual General Meeting agrees that the Company may send, by way of remote data transfer, information to registered shareholders to the extent permitted by law.

c) Article 2 of the Articles of Association shall be amended as follows:

"(1) Announcements by the Company shall be published in the electronic Bundesanzeiger (Federal Gazette). If under legal requirements it is necessary for the Company to publish announcements in an information medium other than the electronic Bundesanzeiger (German Federal Gazette), this information medium shall be used instead of the electronic Bundesanzeiger (German Federal Gazette).

(2) The Company shall be entitled to submit to registered shareholders, subject to their approval, information by way of remote data transmission."

8 Amendment to Article 8 para. 1 of the Articles of Association (Chair of the Annual General Meeting)

Article 8 para. 1 of the Articles of Association stipulates that the Chairman of the Supervisory Board shall chair the Annual General Meeting. If he is unable to attend, his place will be taken by another member of the Supervisory Board to be determined by the Supervisory Board. This regulation has worked well so far. However, in future the Articles of Association are to provide for a more practicable regulation as regards who chairs the Annual General Meeting in the event that neither the Chairman of the Supervisory Board nor one of his potential deputies is available. Ultimately, it should be possible that also a person who is not a member of the Supervisory Board can be elected to chair the Annual General Meeting.

The Supervisory Board and the Board of Management therefore propose that Article 8 para. 1 of the Articles of Association be reworded as follows:

"(1) The Chair at the General Meeting shall be taken by the Chairman of the Supervisory Board. In the event that he is unable to attend or is unwilling to chair the Meeting, the Chair shall be taken by another member of the Supervisory Board duly determined by the Chairman of the Supervisory Board, or – in the absence of such an appointment – by the member elected by the members of the Supervisory Board of shareholders in accordance with Section 27 para. 3 of the German Co-Determination Act. If none of these persons are able to attend or are willing to chair the Meeting, the Chair shall be elected by those members of the Supervisory Board of shareholders present."

9 Approval of domination and profit-transfer agreement

On 6/13 March 2007 a domination and profit-transfer agreement was concluded between Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München (hereinafter referred to as Munich Reinsurance Company) and DKV International Health Holding AG. Munich Reinsurance Company has a 100% stake in DKV International Health Holding AG. The object of DKV International Health Holding AG is to acquire and administer assets – in particular, shares in corporations and partnerships, real estate, fixed-interest securities and borrower's note loans – for the purpose of asset investment. Business requiring official approval by the state within the meaning of Section 37 para. 4 item 5 of the German Stock Companies Act is not the object of DKV International Health Holding AG.

The Supervisory Board and the Board of Management propose that the domination and profit-transfer agreement of 6/13 March 2007 between Munich Reinsurance Company and DKV International Health Holding AG be approved.

The main points of the domination and profit-transfer agreements are as follows:

- DKV International Health Holding AG places the management of its company in the hands of Munich Reinsurance Company, which is authorised to issue instructions.

- DKV International Health Holding AG is obliged to transfer its total profit for the year to Munich Reinsurance Company.

- DKV International Health Holding AG may establish other revenue reserves from its net income to the extent that this is economically justified, based on reasonable and prudent business judgement.

- Munich Reinsurance Company is obliged to compensate DKV International Health Holding AG for any annual net losses in accordance with Section 302 of the German Stock Companies Act.

- The agreement is subject to the approval of the Annual General Meeting of DKV International Health Holding AG and that of Munich Reinsurance Company. The Annual General Meeting of DKV International Health Holding AG has already approved the conclusion of the domination and profit-transfer agreement.

- The domination and profit-transfer agreement shall initially be valid for five years; profit transfer shall apply retroactively for the financial year in which the agreement is entered in the commercial register at the seat of DKV International Health Holding AG. The agreement shall be extended by a further year unless duly terminated by either party with a period of notice of six months to the end of the financial year.

- Either party may cancel the agreement on important grounds. Munich Reinsurance Company in particular is entitled to cancel the agreement on important grounds if it no longer holds all the shares in DKV International Health Holding AG, or if it contributes its shares in DKV International Health Holding AG, or on the transformation, merger, split or liquidation of Munich Reinsurance Company or DKV International Health Holding AG.

As from publication of this invitation, the following documents are available for inspection by shareholders at the head office of Munich Reinsurance Company at Königinstrasse 107, 80802 München, and at the business premises of DKV International Health Holding AG, Königinstrasse 107, 80802 München:

- Domination and profit-transfer agreement of 6/13 March 2007 between Munich Reinsurance Company and DKV International Health Holding AG
- Joint report of the Board of Management of Munich Reinsurance Company and the Board of Management of DKV International Health Holding AG
- Annual financial statements and management reports of Munich Reinsurance Company for financial years 2004, 2005 and 2006
- Annual financial statements of DKV International Health Holding AG for financial years 2004, 2005 and 2006

Shareholders will be sent a copy of the above documents free of charge on request. The documents will be open to inspection during Munich Reinsurance Company's Annual General Meeting as well and can also be viewed on the internet at www.munichre.com/agm.

Report of the Board of Management on the exclusion of subscription rights proposed under items 5 and 6 of the agenda (Section 186 para. 4 sentence 2 in conjunction with Section 71 para. 1 item 8 of the German Stock Companies Act)

1) Re item 5 on the agenda

The Annual General Meetings of recent years have adopted resolutions authorising the Company to buy back and use own shares. The current authorisation expires on 18 October 2007. Therefore, the proposed resolution before you is designed to grant a new authorisation.

The Company is again to be given the opportunity, either on its own or via dependent Group companies or enterprises in which the Company has a majority shareholding or via third parties acting for its or their account, to buy back own shares up to a total amount of 10% of the Company's current share capital.

For this purpose, the Company is to be enabled to buy back shares not only via the stock exchange but also through a public offer to shareholders of the Company or through a public solicitation to shareholders to submit an offer to sell Company shares. The Company is also to be given the possibility to offer not only cash but also shares in other listed companies by way of exchange, which for shareholders can be an attractive alternative to a public purchase offer. It gives the Company additional scope for optimally structuring share buy-backs, which is also in the interests of the shareholders. A certain exchange ratio must be specified for this. A cash benefit may also be provided for as an additional payment to the exchange offered or as compensation for any fractional shares. In order to simplify the acquisition process, if the number of Company shares tendered or offered for sale exceeds the total volume of shares the Company intended to acquire, acquisition or acceptance will be effected by excluding the right of shareholders to offer shares based on the ratio of shares tendered or offered. The preferred acceptance of small lots of shares (up to 100 shares tendered per shareholder) also serves to simplify the process.

Own shares which the Company buys back may be sold again via the stock exchange or a public offer to all shareholders. This takes account of the legal principle of equal treatment (Section 53 a of the German Stock Companies Act).

Besides this, the Company may also limit the shareholders' subscription rights and, pursuant to Article 186 para. 3 sentence 4 of the German Stock Companies Act, may sell the Company's own shares to institutional investors, for example, or launch the shares on foreign stock exchanges. This is in the interest of the Company and puts it in a position to react quickly and flexibly to favourable stock market situations. The shares may only be sold at a price which does not significantly undercut the current stock market price. The Board of Management will endeavour – taking into account current market circumstances – to keep any discount on the stock market price as low as possible. It will only avail itself of this authorisation to exclude subscription rights in the sale of own shares insofar as – together with existing authorisations to issue shares by making it easier to exclude shareholders' subscription rights, namely from capital approved for this purpose, or as a result of an issue of convertible bonds or bonds with warrants – the limit of 10% of the Company's share capital is not exceeded.

The authorisation is also designed to give the Company the option of having own shares available to offer as a consideration in connection with mergers, acquisitions of companies or the purchase of shareholdings. International competition and the globalisation of the economy increasingly require this type of acquisition financing. The proposed authorisation is intended to give the Company the necessary scope to take quick and flexible advantage of opportunities that arise for acquiring companies or shareholdings. This is reflected in the proposed exclusion of subscription rights. In determining the valuation ratios, the Board of Management will ensure the interests of the shareholders are appropriately considered. As a rule, when measuring the value of the shares offered as a consideration, it will take as a basis the stock market price of Munich Re shares. However, a systematic coupling of the valuation to a stock market price is not provided for, in particular to prevent fluctuations in the share price from jeopardising negotiation outcomes once they have been reached. Disposals against non-cash payment are also to include indirect processing in which a bank acts as a go-between.

The Company will have the possibility to issue convertible bonds or bonds with warrants against both cash and non-cash payment. To service these bonds, it may be expedient to use own shares in part or in full, instead of a capital increase. This is also provided for in the authorisation, with an exclusion of shareholders' subscription rights.

Finally, the authorisation allows the possibility, in the event of own shares being sold by means of an offer to all shareholders, for shareholders' subscription rights to be partially excluded in favour of the holders of convertible bonds or bonds with warrants. This enables the holders of convertible bonds or bonds with warrants to be granted a subscription right as protection against dilution, instead of a reduction of the exercise or conversion price.

Besides this, the Company is to be enabled to issue employee shares to staff of the Company or of its affiliated enterprises.

As outlined above, not only the shares acquired on the basis of this resolution are to be used. The authorisation is also intended to include shares acquired on previous occasions. It is advantageous for the Company and creates further flexibility to be able to use these own shares in the same way as those acquired on the basis of this new resolution.

Own shares acquired on the basis of a resolution taken to authorise the buy-back of shares may be retired without requiring a new resolution of the Annual General Meeting. The Annual General Meeting may resolve to retire no-par-value shares without reducing the share capital. The proposed authorisation provides for this option in addition to retirement with a share capital reduction. If own shares are retired without reducing the share capital, the proportion of the share capital represented by each of the other no-par-value shares automatically increases. The share capital itself remains unchanged. The Board of Management is therefore also to be authorised to make the necessary amendment to the Articles of Association to take account of the resultant reduction in the number of no-par-value shares.

2) Re item 6 on the agenda

Apart from the possibilities to buy back own shares as provided for under item 5 of the agenda, the Company is also to have the option of purchasing own shares using derivatives. This option was essentially already included in the authorisation granted in the previous year by the Annual General Meeting. Now the authorisation is to be extended by allowing the acquisition or disposal of options via the stock exchange and by allowing them to be issued to shareholders.

For the Company, it may be advantageous to sell put options or purchase call options instead of directly acquiring Company shares. The Board of Management intends to use put and call options or a combination of both only as a supplement to conventional share buy-backs.

When selling put options, the Company grants the acquirer of the put options the right to sell Munich Re shares to the Company at a price laid down in the put option (exercise price). In return, the Company receives an option premium, which corresponds to the economic value of the disposal right taking into account the exercise price, the term of the option and the volatility of Munich Re shares. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the countervalue rendered as a whole by the Company for the acquisition of the shares. It is economically expedient for the option holder to exercise the put option if the Munich Re share price at the time of exercise is lower than the exercise price, because the holder can then sell the shares at the higher exercise price. From the Company's point of view, the advantage of share buy-backs using put options is that the exercise price is fixed on the day that the option contract is concluded, whilst the liquid funds do not flow until the exercise date. Furthermore, owing to the option premium collected, the acquisition price of the shares for the Company is lower than the share price when the option contract is concluded. If the option holder does not exercise the option because the share price at the exercise date is higher than the exercise price, the Company is unable to acquire any of its own shares in this way but still has the collected option premium.

In the case of a call option, the Company acquires the right – against payment of an option premium – to purchase a predetermined number of shares at a predetermined price (exercise price) from the seller of the option, the writer. It is economically expedient for the Company to exercise the call option if the Munich Re share price on the date the option is exercised is higher than the exercise price, because it can then purchase the shares from the writer at the lower exercise price. In this way, the Company hedges against rising share prices. In addition, the Company's liquidity is not affected, since the fixed acquisition price for the shares does not need to be paid until the call options are exercised.

The issue or purchase of options via a European derivatives exchange such as Eurex Deutschland or LIFFE offers the Company additional flexibility to acquire own shares with due consideration for the effect on the stock exchange. The buy-back of own shares corresponds to indirect acquisition via the stock exchange. To ensure that any shareholders interested potentially have the possibility to participate in such models, the proposed resolution stipulates that shareholders have to be informed prior to the issue or exercise of such options.

Besides this, the Company is also to be enabled to make a public offer to all shareholders to conclude put and call option contracts. In this case, all shareholders are given the opportunity to offer the Company their shares at a price fixed in the option agreement; alternatively, they have the possibility to collect an option premium. This may be termed a "reverse subscription rights issue", i.e. here the shareholder is to be given the right to surrender shares to the Company. This right may have an economic value that then benefits all shareholders. In conducting the transaction, an issuing house may be called in to act as an intermediary for reasons of organisational processing. Shareholders shall have no right to conclude option contracts, however, to the extent that on conclusion of option contracts, the Company has provided for a preferred offer or preferred allocation for the conclusion of option contracts with regard to small lots of shares. This facilitates the application of such a model. The Board of Management assumes that the advantages of such a facilitation outweigh any conceivable minor disadvantages to shareholders.

Option contracts may also be concluded over the counter and not as a public offer to all shareholders (including employing an issuing house as an intermediary). This gives the Company the necessary flexibility to react quickly to market situations. The issue or acquisition of options via a stock exchange may be more expensive or a public offer to all shareholders may take longer than if the transaction were concluded over the counter. There may be other good reasons in the interests of the Company for entering into over-the-counter transactions rather than offering them to all shareholders. In this case, and also in keeping with the principle of equal treatment, the respective counterparty may upon exercise of the option deliver only shares that have been acquired via the stock exchange at the current share price in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange. On conclusion of a put option contract, such a requirement must be an integral part of the transaction. On conclusion of a call option contract, the Company may exercise the option only if it has been ensured that on exercising the option the respective counterparty delivers only shares that satisfy the aforementioned requirements. The fact that the respective counterparty in the option contract delivers only shares acquired under the aforementioned conditions is intended to satisfy the legal requirement of equal treatment of shareholders pursuant to the provisions in Section 71 para. 1 item 8 sentence 4 of the German Stock Companies Act.

The acquisition price to be paid by the Company for the shares is the exercise price fixed in the particular put or call option. The exercise price may be higher or lower than the market price of Munich Re shares when the put option is sold or the call option acquired, but it may not exceed or undercut by more than 20% the price determined for Company shares with the same securities reference number in the opening auction in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the day the option contract is concluded. In accordance with the proposals submitted under agenda items 6 b) aa) and bb), the option premium agreed on by the Company when selling the put options or acquiring the call options may not be lower (in the case of put options) or higher (in the case of call options) than the theoretical market value of the respective options on the settlement date, determined according to recognised principles of financial mathematics, the calculation of such market value considering among other things the agreed exercise price.

A claim by shareholders to enter into such option contracts with the Company as mentioned above is excluded pursuant to Section 186 para. 3 sentence 4 of the German Stock Companies Act. By excluding subscription rights, the Company – unlike in an offer to all shareholders to purchase options – is in a position to conclude options contracts at short notice. The procedure for fixing the option premium and exercise price described above is designed to rule out economic disadvantages for shareholders from the buying back of shares using put or call options. As the Company collects or pays a fair market price, shareholders not involved in the option transactions do not suffer any loss in value. This corresponds to the position of shareholders in the case of share buy-backs on the stock exchange, where in fact not all shareholders can sell shares to the Company. The equal treatment of shareholders is ensured in the same way as with customary buy-backs via the stock exchange, through the fixing of a fair market price. This is also in line with Section 186 para. 3 sentence 4 of the German Stock Companies Act, according to which the exclusion of subscription rights is justified if the pecuniary interests of shareholders are safeguarded.

If a public offer is made to all shareholders to conclude an options contract or options contracts have been concluded with an issuing house subject to the obligation to offer the options to shareholders on subscription, the exercise price per share may not exceed or undercut by more than 20% the arithmetic mean of the closing price determined for Company shares with the same securities number in Xetra trading (or a comparable successor system) on the Frankfurt stock exchange on the fifth, fourth and third trading day prior to publication of the offer.

If shares are bought back using put or call options, shareholders are to have a right to offer their shares only insofar as the Company is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options in buying back own shares would not be possible, and the Company would not be able to derive the associated benefits. Having carefully weighed up the interests of the shareholders and the Company and having consulted with the Supervisory Board, the Board of Management considers the non-granting or restriction of the shareholders' rights to offer shares to be justified in such cases, given the advantages resulting from the use of put or call options for the Company.

The Board of Management will, after careful consideration of all the aspects – in particular the interests of the shareholders and those of the Company – determine the acquisition channels and all other modalities regarding the use of the proposed authorisations to buy back own shares. It will report to the next Annual General Meeting on buying back own shares and the use of derivatives to buy back own shares.

Preconditions for attending the Annual General Meeting

In accordance with Article 6 of the Articles of Association, every shareholder may attend the Annual General Meeting in person or be represented by a proxy, provided the shareholder has given notice of his or her intention to participate to the Board of Management of the Company not later than **Friday, 20 April 2007**, and is entered in the register of shareholders. The shares entered in the register of shareholders on 20 April 2007 shall be material for establishing the right to participate and the right to vote.

Registration may be made via the internet at http://www.munichre.com/agm. Shareholders who are already registered for electronic mailing of Annual General Meeting documents should use their shareholder number and the password they have selected. All other shareholders entered in the shareholders' register will receive their shareholder number and a related access code with the letter of invitation to the Annual General Meeting by post. These shareholders may also register using the registration form sent to them.

As part of our service, we are again offering shareholders the opportunity to have their voting rights exercised at the Annual General Meeting by one of the proxies nominated by the Company. These proxies will act solely in accordance with the instructions they receive from the shareholders. Should an individual vote take place on an item on the agenda, the instructions issued for that item shall apply to each subitem. However, the proxies are unable to accept requests concerning notification to speak or ask questions, or instructions to propose motions at the Annual General Meeting. The proxies may be appointed in writing by means of the form sent to shareholders, or via the internet at www.munichre.com/agm. Instructions issued to the proxies via the internet may be changed on the day of the Annual General Meeting at www.munichre.com/agm right up to the end of the general debate.

Shareholders may also exercise their voting rights through another proxy, a bank or a shareholders' association. In this case, the proxies must give due notice of their intention to attend, or arrange for the shareholders to give such notice for them. If neither a bank nor a shareholders' association is authorised as a proxy, authorisation must be granted in writing, by fax using number +49 (89) 38 91-45 15, or via the internet at www.munichre.com/agm.

If a bank is entered in the shareholders' register, it may only exercise the voting rights for shares that it does not own if it has an authorisation to do so from the shareholders concerned.

At the date on which the Annual General Meeting was announced (20 March 2007), the share capital of the Company consisted of 229,580,233 no-par-value shares, the total number of shares entitled to participate and vote was 219,645,444 no-par-value shares.

Transmission of the Annual General Meeting on the internet

We are again offering shareholders who are unable to attend the Annual General Meeting in person the chance to follow the whole Annual General Meeting live on the internet (also at www.munichre.com/agm), using their shareholder number and their above-mentioned password or access code. The opening of the Annual General

Meeting by the Chairman of the Meeting and the report of the Chairman of the Board of Management can be publicly viewed live on the internet (www.munichre.com/agm) and will be available after the Annual General Meeting as a recording. The entire live transmission will not be recorded.

Enquiries or motions from shareholders

Questions from shareholders regarding the Annual General Meeting should be sent to the following address only:

Münchener Rückversicherungs-Gesellschaft
GL 1.2 – Hauptversammlung
80791 München, Germany
Fax: +49 (89) 38 91-45 15

or by e-mail to

shareholder@munichre.com.

This is also the address to which motions from shareholders in the meaning of Section 126 of the German Stock Companies Act must be sent; motions sent to other addresses cannot be considered. Countermotions required to be made public that reach us by 24.00 hrs on 11 April 2007 will be published on the internet at www.munichre.com/agm. Any comments by the management will also be posted there.

Munich, 20 March 2007

The Board of Management

Information in accordance with Section 128 para. 2 sentences 6 to 8 of the German Stock Companies Act

Banks which were members of a syndicate responsible for handling the most recent issue of the Company's securities in the past five years:

Deutsche Bank AG, Frankfurt am Main
Bayerische Hypo- und Vereinsbank AG, Munich
Citigroup Global Markets Deutschland AG & Co. KGaA, Frankfurt am Main,
Dresdner Bank AG, Frankfurt am Main
UBS Investmentbank AG, Frankfurt am Main

The German version of this document shall be binding.

Shareholder service
For questions about the AGM,
please use our shareholder hotline:
Tel.: +49 (0) 18 02/22 62 10
(6 cents per call – Deutsche Telekom)
E-mail: shareholder@munichre.com
You can find further information at
www.munichre.com/agm.

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
www.munichre.com

Responsible for content
Group Legal 1.2

Picture credits
Jörg Koopmann, Munich

Printed by
Druckerei Fritz Kriechbaumer
Wettersteinstrasse 12
82024 Taufkirchen/München
Germany

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-05264

Münchener Rück
Munich Re Group



Dear Shareholders,



The financial year 2006 was another excellent one for the Munich Re Group. We succeeded in posting a record result – €3.5bn – for the third year in a row. On the basis of this result, we will propose to the Annual General Meeting that the dividend be increased by 45% to €4.50. We aim to ensure that your investment in Munich Re shares continues to be worthwhile in the future as well. In the following report, we provide you with a brief overview of business performance in 2006 and inform you about our objectives for 2007.

Yours sincerely,

Dr. Nikolaus von Bomhard
Chairman of Munich Re's
Board of Management

Overview
Compared with the previous year, the consolidated result improved by €785m to an outstanding €3.5bn (2.8bn). Our return on risk-adjusted capital (RORAC) amounted to 20.3% after tax, thus markedly exceeding our long-term target of 15%. This was due to the very good results of our primary insurers and reinsurers, which were successful both in their underwriting business and in the investment of their managed assets.

The largest contribution to the result came from the reinsurance property-casualty segment, where we benefited from our excellent basic business and the near absence of serious natural catastrophes in 2006. Primary insurance again contributed substantially to the Munich Re Group's success as well, achieving an above-plan result of €1,062m. The share of the investment result in the Group's performance amounted to €8.9bn (10.8bn).

Our operating result increased markedly by 32.6% to €5.5bn (4.1bn), a notable achievement given that the previous year's figure included large profits from the sale of the Karlsruher Insurance Group and HypoVereinsbank shares.

Consolidated result

All figures in €m	2006	2005
Result before impairment losses of goodwill	5,498	4,150
Operating result	5,494	4,143
Consolidated result	3,536	2,751*

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Key figures (IFRS)

Munich Re Group

		2006	2005
Gross premiums written	€bn	**37.4**	38.2
Result before impairment losses of goodwill	€m	**5,498**	4,150*
Taxes on income	€m	**1,648**	1,014*
Consolidated result	€m	**3,536**	2,751*
Thereof attributable to minority interests	€m	**96**	72
Investments	€bn	**176.9**	177.2
Return on equity	%	**14.2**	12.5*
Equity	€bn	**26.4**	24.4*
Valuation reserves not recognised in balance sheet**	€bn	**1.9**	2.6
Net technical provisions	€bn	**153.8**	154.0*
Staff at 31 December		**37,210**	37,953

*Adjusted owing to first-time application of IAS 19 (rev. 2004).
**Including amounts attributable to minority interests and policyholders.

Reinsurance*

		2006	2005
Gross premiums written	€bn	**22.2**	22.3
Investments	€bn	**85.0**	87.0
Net technical provisions	€bn	**59.6**	63.4
Reserve ratio property-casualty	%	**280.9**	295.8
Large and very large losses (net)	€m	**854**	3,293
Thereof natural catastrophe losses	€m	**177**	2,629
Combined ratio property-casualty	%	**92.6**	111.7

*Before elimination of intra-Group transactions across segments.

Primary insurance*

		2006	2005
Gross premiums written	€bn	**16.7**	17.6
Investments	€bn	**107.4**	105.9
Net technical provisions	€bn	**94.2**	90.6**
Reserve ratio property-casualty	%	**124.9**	113.1
Combined ratio property-casualty	%	**90.8**	93.1

*Before elimination of intra-Group transactions across segments.
**Adjusted owing to first-time application of IAS 19 (rev. 2004).

Our shares

		2006	2005
Earnings per share	€	**15.12**	11.74*
Dividend per share	€	**4.50**	3.10
Amount distributed	€m	**988**	707
Share price at 31 December	€	**130.42**	114.38
Munich Re's market capitalisation at 31 December	€bn	**29.9**	26.3

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Premium growth



2006
–0.6%
–4.7%
Total –2.0%
2005
–0.2%
0.3%
Total 0.3%
2004
–9.7%
–0.6%
Total –5.8%
2003
–2.6%
6.3%
Total 1.0%
2002
14.6%
5.6%
Total 10.8%
Reinsurance
Primary insurance

Investments at a stable level

At year-end, the Munich Re Group's investments totalled €177bn – the same level as in the previous year. The investment result amounted to a high €8.9bn, and the return on investment to 5.0% (5.9%). The previous year's investment result of €10.8bn had been significantly influenced by the capital gains realised from the HVB/UniCredit share exchange and the sale of the Karlsruher Group, totalling €1.1bn gross. Net unrealised gains on securities available for sale remained at a high level of €9.3bn, albeit down 15.4% on the previous year owing to the rise in market interest rates.

Prospects for 2007

We are again aiming for a return of more than 15% on risk-adjusted capital in 2007. On the basis of the capital position at the turn of the year 2006/2007, this would be equivalent to a consolidated profit in the range of €2.8–3.2bn, around 10% more than the range envisaged for 2006.

We expect a combined ratio of below 97% again in reinsurance, and another combined ratio of under 95% in primary insurance.

Given stable exchange rates, Munich Re reckons that the Group's premium income for 2007 is likely to be between €37.5bn and €38.5bn – around the same level as last year. It currently expects reinsurance to provide approximately €22–23bn of this (before consolidation) and primary insurance to contribute around €17–17.5bn.

Our shares

Our excellent business performance and share buy-back programme led to further price gains for Munich Re shareholders. Overall, our shares climbed in value by 14% in 2006.

Given the record result in 2006, the dividend proposal of the Board of Management and Supervisory Board at the Annual General Meeting on 26 April 2007 will be the payment of an increased dividend of €4.50 (3.10) per share, 45% higher than last year. Altogether, we will thus distribute a record amount of €988m (707m) to shareholders.

The share buy-back launched in November 2006 has already been concluded. A total of just over eight million shares have been acquired at an average price of €124.36, which will be retired prior to the Annual General Meeting. This step shows how we are using active management to gear our capital to requirements. Together with the dividend, we will have given the capital markets nearly €2bn by the end of April.

Share price performance
1 January 2006 = 100, Source: Datastream


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90
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Munich Re shares
DAX 30
Morgan-Stanley insurance index (MSCI) in €

Reinsurance

In reinsurance business, we benefited from the high quality of our basic business, whose current profitability is the outcome of the consistent steps we have taken in recent years. In addition, unlike in the previous year, we were largely spared severe natural catastrophe losses. We therefore recorded a significantly improved combined ratio – an excellent 92.6% (111.7%). A good business performance in the life and health segments and a solid investment result also played their part in enabling us to clearly surpass our ambitious targets.

The two reinsurance segments life and health and property-casualty accounted for €0.6bn (1.0bn) and €2.1bn (0.4bn) of the consolidated result respectively. Our overall result for reinsurance was thus 92.9% higher than in the previous year.

Taking into account the solid investment result, the operating result for reinsurance climbed overall by 84.5% to €4.4bn (2.4bn).

Reinsurance result

All figures in €m*	2006	2005
Operating result	**4,408**	2,389*
Consolidated result	**2,695**	1,397*

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Combined ratio by division

All figures in %	2006	2005
Life and Health*	**96.3**	93.0
Europe 1	**97.1**	94.2
Europe 2 and Latin America	**97.2**	100.1
Asia, Australasia, Africa	**93.9**	95.0
North America	**96.9**	134.0
Corporate Underwriting/Global Clients	**88.1**	126.0
Special and Financial Risks	**81.1**	110.5

*Figures for health reinsurance only, excluding health insurance conducted like life insurance; previous year's figures adjusted.

At €22.2bn (22.3bn), premium income remained at a high level in 2006. The main reason for the slight decrease was the continuation of our strictly risk-adequate underwriting policy.

Gross premiums by segment

All figures in €m	2006	2005
Life and health	**7,665**	7,811
Property-casualty	**14,551**	14,547
Total	**22,216**	**22,358**

Primary insurance

Our primary insurance business was very successful in the past year, with an operating result of €1.3bn (1.5bn) and a profit of €1.1bn (1.2bn). The previous year's result had been influenced by one-off income from the exchange of HVB shares into UniCredit stock and divestments in the consolidated group (including the sale of the Karlsruher Group); without these effects and adjusted to eliminate a positive tax effect in 2006, there would have been an increase of €0.2bn in the profit.

The ERGO Insurance Group, which writes about 95% of the gross premiums in Munich Re's primary insurance segment, increased its profit by 15.3% to €906m (786m). Its combined ratio (property-casualty business including legal expenses insurance) was improved further to a very good 90.7% (92.3%). No less pleasing was the development of the combined ratio for the whole primary insurance group – i.e. including Europäische Reiseversicherung and Watkins Syndicate – which fell to 90.8% (93.1%).

Gross premiums written in the Munich Re Group's primary insurance segment decreased to €16.7bn (17.6bn), but remained stable after adjustment for the above-mentioned divestments.

		2006	2005
Gross premiums written			
– Life and health	€m	**11,606**	12,330
– Property-casualty	€m	**5,147**	5,242
Loss ratio property-casualty	%	**56.8**	57.8
Expense ratio property-casualty	%	**33.8**	33.5
Combined ratio property-casualty	%	**89.6**	91.3
Combined ratio legal expenses insurance	%	**95.3**	99.8
Combined ratio property-casualty, including legal expenses insurance	%	**90.8**	93.1
Consolidated result life and health	€m	**336**	594*
Consolidated result property-casualty	€m	**726**	585*

*Adjusted owing to first-time application of IAS 19 (rev. 2004).

Important dates 2007/2008

26 April 2007	Annual General Meeting
27 April 2007	Dividend payment
4 May 2007	Interim report as at 31 March 2007
6 August 2007	Interim report as at 30 June 2007
6 August 2007	Half-year press conference
6 August 2007	Publication of sustainability report
5 November 2007	Interim report as at 30 September 2007
12 March 2008	Balance sheet press conference for 2007 financial statements
17 April 2008	Annual General Meeting
8 May 2008	Interim report as at 31 March 2008
7 August 2008	Interim report as at 30 June 2008
6 November 2008	Interim report as at 30 September 2008

Service for investors

If you have general questions on Munich Re shares, please use our shareholders' hotline:
Tel.: (0 18 02) 22 62 10
(6 cents per call from the Deutsche Telekom network)
E-mail: shareholder@munichre.com

The 2006 annual report and further information on Munich Re can be viewed at www.munichre.com.

Disclaimer

This document contains forward-looking statements that are based on current assumptions and forecasts of the management of Munich Re. Known and unknown risks, uncertainties and other factors could lead to material differences between the forward-looking statements given here and the actual development, in particular the results, financial situation and performance of our Company. The Company assumes no liability to update these forward-looking statements or to conform them to future events or developments.

Königinstrasse 107
80802 München
Germany

Order number: 302-03880

Münchener Rück
Munich Re Group

Preview of important dates

Date	Appointment
26 April 2007	Annual General Meeting ICM — International Congress Center Munich, exhibition center, München-Riem
4 May 2007	Interim report as at 31 March 2007
6 August 2007	Interim report as at 30 June 2007
5 November 2007	Interim report as at 30 September 2007
12 March 2008	Balance sheet press conference for 2007 financial statements
17 April 2008	Annual General Meeting
8 May 2008	Interim report as at 31 March 2008
7 August 2008	Interim report as at 30 June 2008
6 November 2008	Interim report as at 30 September 2008

Publication and Notification of Transactions in Accordance with section 15a of the WpHG (German securities trading law)

Securities trading subject to reporting requirements – Directors' dealings

Any persons working in a management capacity for an issuer of securities are required under Section 15a of the German Securities Trading Act (WpHG) to inform the issuer and the German Federal Financial Supervisory Authority (BaFin) of any transaction involving the purchase or sale of company shares or financial instruments pertaining to these shares in which they themselves engage. The same applies to certain persons closely related to or connected with the managers mentioned above (e.g. spouses, children entitled to maintenance, juridical persons).

Relevant information received by Munich Re will be published on this website. The notification must be published for a period of at least one month on the website of the issuer.

First name/Surname	Dr. Hans-Jürgen Schinzler
Function/Status	Chairman of Supervisory Board
Financial instrument and ISIN	Munich Re share DE 000 8430026
Type of transaction	Purchase
Data of transaction	22 March 2007
Price/Currency	€118.03
No. of items	850
Total amount traded	€100,325.50
Venue (stock exchange)	XETRA

First name/Surname	Dr. Jörg Schneider	Dr. Jörg Schneider
Function/Status	Member of the Board of Management	Member of the Board of Management
Financial instrument and ISIN	Munich Re share DE 000 8430026	Munich Re share DE 000 8430026
Type of transaction	Purchase	Purchase
Data of transaction	14 March 2007	14 March 2007
Price/Currency	€114.00	€113.99
No. of items	8	992
Total amount traded	€912.00	€113,078.08
Venue (stock exchange)	XETRA	XETRA

First name/Surname	Dr. Nikolaus von Bomhard	Dr. Nikolaus von Bomhard	Dr. Nikolaus von Bomhard
Function/Status	Chairman of the Board of Management	Chairman of the Board of Management	Chairman of the Board of Management
Financial instrument and ISIN	Munich Re share DE 000 8430026	Munich Re share DE 000 8430026	Munich Re share DE 000 8430026
Type of transaction	Purchase	Purchase	Purchase

Data of transaction	5 March 2007	5 March 2007	5 March 2007
Price/Currency	€115.20	€115.66	€115.82
No. of items	2,000	700	1,610
Total amount traded	€230,400.00	€80,962.00	€186,470.20
Venue (stock exchange)	XETRA	XETRA	XETRA

First name/Surname	Dr. Wolfgang Strassl
Function/Status	Member of the Board of Management
Financial instrument and ISIN	Munich Re share DE 000 8430026
Type of transaction	Purchase
Data of transaction	5 March 2007
Price/Currency	€115.18
No. of items	172
Total amount traded	€20,012.07
Venue (stock exchange)	XETRA

First name/Surname	Georg Daschner
Function/Status	Member of the Board of Management
Financial instrument and ISIN	Munich Re share DE 000 8430026
Type of transaction	Purchase
Data of transaction	2 March 2007
Price/Currency	€117.70
No. of items	850
Total amount traded	€100,045.00
Venue (stock exchange)	XETRA

First name/Surname	Dr. Ludger Arnoldussen	Dr. Ludger Arnoldussen
Function/Status	Member of the Board of Management	Member of the Board of Management
Financial instrument and ISIN	Munich Re share DE 000 8430026	Munich Re share DE 000 8430026
Type of transaction	Purchase	Purchase
Data of transaction	2 March 2007	2 March 2007
Price/Currency	€119.68	€119.69
No. of items	661	179
Total amount traded	€79,108.48	€21,424.51
Venue (stock exchange)	XETRA	XETRA

First name/Surname	Dr. Albrecht Schmidt
Function/Status	Member of the Supervisory Board
Financial instrument and ISIN	Munich Re share DE 000 8430026
Type of transaction	Purchase

Data of transaction	1 March 2007
Price/Currency	€120.9611
No. of items	1,653
Total amount traded	€199,948.77
Venue (stock exchange)	XETRA

German Commission Code of Corporate Governance

November 2006

Munich Re Board of Management and Supervisory Board declaration of conformity with the German Corporate Governance Code in accordance with Section 161 of the German Stock Companies Act

Since 24 July 2006, Munich Re has complied with all the recommendations of the Government Commission's German Corporate Governance Code of 12 June 2006 (published on 24 July 2006).

Since the last declaration of conformity in November 2005, Munich Re has fulfilled — with only one exception — the recommendations of the Government Commission's German Corporate Governance Code in the version of 2 June 2005 (published on 20 July 2005). The exception involved the since deleted recommendation in item 4.2.4 sentence 2 of the German Corporate Governance Code (individualised disclosure of the Board of Management's remuneration in the notes to the consolidated financial statements).

Munich, November 2006

Content

>> Current declaration of compliance

>> Declaration of compliance 2005

>> Declaration of compliance 2004

>> Declaration of compliance 2003

>> Declaration of compliance 2002

External link

>> Government Commission's German Code of Corporate Governance

Annual document

In accordance with the rules laid down in Section 10 para. 1 of the German Securities Prospectus Act, the information listed on the right was published or made available to the public in the business year ended 2006.

Annual document pursuant to Section 10 para. 1 of the German Securities Prospectus Act (WpPG

Ad-hoc Announcements (§ 15 WpHG)

>> Ad-hoc report as at 7 November 2006: Munich Re decides to buy back shares / Excellent business pe first three quarters

Internet-Adresse:
http://www.munichre.com/en/ir/ad_hoc/2006/2006_11_07_ad-hoc.aspx

Information published in accordance with Section 25 of the German Securities Trading Act

>> Mitteilung vom 23. Mai 2006 (Ron Sommer) (PDF, 11 KB, German version)

Internet-Adresse:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/2006_05_23_directors_dealin

Mitteilung über Stimmrechtsquoten

>> Mitteilung vom 26. September 2006 (AXA Investment Managers Deutschland GmbH, Frankfurt) (PDF version)

Internet-Adresse:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/BZ_AXA_09_2006bzta0.pdf

Annual and Interim reports

>> Quarterly Report 3/2006 (PDF, 856 KB)

Internet-Adresse:
http://www.munichre.com/publications/302-05182_en.pdf

>> Quarterly Report 2/2006 (Interim Report) (PDF, 386 KB)

Internet-Adresse:
http://www.munichre.com/publications/302-05111_en.pdf

>> Quarterly Report 1/2006 (PDF, 863 KB)

Internet-Adresse:
http://www.munichre.com/publications/302-05011_en.pdf

>> Munich Re Group Annual Report 2005 (PDF, 3.6 MB)

Internet-Adresse:
http://www.munichre.com/publications/302-04802_en.pdf

>> Annual Report Company 2005 (PDF, 558 KB)

Internet-Adresse:
http://www.munichre.com/publications/302-04809_en.pdf

>> Munich Re Group Short Annual Report 2005 (PDF, 1.4 MB)

Internet-Adresse:

http://www.munichre.com/publications/302-04804_en.pdf

>> Shareholdings 31 December 2005 (PDF, 172 KB, German version)

Internet-Adresse:
http://www.munichre.com/app_resources/pdf/ir/publications/shareholdings/302-04814_de.pdf

Further publications

>> Invitation to the AGM 2006 with agenda (PDF, 158 KB)

Internet-Adresse:
http://www.munichre.com/app_resources/pdf/ir/agm/2006/302-04812_en.pdf

>> Dividend Notice 2006

Internet-Adresse:
http://www.munichre.com/en/ir/agm/archive/2006/dividend_notice.aspx

>> Bekanntmachung gem. Art. 4 Abs. 4 der Verordnung (EG) Nr. 2273/2003 vom 08.11.2006 (PDF, 28 K version)

Internet-Adresse:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/BZ_Rueckkauf2006bzta0.pdf

Group calendar

>> Past dates

Internet-Adresse:
http://www.munichre.com/en/ir/contact_and_service/dates/past_dates.aspx

We wish to point out that the published information may contain some information that is no longer up to date.


EquityStory AG
DGAP

Announcement

DGAP Voting rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to Section 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

14.03.2007
Release of a Voting rights announcement according to article 21, section 1 WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

Allianz SE, Munich, Germany, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its voting rights in our company had fallen below the 5% threshold on 9 March 2007 and then amounted to 4.907% (11,265,289 voting rights). 4.903% (11,255,274 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 1 of the WpHG and 0.004% (10,015 voting rights) are attributable to Allianz SE in accordance with Section 22, para. 1, sentence 1, item 6 of the WpHG.

The voting rights of AZ-Arges Vermögensverwaltungsgesellschaft mbH, Koeniginstr. 28, 80802 Munich, in our company amount to 3% or more and are attributable to Allianz SE.

Furthermore, Allianz SE informed us in accordance with Section 21, para. 1 of the WpHG in conjunction with Section 24 of the WpHG as follows: The voting rights of AZ-Arges Vermoegensverwaltungsgesellschaft mbH, Koeniginstras se 28, 80802 Munich, Germany, in our company had fallen below the 5% threshold on 9 March 2007 and then amounted to 4.62% (10,609,129 voting rights).

Munich, 14 March 2007

The Board of Management

End of Voting rights announcement DGAP regulatory service

Language: English

Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland

WWW: www.munichre.com

End of news

DGAP regulatory service


EquityStory AG
DGAP

Announcement

DGAP Voting rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to Section 21 WpHG [German Securities Trading Act] (share)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

21.02.2007
Release of a Voting rights announcement according to article 21, section 1 WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

On 16 February 2007, FMR Corp. (Fidelity Management and Research Corporation), 82 Devonshire Street, Boston, Massachusetts 02109, USA, informed us in accordance with Section 21, para. 1 of the German Securities Trading Act (WpHG) that its voting rights in Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, had fallen below the 3% threshold on 31 January 2007 and now amounted to 2.52% (this corresponds to 5,790,696 voting rights). These voting rights are attributable to FMR Corp in accordance with Section 22, para. 1, sentence 2 of the WpHG in conjunction with Section 22, para. 1, item 6 of the WpHG.

Munich, 21 February 2007

The Board of Management

End of Voting rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
WWW: www.munichre.com

EquityStory AG DGAP



Announcement

DGAP Voting rights announcement: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Release of an announcement according to section 26 para. 1 sentence 2 WpHG (Own shares)

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München: Release according to section 26 para. 1 sentence 2 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

12.02.2007
Release of a Voting rights announcement according to article 26, section 1 sentence 2 transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

WKN 843002
ISIN DE0008430026

On 8 February 2007, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, Munich, Germany, exceeded the threshold of 3% in own shares and now holds 3.091%. Of these shares, 0.623% are held through a person acting in his own name but on behalf of the Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München.

Munich, 12 February 2007

The Board of Management

End of Voting rights announcement DGAP regulatory service

Language: English
Issuer: Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Königinstraße 107
80802 München Deutschland
WWW: www.munichre.com

Münchener Rückversicherungs-Gesellschaft

per 31. Dezember 2006
gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB

Münchener Rück
Munich Re Group





Ausdauernd und hartnäckig eine Angelegenheit verfolgen und gleichzeitig flexibel und kreativ Lösungen dafür finden – so definiert Nikolaus von Bomhard Beharrlichkeit in seinem Gespräch mit Kent Nagano, dem Generalmusikdirektor der Münchner Oper, im diesjährigen Geschäftsbericht der Münchener-Rück-Gruppe. Das Gespräch sowie vier Beispiele, die belegen, wie die Münchener Rück Beharrlichkeit wagt, finden Sie unter www.munichre.com

Aktiengesellschaft in München
Angaben zum Anteilsbesitz per 31. Dezember 2006 gemäß §§ 285 Nr. 11 und 313 Abs. 2 HGB
Bei den nachstehenden Angaben handelt es sich um unmittelbare und mittelbare Anteile an Unternehmen, soweit sie 20 % und mehr am Kapital ausmachen, sowie um unmittelbare und mittelbare Beteiligungen an großen Kapitalgesellschaften, soweit sie 5 % der Stimmrechte überschreiten.

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Tochterunternehmen					
konsolidierte Tochterunternehmen					
40, Rue Courcelles SAS, Paris	100,0000%	Münchener Rückversicherung AG, München	EUR	29.577	2.603
80e LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	1	0
Agora Insurance Network Solutions, Inc., Chicago, Illinois	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	87	-249
ALICE Software Service GmbH, Erkrath	60,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	1.337	56
	40,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
American Alternative Insurance Corporation, Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	149.070	9.890
American Re Inversiones S. A., Santiago, Chile	99,7600%	Munich Reinsurance America, Inc., Wilmington, Delaware	CLP	-88.413	-415.974
	0,2400%	Munich Re America Services Inc., Wilmington, Delaware			
AM-RE Consultants Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	655	-23
Apollo Holding Company Limited, London	100,0000%	MURAIC Limited, London	GBP	2.602	99
avanturo Erste Beteiligungsgesellschaft mbH & Co. KG, Düsseldorf	100,0000%	avanturo GmbH, Düsseldorf	EUR	25	
avanturo GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	65.275	82
Becher & Carlson South Africa Ltd., Johannesburg	51,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZAR	901	165
Belgische Leeuw Lion Belge N.V./S.A., Brüssel	99,8141%	Hamburg-Mannheimer N.V./S.A., Brüssel	EUR	2.540	157
BioEnergie Elbe-Elster GmbH & Co. KG, Elsterwerda	100,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	8.643	-5.796
CAPITAL PLAZA Holding GmbH & Co. Singapur KG, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	39.530	1.379
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
Compagnie Européenne d'Assurance, Neuilly sur Seine	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	5.161	204
Compania Europea de Seguros S.A., Madrid	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	5.112	736
Corion Pty Limited, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	3.530	457
D.A.S. Defensa del Automovilista y de Siniestros - Internacional, S.A. de Seguros, Barcelona	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	4.361	29
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München*)	72,6749%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	221.591	1.287
	25,5344%	ERGO Versicherungsgruppe AG, Düsseldorf			
	1,7907%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	44.299	0
D.A.S. Grundstücksverwaltungs-Gesellschaft GbR, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	59.605	2.730
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
D.A.S. HELLAS Allgemeine Rechtsschutz-Versicherungs-AG, Athen	99,9983%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.756	293
D.A.S. Holding N.V., Amsterdam	50,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	35.038	15.088

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	1,0000%	Stichting Aandelen Beheer D.A.S. Holding, Amsterdam			
D.A.S. Jogvédelmi Biztosító Részvénytársaság, Budapest	99,9000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	HUF	454.838	-88.559
D.A.S. Luxemburg Allgemeine Rechtsschutz-Versicherung S.A., Strassen	99,9500%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	1.556	234
D.A.S. Nederlandse Rechtsbijstand Verzekeringmaatschappij N.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	34.917	14.984
D.A.S. Oigusabikulude Kindlustuse AS, Tallinn	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EEK	31.300	
D.A.S. Österreichische Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, Wien	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	33.750	4.537
D.A.S. poist'ovna právnej ochrany, a.s., Bratislava	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	SKK	69.972	436
D.A.S. pojišťovna právní ochrany, a.s., Prag	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CZK	77.041	6.613
D.A.S. Société anonyme belge d'assurances de Protection Juridique, Brüssel	99,9800%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	5.532	1.396
D.A.S. Support B.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	-283	-25
D.A.S. Towarzystwo Ubezpieczeń Ochrony Prawnej S.A., Warszawa	99,8000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	PLN	2.198	-2.197
DAS Assistance Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	523	473
DAS Legal Expenses Insurance Company Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	40.658	825
DAS Legal Finance B.V., Amsterdam	100,0000%	D.A.S. Holding N.V., Amsterdam	EUR	18	
DAS Legal Protection Ireland Limited, Dublin	100,0000%	DAS UK Holdings Limited, Bristol	EUR	4	0
DAS Legal Protection Limited, Vancouver	100,0000%	DAS UK Holdings Limited, Bristol	CAD	0	
DAS LEGAL SERVICES LIMITED, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	769	451
DAS Rechtsschutz-Versicherungs-AG, Luzern	99,8333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	CHF	7.265	1.600
DAS Services Limited, Bristol	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-4.427	6.110
DAS UK Holdings Limited, Bristol	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	GBP	14.160	
DKV BELGIUM S.A., Brüssel	99,9995%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	35.373	5.843
	0,0005%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	456.682	1.106
DKV Luxembourg S.A., Luxemburg	74,9900%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	15.856	1.793
	0,0100%	GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln			
DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	66.057	9.649
ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	652.127	-318.070
ERGO Assicurazioni S.p.A., Mailand	80,0000%	ERGO Italia S.p.A., Mailand	EUR	58.323	4.317
	20,0000%	ERGO International Aktiengesellschaft, Düsseldorf			
ERGO Elukindlustuse AS, Tallinn	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	40.811	3.923
ERGO Generales Seguros y Reaseguros, S.A., Madrid	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	13.468	3.039
ERGO Immobilien-GmbH 5.Hamburg-Mannheimer & Co.KG, Kreien	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	123.863	573
ERGO International Aktiengesellschaft, Düsseldorf	69,5651%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	938.142	14.294
	8,6957%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	8,6957%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,6957%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
	2,1739%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	2,1739%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO International Services GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24	0
ERGO Italia Direct Network s.r.l., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	3.765	1.088
ERGO Italia Real Estate s.r.L., Mailand	100,0000%	ERGO Italia S.p.A., Mailand	EUR	7.738	70
ERGO Italia S.p.A., Mailand	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	268.652	19.887
ERGO Kindlustuse AS, Tallinn	99,9965%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	462.545	184.434
	0,0035%	ERGO Kindlustuse AS, Tallinn			
ERGO Latvija Invest SIA, Riga	33,0000%	ERGO Kindlustuse AS, Tallinn	LVL	4.651	1.478
	33,0000%	ERGO Lietuva gyvybes draudimas, Vilnius			
	16,0000%	ERGO Elukindlustuse AS, Tallinn			
	13,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivba AAS), Riga			
	5,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga			
ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivba AAS), Riga	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	2 965	-339
ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	98,6200%	ERGO International Aktiengesellschaft, Düsseldorf	LVL	4.170	334
ERGO Lietuva draudimo UADB, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	36 487	-1.970
ERGO Lietuva gyvybes draudimas, Vilnius	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	LTL	21.743	2.112
ERGO Pensionsfonds Aktiengesellschaft, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	3.716	-109
ERGO People & Pensions GmbH, Düsseldorf	47,8000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	651	-247
	28,6000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
	23,6000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
ERGO Previdenza S.p.A., Mailand	70,3543%	ERGO Italia S.p.A., Mailand	EUR	283.724	25.730
ERGO RUSS Versicherung AG, St. Petersburg	73,1900%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	167.807	666
	26,5944%	Kapdom-Invest GmbH, Moskau			
ERGO Shisn, Moskau	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	RUB	25.576	-4.424
ERGO Siebte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	49	-342
ERGO System Produkte GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	87.331	0
ERGO Treasury Centre Ltd., Dublin	99,9997%	ERGO Versicherungsgruppe AG, Düsseldorf	USD	865	429
ERGO Varahalduse AS, Tallinn	90,6344%	ERGO International Aktiengesellschaft, Düsseldorf	EEK	36.146	1.476
	9,3656%	ERGO Elukindlustuse AS, Tallinn			
ERGO Versicherungsgruppe AG, Düsseldorf	94,6860%	Münchener Rückversicherung AG, München	EUR	2.446 307	468.327
ERGO Vida Seguros y Reaseguros, Sociedad Anónima, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	16.479	1.408
ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	33,3333%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	30.104	-20.941
	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	33,3333%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
ERV Beteiligungsgesellschaft mbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	6.807	0
EUREKA GmbH, Düsseldorf	33,3333%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	12.758	-16.110
	33,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
	33,3333%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
Euro Alarm Assistance Prague, Prag	100,0000%	Evropska Cestovni Pojistovna A.S., Prag	CZK	9 374	4.968

Stand 31.12.2006

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Europaeiske Rejseforsikring A/S, Kopenhagen	100,0000%	European International Holding A/S, Kopenhagen	DKK	381.087	26.586
EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	61.349	-5.017
European International Holding A/S, Kopenhagen	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	DKK	317.109	35.836
Europeiska Försäkringsaktiebolaget, Stockholm	100,0000%	European International Holding A/S, Kopenhagen	SEK	26.040	0
Evropska Cestovni Pojistovna A.S., Prag	75,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	CZK	156.437	34.023
	15,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
EVV Logistik Beteiligungs GmbH & Co. KG, Düsseldorf	63,3812%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	0	7.648
	19,9739%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,6449%	ERGO Versicherungsgruppe AG, Düsseldorf			
FAIRANCE GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	65.880	4.336
Family Caring Network Inc., Waltham, Massachusetts	100,0000%	LifePlans Inc., Waltham, Massachusetts	USD	0	0
First Legal Protection Limited, St. Albans	100,0000%	DAS UK Holdings Limited, Bristol	GBP	-449	89
GFA GERMAN FINANCIAL ADVISORS AG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-13.548	31
Great Lakes Reinsurance (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	243.756	47.144
Great Lakes Services Ltd., London	100,0000%	Great Lakes Reinsurance (UK) Plc., London	GBP	511	263
Groves, John & Westrup Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	18	0
Hamburg-Mannheimer N.V./S.A., Brüssel	99,9999%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	25.678	-9.631
	0,0001%	ERGO Versicherungsgruppe AG, Düsseldorf			
Hamburg-Mannheimer Pensionskasse AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	62.253	-3.242
Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg*)	49,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	13.325	85
	51,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	262.951	0
Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	404.708	0
Hestia Financial Services S.A., Sopot	89,3000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	75.765	-605
	10,7000%	ERGO International Aktiengesellschaft, Düsseldorf			
HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, Elsterwerda	94,0000%	Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	EUR	13.045	-37
HMV GFKL Beteiligungs GmbH, Düsseldorf	50,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	32.491	-11
	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
IDEENKAPITAL AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	6.399	1.333
IDEENKAPITAL Financial Engineering AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	523	2.028
IDEENKAPITAL Financial Service AG, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	562	0
Ideenkapital Media Finance AG, Düsseldorf	50,1000%	IDEENKAPITAL AG, Düsseldorf	EUR	1.221	-233
IK Premium Fonds GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-272	-599
IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	-709	-680
IKFE Properties I AG, Zürich	62,6913%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	CHF	12.540	343
	0,8619%	IDEENKAPITAL Financial Engineering AG, Düsseldorf			
Isvicre Hayat Sigorta a S., Istanbul	100,0000%	Isvicre Sigorta A.S., Istanbul	TRY	14.909	-1.554
Isvicre Sigorta A.S., Istanbul	75,0000%	ERGO International Aktiengesellschaft, Düsseldorf	TRY	93.961	12.034

Stand 31.12.2006

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ITERGO Informationstechnologie GmbH, Düsseldorf*)	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	23.913	361
Jordan Health Cost Management Services W.L.L., Amman	100,0000%	MedNet Holding GmbH, München	JOD	293	1
K & P Pflegezentrum IMMAC Uelzen Renditefonds GmbH & Co. KG, Uelzen	79,7394%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	3.583	-1.670
	0,0410%	IK FE Management GmbH, Düsseldorf			
Kapdom-Invest GmbH, Moskau	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	RUB	222.898	134
KarstadtQuelle Krankenversicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	28.658	2.868
KarstadtQuelle Lebensversicherung AG, Fürth	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	41.345	17.000
KarstadtQuelle Versicherung AG, Fürth	100,0000%	QVH Beteiligungs GmbH, Nürnberg	EUR	31.886	6.463
LifePlans Inc., Waltham, Massachusetts	100,0000%	Munich Atlanta Financial Corporation, Atlanta, Georgia	USD	19.171	159
LifePlans LTC Services, Inc., Ontario CA	100,0000%	LifePlans Inc., Waltham, Massachusetts	USD	150	10
MEAG Cash Management GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	30	2
	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
MEAG Hong Kong Limited, Hong Kong	100,0000%	MEAG New York Corporation, Wilmington, Delaware	HKD	16.682	6.452
MEAG MUNICH ERGO AssetManagement GmbH, München	60,0000%	Münchener Rückversicherung AG, München	EUR	128.994	25.247
	40,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
MEAG MUNICH ERGO Kapitalanlagegesellschaft mbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	19.665	0
MEAG New York Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	2.106	4.606
MEAG US Real Estate Management Holdings, Inc., Wilmington DE	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	USD	10.086	1.745
MEAG US Real Estate Management Investments, Inc., Wilmington DE	100,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	10.230	3.406
MEAG US Real Estate Management Treasury Centre, Inc., Wilmington	100,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	44.693	2.291
MedNet Bahrain W.L.L., Bahrain	100,0000%	MedNet Holding GmbH, München	BHD	111	19
MedNet Greece S.A., Athen	78,1419%	MedNet Holding GmbH, München	EUR	357	2
MedNet Gulf E.C., Manama	100,0000%	MedNet Holding GmbH, München	SAR	-23.481	606
MedNet Holding GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	6.862	-2.281
MedNet International Ltd., Nicosia	100,0000%	MedNet Holding GmbH, München	EUR	1.397	1.416
MedNet Saglik Hizmetleri Yönetim ve Danismanlik Anonim Sirketi, Istanbul	100,0000%	MedNet Holding GmbH, München	TRY	-1.353	-7
MedNet UAE FZ L.L.C., Dubai	100,0000%	MedNet Holding GmbH, München	AED	1.749	-561
Mercur Assistance Aktiengesellschaft Holding, München	86,0000%	Münchener Rückversicherung AG, München	EUR	-5.660	-54
	14,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			
Mercur Assistance Deutschland GmbH, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	2.884	0
Mercur Assistance Versicherungs-AG, München	100,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	1.636	0
MR Salute S.r.L., Milano	100,0000%	MedNet Holding GmbH, München	EUR	87	65
MTU Moje Towarzystwo Ubezpieczeniowe S. A., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	29.550	-2.600
Münchener Rück Italia S.p.A., Mailand	100,0000%	Münchener Rückversicherung AG, München	EUR	202.992	13.493
Munich American Capital Markets, Inc., Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	11.705	-4.774
Munich American Holding Corporation, Wilmington, Delaware	100,0000%	Münchener Rückversicherung AG, München	USD	6.968.170	-1.656.557
Munich American Reassurance Company, Atlanta, Georgia	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	1.363.729	36.961
Munich Atlanta Financial Corporation, Atlanta, Georgia	100,0000%	Munich American Reassurance Company, Atlanta, Georgia	USD	19.483	-406

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Munich Holdings Ltd., Toronto	100,0000%	Münchener Rückversicherung AG, München	CAD	306 288	82.183
Munich Holdings of Australasia Pty. Ltd., Sydney	100,0000%	Münchener Rückversicherung AG, München	AUD	71.264	71.094
Munich Mauritius Reinsurance Co. Ltd., Port Louis	100,0000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	USD	23 008	7.529
Munich Re America Brokers Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	3.356	-141
Munich Re America Corporation, Wilmington, Delaware	100,0000%	Munich American Holding Corporation, Wilmington, Delaware	USD	3.693.759	-1.558.821
Munich Re America Holdings Ltd., London, UK	100,0000%	Munich Re America Corporation, Wilmington, Delaware	GBP	2.881	-4 004
Munich Re America Management Ltd., London, UK	100,0000%	Munich Re America Holdings Ltd., London, UK	GBP	2.302	18
Munich Re America Services Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	452	208
Munich Re Capital Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	-18.562	-18.625
Munich Re Finance B.V., Amsterdam	100,0000%	Münchener Rückversicherung AG, München	EUR	2.841	841
Munich Re Holding Company (UK) Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	9.395	6
Munich Re Underwriting Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	1.170	88
Munich Reinsurance America, Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	4.028.159	-1.592.795
Munich Reinsurance Company Life Reinsurance Eastern Europe / Central Asia, Moskau	100,0000%	Münchener Rückversicherung AG, München	RUB	327	0
Munich Reinsurance Company of Africa Ltd, Johannesburg	100,0000%	Münchener Rückversicherung AG, München	ZAR	3.500	200.581
Munich Reinsurance Company of Australasia Ltd, Sydney	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	AUD	130.494	10.337
Munich Reinsurance Company of Canada, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	313.691	72.330
Munich-American Global Services (Munich) GmbH, München	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	373	-139
Munich-American Global Services Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	8.431	-84
Munich-American HealthCare Services Inc., Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	1	0
Munich-American RiskPartners Ltd., London, UK	100,0000%	Munich Re America Holdings Ltd., London, UK	GBP	121	0
Munich-American RiskPartners, Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	130	-169
Munichre New Zealand Service Limited, Auckland	100,0000%	Munich Holdings of Australasia Pty. Ltd., Sydney	NZD	220	-30
MURAIC Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	2.423	0
N.M.U. (Holdings) Limited, Leeds	100,0000%	NMU Group Limited, London	GBP	151	0
Neckermann Lebensversicherung AG, Fürth	75,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	9.696	400
Neckermann Versicherung AG, Nürnberg	75,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	3.770	340
Neue Rückversicherungs-Gesellschaft, Genf	100,0000%	Münchener Rückversicherung AG, München	CHF	786.149	108.579
Newmed S.p.A., Mailand	100,0000%	MedNet Holding GmbH, München	EUR	565	98
NMU Group Limited, London	100,0000%	Munich Re Holding Company (UK) Ltd., London	GBP	19.999	0
Northern Marine Underwriters Limited, Leeds	100,0000%	N.M.U. (Holdings) Limited, Leeds	GBP	144	0
Powszechne Towarzystwo Emerytalne Ergo Hestia S.A.(Pension Fund), Warsaw	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	69.934	6.966
Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	701	124
Princeton Eagle Insurance Company Limited, Hamilton, Bermuda	100,0000%	Princeton Eagle Holding (Bermuda) Limited, Hamilton, Bermuda	USD	1.891	127
Princeton Eagle West (Holding) Inc., Wilmington, Delaware	100,0000%	Munich-American Global Services Inc., Wilmington, Delaware	USD	1.797	237
Princeton Eagle West Insurance Company Ltd., Hamilton, Bermuda	100,0000%	Princeton Eagle West (Holding) Inc., Wilmington, Delaware	USD	1.889	237
Quelle Lebensversicherung AG, Schwechat	100,0000%	KarstadtQuelle Lebensversicherung AG, Fürth	EUR	3.902	475
QVH Beteiligungs GmbH, Nürnberg	55,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	42.810	-22

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Seldac 1. Kommunaler-Rendite-Fonds GmbH & Co. KG, Düsseldorf	74,7179%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	15.326	-17.438
	0,2538%	Ideenkapital Treuhand GmbH, Düsseldorf			
	0,0026%	Seldac 1. Verwaltungs-GmbH, Düsseldorf			
Sopockie Towarzystwo Ubezpieczen na Zycie Ergo Hestia Spolka Akcyjna, Sopot	93,0370%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	53.788	12.202
	6,9630%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	PLN	714.275	70.399
TELA Aktiengesellschaft, München	100,0000%	Münchener Rückversicherung AG, München	EUR	156.333	886
Temple Insurance Company, Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	152.829	34.269
The Princeton Excess and Surplus Lines Insurance Company, Wilmington, Delaware	100,0000%	Munich Re America Corporation, Wilmington, Delaware	USD	48.458	5.238
Titus AG, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	19.788	619
Unión Médica la Fuencisla, S.A., Compañia de Seguros, Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	6.594	341
Venus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	111.760	-56
VHDK Beteiligungsgesellschaft mbH, Düsseldorf	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	98.826	1.053
	20,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
	20,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			
	5,0000%	Victoria Pensionskasse AG, Düsseldorf			
	5,0000%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
	5,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München			
	5,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
Victoria Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	62.392	19.462
Victoria General Insurance Company S.A., Athen	99,9999%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	20.437	1.369
	0,0001%	Victoria Life Insurance Company S.A., Thessaloniki			
Victoria Grundstücksverwaltungs-Gesellschaft GbR, Düsseldorf	40,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	252.413	8.816
Victoria Grundstücksverwaltungs-Gesellschaft GbR, Düsseldorf	60,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
Victoria Internacional de Portugal SGPS S.A., Lissabon	100,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	51.532	-343
Victoria Investment Properties Two L.P., Atlanta	100,0000%	Victoria US Property Zwei GmbH, Düsseldorf	USD	-14.373	-31.182
Victoria Italy Property GmbH, Düsseldorf	100,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	872	-24.603
Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf*)	51,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	60.043	9.250
	25,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
	24,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	739.403	162
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Victoria Life Insurance Company S.A., Thessaloniki	96,8992%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	5.886	5
	3,1008%	Victoria General Insurance Company S.A., Athen			
Victoria Pensionskasse AG, Düsseldorf*)	100,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	55.267	-3.884
Victoria US Holdings, Inc., Wilmington	100,0000%	Victoria US Property Investment GmbH, Düsseldorf	USD	153.526	2.540

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Victoria US Property Investment GmbH, Düsseldorf	100,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	120.539	-19.516
Victoria US Property Zwei GmbH, Düsseldorf	100,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	12.985	-252
Victoria Versicherung Aktiengesellschaft, Düsseldorf*)	90,0000%	ERGO Achte Beteiligungsgesellschaft mbH, Düsseldorf	EUR	529.530	0
	10,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Victoria Vierte Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	41.067	578
Victoria-Seguros de Vida, S.A., Lissabon	100,0000%	Victoria Internacional de Portugal SGPS S.A., Lissabon	EUR	22.048	2.213
Victoria-Seguros S.A., Lissabon	100,0000%	Victoria Internacional de Portugal SGPS S.A., Lissabon	EUR	17.470	4.134
VICTORIA-VOLKSBANKEN Életbiztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	973.813	-5.044
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Poist'ovna, a.s., Bratislava	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	SKK	251.395	5.885
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	50,1000%	ERGO International Aktiengesellschaft, Düsseldorf	HUF	708.918	3.795
	24,7000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN pojišt'ovna, a.s., Prag	50,4632%	ERGO International Aktiengesellschaft, Düsseldorf	CZK	303.207	21.320
	24,0741%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	74,6269%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	43.531	3.751
Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	24.960	2.490
Vorsorge Luxemburg Lebensversicherung S.A., Munsbach	99,9996%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	8.674	1.987
	0,0004%	ERGO International Aktiengesellschaft, Düsseldorf			
Watkins Marine Services Limited, London	100,0000%	Munich Re Underwriting Limited, London	GBP	16	1
Watkins Syndicate Hong Kong Limited, Hong Kong	67,0000%	Munich Re Holding Company (UK) Ltd., London	HKD	1.261	0
Watkins Syndicate Middle East Limited, Dubai, UAE	100,0000%	Munich Re Holding Company (UK) Ltd., London	USD	250	0
Watkins Syndicate Singapore Pte. Limited, Singapore	100,0000%	Munich Re Holding Company (UK) Ltd., London	SGD	286	0
nicht konsolidierte Tochterunternehmen					
"PORT ELISABETH" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT KELANG" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT LIMON" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	1	
"PORT MAUBERT" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	52	-8
"PORT MELBOURNE" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-1.424	-1.484
"PORT MENIER" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	52	-8
"PORT MORESBY" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-1.148	-1.206
"PORT SUDAN" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	53	-8
"PORT Victoria" GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	-1.970	-2.029
A.L.I.C.E. Software Lda., Lissabon	100,0000%	ALICE Software Service GmbH, Erkrath	EUR	350	39
Advice2Bau Baucontrolling & Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-149	-64
Akademie Schloß Hohenkammer GmbH, Hohenkammer*)	100,0000%	Münchener Rückversicherung AG, München	EUR	2.676	323
aktiva Vermittlung von Versicherungen und Finanz-Dienstleistungen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.572	450

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
APK Ambulante Pflege Köln GmbH, Köln	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	24	0
ARTES Assekuranzmakler GmbH, Düsseldorf	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	-807	-266
ArztPartner almeda AG, München	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	248	235
ASBIM BILGI ISLEM SISTEM HIZMETLERI MÜSAV. SAN. VE TIC. LTD. STI, Istanbul	99,5000%	Isvicre Sigorta A.S., Istanbul	TRY	284	160
	0,5000%	Isvicre Hayat Sigorta a S., Istanbul			
Assicurazione Europea Viaggi S.r.l., Agrate Brianza	51,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	-28	-42
Associated Asset Management Corporation B.V., Hertogenbosch	51,0000%	Victoria Immobilien Management GmbH, Düsseldorf	EUR	416	155
avanturo Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	avanturo GmbH, Düsseldorf	EUR	25	
Basko Garant Russisch-Deutsche Versicherungsgesellschaft AG, Kaliningrad	51,0000%	ERGO RUSS Versicherung AG, St. Petersburg	RUB	-54	-1
	49,0000%	ERGO International Aktiengesellschaft, Düsseldorf			
Beteiligung HMM Hamburg-Mannheimer Erste Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung HMM Hamburg-Mannheimer Erste Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung HMM Hamburg-Mannheimer Zweite Bürogebäude-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung HMM Hamburg-Mannheimer Zweite Immobilien-Verwaltungsgesellschaft mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
Beteiligung Hohenzollerndamm 183 Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
Beteiligung Seehotel Potsdam-Pirschheide Grundstücksverwaltung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	1
BioEnergie Verwaltungs-GmbH, Elsterwerda	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	24	2
Blitz 01-807 GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	24	0
CAPITAL PLAZA Holding- GmbH, Düsseldorf	70,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30	0
	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
CarePlus Senioren-Service GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	9	0
Ciborum GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
D.A.S. Prozessfinanzierung AG, München	99,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	580	-725
	1,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München			
Diana Vermögensverwaltungs AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	63	1
DKV - Alpha Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV - Beta Vermögensverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	0
DKV Gesundheits Service GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	51	-1
DKV Immobilien GmbH & Co. KG, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	25	
DKV Immobilienverwaltungs GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	24	0
DKV International health Holding AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
DKV Pflegedienste & Residenzen GmbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1 425	289
DKV Residenz am Tibusplatz gGmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	527	-757
DKV Servicios, S.A., Saragossa	100,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	660	7
DKV-Residenz in der Contrescarpe gemeinnützige Gesellschaft mbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-143	-776
EKSPERT - Pomoc Ubezpieczeniowa Sp. Z.o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	-557	-114

Stand 31.12.2006

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ERGO GmbH, Glarus	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	CHF	9.221	1.850
ERGO Immobilien-GmbH 1. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 2. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 3. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-GmbH 4. DKV & Co. KG, Kreien	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	50	
ERGO Immobilien-Verwaltungs-GmbH, Kreien	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	41	7
ERGO IN GmbH, Riga	90,0000%	ERGO Latvija Lebensversicherung AG (ERGO Latvija Dzivība AAS), Riga	LVL	-2	1
ERGO IN OÜ, Tallinn	60,0000%	ERGO Elukindlustuse AS, Tallinn	EEK	140	-154
ERGO Invest OÜ, Tallinn	100,0000%	ERGO Latvija Invest SIA, Riga	EEK	6.225	976
ERGO Lietuva Invest, Vilnius	100,0000%	ERGO Latvija Invest SIA, Riga	LTL	4.421	1.427
ERGO NETSOLUTIONS TK-Consulting GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	25	
ERGO Private Equity I GmbH, Düsseldorf	66,6666%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	26	0
	16,6667%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln			
	16,6667%	Hamburg-Mannheimer Pensionskasse AG, Hamburg			
ERGO Treasury Centre No. 2 Ltd., Dublin	100,0000%	ERGO Treasury Centre Ltd., Dublin	EUR	0	0
ERGO Trust Erste Beteiligungsgesellschaft mbH, Düsseldorf	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	24	0
Ebcs, s.r.o., Prag	100,0000%	Evropska Cestovní Pojistovna A.S., Prag	CZK	1.419	-581
Euro-Alarm A/S, Kopenhagen	66,6667%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	2.613	-119
Euro-Alarm Beijing, Beijing	100,0000%	Euro-Alarm A/S, Kopenhagen	USD	165	
Europäische (UK) Ltd., London	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	GBP		
European Assistance Holding, München	60,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	23	0
	10,0000%	Compania Europea de Seguros S.A., Madrid			
	10,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen			
	10,0000%	Europeiska Försäkringsaktiebolaget, Stockholm			
	10,0000%	Evropska Cestovní Pojistovna A.S., Prag			
EVV Logistik Management GmbH, Düsseldorf	64,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	26	0
	20,0000%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
	16,0000%	ERGO Versicherungsgruppe AG, Düsseldorf			
Exolvo GmbH, Hamburg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	28	2
Flexitel Telefonservice GmbH, Berlin	76,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	2.004	408
Forst Ebnath AG, Ebnath	96,7315%	Münchener Rückversicherung AG, München	EUR	2.962	666
Gastronomie Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	191	88
GBD Gesellschaft für Beteiligungsverwaltung und Dienstleistungen mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	934	106
GBG Vogelsanger Straße GmbH, Köln	94,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.348	-235
Gebäude- und Büro-Service Gesellschaft Überseering 35 GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	143	13
GEMEDA Gesellschaft für medizinische Datenerfassung und Auswertung sowie Serviceleistungen für freie Berufe mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	247	3
Genius II Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	30	0
goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.979	568

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
goDentis Zahnprophylaxezentrum Stuttgart GmbH, Stuttgart	100,0000%	goDentis - Gesellschaft für Innovation in der Zahnheilkunde mbH, Köln	EUR	-1.749	-532
goMedus Gesellschaft für Qualität in der Medizin mbH, Köln	100,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	1.509	-17
Great Lakes Re Management Company (Belgium) S.A., Brüssel	99,9000%	Münchener Rückversicherung AG, München	EUR	70	1
	0,1000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Hamburger Hof Management GmbH, Hamburg	100,0000%	Münchener Rückversicherung AG, München	EUR	48	0
Hamburg-Mannheimer Consulting n.v., Brüssel	99,9800%	Hamburg-Mannheimer N.V./S.A., Brüssel	EUR	204	-190
	0,0200%	ERGO International Aktiengesellschaft, Düsseldorf			
Hamburg-Mannheimer ForsikringService A/S, Kopenhagen	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	DKK	598	8
Hamburg-Mannheimer Rechtsschutz Schaden-Service GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	60	0
Hamburg-Mannheimer spol s.r.o., Prag	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	CZK	12.633	-2.230
Hamburg-Mannheimer Sports GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	242	19
Hamburg-Mannheimer Versicherungs- und Finanzierungsvermittlung GmbH, Hamburg	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	172	53
Hestia Kontakt Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	681	30
Hestia Loss Control Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	334	-63
Hestia Zdrowie Sp. Z.o.o., Sopot	100,0000%	Hestia Financial Services S.A., Sopot	PLN	649	110
HMP Polska Sp.zo.o., Warschau	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	PLN	2.544	-603
Ideenkapital Client Service GmbH, Düsseldorf*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	26	0
Ideenkapital dritte Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	29	49
Ideenkapital erste Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	28	14
IDEENKAPITAL Marine Finance AG, Hamburg*)	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	791	1.303
Ideenkapital Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	-345	-97
IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	34	40
IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	2
Ideenkapital Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	44	19
IDEENKAPITAL Treuhand NAVALIA drei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	-4
IDEENKAPITAL Treuhand NAVALIA fünf GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	28	-5
IDEENKAPITAL Treuhand NAVALIA sechs GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	29	-3
IDEENKAPITAL Treuhand NAVALIA sieben GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	27	-6
IDEENKAPITAL TreuHand NAVALIA vier GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	30	-3
Ideenkapital Treuhand NAVALIA zwei GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	29	-5
Ideenkapital Treuhand US Real Estate eins GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	33	29
IDEENKAPITAL Treuhand Validia 4 GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	15	-3
IDEENKAPITAL vierte Filmfonds Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	25	-1
Ideenkapital vierte Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	34	9
Ideenkapital zweite Investoren Service GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	29	27
Ideenkapital zweite Media Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	31	19
IDEENKAPITAL-Verwaltungsgesellschaft mbH, Düsseldorf	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	-193
IK Australia Property Eins GmbH & Co. KG, Hamburg	100,0000%	IK Property Treuhand GmbH, Düsseldorf	EUR	5	

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
IK FE Management GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-10	-36
IK Objekt Bensheim GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	33	3
IK Objekt Frankfurt Theodor-Heuss-Allee GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	-3	-28
IK Premium GmbH, Düsseldorf	100,0000%	IDEENKAPITAL AG, Düsseldorf	EUR	20	-1
IK Property Eins Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	-
IK Property Treuhand GmbH, Düsseldorf	100,0000%	Ideenkapital Client Service GmbH, Düsseldorf	EUR	18	-2
IK US PORTFOLIO INVEST Drei GmbH & Co. KG, Düsseldorf	100,0000%	IK Property Treuhand GmbH, Düsseldorf	EUR	1	
IK US Portfolio Invest DREI Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
IK US Portfolio Invest Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	27	5
IK US Portfolio Invest ZWEI Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	21	-1

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
IKFE Management Zwei GmbH, Düsseldorf	99,2141%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	19	-1
	0,3929%	Ideenkapital Client Service GmbH, Düsseldorf			
	0,1965%	IDEENKAPITAL AG, Düsseldorf			
	0,1965%	IDEENKAPITAL Marine Finance AG, Hamburg			
INSMED S.r.l., Mailand	100,0000%	Newmed S.p.A., Mailand	EUR	23	3
InterAssistance Gesellschaft für Dienstleistungen mit beschränkter Haftung, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Versicherungs-Aktiengesellschaft, München	EUR	26	0
IRIS Capital Fund II German Investors GmbH & Co. KG, Düsseldorf	42,8571%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	6.801	-14
	42,8571%	Victoria Pensionskasse AG, Düsseldorf			
ISVICRE Hayat Sigorta Pazarlama Limited Sirketi, Istanbul	93,7300%	Isvicre Hayat Sigorta a.S., Istanbul	TRY	-2.100	-2.584
	6,2700%	Isvicre Sigorta A.S., Istanbul			
Isvicre Portföy Yönetimi A.S., Istanbul	85,7700%	Isvicre Sigorta A.S., Istanbul	TRY	1.493	235
	13,2300%	Isvicre Hayat Sigorta a.S., Istanbul			
ISVICRE SIGORTA KIBRIS LIMITED, Istanbul	51,0000%	Isvicre Sigorta A.S., Istanbul	TRY		
Jupiter Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	157	-1
Juventus Vermögensverwaltungs AG, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	52	0
K & P Objekt Hamburg Hamburger Straße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	30	2
K & P Objekt München Hufelandstraße GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	31	2
KBV Gesellschaft für Kapitalbeschaffung und Versicherungsvermittlung mbH, Hamburg	100,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	248	0
Konzeption S.A., Tychy	93,3700%	Patria Investment S.A., Tychy	PLN	6.487	760
	6,1100%	Patria Broker Spólka z.o.o., Tychy			
	0,0200%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
KQV Solarpark Franken 1 GmbH & Co. KG, Fürth	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	919	-81
Landelijke Associatie van Gerechtsdeurwaarders B.V., Groningen	100,0000%	DAS Legal Finance B.V., Amsterdam	EUR	90	
Larus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	26.638	5.653
	50,0000%	Münchener Rückversicherung AG, München			
M & P Versicherungsmakler GmbH, Nürnberg	100,0000%	Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf	EUR	601	75
MAM Munich Asset Management GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
Marina Salud S.A., Alicante	65,0000%	DKV Seguros y Reaseguros, Sociedad Anónima Española, Saragossa	EUR	3.000	
MAYFAIR Financing GmbH, Düsseldorf	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.348	470
MAYFAIR Holding GmbH & Co. Singapur KG, Düsseldorf	71,4285%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	30.541	14.407
MAYFAIR Holding GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26	0
MEAG Dritte Beteiligungsgesellschaft mbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	0
MEAG Real Estate Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Real Estate Erste Beteiligungsgesellschaft, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	28	1
MEAG Real Estate Facilities Management Düsseldorf GmbH, Düsseldorf*)	100,0000%	MEAG Real Estate Düsseldorf GmbH, Düsseldorf	EUR	25	0
MEAG Real Estate Facilities Management Hamburg GmbH, Hamburg*)	100,0000%	MEAG Real Estate Hamburg GmbH, Hamburg	EUR	24	0
MEAG Real Estate Facilities Management München GmbH, München*)	100,0000%	MEAG Real Estate München GmbH, München	EUR	26	0
MEAG Real Estate Hamburg GmbH, Hamburg*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	18	94

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
MEAG Real Estate München GmbH, München*)	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	25	0
MEAG Zweite Beteiligungsgesellschaft mbH, München	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	0
Mediastream Consulting GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	22	-4
Mediastream Dritte Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	27	1
Mediastream Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	26	0
Mediastream Vierte Medien GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	25	0
Mediastream Zweite Film GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	30	4
MedNet Europa GmbH, München	100,0000%	MedNet Holding GmbH, München	EUR	19	0
MedNet Holding Ltd., Nicosia	84,3000%	Münchener Rückversicherung AG, München	EUR	20	0
	15,7000%	MedNet Holding GmbH, München			
MedNet International Offshore SAL, Beirut	99,6700%	MedNet International Ltd., Nicosia	USD	116	-2
Medotel Gesellschaft für Hotelmedizin mbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	5	0
MedWell Gesundheits-AG, Köln	97,1906%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	349	83
Merkur Grundstücks- und Beteiligungs-Gesellschaft mit beschränkter Haftung, Düsseldorf*)	100,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	7.697	0
miCura Pflegedienste Bremen GmbH, Bremen	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	43	-30
miCura Pflegedienste Dachau GmbH, Dachau	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-16	-116
miCura Pflegedienste Düsseldorf GmbH, Düsseldorf	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	122	-62
miCura Pflegedienste Krefeld GmbH, Krefeld	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	-4	72
miCura Pflegedienste München GmbH, München	80,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	98	9
miCura Pflegedienste Münster GmbH, Münster	100,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	202	126
miCura Pflegedienste Nürnberg GmbH, Nürnberg	51,0000%	DKV Pflegedienste & Residenzen GmbH, Köln	EUR	7	-18
MR Beteiligungen 1. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 14. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 15. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 16. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 17. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 18. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 19. GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	24	0
MR Beteiligungen 3. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen 4. GmbH, München*)	100,0000%	Münchener Rückversicherung AG, München	EUR	25	0
MR Beteiligungen AG, München	100,0000%	Münchener Rückversicherung AG, München	EUR	61	0
MR ERGO Beteiligungen GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	138.948	-67.528
Muenchener Rueck Hellas Services S.A., Athen	100,0000%	Münchener Rückversicherung AG, München	EUR	221	141
Mutuasistencia Europea, S.A., Madrid	100,0000%	Compania Europea de Seguros S.A., Madrid	EUR	173	22
Münchener Agro Servicios do Brasil, Ltda., Sao Paulo	100,0000%	Münchener Rückversicherung AG, München	BRL	-40	-794
Münchener Consultora Internacional S.R.L., Santiago de Chile	90,0000%	Münchener Rückversicherung AG, München	CLP	233.519	42.750
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener de Argentina Servicios Técnicos S. R. L., Buenos Aires	100,0000%	Münchener Rückversicherung AG, München	ARS	475	85

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Münchener de Colombia S.A. Corredores de Reaseguros, Santa Fe de Bogota D.C.	100,0000%	Münchener Rückversicherung AG, München	COP	1.753.103	23 492

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Münchener de Mexico S. A., Mexico	99,8000%	Munich Holdings Ltd., Toronto	MXN	18.577	1.572
	0,2000%	Münchener Rückversicherung AG, München			
Münchener de Venezuela C.A. Intermediaria de Reaseguros, Caracas	100,0000%	Munich Holdings Ltd., Toronto	VEB	77.105	27.647
Münchener do Brasil Servicos Técnicos Ltda., Sao Paulo	90,0000%	Münchener Rückversicherung AG, München	BRL	1.435	342
	10,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Münchener Ecoconsult GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	37	-1
Münchener Finanzgruppe AG Beteiligungen, München.	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Münchener Vermögensverwaltung GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	26	0
Munich Canada Systems Corporation, Toronto	100,0000%	Munich Reinsurance Company of Canada, Toronto	CAD	0	0
Munich Columbia Square Corp., Wilmington	100,0000%	Münchener Rückversicherung AG, München	USD	20	-1
Munich Life Management Corporation Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
Munich Management Pte. Ltd., Singapur	100,0000%	Munich Holdings Ltd., Toronto	SGD	2.079	881
Munich Re General (UK) plc, London	100,0000%	Münchener Rückversicherung AG, München	GBP	51	1
Munich Re India Services Private Limited, Mumbai	99,0000%	Münchener Rückversicherung AG, München	INR	9.081	4.460
	1,0000%	Jupiter Vermögensverwaltungsgesellschaft mbH, München			
Munich Re Japan Services K. K., Tokio	100,0000%	Münchener Rückversicherung AG, München	JPY	203.511	11.522
Munich Re Life and Health (UK) Plc., London	100,0000%	Münchener Rückversicherung AG, München	GBP	50	0
Munich Re Polska Services So. Z.o.o., Warschau	100,0000%	Münchener Rückversicherung AG, München	PLN	688	73
Munich Re Tel Aviv Services Ltd., Tel Aviv	100,0000%	Münchener Rückversicherung AG, München	ILS	-81	-110
Munich-American Risk Partners GmbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	956	740
Munich-Canada Management Corp. Ltd., Toronto	100,0000%	Munich Holdings Ltd., Toronto	CAD	5	0
MunichFinancialGroup AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
MunichFinancialServices AG Holding, München	100,0000%	Münchener Rückversicherung AG, München	EUR	51	0
Munichre General Services Limited, London	100,0000%	Münchener Rückversicherung AG, München	GBP	492	447
Munichre Life Services Ltd., London	100,0000%	Münchener Rückversicherung AG, München	GBP	2.095	1.259
Munichre Service Limited, Hong Kong	100,0000%	Munich Holdings Ltd., Toronto	HKD	419	204
Nederlands Centrum voor Fiscaal en Sociaal Advies, Brüssel	77,0000%	Hamburg-Mannheimer Consulting n.v., Brüssel	EUR	42	9
	20,0000%	Hamburg-Mannheimer N.V./S.A., Brüssel			
Paramount Healthcare Management Pvt. Ltd., Mumbai	70,0000%	MedNet Holding GmbH, München	INR	102.285	3.848
	10,0000%	Münchener Rückversicherung AG, München			
Patria Broker Spólka z.o.o., Tychy	93,0000%	Patria Investment S.A., Tychy	PLN	88	-11
Patria Investment S.A., Tychy	50,4000%	Hestia Financial Services S.A., Sopot	PLN	8.830	-90
	39,0500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot			
PLATINIA Verwaltungs-GmbH, Grünwald	100,0000%	Ideenkapital Media Finance AG, Düsseldorf	EUR	28	1
Primecare GmbH, Köln	100,0000%	MedWell Gesundheits-AG, Köln	EUR	11	-5
PRORENDITA DREI GmbH & Co. KG, Hamburg	100,0000%	IDEENKAPITAL PRORENDITA EINS Treuhandgesellschaft mbH, Düsseldorf	EUR	2	-3
PRORENDITA DREI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	23	-2
PRORENDITA EINS Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	30	6

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
PRORENDITA VIER Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	19	-2
PRORENDITA ZWEI Verwaltungsgesellschaft mbH, Hamburg	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	26	1
ProVictor Immobilien GmbH, Düsseldorf	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	110	3 024
ProVictor Property Fund V Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD		0
ProVictor Property Fund VI Management, Inc., Atlanta	51,0000%	ProVictor US Corporation, Atlanta	USD		0
ProVictor US Corporation, Atlanta	100,0000%	ProVictor Immobilien GmbH, Düsseldorf	USD	-113	-1
Reaseguradora de las Américas S. A., La Habana	100,0000%	Münchener Rückversicherung AG, München	CUP	679	0
Seldac 1. Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	30	5
Seminaris Hotel- und Kongreßstätten-Betriebsgesellschaft mbH, Lüneburg	25,0000%	Hamburg-Mannheimer Rechtsschutzversicherungs-Aktiengesellschaft, Hamburg	EUR	1.597	14
	25,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	25,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
Silvanus Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	37	0
Solidus GmbH, München	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	25	0
Sopockie Towarzystwo Doradcze Sp. z o.o., Sopot	100,0000%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	65	4
SOS International Reise-Notfallservice GmbH, München	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	26	2
Stadtwerk Elsterwerda GmbH, Elsterwerda	51,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	509	152
Stichting Aandelen Beheer D.A.S. Holding, Amsterdam	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	810	
TAS Assekuranz Service GmbH, Frankfurt/Main	100,0000%	Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	EUR	13	-1
TAS Touristik Assekuranz Service International GmbH, Frankfurt/Main	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	34	0
Three Lions Underwriting Ltd., London	60,0000%	Münchener Rückversicherung AG, München	GBP	996	387
TIP - Redaktion und Service GmbH, Ostfildern	100,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	81	56
TIP Gesellschaft für Touristik-Informations-Programme mbH, München	51,6100%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	35	14
Touristik Assekuranz Service GmbH Versicherungsmakler, Frankfurt/Main	100,0000%	ERV Beteiligungsgesellschaft mbH, München	EUR	256	0
US PROPERTIES VA GmbH & Co. KG, Düsseldorf	100,0000%	IK Property Treuhand GmbH, Düsseldorf	EUR	1	
US PROPERTIES VA Verwaltungs-GmbH, Düsseldorf	100,0000%	IDEENKAPITAL Financial Engineering AG, Düsseldorf	EUR	25	
VB Victoria Zastupanje u Osiguranju d.o.o., Zagreb	74,9000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	HRK	22	17
Verwaltungsgesellschaft "PORT ELISABETH" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT KELANG" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT LIMON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	
Verwaltungsgesellschaft "PORT LOUIS" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	37	4
Verwaltungsgesellschaft "PORT MAUBERT" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Verwaltungsgesellschaft "PORT MELBOURNE" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	2
Verwaltungsgesellschaft "PORT MENIER" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Verwaltungsgesellschaft "PORT MOODY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	33	4
Verwaltungsgesellschaft "PORT MORESBY" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Verwaltungsgesellschaft "PORT MOUTON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Verwaltungsgesellschaft "PORT NELSON" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Verwaltungsgesellschaft "PORT RUSSEL" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	33	4

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Verwaltungsgesellschaft "PORT SAID" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	32	4
Verwaltungsgesellschaft "PORT STANLEY" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	32	4
Verwaltungsgesellschaft "PORT STEWART" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	31	4
Verwaltungsgesellschaft "PORT SUDAN" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	24	2
Verwaltungsgesellschaft "PORT UNION" mbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	32	4
Verwaltungsgesellschaft "PORT Victoria" GmbH, Hamburg	100,0000%	IDEENKAPITAL Marine Finance AG, Hamburg	EUR	25	2
Vesta Vermögensverwaltungsgesellschaft mbH, München	100,0000%	Münchener Rückversicherung AG, München	EUR	29	0
VFG Vorsorge-Finanzierungsconsulting GmbH, Wien	75,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	1.003	470
Victoria Immobilien Management GmbH, Düsseldorf	100,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	178	-453
Victoria Immobilien-Fonds GmbH, Düsseldorf	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	152	13
Viwis GmbH, München*)	100,0000%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	2.000	0
Vorsorge Service GmbH, Düsseldorf	100,0000%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	26	0
VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	100,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	263	87
VV-Immobilien Gesellschaft für Haus- und Grundbesitzverwaltung GmbH, Wien	100,0000%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	57	193
welivit AG, Nürnberg	100,0000%	KarstadtQuelle Versicherung AG, Fürth	EUR	7.709	772
welivit New Energy GmbH, Fürth	100,0000%	welivit AG, Nürnberg	EUR	18	-7
WISMA ATRIA Holding GmbH & Co. Singapur KG, Düsseldorf	65,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	75.352	62.064
WNE Solarfonds Süddeutschland 2 GmbH & Co. KG, Nürnberg	100,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	81	
Wohnungsgesellschaft Brela mbH, Hamburg*)	100,0000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg	EUR	102	0
AT EQUITY BEWERTETE ASSOZIIERTE UNTERNEHMEN					
-* Bewertung mit umbewerteten IAS-Eigenkapital					
13th & F associates (Columbia Square), Washington D.C.	79,9900%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	118.419	12.558
	0,0100%	Munich Columbia Square Corp., Wilmington			
AdvanceCare - Gestão de Serviços de Saúde, S.A, Lissabon	24,0000%	Victoria Internacional de Portugal SGPS S.A., Lissabon	EUR	5.450	1.432
	15,0000%	Münchener Rückversicherung AG, München			
Assistance Partner GmbH & Co. KG, München	21,6667%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	0	392
B F. International Vida Compania de Seguros S. A., Buenos Aires	20,0000%	ERGO Italia S.p.A., Mailand	ARS	1.437	-426
BHS tabletop AG, Selb	28,9134%	Münchener Rückversicherung AG, München	EUR	29.380	2.842
Bloemers Holding B. V., Rotterdam	22,7273%	Münchener Rückversicherung AG, München	EUR	31.491	9.211
carexpert Kfz-Sachverständigen GmbH, Walluf	25,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	5.367	108
Consortia Versicherungs-Beteiligungsgesellschaft mbH, Nürnberg	30,0000%	Münchener Rückversicherung AG, München	EUR	54.100	2.837
D.A.S. Difesa Automobilistica Sinistri, S.p.A. di Assicurazione, Verona	49,9920%	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-Aktiengesellschaft, München	EUR	9.593	2.192
Dolmen Securities Limited, Dublin**)	91,6670%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	18.168	-86
	0,0124%	ERGO Treasury Centre No. 2 Ltd., Dublin			
EUREKA Office Fund Pte Ltd., Singapur	50,0000%	EUREKA GmbH, Düsseldorf	SGD	385.871	-3.373
Euro-Center Holding A/S, Kopenhagen	16,6666%	Europaeiske Rejseforsikring A/S, Kopenhagen	DKK	7.081	-1.829
	16,6666%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	16,6666%	Europeiska Försäkringsaktiebolaget, Stockholm			
Europai Utazasi Biztosito Rt., Budapest	26,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	HUF	1.035.489	250.614
Europäische Reiseversicherungs-Aktiengesellschaft, Wien	25,0100%	ERV Beteiligungsgesellschaft mbH, München	EUR	5.665	804
Finsure Investments (Private) Limited, Harare	24,5000%	Munich Reinsurance Company of Africa Ltd, Johannesburg	ZWD	32.699.269	299.407
Geschlossene Aktiengesellschaft Europäische Reiseversicherung, Kiew	25,1000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	UAH	8.748	0
Global Aerospace Underwriting Managers Ltd., London	24,9000%	Münchener Rückversicherung AG, München	GBP	25.453	10.772
HighTech Beteiligungen GmbH und Co. KG, Düsseldorf	9,9000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	58.920	-4.699
	6,6000%	Hamburg-Mannheimer Sachversicherungs-Aktiengesellschaft, Hamburg			
	6,6000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
IK Objektgesellschaft Frankfurt Theodor-Heuss-Allee GmbH & Co. KG, Düsseldorf	47,4000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	14.152	8.608
Income Opportunity Fund I L.L.C., New York	33,3300%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	764	10.459
Janus Vermögensverwaltungsgesellschaft mbH, München	50,0000%	Münchener Rückversicherung AG, München	EUR	8.605	9.548
K & P Objekt Hamburg Hamburger Straße Immobilienfonds GmbH & Co.KG, Düsseldorf	30,8206%	IK Premium Fonds GmbH & Co. KG, Düsseldorf	EUR	7.292	430
	5,7252%	IK FE Management GmbH, Düsseldorf			
	0,1431%	Ideenkapital Treuhand GmbH, Düsseldorf			
KarstadtQuelle Finanz Service GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	120.514	-5.774
Lancer Financial Group, Inc., Long Beach, NY	47,4600%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	25.521	6.251
MCAF Verwaltungs-GmbH & Co.KG, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	110.000	115
MDP Ventures I L.L.C., New York	50,0000%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	21.118	6.384
MDP Ventures III L.L.C., New York	49,9900%	MEAG US Real Estate Management Investments, Inc., Wilmington DE	USD	90	1.107
MEDICLIN Aktiengesellschaft, Frankfurt am Main	11,8746%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	136.538	3.190
MEDICLIN Aktiengesellschaft, Frankfurt am Main	16,5571%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	136.538	3.190
Middlesea Insurance p.l.c, Floriana	19,9000%	Münchener Rückversicherung AG, München	MTL	16.411	3.841
Millennium Development Partners II L.L.C., New York	49,9900%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	USD	-31.993	-4.044
Millennium Entertainment Partners II L.P., New York**)	32,5315%	Victoria Investment Properties Two L.P., Atlanta	USD	124.266	-15.053
	9,7677%	Victoria US Holdings, Inc., Wilmington			
Millennium Entertainment Partners L.P., New York	42,6411%	Victoria US Holdings, Inc., Wilmington	USD	80.790	-3.505
Millennium Partners LLC, New York	22,4111%	Victoria US Holdings, Inc., Wilmington	USD	207.860	21.630
MPE Hotel I L.L.C., New York	33,3300%	Victoria Investment Properties Two L.P., Atlanta	USD	-210.566	-47.523
MPE Hotel I Tenant Holdings L.L.C., New York	33,3300%	Victoria Investment Properties Two L.P., Atlanta	USD	-30.803	-5.216
PICC Health Insurance Company Limited, Beijing	19,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	CNY	931.967	-68.033
Prévoyance Ré, S.A., Paris	34,0000%	Münchener Rückversicherung AG, München	EUR	26.448	911
Property Finance France S.A., Luxemburg	45,4605%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	34.146	28.209
RehaCare GmbH, München	25,1000%	Münchener Rückversicherung AG, München	EUR	1.077	151
Rendite Partner Gesellschaft für Vermögensverwaltung mbH, Frankfurt a.M.	33,3333%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	76.682	4.683
RP Vilbeler Fondsgesellschaft mbH, Frankfurt a.M.	10,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	252.973	7.130
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	10,0000%	KarstadtQuelle Lebensversicherung AG, Fürth			

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
	10,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
Sana Kliniken GmbH & Co. KGaA, München	20,3150%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	112.641	7.106
	1,3875%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
Saudi National Insurance Company E.C., Manama	22,5000%	Münchener Rückversicherung AG, München	USD	20.542	8.070
Seaflower Health Ventures III L.P., Waltham	28,8300%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	USD	31.907	-994
SEBA Beteiligungsgesellschaft mbH, Nürnberg	20,0000%	Münchener Rückversicherung AG, München	EUR	95.527	1.124
Star Growth GmbH & Co. Beteiligungs KG, München	48,2800%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	USD	14.501	2
Storebrand Helseforsikring AS, Oslo	50,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	NOK	46.165	15
TERTIANUM Besitzgesellschaft Berlin Passauer Strasse 5-7 mbH, München	25,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	38.354	-753
TERTIANUM Besitzgesellschaft Konstanz Marktstätte 2-6 und Sigismundstrasse 5-9 mbH, München	25,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	56.911	-542
TERTIANUM Besitzgesellschaft München Jahnstrasse 45 mbH, München	33,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	47.498	1.394
TERTIANUM Seniorenresidenz Betriebsgesellschaft München mbH, München	33,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	1.293	-257
TERTIANUM Seniorenresidenzen Betriebsgesellschaft mbH, Konstanz	25,0000%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	2.248	-264
U.S. Property Management III L.P., Atlanta	20,0000%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	372	7.886
Uelzener Lebensversicherungs-AG, Uelzen	23,9750%	Münchener Rückversicherung AG, München	EUR	2.432	211
UNION VERSICHERUNGS-AKTIENGESELLSCHAFT, Wien	45,0000%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	70.405	18.549
US Property Investment Fund L.P., Atlanta	22,0855%	Victoria US Holdings, Inc., Wilmington	USD	5.111	-7.090
US Property Management II L.P., Atlanta	33,3333%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	2.919	3.757
VEREINSBANK Victoria Bauspar Aktiengesellschaft, München	30,0000%	ERGO Zweite Beteiligungsgesellschaft mbH, Düsseldorf	EUR	62.973	128
VICTORIA-VOLKSBANKEN Mitarbeitervorsorgekasse AG, Wien	50,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	2.992	-237
VICTORIA-VOLKSBANKEN Pensionskassen Aktiengesellschaft, Wien	23,7514%	ERGO International Aktiengesellschaft, Düsseldorf	EUR	10.480	1.698
	23,7514%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien			
VV Immobilien GmbH & Co. GB KG, Düsseldorf	19,0770%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	33.744	5.972
	10,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg			
	8,2055%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
	3,6416%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. United States KG, Düsseldorf	21,1267%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	65.343	4.769
	7,8247%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
VV Immobilien GmbH & Co. US City KG, München	23,0999%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	178.178	8.724
VV Immobilien Verwaltungs GmbH & Co. Zentraleuropa KG, München	20,4082%	VHDK Beteiligungsgesellschaft mbH, Düsseldorf	EUR	73.731	6.465
AT COST BEWERTETE ASSOZIIERTE UNTERNEHMEN					
"PORT LOUIS" GmbH & Co. KG, Hamburg	25,6685%	IK Premium Fonds zwei GmbH & Co. KG, Düsseldorf	EUR	1.411	-1.084
	0,4187%	IDEENKAPITAL Marine Finance AG, Hamburg			
	0,1396%	IDEENKAPITAL Financial Service AG, Düsseldorf			
	0,1396%	IDEENKAPITAL AG, Düsseldorf			
	0,0465%	IDEENKAPITAL Schiffsfonds Treuhand GmbH, Düsseldorf			
"TopReport" Schadenbesichtigungs GmbH, Wien	20,0000%	VICTORIA-VOLKSBANKEN Versicherungsaktiengesellschaft, Wien	EUR	174	0

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
ACM-Compagnie Mercur AG, Bremen	50,0000%	Münchener Rückversicherung AG, München	EUR	55	-1
ARIES, New York	21,6000%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	6.526	-7.573
BF.direkt AG, Stuttgart	45,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	-1.741	-1.242
Cairnstone Inc., Wilmington	24,4000%	Munich Reinsurance America, Inc., Wilmington, Delaware	USD	1.131	34
CLAIMWEB S.p.A., Mailand	20,0000%	Newmed S.p.A., Mailand	EUR	124	2
Fernkälte Geschäftsstadt Nord Gesellschaft bürgerlichen Rechts, Hamburg	35,8700%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	2.323	0
General Partner Victoria Limited, London	33,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	30	
Global Assistance GmbH, München	30,0000%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	321	-53
Gustav-Freytag-Straße 1 München GbR, München	25,0000%	Victoria Immobilien Management GmbH, Düsseldorf	EUR	0	-27
Hannover Finanz-Umwelt Beteiligungsgesellschaft mbH, Hillerse	20,0000%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	-6.271	-869
Inreon Limited, London	38,2700%	Münchener Rückversicherung AG, München	GBP	125	
Kürnbergstraße 30, München GbR, München	50,0000%	Victoria Immobilien Management GmbH, Düsseldorf	EUR	45	12
LCM Logistic Center Management GmbH, Hamburg	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	144	82
MCAF Management GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	27	1
MEAG Pacific Star Holdings Limited, Hong Kong	50,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	HKD	5	
Munich London Investment Management Ltd, London	50,0000%	Münchener Rückversicherung AG, München	GBP	107	-706
National Insurance Company S.A., Luxemburg	22,5000%	Münchener Rückversicherung AG, München	LUF	1.250	-70
Paramount Health Services pvt. Ltd., Mumbai	32,5000%	Paramount Healthcare Management Pvt. Ltd., Mumbai	INR	14.704	5.692
PBW Real Estate Asset Management B.V., Amsterdam	49,5000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	3.184	866
POOL Sp. z o.o., Warschau	33,7500%	Sopockie Towarzystwo Ubezpieczeniowe Ergo Hestia Spolka Akcyjna, Sopot	PLN	4	
Prime REIT Management Holdings Pte. Ltd., Singapur	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	USD	3.433	1.428
ProVictor Property Fund VII, L.P., Atlanta	43,3435%	ProVictor Immobilien GmbH, Düsseldorf	USD	93.844	6.121
Reisegarant, Vermittler von Insolvenzversicherungen mbH, Hamburg	24,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	129	16
RM 2264 Vermögensverwaltungs GmbH, München	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	23	1
Rumba GmbH & Co. KG, München	25,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.627	-105
Sana Managementgesellschaft mbH, München**)	23,15%	DKV Deutsche Krankenversicherung Aktiengesellschaft, Köln	EUR	55	3
	1,39%	Victoria Krankenversicherung Aktiengesellschaft, Düsseldorf			
Schleißheimer Straße 80 München GbR, München	37,5000%	Victoria Immobilien Management GmbH, Düsseldorf	EUR	200	33
Solareh GmbH, München	50,0000%	Mercur Assistance Aktiengesellschaft Holding, München	EUR	-308	-132
SWE Umwelt GmbH, Elsterwerda	50,0000%	Stadtwerk Elsterwerda GmbH, Elsterwerda	EUR	39	47
Teko - Technisches Kontor für Versicherungen Gesellschaft mit beschränkter Haftung, Düsseldorf	30,0000%	Victoria Versicherung Aktiengesellschaft, Düsseldorf	EUR	47	21
TERTIANUM Management Aktiengesellschaft für Wohnen und Leben im Dritten Lebensabschnitt, München	20,2475%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	EUR	261	-2
The Victoria Partnership L.P., London	33,3333%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf	GBP	35	12
Triple IP B.V., Amsterdam	50,0000%	EUROPÄISCHE Reiseversicherung Aktiengesellschaft, München	EUR	18	
Union Europske Cestovne Poistenie a.s., Bratislava	25,0000%	Europaeiske Rejseforsikring A/S, Kopenhagen	SKK	1.078	39
US Property Management L.P., Atlanta	33,3333%	MEAG US Real Estate Management Holdings, Inc., Wilmington DE	USD	1.868	17.669
Versicherungsagentur Latgarant GmbH (Apdrosinasanas agentura Latgarants), Riga	35,0000%	ERGO Latvija Versicherung AG (ERGO Latvija Apdrosinasanas Akciju Sabiedriba), Riga	LVL	465	250
Volksbanken-Versicherungsdienst GmbH, Wien	25,2319%	VV-Consulting Gesellschaft für Risikoanalyse, Vorsorgeberatung und Versicherungsvermittlung GmbH, Wien	EUR	1.156	376

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
VV Immobilien Verwaltungs GmbH, München	30,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	581	1.469
VV Immobilien Verwaltungs und Beteiligungs GmbH, München	30,0000%	MEAG MUNICH ERGO AssetManagement GmbH, München	EUR	1.523	-281
VV-Consulting Többesügynöki Kft., Budapest	25,0000%	VICTORIA-VOLKSBANKEN Biztosító Rt., Budapest	HUF	66.068	-21.670
	25,0000%	VICTORIA-VOLKSBANKEN Életbiztosító Rt., Budapest			
WISMA ATRIA Holding GmbH, Düsseldorf	50,0000%	ERGO Versicherungsgruppe AG, Düsseldorf	EUR	26	2

Name und Sitz	Anteil am Kapital	gehalten von	Währung	Eigenkapital in TSD	Jahresergebnis in TSD
Große Kapitalgesellschaften ab 5 %					
Admiral Group plc, Cardiff	14,3500%	Münchener Rückversicherung AG, München	GBP	181.412	84.720
Credit Guarantee Insurance Corporation, Johannesburg	7,1037%	Munich Reinsurance Company of Africa Ltd., Johannesburg	ZAR	415.601	245.244
Deutsche Touring GmbH, Frankfurt/Main	17,1800%	ERV Beteiligungsgesellschaft mbH, München	EUR	4.955	-88
Helvetia Holding, St. Gallen	8,1561%	Münchener Rückversicherung AG, München	CHF	781.300	74.200
Inversura S.A., Medellin	19,5000%	Münchener Rückversicherung AG, München	COP	872.363.155	488.888.159
Jordan Insurance Co. p.l.c., Amman	10,0000%	Münchener Rückversicherung AG, München	JOD	43.175	19.092
Mecklenburgische Lebensversicherungs-AG, Hannover*)	12,5000%	Münchener Rückversicherung AG, München	EUR	16.500	1.600
Nürnberger Beteiligungs AG, Nürnberg	7,5000%	Münchener Rückversicherung AG, München	EUR	397.434	14.228
Österreichische Volksbanken-AG, Wien	5,7009%	Victoria Erste Beteiligungsgesellschaft mbH, Düsseldorf	EUR	1.092.260	49.275
	4,2991%	Victoria Versicherung Aktiengesellschaft, Düsseldorf			
Protektor Lebensversicherungs-AG, München	5,9457%	Hamburg-Mannheimer Versicherungs-Aktiengesellschaft, Hamburg	EUR	134.176	12.054
	4,3254%	Victoria Lebensversicherung Aktiengesellschaft, Düsseldorf			
	0,4815%	KarstadtQuelle Lebensversicherung AG, Fürth			
	0,0039%	Vorsorge Lebensversicherung Aktiengesellschaft, Düsseldorf			
	0,0032%	Neckermann Lebensversicherung Aktiengesellschaft, Fürth			

Die Angaben über Eigenkapital und Jahresergebnis sind den jeweils zuletzt verfügbaren Jahresabschlüssen, überwiegend denen zum 31. Dezember 2005, entnommen. Eine Vergleichbarkeit ist wegen unterschiedlicher nationaler Bilanzierungs- und Bewertungsvorschriften nur bedingt gegeben.

Die Anteilsliste ist Bestandteil des Jahresabschlusses und des Konzernabschlusses der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, München, und ist dementsprechend vom Bestätigungsvermerk des Abschlussprüfers erfasst.

München, den 6. März 2007

Der Vorstand

von Bomhard, Arnoldussen,
Blunck, Daschner,
Jeworrek, Phelan,
Schneider, Strassl,

*) Bei diesen Unternehmen bestehen Ergebnisabführungsverträge.
**) Stimmrechtsanteil

Münchener Rückversicherungs-Gesellschaft
Königinstraße 107
80802 München

Bestellnummer: 302–05266

END